James S. Ryan, III
                                                                  (214) 953-5801
                                                                    jryan@jw.com







                                                                January 16, 2003



VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      First Banks, Inc. / First Preferred Capital Trust IV

Gentlemen:

         Attached for electronic filing, please find a Registration Statement on Form S-2 related to Trust Preferred Securities of First Preferred Capital Trust IV, Subordinated Debentures of First Banks, Inc. and Guarantee of First Banks, Inc.

         If you have any questions or comments, please call John Daniels at
(214) 368-9405 or me at (214) 953-5801.

                                                     Very truly yours,

                                                     /s/ James S. Ryan, III
                                                     ---------------------------
                                                         James S. Ryan, III

cc:      Allen H. Blake
         Lisa K. Vansickle
         Harold R. Burroughs
         E. Steve Bolden II


                             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2003
                                                                                                       Registration No. 333
                                                                                                       Registration No. 333-     -01
====================================================================================================================================
                                                   SECURITIES AND EXCHANGE COMMISSION
                                                          WASHINGTON, D.C. 20549
                                                                FORM S-2
                                                          REGISTRATION STATEMENT
                                                                   UNDER
                                                        THE SECURITIES ACT OF 1933
                                                        --------------------------
                         FIRST BANKS, INC.                                                   FIRST PREFERRED CAPITAL TRUST IV
                     (Exact Name of Registrant                                                 (Exact name of Co-Registrant
                   as specified in its charter)                                                as specified in its charter)
                             MISSOURI                                                                   DELAWARE
                  (State or other jurisdiction of                                             (State or other jurisdiction of
                  incorporation or organization)                                               incorporation or organization)
                            43-1175538                                                                 APPLIED FOR
               (I.R.S. Employer Identification No.)                                         (I.R. S. Employer Identification No.)
                                         135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
                                (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
                                         -----------------------------------------------------
                                                             ALLEN H. BLAKE
                                               President, Chief Financial Officer and Secretary
                                                              First Banks, Inc.
                                                        600 James S. McDonnell Blvd.
                                                         Hazelwood, Missouri 63042
                                                               (314) 592-5000
                 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                         -------------------------------------------------------
                                                               With copies to:
            JOHN S. DANIELS, ESQ.                      JAMES S. RYAN, III, ESQ.                      HAROLD R. BURROUGHS, ESQ.
        6440 North Central Expressway                    Jackson Walker L.L.P.                            Bryan Cave LLP
                  Suite 503                           901 Main Street, Suite 6000                 211 North Broadway, Suite 3600
             Dallas, Texas 75206                          Dallas, Texas 75202                     St. Louis, Missouri 63102-2750
               (214) 368-9405                               (214) 953-6000                                (314) 259-2000
                                               ------------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this
Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]
                                                   CALCULATION OF REGISTRATION FEE
============================================================ ================= ================= ============== =================
                  Title of Each Class of                       Amount to be    Proposed Maximum     Proposed         Amount of
                                                                                                    Maximum
                                                                                                   Aggregate
                                                                                Offering Price      Offering       Registration
                Securities To Be Registered                   Registered(1)        Per Unit         Price(1)        Fee(1) (2)
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Preferred Securities of First Preferred Capital Trust IV        2,760,000           $25.00        $69,000,000       $ 6,348
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Subordinated Debentures of First Banks, Inc.(3).........          (3)(4)              -                -               -
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Guarantee of First Banks, Inc., with respect to Preferred
    Securities(4).......................................           (4)                -                -               -
============================================================ ================= ================= ============== =================
(1) Includes 360,000 Preferred Securities which may be sold by First Preferred Capital Trust IV to cover over-allotments.
(2) Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3) The Subordinated Debentures will be purchased by First Preferred Capital Trust IV with the proceeds from the sale of the
    Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred
    Securities of First Preferred Capital Trust IV upon its dissolution and the distribution of its assets.
(4) This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of
    Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc. No separate consideration will be received for the Guarantee.
         The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
====================================================================================================================================

********************************************************************************
* The information in this prospectus is not complete and may be changed.  We   *
* may not sell these securities until the registration statement filed with    *
* the Securities and Exchange Commission is effective.  This prospectus is not *
* an offer to sell these securities, and it is not soliciting an offer to buy  *
* these securities in any state where the offer or sale is not permitted.      *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 2003

PROSPECTUS

                         2,400,000 Preferred Securities
                        FIRST PREFERRED CAPITAL TRUST IV
                     % Cumulative Trust Preferred Securities
                 (Liquidation Amount $25 Per Preferred Security)

                Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

                                FIRST BANKS, INC.
                              ---------------------

         The preferred securities represent undivided beneficial interests in the assets of First Preferred Capital Trust IV. The trust will invest all of the proceeds of this offering of preferred securities to purchase % subordinated debentures due 2033 of First Banks, Inc.

         For each of the preferred securities that you own, you will receive
cumulative cash distributions at an annual rate of    % on March 31, June 30,
September 30 and December 31 of each year, beginning March 31, 2003 from payments on the subordinated debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries. The subordinated debentures mature and the preferred securities must be redeemed by March 31, 2033. The trust may redeem the preferred securities, at a redemption price of $25 per preferred security plus accrued and unpaid distributions, at any time on or after March 31, 2008, or earlier under circumstances specified in this prospectus.

         We will apply to have the preferred securities approved for listing on the New York Stock Exchange under the symbol "_____." Trading is expected to commence on or around the delivery of the preferred securities.

                              --------------------

Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 10.
                              --------------------
         The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                 Per Preferred
                                                    Security          Total
                                                 -------------     -----------
Public offering price............................    $25.00        $60,000,000
Proceeds to the trust............................    $25.00        $60,000,000

         This is a firm commitment underwriting. First Banks will pay
underwriting commissions of $   per preferred security, or a total of $   , for
arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 360,000 preferred securities to cover over-allotments, if any.

--------------------------------------------------------------------------------
   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
Stifel,  Nicolaus  &  Company                              Fahnestock & Co. Inc.
         Incorporated



                     , 2003




                                                                     FIRST BANKS, INC. AND SUBSIDIARIES
                                                                              MAP OF LOCATIONS



                                                                           As of September 30, 2002
                                                  -------------------------------------------------------------------------------
                                                                                  First Bank
                                                  -------------------------------------------------------------------------------


                                                                                                                 Central and
                                                     Metro                Regional             Southern            Northern
                                                    Missouri              Missouri             Illinois            Illinois
                                                    --------              --------             --------            --------
         [GRAPHIC OMITTED]
                                                  Arnold                Beaufort            Belleville (2)        Bartonville
                                                  Ballwin               Bismarck            Breese                Canton
                                                  Brentwood             Dutzow              Brighton              Chicago
                                                  Chesterfield (2)      Fulton              Carbondale            Des Plaines (3)
                                                  Clayton               Gerald              Chester (2)           Elk Grove
                                                  Creve Coeur (3)       Hermann             Columbia              Village
                                                  Ellisville            Middletown          East St. Louis        Galesburg (2)
                                                  Florissant (3)        Montgomery City     Edwardsville          Havana
                                                  Kirkwood              Owensville          Granite City          Hillside
                                                  Lake St. Louis        Park Hills (2)      Greenville            Jacksonville
                                                  Manchester            Warrenton           Jerseyville (2)       Knoxville
                                                  O'Fallon              Washington          Johnston City         Peoria (3)
                                                  Shrewsbury            Wentzville          Lawrenceville         Pittsfield
                                                  St. Charles (3)                           Marine                Quincy (2)
                                                  St. Louis City (2)                        O'Fallon (2)          Roodhouse
                                                  St. Louis County (3)                      Red Bud               Springfield
                                                  St. Peters                                Salem (2)             Sterling
                                                  Warson Woods                              Shiloh                Winchester
                                                  Webster Groves                            Swansea
                                                                                            Valmeyer
                                                                                            Vandalia
                                                                                            Waterloo
                                                                                            West Frankfort



                                                                                First Bank & Trust
                                                  -------------------------------------------------------------------------------

                                                    Southern                Northern
                                                   California              California           Texas
                                                   ----------              ----------           -----

                                                  Beverly Hills          Campbell             Dallas
                                                  Costa Mesa             Concord              Denton
                                                  Encino                 Fairfield            Garland
         [GRAPHIC OMITTED]                        Fountain Valley        Napa                 Houston (3)
                                                  Fullerton              Oakland              Irving
                                                  Gardena                Rancho Cordova       McKinney
                                                  Huntington Beach (3)   Roseville (2)
                                                  Irvine                 Sacramento
                                                  Laguna Niguel          San Francisco (2)
                                                  Lakewood               San Jose
                                                  Long Beach (3)         San Mateo
                                                  Los Angeles (2)        San Pablo
                                                  Malibu                 San Rafael
                                                  Marina del Rey         Vallejo
                                                  Mira Loma              Walnut Creek
                                                  Newport Beach
                                                  Orange
                                                  Riverside
                                                  Santa Barbara
                                                  Santa Maria
                                                  Solvang
                                                  Torrance
                                                  Ventura
                                                  Westlake Village
                                                  Westminster
                                                  Woodland Hills
                                                  Yorba Linda



                                     SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                First Banks, Inc.
Who We Are

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                   Geographic (Number of) Locations               Total Assets
                   Name                                  at September 30, 2002                at September 30, 2002
--------------------------------------------    ----------------------------------------    --------------------------
                                                                                               (dollars expressed
                                                                                                  in thousands)

First Bank                                      Missouri (43) and Illinois (51)                    $4,063,159

First Bank and Trust                            California (49) and Texas (8)                       3,139,170


         We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, during the first quarter of 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. In the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed to be desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies.

Growth Strategy

         Our primary strategic objective remains to achieve progressive and profitable growth through the continued development of our banking franchise, as supplemented by periodic acquisitions of other financial institutions. We believe significant opportunities exist for financial organizations to grow and prosper by delivering quality products and by providing personal service to individuals and small to mid-sized businesses. Consequently, we emphasize continually improving the knowledge and skills of our people, enhancing our service quality, and making our services competitive in the marketplace and convenient to our customers. By combining these attributes, we believe we can realize many of the efficiencies available to larger organizations and still provide the opportunity for customers to receive the personalized service that they find attractive in smaller organizations.

         At the same time, we recognize that consolidation within the banking industry and increasing competition from substantially larger banks, as well as organizations other than banks, create pressures on interest margins and operating costs. We believe that to counteract these pressures we must operate efficiently and achieve a greater long-term growth rate than can be accomplished solely by our marketing and business development efforts. Therefore, we supplement these growth efforts with acquisitions of other financial services entities. Our acquisitions may serve to enhance our presence in a given market, to expand the extent of our market areas or to enable us to enter new markets.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Financial Summary

         To support our growth strategy, we emphasize earnings performance, as well as retaining and investing those earnings. Consequently, we have never paid, and have no present intention to pay, dividends on our common stock. Furthermore, the dividends paid on our Class A and B preferred stock currently represent less than 2.0% of our current net income before dividends. As a result, between December 31, 1997 and December 31, 2001, our common stockholders' equity grew at a compound annual growth rate of approximately 18.8%.

                                                            Compound
                                                            Growth or
                                                         Average for the
                                  As of or for the          Five Years
                                 Nine Months Ended             Ended
                                   September 30,           December 31,         As of or for the Year Ended December 31,
                                -------------------- ------------------------ ------------------------------------------
                                  2002       2001       2001(1)       2001       2000       1999       1998        1997
                                --------- ---------- -------------- --------- --------- ----------- ---------- ---------
                                                                (dollars in thousands)

Net income.................  $   30,362      34,632       18.2%   $   64,514     56,107     44,178     33,510      33,027
Loans, net of unearned
     discount..............   5,464,020   4,774,300       15.9     5,408,869  4,752,265  3,996,324  3,580,105   3,002,200
Total assets...............   7,171,534   5,976,773       12.9     6,778,451  5,876,691  4,867,747  4,554,810   4,165,014
Common stockholders'
     equity................     493,131     425,766       18.8       435,594    339,783    281,842    250,300     218,474
Total stockholders'
     equity................     506,194     438,829       18.0       448,657    352,846    294,905    263,363     231,537
Return on average total
     stockholders'
     equity (2)............        8.67%      11.88%     15.15%        15.96%     17.43%     15.79%     13.64%      12.91%
Number of locations........         151         142         --           150        140        135        135         131

---------------------
(1)  For the period indicated, these figures represent compound annual growth rates of net income, loans, net of unearned discount, total assets, common stockholders' equity and total stockholders' equity and average return on average total stockholders'
     equity.

(2)  Ratios for the nine-month periods are annualized.

         Our address is 135 North Meramec, Clayton, Missouri 63105, and our telephone number is (314) 854-4600.

                        First Preferred Capital Trust IV

         We recently formed the trust as an additional financing subsidiary. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

         o    issuing the preferred securities to the public for cash;

         o    issuing the common securities to us;

         o investing the proceeds from the sale of the preferred and common securities in an equivalent amount of % subordinated debentures due March 31, 2033, to be issued by us; and

         o    engaging in activities that are incidental to those listed above.

         The trust's address is 135 North Meramec, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.




                                                The Offering

The issuer.......................................     First Preferred Capital Trust IV

Securities being offered.........................     2,400,000 preferred securities, which represent preferred
                                                      undivided beneficial interests in the assets of the trust.
                                                      Those assets will consist solely of the subordinated
                                                      debentures and payments received on the subordinated
                                                      debentures. The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the subordinated debentures from us.

Offering price...................................     $25 per preferred security.
When we will pay distributions

       to you....................................     Your purchase of the preferred securities entitles you to
                                                      receive cumulative cash distributions at a            % annual
                                                      rate. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly on
                                                      March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2003. As long as the preferred securities are represented by a global security, the record date for
                                                      distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When we must redeem the
       preferred securities......................     The subordinated debentures will mature and the preferred
                                                      securities must be redeemed by March 31, 2033. We have the option, however, to shorten the maturity date to a date not earlier than March 31, 2008. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required.

Redemption of the preferred
       securities before March 31, 2033
       is possible...............................     The trust must redeem the preferred securities when the
                                                      subordinated debentures are paid at maturity or upon any
                                                      earlier redemption of the subordinated debentures. We may
                                                      redeem all or part of the subordinated debentures at any time on or after March 31, 2008. In addition, we may redeem, at any time, all of the subordinated debentures if:

                                                         o   the interest we pay on the subordinated debentures is no
                                                             longer deductible by us for federal income tax purposes,
                                                             the trust becomes subject to federal income tax, or the
                                                             trust becomes or will become subject to certain other
                                                             taxes or governmental charges;

                                                         o   existing laws or regulations change in a manner requiring
                                                             the trust to register as an investment company; or

                                                         o   the capital adequacy guidelines of the Federal Reserve
                                                             change so that the preferred securities are not eligible
                                                             to be counted as Tier I capital.

                                                      We may also redeem the subordinated debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities of the trust, but only in exchange for a like amount of the preferred securities and common securities of the trust then owned by us.

                                                      Redemption of the subordinated debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security, plus any accrued and unpaid distributions to the date of redemption.
We have the option to
       extend the interest
       payment period............................     The trust will rely solely on payments made by us under the subordinated debentures to pay distributions on the preferred securities. As long as we are not in default under the
                                                      indenture relating to the subordinated debentures, we may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond
                                                      March 31, 2033. If we defer interest payments on the
                                                      subordinated debentures:

                                                         o   the trust will also defer distributions on the
                                                             preferred securities;

                                                         o   the distributions you are entitled to will
                                                             accumulate; and

                                                         o   these accumulated distributions will earn interest at
                                                             an annual rate of      %, compounded quarterly, until
                                                             paid.

                                                      At the end of any deferral period, we will be obligated to pay to the trust all accrued and unpaid interest under the
                                                      subordinated debentures.  The trust will then pay all accumulated and unpaid distributions to you to the extent that the trust has received accrued and unpaid interest under the subordinated debentures.






You will still be taxed if
       distributions on the
       preferred securities are
       deferred..................................     If a deferral of distributions on the preferred securities occurs, you must recognize the deferred amounts as interest income for United States federal income tax purposes in
                                                      advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment.........................     We guarantee the trust will use its assets to pay the
                                                      distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make interest payments on the subordinated debentures, the trust will not have
                                                      sufficient funds to make distributions on the preferred
                                                      securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the subordinated debentures.

We may distribute the
       subordinated debentures
       directly to you...........................     We may, at any time, dissolve the trust and distribute the subordinated debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the
                                                      subordinated debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank in
       right of payment..........................     Our obligations under the preferred securities, subordinated debentures and guarantee are unsecured and will rank as
                                                      follows with regard to right of payment:

                                                         o   the preferred securities will rank equally with
                                                             the common securities of the trust. The trust
                                                             will pay distributions on the preferred securities and
                                                             the common securities on a pro rata basis. However, if we
                                                             default with respect to the subordinated debentures, then
                                                             no distributions on the common securities of the trust or
                                                             our common stock will be paid until all accumulated and
                                                             unpaid distributions on the preferred securities have
                                                             been paid;

                                                      o      our obligations under the subordinated debentures and
                                                             the guarantee are unsecured and generally will rank:
                                                             (1) junior in priority to our existing and future
                                                             senior and senior subordinated indebtedness, and (2)
                                                             equal in priority to our subordinated debentures
                                                             associated with the $183.7 million of trust preferred
                                                             securities that four of our other financing
                                                             subsidiaries will have outstanding (after giving
                                                             effect to the redemption of $86.3 million of


                                                             subordinated debentures associated with trust
                                                             preferred securities that we anticipate will be
                                                             effected in part with the proceeds of this offering);
                                                             and

                                                         o   because we are a holding company, the subordinated
                                                             debentures and the guarantee will effectively
                                                             be subordinated to all existing and future liabilities
                                                             of our subsidiaries with respect to the assets of each
                                                             such subsidiary. These liabilities include all
                                                             depositors' claims.

Voting rights of the preferred                        Except in limited circumstances, holders of the preferred
       securities................................     securities will have no voting rights.

New York Stock Exchange
       symbol....................................     We will apply to have the preferred securities approved for listing on the New York Stock Exchange under the symbol "_____."

 You will not receive
        certificates.............................     The preferred securities will be represented by a global
                                                      security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a
                                                      certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC
                                                      book-entry system.

How the proceeds of this
      offering will be used......................     The trust will invest the proceeds from the sale of the
                                                      preferred securities in the subordinated debentures. We
                                                      estimate the entire net proceeds to us from the sale of the subordinated debentures to the trust, after deducting
                                                      underwriting expenses and commissions, will be approximately
                                                      $57.8 million.  We expect to use the net proceeds from the sale of the subordinated debentures to redeem the subordinated debentures associated with the 9.25% trust preferred
                                                      securities issued by one of our financing subsidiaries in
                                                      1997.  Currently, there is approximately $88.9 million in
                                                      principal amount of such subordinated debentures outstanding.
                                                      Remaining funds necessary to complete this redemption will be provided from available cash and borrowings under our
                                                      revolving credit line with a group of unaffiliated financial institutions.

         Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 10.


                                               SUMMARY CONSOLIDATED AND OTHER FINANCIAL DATA

         The summary consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and
Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of and for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          --------------------  ------------------------------------------------
                                                             2002       2001      2001      2000      1999     1998      1997
                                                          --------- ----------   -------- --------- --------- --------- ---------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $  319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................      121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income................................      197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................       38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income after provision for loan losses      159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................       64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................      175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................       48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................       17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before minority interest in income
      of subsidiary and cumulative effect of
      change in accounting principle...................       31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........        1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................       30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................           --    (1,376)   (1,376)       --        --        --        --
                                                          ---------- --------- --------- --------- --------- --------- ---------

    Net income.........................................   $   30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========== ========= ========= ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $      524       524       786       786       786       786     5,067
    Common stock.......................................           --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....         1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Balance Sheet Data:
    Investment securities..............................   $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................    5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................    7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................    6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................           --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests in
      First Banks, Inc. and First Banks America,
      Inc. subordinated debentures.....................      267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................      493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................      506,194   438,829   448,657   352,846   294,905   263,363   231,537
Earnings Ratios:
    Return on average total assets (2).................         0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...         8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................        66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................         4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................         2.01      1.69      1.80      1.72      1.72      1.70     1.68
    Nonperforming loans to loans (5)...................         1.82      0.94      1.24      1.12      0.99      1.22     0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................       110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................         1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........         0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity to
      average total assets.............................         6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................        10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................         6.86      7.67      7.25      7.46      7.15      6.78      6.80


Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................         1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................         2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

         Because the trust will rely on the interest payments it receives on the subordinated debentures to fund all distributions on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the subordinated debentures being issued by First Banks, Inc. as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the subordinated debentures and the guarantee.

                       Risks Related to First Banks, Inc.

We pursue acquisitions, which may involve varying degrees of inherent risk, to supplement internal growth.

         We pursue a strategy of supplementing internal growth by acquiring other financial institutions and related entities in order to achieve certain size objectives that we believe are necessary to compete effectively with our larger competitors. However, there are risks associated with this strategy, including the following:

         o With the overall strength of the banking industry, numerous potential acquirers exist for most acquisition candidates, creating intense competition, particularly with respect to price. In many cases this competition involves organizations with significantly greater resources than we have available;

         o Based on our acquisition strategy, we may be exposed to potential asset quality issues, higher than anticipated expenses, operational problems or unknown or contingent liabilities of the banks or businesses we acquire. If these exceed our estimates, our earnings and financial condition may be adversely affected;

         o Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and expect that we will experience this condition in the future in one or more markets;

         o Because of our ownership structure, we do not use our common stock to make acquisitions. Our use of cash can be a disadvantage in acquisitions relative to other prospective acquirers in those instances in which selling stockholders desire a tax-free exchange. Cash acquisitions at prices in excess of the selling entity's stockholders' equity inherently reduce our regulatory capital ratios. Additionally, we may borrow funds to finance an acquisition, thereby increasing our leverage; and

         o The acquisition of other entities generally requires integration of systems and procedures of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming for us, and it can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose higher than expected numbers of customers or employees of the acquired business.

Geographic dispersion creates additional operating requirements.

         The geographic distance between the offices of our subsidiaries in California, Illinois, Missouri and Texas creates additional operating requirements that are not present in other businesses that operate in contiguous markets. These operating requirements include:

         o Operation of information technology and item processing functions at remote locations including the transportation of documents and communications line charges from various service providers;

         o Control of correspondent accounts, reserve balances and wire transfers in different time zones;

         o Familiarizing personnel with our business environment, banking practices and customer requirements at geographically dispersed areas;

         o Providing administrative support, including accounting, human resources, loan servicing, internal audit and credit review at significant distances; and

         o Establishing and monitoring compliance with our corporate policies and procedures in different areas.

         The geographic distances between our operations increase the cost of management and make it more difficult to standardize our business practices and procedures.

Our business is subject to credit risks.

         As a financial institution, we are subject to the risk that customers to whom our subsidiary banks have made loans will be unable to repay these loans according to their terms and that the collateral securing these loans may not have a value equal to amounts owed under the loans. In recent years, we have reduced our levels of consumer lending and expanded our commercial lending activities. Our expanded level of commercial lending carries with it greater credit risk than the credit risk associated with consumer lending. A substantial portion of the loans made by our subsidiary banks is secured by commercial or residential real estate. Commercial, real estate construction and residential real estate loans were $1.81 billion, $983.3 million and $709.9 million at September 30, 2002, representing 34.9%, 18.9% and 13.5% of our loan portfolio, respectively. Adverse developments affecting real estate in one or more of our markets could increase the credit risk associated with our loan portfolio.

         We maintain an allowance for loan losses to absorb loan losses as they are incurred, as well as probable loan losses inherent within our loan portfolio. However, we cannot predict loan losses with certainty, and we cannot assure you that our allowance will be sufficient, particularly during an economic downturn. Loan losses incurred which diminish the allowance to an extent that it is no longer adequate to support the remaining loan portfolio would have an adverse effect on our financial condition and results of operations.

We may be adversely affected by interest rate changes.

         Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may affect loan and deposit pricing, influence the growth rate of loans and deposits and alter the quality of our loan portfolio. While management has taken measures, such as employing various financial instruments, including derivatives, when appropriate, intended to manage the risks of changing interest rates on our interest-earning assets and interest-bearing liabilities, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. Furthermore, these measures do not address the effect of interest rates on the financial capacity of our customers or our ability to increase or maintain our loan or deposit portfolios. There are also costs associated with these measures and risks that counterparties may not perform these obligations. Under our current interest rate risk position, our net interest income could be negatively affected by a decline in interest rates.

Our operating results may be affected by the results of our hedging activities.

         To offset the risks associated with the effects of changes in market interest rates, we enter into transactions designed to hedge our interest rate risk. Our management determines the nature and quantity of our hedging transactions by using simulation techniques to model various interest rate scenarios with respect to our assets and liabilities. Our hedging activities are affected by our balance sheet composition, current and projected interest rates and the velocity of changes in rates. While we believe we are properly hedging our interest rate risk, the accounting for such hedging activities under accounting principles generally accepted in the United States of America requires our hedging instruments to be recorded at fair value. The effect of certain of our hedging strategies may result in volatility in our quarterly earnings as interest rates change or as the volatility in the underlying derivatives markets increases or decreases. The volatility in earnings is primarily a result of marking to market certain of our hedging instruments and/or modifying our overall hedge position. While we believe we are properly hedging our interest rate risk, we cannot assure you that our hedging transactions will offset our risks of losses.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors may have more flexibility than we do in providing certain services. We also compete with major multi-bank holding companies which are significantly larger than us and have greater access to capital and other resources.

We may be adversely affected by sudden or unexpected changes in economic conditions in the areas in which we operate, including changes that might result from terrorist acts and further acts of war.

         We conduct business in four states, with a concentration of business in eastern Missouri, southeastern Illinois, Texas and northern and southern California. Because of the concentration of our interests in those areas, we may experience higher rates of loss and delinquency in our loan portfolio than if the underlying loans were more geographically diversified. Additionally, the loans in our portfolio may be subject to greater risk of default than other comparable loans in the event of adverse economic, political, or business developments or natural hazards that may affect those states and the ability of property owners or commercial borrowers in those states to make payments of principal and interest on the underlying loans.

         Additionally, terrorist attacks and further acts of violence could cause deterioration of the domestic economy which can cause an increase in delinquencies in our loan portfolio and loan losses, and may lead to reduced levels of travel, which could adversely affect our hotel loan and commercial airline equipment leasing portfolios. At September 30, 2002, we had $124.3 million in hotel loans and $47.3 million in commercial airline equipment leases. Any terrorist attack, any response to such an attack by the United States or any similar condition disproportionately affecting one or more of the states in which we conduct substantial business could affect the value of the collateral underlying our loans and leases and materially adversely affect our results of operations. We are unable to predict whether the threat of terrorist attacks or responses to such events will result in long-term commercial disruptions or will have long-term adverse effects on our business, results of operations or financial condition.

Our business may be adversely affected by the highly regulated environment in which we operate.

         We and our subsidiaries are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes may benefit us and our subsidiaries; however, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

         As a company that files reports with the Securities and Exchange Commission, or SEC, we are subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other recent changes to the federal securities laws, as well as any rules or regulations that may be promulgated by the SEC or the New York Stock Exchange. The new regulations associated with the Sarbanes-Oxley Act require that certain of our officers personally certify certain SEC filings and financial statements and may require additional measures to be taken by our officers and directors and our outside auditors. At this time we cannot assess the full impact of any such legislation or regulations on our financial condition or results of operations.

         In October 2001, the USA Patriot Act of 2001, or the Patriot Act, was enacted in response to terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act is expected to increase the administrative costs and burden of doing business for financial institutions; however, we cannot predict the significance of any increase at this time.

We continually encounter technological change, and we have fewer resources than many of our competitors to continue to invest in technological improvements.

         The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

One family maintains voting control over First Banks.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies. In the event of Mr. Dierberg's death or disability, Mr. Dierberg's wife will control our management and policies.

           Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the subordinated debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee will not apply because the guarantee covers payments only if the trust has funds available.

         The trust will depend solely on our interest payments on the subordinated debentures to make distributions to you on the preferred securities. If we default on our obligation to pay the principal or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the subordinated debentures.

Our ability to make interest payments on the subordinated debentures to the trust may be restricted.

         We are a holding company, and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the subordinated debentures when due will depend primarily on available cash resources at the bank holding company level and on dividends from our subsidiaries. The ability of each banking subsidiary to pay dividends is subject to its profitability, financial condition, capital expenditures and other cash flow requirements. Dividend payments or extensions of credit from our banking subsidiaries are also subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiaries. Based on applicable regulatory limitations, our banking subsidiaries had the capacity to pay a total of approximately $26.0 million in dividends as of September 30, 2002 subject to our need to maintain adequate capital ratios at each bank. We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our capital stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. The commencement of a deferral period would likely cause the market price of the preferred securities to decline. We cannot assure you that our subsidiaries will be able to pay dividends in the future or that our regulators will not attempt to preclude us from making interest payments on the subordinated debentures.

We have the option to defer interest payments on the subordinated debentures for substantial periods.

         We may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the subordinated debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

         We do not currently intend to exercise our right to defer interest payments on the subordinated debentures. However, if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

The subordinated debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

         Our obligations under the subordinated debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness, which totaled $7.0 million at December 31, 2002, and will rank equally with the subordinated debentures associated with the $183.7 million of trust preferred securities four of our other financing subsidiaries will have outstanding after giving effect to the complete redemption of our $86.3 million of 9.25% trust preferred securities issued in 1997. The issuance of the subordinated debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

         Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of each subsidiary's assets in liquidation, reorganization or otherwise. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries with respect to the assets of each such subsidiary, and you should look only to our assets for payments on the preferred securities and the subordinated debentures.

We have made only limited covenants in the indenture and the trust agreement.

         The indenture governing the subordinated debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of stockholders' equity, revenues, income, cash flow or liquidity, and therefore do not protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the subordinated debentures. The indenture also limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the subordinated debentures. Except as described above, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the subordinated debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

We may redeem the subordinated debentures before March 31, 2033.

         Under the following circumstances, we may redeem the subordinated debentures before their stated maturity:

         o We may redeem the subordinated debentures, in whole or in part, at any time on or after March 31, 2008.

         o We may redeem the subordinated debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Subordinated Debentures -- Redemption."

         You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the subordinated debentures or if it is otherwise in our interest to redeem the subordinated debentures. If the subordinated debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of subordinated debentures redeemed, and you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities.

         The trust may be dissolved at any time before maturity of the subordinated debentures on March 31, 2033. As a result, and subject to the terms of the trust agreement, the trustees may distribute the subordinated debentures to you.

         We cannot predict the market prices for the subordinated debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the subordinated debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive subordinated debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the subordinated debentures. You should carefully review all of the information contained in this prospectus regarding the subordinated debentures.

         Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of subordinated debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to prepayment risk because possible tax law changes could result in a redemption of the preferred securities.

         Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the subordinated debentures for federal income tax purposes, making redemption of the subordinated debentures likely and resulting in a redemption of the preferred securities.

         From time to time, changes to the federal income tax law have been proposed that would, among other things, generally deny interest deductions to a corporate issuer relative to securities issued such as the preferred securities. These proposals were not enacted into law. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

Trading characteristics of the preferred securities may create adverse tax consequences for you.

         The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the subordinated debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

         If interest on the subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Material United States Federal Income Tax Consequences" for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities and their market price may be subject to significant fluctuations.

         There is currently no public market for the preferred securities. We will apply to have the preferred securities approved for listing on the New York Stock Exchange, and trading is expected to commence on or prior to delivery of the preferred securities. However, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue on the New York Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

         Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

         The market price for the preferred securities, or the subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the subordinated debentures. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the subordinated debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the subordinated debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights.

         Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information appearing in this report, in documents incorporated by reference herein and in documents subsequently filed with the SEC that are not statements of historical fact are forward-looking statements with respect to our financial condition, results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. These risks and uncertainties include all of those risks and uncertainties identified under the heading "Risk Factors" beginning on page 10 of this prospectus. Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to: fluctuations in interest rates and the economy, including the negative impact on the economy resulting from the events of September 11, 2001 in New York City and Washington D.C. and the national response to those events as well as the threat of future terrorist activities, potential wars and/or military actions related thereto, and domestic responses to terrorism or threats of terrorism; the impact of laws and regulations applicable to us and changes therein; the impact of accounting pronouncements applicable to us and changes therein; competitive conditions in the markets in which we conduct our operations, including competition from banking and non-banking companies with substantially greater resources than us, some of which may offer and develop products and services not offered by us; our ability to control the composition of our loan portfolio without adversely affecting interest income; the credit risks associated with consumers who may not repay loans; the geographic dispersion of our offices; the impact our hedging activities may have on our operating results; the highly regulated environment in which we operate; and our ability to respond to changes in technology. With regard to our efforts to grow through acquisitions, factors that could affect the accuracy or completeness of forward-looking statements contained herein include the competition of larger acquirers with greater resources; fluctuations in the prices at which acquisition targets may be available for sale; the impact of making acquisitions without using our common stock; and possible asset quality issues, unknown liabilities or integration issues with the businesses that we have acquired. We do not have a duty to and will not update these forward-looking statements. Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The trust will invest all of the proceeds from the sale of the preferred securities in the subordinated debentures. We anticipate that the net proceeds from the sale of the subordinated debentures will be approximately $57.8 million after deduction of offering expenses estimated to be $275,000 and underwriting commissions.

         We expect to use the entire net proceeds to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by our financing subsidiary, First Preferred Capital Trust, in 1997. Currently, there is approximately $88.9 million in principal amount of such subordinated debentures. Remaining funds necessary to complete this redemption will be provided from available cash and borrowings under our revolving credit line with a group of unaffiliated financial institutions.

         The revolving credit line initially provided a $90 million revolving credit line and a $20 million letter of credit. On December 31, 2002, the revolving credit line was amended, at the request of First Banks, to provide a $45 million revolving credit line and a $20 million letter of credit.

Additionally, the revolving credit line was amended to reduce from 0.70% to 0.60% the minimum return on average assets ratio that First Banks is required to meet for the quarter ended December 31, 2002 and to add a covenant providing that for the quarter ending December 31, 2002 and each following quarter, First Banks is required to maintain a minimum return on average assets ratio, computed with respect to the current quarter annualized, of at least 0.80%. The revolving credit line defines return on average assets as the percentage determined by dividing First Banks' net income for the immediately preceding four calendar quarters by total average assets as reflected on First Banks' balance sheet at the end of the most recently completed calendar quarter. First Banks requested this amendment because it anticipated that its minimum return on average assets determined for the quarter ended December 31, 2002 would be less than 0.70%. Interest is payable on outstanding principal loan balances at a floating rate equal to, either the lender's prime rate or, at our option, the Eurodollar rate plus a margin determined by the outstanding loan balances and our net income for the preceding four calendar quarters. If the loan balances outstanding under the revolving credit line are accruing at the prime rate, interest is to be paid monthly. If the loan balances outstanding under the revolving credit line are accruing at the London InterBank Offering Rate, or LIBOR, interest is payable based on the one, two, three or six-month LIBOR rates as selected by us. The revolving credit line matures on August 21, 2003 and is secured by a pledge of the stock of our banking subsidiaries.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated statements of income as interest expense. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements.

         Our future reports filed under the Securities Exchange Act of 1934 will include a note to the consolidated financial statements stating that:

         o     the trust is wholly-owned;

         o the sole assets of the trust are the subordinated debentures, specifying the subordinated debentures' outstanding principal amount, interest rate and maturity date; and

         o our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                       MARKET FOR THE PREFERRED SECURITIES

         We will apply to have the preferred securities approved for listing on the New York Stock Exchange under the symbol "_____." Trading is expected to commence on or around the delivery of the preferred securities. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the public offering price of the preferred securities may not be indicative of the market price following the offering. See "Underwriting."


                                                        CAPITALIZATION

         The following table sets forth (i) our consolidated capitalization at September 30, 2002 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trust and our receipt and utilization of the net proceeds from the corresponding sale of the subordinated debentures to the trust, as if the sale of the preferred securities had been consummated on September 30, 2002 to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by one of our financing subsidiaries and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and notes thereto.

                                                                                        September 30, 2002
                                                                              ---------------------------------------
                                                                                   Actual               As Adjusted
                                                                              ---------------         ---------------
                                                                                 (dollars expressed in thousands)
Long-Term Debt:
     Notes payable (1).....................................................      $      --                $  16,000
                                                                                 ---------                ---------
Guaranteed Preferred Beneficial Interests in First Banks, Inc. and First
   Banks America Inc. Subordinated Debentures:
     Guaranteed preferred beneficial interests in First Banks, Inc.
         subordinated debentures (2)(3)....................................        227,789                 201,759
     Guaranteed preferred beneficial interests in First Banks America, Inc.
         subordinated debentures (2).......................................         46,336                  46,336
                                                                                  --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures...................................................        274,125                 248,095
     Less unamortized expenses relating to the issuance of the preferred
         securities........................................................         (6,493)                 (8,718)
                                                                                  --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures, net of expenses..................................        267,632                 239,377
                                                                                  --------                --------
Stockholders' Equity:
     Preferred stock:
         $1.00 par value, 5,000,000 shares authorized, no shares
              issued and outstanding.......................................             --                      --
         Class A convertible, adjustable rate, $20.00 par value, 750,000
              shares authorized, 641,082 shares issued and outstanding.....         12,822                  12,822
         Class B adjustable rate, $1.50 par value, 200,000 shares
              authorized, 160,505 shares issued and outstanding............            241                     241
     Common stock, $250.00 par value, 25,000 shares authorized,
            23,661 shares issued and outstanding...........................          5,915                   5,915
     Capital surplus.......................................................          5,950                   5,950
     Retained earnings.....................................................        419,146                 419,146
     Accumulated other comprehensive income................................         62,120                  62,120
                                                                                  --------                --------
         Total stockholders' equity........................................        506,194                 506,194
                                                                                  --------               ---------
         Total capitalization..............................................       $773,826                $761,571
                                                                                  ========                ========
Capital Ratios: (4)(5)
     Leverage ratio (6)....................................................           6.86%                   6.86%
     Tier I capital ratio..................................................           7.79                    7.78
     Total risk based capital ratio........................................          10.97                   10.54

-----------------------------
(1)  The proceeds of this offering will be used in their entirety to redeem the subordinated debentures associated with the $86.3 million issue of trust preferred securities by our financing subsidiary in 1997. The remaining funds necessary to complete this redemption will be provided from available cash and borrowings under First Banks' revolving credit line. See "Use of Proceeds"
     beginning on page 18 of this prospectus for a description of the revolving credit line and the amounts outstanding thereunder as of certain dates.
(2)  Includes the effects of interest rate swap agreements. At September 30, 2002, the stated value of the guaranteed preferred beneficial interests in the First Banks, Inc. subordinated debentures and the First Banks America, Inc. subordinated debentures is $224.0 million and $46.0 million, respectively.
(3)  Amounts include $25.0 million of variable rate subordinated debentures issued on April 10, 2002 by First Bank Capital Trust that rank equal in priority to $143.8 million of our subordinated debentures and, effective December 31, 2002, $46.0 million of
     FBA's subordinated debentures, and rank junior in priority to $55.2 million of our subordinated debentures that were issued in
     November 2001.
(4)  The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.
(5)  The preferred securities have been structured to qualify as Tier I capital.  However, in calculating the amount of Tier I qualifying capital, the preferred securities, together with any outstanding cumulative preferred stock of First Banks that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier I core capital elements
     (including the preferred securities). Initially, none of the preferred securities will be considered Tier I capital because of the 25% limitation.  The preferred securities will, however, be included in total risk-based capital.
(6)  The leverage ratio is Tier I capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.


                                         SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

         The selected consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP.  The selected consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of
Financial Condition and Results of Operations."  Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of or for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2002       2001      2001      2000      1999    1998      1997
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................    121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income................................    197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................     38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income after provision for
      loan losses......................................    159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................     64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................    175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................     48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................     17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before minority interest in income of
      subsidiary and cumulative effect of change
      in accounting principle..........................     31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........      1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................     30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................         --    (1,376)   (1,376)       --        --        --        --
                                                          --------   -------  --------  -------- --------- --------- ---------

    Net income.........................................   $ 30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========   =======  ========  ======== ========= ========= =========
Dividends:
    Preferred stock....................................   $    524       524       786       786       786       786     5,067
    Common stock.......................................         --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....       1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Per Share Data:
    Earnings per common share:
      Basic:
        Income before cumulative effect of
          change in accounting principle...............  $1,261.05  1,499.67  2,751.54  2,338.04  1,833.91  1,383.04  1,181.69
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
                                                         ---------  --------  --------  -------- --------- --------- ---------

        Basic..........................................  $1,261.05  1,441.51  2,693.38  2,338.04  1,833.91  1,383.04 1,181.69
                                                         =========  ========  ========  ======== ========= ========= =========
      Diluted:
        Income before cumulative effect of
          change in accounting principle...............  $1,246.05  1,468.14  2,684.93  2,267.41  1,775.47  1,337.09  1,134.28
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
              Diluted..................................  $1,246.05  1,409.98  2,626.77  2,267.41  1,775.47  1,337.09  1,134.28
                                                         =========  ========  ========  ======== ========= ========= =========

    Weighted average common stock outstanding..........     23,661    23,661    23,661    23,661    23,661    23,661    23,661
Balance Sheet Data:
    Investment securities.............................. $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................  5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................  7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................  6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................         --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests
      in First Banks, Inc. and First Banks
      America, Inc. subordinated debentures............    267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................    493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................    506,194   438,829   448,657   352,846   294,905   263,363   231,537


Earnings Ratios:
    Return on average total assets (2).................       0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...       8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................      66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................       4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................       2.01      1.69      1.80      1.72      1.72      1.70      1.68
    Nonperforming loans to loans (5)...................       1.82      0.94      1.24      1.12      0.99      1.22      0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................     110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................       1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........       0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................       6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................      10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................       6.86      7.67      7.25      7.46      7.15      6.78      6.80
Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................       1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................       2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our "Selected Consolidated and Other Financial Data," our consolidated financial statements and the related notes thereto, and the other financial data contained elsewhere in this prospectus.

         This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

General

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:


                           Name                         Geographic (Number of) Locations            Total Assets
                                                             at September 30, 2002             at September 30, 2002
         ------------------------------------------  -------------------------------------    -----------------------
                                                                                                (dollars expressed
                                                                                                  in thousands)

       First Bank                                       Missouri (43) and Illinois (51)             $4,063,159
       First Banks America, Inc., and its
          subsidiary:
            First Bank & Trust                           California (49) and Texas  (8)              3,139,170

         Our subsidiary banks are wholly owned by their respective parent companies and we owned 93.76% of First Banks America, Inc., or FBA, at September 30, 2002. On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, during the first quarter of 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve various operating efficiencies while allowing our subsidiary banking units to focus on customer service.

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous markets. Due to the nature of our ownership, we have elected to only engage in those acquisitions that can be accomplished for cash. However, by using cash in our acquisitions, the characteristics of the acquisition arena may, at times, place us at a competitive disadvantage relative to other acquirers offering stock transactions. This results from the market attractiveness of other financial institutions' stock and the advantages of tax-free exchanges to the selling shareholders. Our acquisition activities are generally somewhat sporadic because we may consummate multiple transactions in a particular period, followed by a substantially less active acquisition period. Furthermore, the intangible assets recorded in conjunction with these acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

         Recognizing these facts, we follow certain patterns in our acquisitions. First, we typically acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. We attribute this approach to the constraints imposed by the amount of funds required for a larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, in some acquisitions, we may acquire institutions having significant asset-quality, ownership, regulatory or other problems. We seek to address the risks of these issues by adjusting the acquisition pricing, accompanied by appropriate remedial attention after consummation of the transaction. In these institutions, these issues may diminish their attractiveness to other potential acquirers, and therefore may reduce the amount of acquisition premium required. Finally, we may pursue our acquisition strategy in other geographic areas, or pursue internal growth more aggressively because cash transactions may not be economically viable in extremely competitive acquisition markets.

         During the five years ended December 31, 2001, we primarily concentrated our acquisitions in California, completing 13 acquisitions of banks and five purchases of branch offices, which provided us with an aggregate of $2.05 billion in total assets and 47 banking locations as of the dates of acquisition. More recent acquisitions have occurred in our other geographic markets. On January 15, 2002, we completed our acquisition of a bank in Des Plaines, Illinois, which provided us with $256.3 million in total assets and four banking locations and on June 22, 2002, we completed our assumption of the deposits and certain liabilities and the purchase of certain assets of two branch offices in Denton and Garland, Texas, which provided us with deposits of $64.9 million. We are also planning on further expanding our Midwest banking franchise with an acquisition in the Ste. Genevieve, Missouri market, which is expected to be completed in the first quarter of 2003. These acquisitions have allowed us to significantly expand our presence throughout our geographic areas, improve operational efficiencies, convey a more consistent image and quality of service and more cohesively market and deliver our products and services. Management continues to meld the acquired entities into our operations, systems and culture.

         Following our acquisitions, various tasks are necessary to effectively integrate the acquired entities into our business systems and culture. While the activities required are specifically dependent upon the individual circumstances surrounding each acquisition, the majority of our efforts have been concentrated in various areas including, but not limited to:

         o     improving asset quality;

         o reducing unnecessary, duplicative and/or excessive expenses including personnel, information technology and certain other operational and administrative expenses;

         o maintaining, repairing and, in some cases, refurbishing bank premises necessitated by the deferral of such projects by some of the acquired entities;

         o renegotiating long-term leases which provide space in excess of that necessary for banking activities and/or rates in excess of current market rates, or subleasing excess space to third parties;

         o relocating branch offices which are not adequate, conducive or convenient for banking operations; and

         o managing actual or potential litigation that existed with respect to acquired entities to minimize the overall costs of negotiation, settlement or litigation.

         The post-acquisition process also includes the combining of separate and distinct entities together to form a cohesive organization with common objectives and focus. We invest significant resources to reorganize staff, recruit personnel where needed, and establish the direction and focus necessary for the combined entity to take advantage of the opportunities available to it. This investment contributed to the increases in noninterest expense during the five years ended December 31, 2001 and, to a lesser extent, the nine months ended September 30, 2002, and resulted in the creation of new banking entities, which conveyed a more consistent image and quality of service. The new banking entities provide a broad array of banking products to their customers and compete effectively in their marketplaces, even in the presence of other financial institutions with much greater resources. While some of these modifications did not contribute to reductions of noninterest expense, they contributed to the commercial and retail business development efforts of the banks, and ultimately to their prospects for improving future profitability.

         In conjunction with our acquisition strategy, we have also focused on building and reorganizing the infrastructure necessary to accomplish our objectives for internal growth. This process has required significant increases in the resources dedicated to commercial and consumer business development, financial service product line and delivery systems, branch development and training, advertising and marketing programs, and administrative and operational support. In addition, during 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. We continue to focus on modifying and effectively repositioning our internal and external resources to better serve the markets in which we operate. Although these efforts have primarily led to increased capital expenditures and noninterest expenses, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         In February 1997, our initial financing subsidiary, First Preferred Capital Trust, issued $86.25 million of 9.25% trust preferred securities, and, in October 2000, our second financing subsidiary, First Preferred Capital Trust II, issued $57.5 million of 10.24% trust preferred securities. In November 2001, our third financing subsidiary, First Preferred Capital Trust III, issued $55.2 million of 9.00% trust preferred securities, and, on April 10, 2002, First Bank Capital Trust, our fourth financing subsidiary, issued $25.0 million of variable rate cumulative trust preferred securities. In addition, in July 1998, FBA's financing subsidiary, First America Capital Trust, issued $46.0 million of 8.50% trust preferred securities. Each of these financing subsidiaries operates as a Delaware statutory trust. The trust preferred securities issued by First Preferred Capital Trust, First Preferred Capital Trust II and First Preferred Capital Trust III are publicly held and traded on the Nasdaq National Market. The trust preferred securities issued by First Bank Capital Trust were issued in a private placement and rank equal to the trust preferred securities issued by our other three financing subsidiaries and junior to the trust preferred securities issued by First Preferred Capital Trust III. The trust preferred securities issued by FBA's financing subsidiary are publicly held and traded on the New York Stock Exchange. These trust preferred securities have no voting rights except in certain limited circumstances. With the exception of the First Bank Capital Trust preferred securities, we pay distributions on these trust preferred securities quarterly in arrears on March 31st, June 30th, September 30th, and December 31st of each year. Distributions on the First Bank Capital Trust preferred securities are payable semi-annually in arrears on April 22nd and October 22nd of each year. The distributions payable on all issues of trust preferred securities are included in interest expense in the consolidated statements of income.

Lending Activities

         Our enhanced business development resources assisted in the realignment of certain acquired loan portfolios, which were skewed toward loan types that reflected the abilities and experiences of the management of the acquired entities. In order to achieve a more diversified portfolio, to address asset-quality issues in the portfolios and to achieve a higher interest yield on our loan portfolio, we reduced a substantial portion of the loans which were acquired during this time through payments, refinancing with other financial institutions, charge-offs, and, in certain instances, sales of loans. As a result, our portfolio of one-to-four family residential real estate loans, after reaching a high of $1.20 billion at December 31, 1995, has decreased to $798.1 million at December 31, 2001, and $703.9 million at September 30, 2002. Similarly, our portfolio of consumer and installment loans, net of unearned discount, decreased significantly from $279.3 million at December 31, 1997 to $122.1 million at December 31, 2001, and $91.0 million at September 30, 2002. The decrease in 2002 reflects the reduction in new consumer and installment loan volumes and the repayment of principal on our existing consumer and installment loan portfolio, all of which are consistent with our objectives of expanding commercial lending and reducing the amount of less profitable loan types. For the year ended December 31, 2001, the overall decline in our consumer and installment portfolio, exclusive of loans held for sale, also reflects the sale of our student loan and credit card portfolios.

         As these components of our loan portfolio decreased, we replaced them with higher yielding loans that were internally generated by our business development function. With our acquisitions, we expanded our business development function into the new market areas in which we were then operating. Consequently, in spite of relatively large reductions in acquired portfolios, our aggregate loan portfolio, net of unearned discount, increased from $3.00 billion at December 31, 1997 to $5.41 billion at December 31, 2001 and $5.46 billion at September 30, 2002.

         Our expanded level of commercial lending carries with it greater credit risk, which we manage through uniform loan policies, procedures, underwriting and credit administration. As a consequence of such greater risk, the growth of the loan portfolio must also be accompanied by adequate allowances for loan losses. We associate the increased level of commercial lending activities and our acquisitions with the increase of $14.1 million in nonperforming loans for the year ended December 31, 2001 as compared to December 31, 2000. In addition, the loan portfolios of some of our acquisitions completed in 2000 and 2001, particularly Millennium Bank and Union Financial Group, Ltd., or Union, exhibited significant distress, which further contributed to the overall increase in nonperforming loans. For the nine months ended September 30, 2002, our nonperforming loans increased $31.9 million to $99.2 million as of September 30, 2002, compared to $67.3 million at December 31, 2001. The increase is primarily attributable to general economic conditions, additional problems identified in the acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. This relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. We believe these increases, while partially attributable to the overall risk in our loan portfolio, are reflective of cyclical trends experienced within the banking industry as a result of the economic slow down.

         In addition to restructuring our loan portfolio, we also have changed the composition of our deposit base. The majority of our recent deposit development programs have been directed toward increased transaction accounts, such as demand and savings accounts, rather than time deposits, and have emphasized attracting more than one account relationship with customers. This growth is accomplished by cross-selling various products and services, packaging account types and offering incentives to deposit customers on other deposit or non-deposit services. In addition, commercial borrowers are encouraged to maintain their operating deposit accounts with us. At December 31, 1997, total time deposits were $1.90 billion, or 51.68% of total deposits. Although time deposits have increased to $2.30 billion at December 31, 2001 and decreased slightly to $2.28 billion at September 30, 2002, they represented only 40.5% and 37.8% of total deposits at December 31, 2001 and September 30, 2002, respectively, reflecting our continued focus on transactional accounts and full service deposit relationships with our customers.

         Despite the significant expenses we incurred in the amalgamation of the acquired entities into our corporate culture and systems, and in the expansion of our organizational capabilities, the earnings of the acquired entities and the increased net interest income resulting from the transition in the composition of our loan and deposit portfolios have contributed to improving net income. For the years ended December 31, 2001 and 2000, net income was $64.5 million and $56.1 million, respectively, compared with $44.2 million, $33.5 million and $33.0 million in 1999, 1998 and 1997, respectively. For the nine months ended September 30, 2002, net income was $30.4 million, compared to $34.6 million for the comparable period in 2001. The factors that led to the decline in earnings for 2002 include the current interest rate environment, asset quality issues requiring additional provisions for loan losses, and increased operating expenses. The increased provisions for loan losses reflect the current economic environment and significantly increased loan charge-off, delinquency and nonperforming trends as further discussed under "--Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001." Although we anticipate certain short-term adverse effects on our operating results associated with acquisitions, we believe the long-term benefits of our acquisition program will exceed the short-term issues encountered with some acquisitions. As such, in addition to concentrating on internal growth through continued efforts to further develop our corporate infrastructure and product and service offerings, we expect to continue to identify and pursue opportunities for growth through acquisitions.

Acquisitions

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous market areas. After we consummate an acquisition, we expect to enhance the franchise of the acquired entity by supplementing the marketing and business development efforts to broaden the customer bases, strengthening particular segments of the business or filling voids in the overall market coverage. We have primarily utilized cash, borrowings and the issuance of trust preferred securities to meet our growth objectives under our acquisition program.

         During the three years ended December 31, 2001, we completed ten acquisitions of banks, one branch office purchase and the acquisition of certain assets and assumption of certain liabilities of a leasing company. As demonstrated below, our acquisitions during the three years ended December 31, 2001 have primarily served to increase our presence in the California markets that we originally entered during 1995 and to further augment our existing markets and our Midwest banking franchise. In 2002, we also completed an acquisition in the Chicago metropolitan area and the purchase of two branch offices in the Dallas metropolitan area. Additionally, we currently have one pending acquisition that will further expand our Midwest banking franchise. These transactions are summarized as follows:



                                                                                                                  Number
                                                                     Loans, Net of                                  of
                                                            Total      Unearned    Investment                     Banking
             Entity                   Closing Date       Assets (1)  Discount (1)  Securities (1)  Deposits (1)  Locations (1)
             ------                   ------------       ----------  ------------- --------------  ------------  -------------
                                                                   (dollars expressed in thousands)

Pending Acquisition
-------------------

   Bank of Ste. Genevieve
   Ste. Genevieve, Missouri                --           $  111,100        60,900       38,700        91,100
                                                        ==========      ========     ========      ========          ===
2002
----

   Union Planters Bank, N.A.
   Denton and Garland, Texas
   branch offices                   June 22, 2002       $   63,700           600           --        64,900            2

   Plains Financial Corporation
   Des Plaines, Illinois            January 15, 2002       256,300       150,400       81,000       213,400            4
                                                        ----------      --------     --------     ---------         ----
                                                        $  320,000       151,000       81,000       278,300            6
                                                        ==========      ========     ========     =========         ====

2001
----

   Union Financial Group, Ltd.
   Swansea, Illinois                December 31, 2001   $  360,000       263,500        1,150       283,300           9

   BYL Bancorp
   Orange, California               October 31, 2001       281,500       175,000       12,600       251,800           7

   Charter Pacific Bank
   Agoura Hills, California         October 16, 2001       101,500        70,200        7,500        89,000           2
                                                        ----------      --------     --------      --------        ----
                                                        $  743,000       508,700       21,250       624,100          18
                                                        ==========      ========     ========      ========        ====

2000
----

   The San Francisco Company
   San Francisco, California        December 31, 2000   $  183,800       115,700       38,300       137,700           1

   Millennium Bank
   San Francisco, California        December 29, 2000      117,000        81,700       21,100       104,200           2

   Commercial Bank of San Francisco
   San Francisco, California        October 31, 2000       155,600        97,700       45,500       109,400           1

   Bank of Ventura
   Ventura, California               August 31, 2000        63,800        39,400       15,500        57,300           1

   First Capital Group, Inc.
   Albuquerque, New Mexico          February 29, 2000       64,600        64,600           --            --           1

   Lippo Bank
   San Francisco, California        February 29, 2000       85,300        40,900       37,400        76,400           3
                                                        ----------      --------     --------      --------        ----
                                                        $  670,100       440,000      157,800       485,000           9
                                                        ==========      ========     ========      ========        ====

1999
----

   Brentwood Bank of California
   Malibu, California branch office September 17, 1999  $   23,600         6,300           --        17,300           1

   Century Bank
   Beverly Hills, California         August 31, 1999       156,000        94,800       26,100       132,000           6

   Redwood Bancorp
   San Francisco, California          March 4, 1999        183,900       134,400       34,400       162,900           4
                                                        ----------      --------     --------      --------        ----
                                                        $  363,500       235,500       60,500       312,200          11
                                                        ==========      ========     ========      ========        ====
-------------------------
(1)  For our pending acquisition that is expected to close on March 31, 2003, amounts are as of September 30, 2002. For closed acquisitions, amounts are as of the respective closing dates.

         We funded the completed acquisitions from available cash reserves, proceeds from the sales and maturities of available-for-sale investment securities, borrowings under our revolving credit line with a group of unaffiliated banks and the proceeds of the issuance of trust preferred securities.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The transaction, which is subject to regulatory approvals, is expected to be completed during the first quarter of 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.

Critical Accounting Policies

         Our financial condition and results of operations presented in the consolidated financial statements, accompanying notes to the consolidated financial statements, selected consolidated and other financial data appearing elsewhere within this prospectus, and management's discussion and analysis of financial condition and results of operations are, to large degree, dependent upon our accounting policies. The selection and application of our accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

         We have identified the following accounting policies that we believe are the most critical to the understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could be a reasonable likelihood. The impact and any associated risks related to our critical accounting policies on our business operations is discussed throughout "--Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies affect our reported and expected financial results.

         Loans and Allowance for Loan Losses. We maintain an allowance for loan losses at a level we consider adequate to provide for probable losses in our loan portfolio. The determination of our allowance for loan losses requires management to make significant judgments and estimates based upon a periodic analysis of our loans held for portfolio and held for sale considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, the fair value of underlying loan collateral, our customers' ability to pay and selected key financial ratios. If actual events prove the estimates and assumptions we used in determining our allowance for loan losses were incorrect, we may need to make additional provisions for loan losses.

         Derivative Financial Instruments. We utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value and hedge effectiveness. Fair value is based on quoted market prices where available. If quoted market prices are unavailable, fair value is based upon quoted market prices of comparable derivative instruments. Factors that affect hedge effectiveness include the initial selection of the derivative that will be used as a hedge and how well changes in its cash flow or fair value have correlated and are expected to correlate with changes in the cash flow or fair value of the underlying hedged asset or liability. Past correlation is easy to demonstrate, but expected correlation depends upon projections and trends that may not always hold true within acceptable limits. Changes in assumptions and conditions could result in greater than expected inefficiencies that, if large enough, could reduce or eliminate the economic benefits anticipated when the hedges were established and/or invalidate continuation of hedge accounting. Greater inefficiency and/or discontinuation of hedge accounting is likely to result in increased volatility to reported earnings. For cash flow hedges, this would result as more or all of the change in the fair value of the affected derivative would be reported in noninterest income. For fair value hedges, this would result as less or none of the change in the fair value of the derivative would be offset by changes in the fair value of the underlying hedged asset or liability.

         Deferred Tax Assets. We recognize deferred tax assets and liabilities for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management's judgment based upon available evidence that realization is more likely than not. Our deferred tax assets are reduced, if necessary, by a deferred tax asset valuation allowance. In the event that we determine we would not be able to realize all or part of our net deferred tax assets in the future, we would need to adjust the recorded value of our deferred tax assets, which would result in a direct charge to our provision for income taxes in the period in such determination is made.

         Business Combinations. We emphasize acquiring other financial institutions as an important means of achieving our growth objectives. The determination of the fair value of the assets and liabilities acquired in these transactions as well as the returns on investment that may be achieved requires management to make significant judgments and estimates based upon detailed analyses of the existing and future economic value of such assets and liabilities and/or the related income steams, including the resulting intangible assets. If actual events prove the estimates and assumptions we used in determining the fair values of the acquired assets and liabilities or the projected income were incorrect, we may need to make additional adjustments to the recorded values of such assets and liabilities, which could result in increased volatility to reported earnings. In addition, we may need to make additional adjustments to the recorded value of our intangible assets, which directly impact our regulatory capital levels.

Financial Condition and Average Balances

         Our average total assets were $6.97 billion for the nine months ended September 30, 2002, compared to $5.87 billion for the nine months ended September 30, 2001. Our total assets were $7.17 billion and $6.78 billion at September 30, 2002 and December 31, 2001, respectively. The increase in total assets is primarily attributable to our 2002 acquisitions of Plains and UP branches, which provided total assets of $256.3 million and $63.7 million, respectively. The increase in total assets was partially offset by lower loan demand and an anticipated level of attrition associated with our acquisitions of Charter Pacific Bank, BYL Bancorp and Union completed during the fourth quarter of 2001, and of Plains. Federal funds sold increased by $23.6 million due to the investment of excess funds resulting from reduced loan demand primarily due to economic conditions. Investment securities increased $283.8 million to $914.9 million at September 30, 2002 from $631.1 million at December 31, 2001. We attribute the increase in investment securities primarily to the purchase of available-for-sale investment securities of $1.11 billion as well as the $81.0 million of investment securities acquired in conjunction with our acquisition of Plains, offset by maturities of available-for-sale investment securities of $855.1 million. Derivative instruments increased $47.0 million due to the purchase of three interest rate swap agreements in May and June 2002 and mark-to-market adjustments required under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was implemented in January 2001, as amended. See further discussion under "--Interest Rate Risk Management." In addition, intangibles associated with the purchase of subsidiaries increased $14.8 million, which reflects core deposit intangibles and goodwill associated with our acquisition of Plains as well as core deposit intangibles associated with our branch purchases. The overall increase in assets was also due to the increase in loans, net of unearned discount, of $55.2 million. This increase primarily reflects the acquisitions that we completed in 2002 offset by an anticipated amount of attrition associated with those acquisitions as well as an overall decline in loan demand, which are further discussed under "--Loans and Allowance for Loan Losses." Total deposits increased by $341.8 million to $6.03 billion at September 30, 2002 from $5.68 billion at December 31, 2001. The increase primarily reflects deposits of $213.4 million acquired in our Plains acquisition and $64.9 million acquired in our branch purchases in addition to an increase in savings accounts due primarily to general economic conditions. The increase was offset by an anticipated level of attrition associated with our acquisitions and continued aggressive competition within our market areas. In addition, certain large commercial accounts, particularly related to real estate title and escrow business, sharply reduced their deposit levels in 2002, reflecting their reduced business activity as a result of general economic conditions. Short-term borrowings decreased $29.1 million to $214.1 million at September 30, 2002 from $243.1 million at December 31, 2001, primarily due to a reduction in federal funds purchased. Our note payable decreased by $27.5 million due to repayments primarily funded through dividends from our subsidiaries and the issuance of $25.0 million of additional trust preferred securities by First Bank Capital Trust offset, by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002. Guaranteed preferred beneficial interests in subordinated debentures also increased $31.8 million due to the issuance of additional trust preferred securities and increased amortization of deferred issuance costs.

         Our average total assets were $5.99 billion for the year ended December 31, 2001, compared to $5.15 billion and $4.66 billion for the years ended December 31, 2000 and 1999, respectively. We attribute the increase of $842.6 million in total average assets for 2001 primarily to our acquisitions completed during the fourth quarter of 2000 and in 2001; internal loan growth generated through the efforts of our business development staff; increased bank premises and equipment associated with the expansion and renovation of various corporate and branch offices; and, increased derivative instruments resulting from a change in accounting principle in accordance with SFAS No. 133. The acquisition of Union, which provided total assets of $360.0 million, was completed on December 31, 2001, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2001.

         Similarly, we attribute the $490.0 million increase in total average assets for 2000 primarily to our acquisitions completed during 2000, which provided total assets of $670.1 million, and internal loan growth resulting from the continued expansion and development of our business development staff. The acquisitions of Millennium Bank and The San Francisco Company, however, were completed on December 29, 2000 and December 31, 2000, respectively, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2000. These acquisitions alone provided $300.8 million, or 44.9%, of the total assets we acquired in 2000.

         The increase in assets for 2001 was primarily funded by an increase in average deposits of $612.9 million to $5.09 billion for the year ended December 31, 2001, and an increase of $51.9 million in average short-term borrowings to $158.0 million for the year ended December 31, 2001. We utilized the majority of the funds generated from our deposit growth to fund a portion of our loan growth, and the remaining funds were either temporarily invested in federal funds sold or invested in available-for-sale investment securities, resulting in increases in average federal funds sold and average investment securities of $26.1 million and $19.4 million, respectively, to $93.6 million and $451.4 million, respectively, for the year ended December 31, 2001. Similarly, we funded the increase in assets for 2000 by an increase in total average deposits of $412.0 million to $4.48 billion for the year ended December 31, 2000, a decrease in average investment securities of $22.5 million to $431.9 million for the year ended December 31, 2000, and an increase of $18.7 million in average short-term borrowings to $106.1 million for the year ended December 31, 2000.

         Loans, net of unearned discount, averaged $5.42 billion and $4.84 billion for the nine months ended September 30, 2002 and 2001, respectively. The increase in loans is primarily attributable to our 2001 and 2002 acquisitions as well as an increase of $57.1 million in our loans held for sale portfolio due to increased volumes of residential mortgage loans resulting from the current interest rate environment. This increase was partially offset by a decline in our consumer and installment portfolio, net of unearned discount, to $91.0 million at September 30, 2002 from $122.1 million at December 31, 2001. This decrease reflects continued reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. In addition, the overall increase in loans, net of unearned discount, was further offset by declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002, as well as current economic conditions prevalent within our markets.

         Loans, net of unearned discount, averaged $4.88 billion, $4.29 billion and $3.81 billion for the years ended December 31, 2001, 2000 and 1999, respectively. The acquisitions we completed during 2000 and 2001 provided loans, net of unearned discount, of $440.0 million and $508.7 million, respectively. In addition to the growth provided by these acquisitions, for 2001, $174.6 million of net loan growth was provided by corporate banking business development, consisting of increases of $20.4 million of commercial, financial and agricultural loans, $145.8 million of commercial real estate loans and $8.4 million of real estate construction and development loans. Furthermore, the increase in loans is also attributable to an increase in residential real estate lending, including loans held for sale, of $48.6 million for the year ended December 31, 2001. We primarily attribute this increase to be the result of a significantly higher volume of residential mortgage loans originated, including both new fundings and refinancings, as a result of declining interest rates experienced throughout 2001 as well as an expansion of our mortgage banking activities. These overall increases were partially offset by continuing reductions in consumer and installment loans, net of unearned discount, which decreased $75.3 million to $122.1 million at December 31, 2001. This decrease reflects the sale of our student loan and credit card loan portfolios, reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. These changes result from the focus we have placed on our business development efforts and the portfolio repositioning which we originally began in the mid-1990s. This repositioning provided for substantially all of our residential mortgage loan production to be sold in the secondary mortgage market and the origination of indirect automobile loans to be substantially reduced.

         Investment securities averaged $766.1 million and $424.2 million for the nine months ended September 30, 2002 and 2001, respectively. The significant increase in 2002 is primarily attributable to an increase in the purchases of available-for-sale investment securities due to reduced loan demand and our acquisition of Plains, which provided us with $81.0 million in investment securities. Investment securities averaged $451.4 million, $431.9 million and $454.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, reflecting an increase of $19.5 million for the year ended December 31, 2001 and a decrease of $22.5 million for the year ended December 31, 2000. The increase for 2001 is primarily associated with the investment securities that we acquired in conjunction with our 2000 and 2001 acquisitions and the investment of excess funds available due to reduced loan demand. This increase was partially offset by the liquidation of certain acquired investment securities, a higher than normal level of calls of investment securities prior to their normal maturity dates experienced throughout 2001 resulting from the general decline in interest rates, and sales of certain available-for-sale investment securities.

         Nonearning assets averaged $676.7 million and $529.3 million for the nine months ended September 30, 2002 and 2001, respectively. Our average nonearning assets were $562.9 million for the year ended December 31, 2001, compared to $359.2 million and $340.2 million for the years ended December 31, 2000 and 1999, respectively. The increases in average nonearning assets for the nine months ended September 30, 2002 and the year ended December 31, 2001 are primarily due to derivative instruments resulting from three new swap agreements entered into in 2002 and the implementation of SFAS No. 133 in January 2001. In addition, bank premises and equipment, net of depreciation and amortization, increased $34.8 million to $149.6 million at December 31, 2001 from $114.8 million at December 31, 2000. We primarily attribute the increase in bank premises and equipment to our acquisitions, the purchase and remodeling of a new operations center and corporate administrative building, and the construction and/or renovation of various branch offices. In addition, the increase in intangibles associated with the purchase of subsidiaries is due to the cost in excess of the fair value of the net assets acquired of our 2002 and 2001 acquisitions.

         We use deposits as our primary funding source and acquire them from a broad base of local markets, including both individual and corporate customers. Deposits averaged $5.90 billion and $4.99 billion for the nine months ended September 30, 2002 and 2001, respectively, and $5.09 billion, $4.48 billion and $4.06 billion for the years ended December 31, 2001, 2000 and 1999, respectively. We credit the increases primarily to our acquisitions completed during the respective periods and the expansion of our deposit product and service offerings available to our customer base. The increase for 2002 also reflects an increase in savings accounts offset by a decline in certain large commercial accounts due primarily to general economic conditions. The overall increase for 2001 was partially offset by an anticipated level of account attrition associated with our acquisitions during the fourth quarter of 2000 and $50.0 million of time deposits of $100,000 or more that either matured or were called in September 2001. The overall increase for 2000 was partially offset by the divestiture of one of our central Illinois branches, which resulted in a reduction in First Bank's deposit base of approximately $8.8 million.

         Short-term borrowings averaged $187.6 million and $161.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $158.0 million, $106.1 million and $87.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in the average balance for 2002 reflects an increase in securities sold under agreement to repurchase principally in connection with the cash management activities of our commercial deposit customers, offset by a decline in federal funds purchased. Short-term borrowings increased by $102.5 million to $243.1 million at December 31, 2001 from $140.6 million at December 31, 2000. This increase reflects a $17.5 million increase in securities sold under agreements to repurchase, a $15.1 million increase in Federal Home Loan Bank advances acquired in conjunction with our Union acquisition, and a $70.0 million increase in federal funds purchased.

         Notes payable averaged $23.9 million and $45.5 million for the nine months ended September 30, 2002 and 2001, respectively, and $41.6 million, $51.9 million and $56.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our note payable decreased by $55.5 million to $27.5 million at December 31, 2001 from $83.0 million at December 31, 2000 due to dividends from our subsidiaries and the issuance of additional trust preferred securities. In addition, the merger of our former subsidiary, First Bank & Trust, with and into Bank of San Francisco, effective March 29, 2001, allowed us to further reduce our note payable through a capital reduction of the combined bank of $23.0 million. In conjunction with this merger, Bank of San Francisco was renamed First Bank & Trust. The balance of our note payable at December 31, 2001 results from a $27.5 million advance drawn on December 31, 2001 to fund our purchase of Union. The balance was paid off during the nine months ended September 30, 2002. The repayments were funded primarily through dividends from our subsidiaries and the issuance of additional trust preferred securities, offset by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002.

         During October 2000, First Preferred Capital Trust II issued $57.5 million of 10.24% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $55.1 million and were used to reduce borrowings and subsequently to partially fund our acquisitions of Commercial Bank of San Francisco in October 2000 and Millennium Bank in December 2000. Distributions payable on these trust preferred securities were $4.6 million for the nine months ended September 30, 2002, and $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively. During November 2001, First Preferred Capital Trust III issued $55.2 million of 9.00% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $52.9 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $3.8 million for the nine months ended September 30, 2002, and $634,000 for the year ended December 31, 2001. On April 10, 2002, First Bank Capital Trust issued $25.0 million of variable rate cumulative trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $24.2 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $828,000 for the nine months ended September 30, 2002. The distributions on all issues of our trust preferred securities are recorded as interest expense in our consolidated financial statements.

         Stockholders' equity averaged $468.2 million and $389.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $404.1 million, $321.9 million and $279.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in stockholders' equity for the nine months ended September 30, 2002 is primarily attributable to net income of $30.4 million and a $27.8 million increase in accumulated other comprehensive income, offset by dividends paid on our Class A and Class B preferred stock. The increase in accumulated other comprehensive income reflects increases of $20.7 million associated with our derivative financial instruments as accounted for under SFAS No. 133 and $7.1 million associated with the change in unrealized gains and losses on available-for-sale investment securities as accounted for under SFAS No. 115. We primarily attribute the increase for 2001 to net income of $64.5 million and an increase in accumulated other comprehensive income of $28.3 million. The increase in accumulated other comprehensive income reflects an increase of $30.1 million associated with our derivative financial instruments as accounted for under SFAS No. 133, offset by a $1.9 million reduction in other comprehensive income resulting from the change in unrealized gains and losses on available-for-sale investment securities. The overall increase in stockholders' equity for 2001 also reflects an increase of $3.8 million associated with capital stock and certain other equity transactions of FBA, partially offset by dividends paid on our Class A and Class B preferred stock. We associate the increase in stockholders' equity for 2000 primarily to net income of $56.1 million and a $3.7 million increase in accumulated other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities. The increase was partially offset by FBA's stock repurchases during 2000 and dividends paid on our Class A and Class B preferred stock.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheets, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the nine months ended
September 30, 2002 and 2001:


                                                                 Nine Months Ended September 30,
                                               ------------------------------------------------------------------------
                                                             2002                                 2001
                                               ----------------------------------   -----------------------------------
                                                             Interest                            Interest
                                               Average        Income/     Yield/     Average      Income/         Yield/
                                               Balance        Expense      Rate      Balance      Expense          Rate
                                               -------        -------      ----      -------      -------          ----
                                                                         (dollars expressed in thousands)
                 ASSETS
                 ------

Interest-earning assets:
   Loans (1)(2)(3):
      Taxable...............................   $5,400,519     293,217       7.26%   $4,828,321     314,714          8.71%
      Tax-exempt (4)........................       15,427       1,057       9.16         7,889         591         10.01
   Investment securities:
      Taxable...............................      718,278      22,965       4.27       405,976      20,233          6.66
      Tax-exempt (4)........................       47,868       2,158       6.03        18,224       1,055          7.74
   Federal funds sold and other.............      115,477       1,454       1.68        84,093       4,100          6.52
                                               ----------    --------               ----------    --------
        Total interest-earning assets.......    6,297,569     320,851       6.81     5,344,503     340,693          8.52
                                                             --------                             --------
Nonearning assets...........................      676,661                              529,260
                                               ----------                           ----------
        Total assets........................   $6,974,230                           $5,873,763
                                               ==========                           ==========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Interest-bearing liabilities:
   Interest-bearing deposits:
     Interest-bearing demand
       deposits.............................   $  721,982       5,739       1.06%   $  482,891       5,372          1.49%
     Savings deposits.......................    1,947,271      27,253       1.87     1,485,391      39,927          3.59
     Time deposits (3)......................    2,312,586      66,640       3.85     2,301,246      98,746          5.74
                                               ----------    --------               ----------    --------
        Total interest-bearing deposits.....    4,981,839      99,632       2.67     4,269,528     144,045          4.51
   Short-term borrowings....................      187,634       2,635       1.88       161,755       5,000          4.13
   Notes payable............................       23,904         839       4.69        45,521       2,328          6.84
   Guaranteed preferred debentures (3)......      254,044      18,629       9.80       182,860      13,467          9.85
                                               ----------    --------               ----------    --------
        Total interest-bearing liabilities..    5,447,421     121,735       2.99     4,659,664     164,840          4.73
                                                             --------                             --------
Noninterest-bearing liabilities:
   Demand deposits..........................      916,822                              718,468
   Other liabilities........................      141,769                              105,929
                                               ----------                           ----------
        Total liabilities...................    6,506,012                            5,484,061
Stockholders' equity........................      468,218                              389,702
                                               ----------                           ----------
        Total liabilities and
          stockholders' equity..............   $6,974,230                           $5,873,763
                                               ==========                           ==========
Net interest income.........................                  199,116                              175,853
                                                             ========                             ========
Interest rate spread........................                                3.82                                    3.79
Net interest margin (5).....................                                4.23%                                   4.40%
                                                                            ====                                    ====
--------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $1.1 million and $576,000 for the nine months ended September 30, 2002 and 2001, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated.

                                                                         Years Ended December 31,
                                        -------------------------------------------------------------------------------------
                                                     2001                          2000                       1999
                                        -----------------------------    ------------------------    ------------------------
                                                    Interest                        Interest                    Interest
                                         Average    Income/  Yield/      Average    Income/  Yield/    Average  Income/ Yield/
                                         Balance    Expense   Rate       Balance    Expense   Rate     Balance  Expense  Rate
                                         -------    -------   ----       -------    -------   ----     -------  -------  ----
                                                             (dollars expressed in thousands)
                   ASSETS
                   ------

Interest-earning assets:
    Loans: (1) (2) (3)
       Taxable........................ $4,876,615   411,663    8.44%   $4,281,290  389,687    9.10% $3,805,351  322,703  8.48%
       Tax-exempt (4).................      7,684       754    9.81         9,668      992   10.26       7,157      775 10.83
    Investment securities:
       Taxable........................    433,454    26,244    6.05       412,932   27,331    6.62     435,189   26,206  6.02
       Tax-exempt (4).................     17,910     1,366    7.63        18,996    1,478    7.78      19,247    1,442  7.49
    Federal funds sold and other......     93,561     5,458    5.83        67,498    4,202    6.23      51,342    2,732  5.32
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-earning
           assets.....................  5,429,224   445,485    8.21     4,790,384  423,690    8.84   4,318,286  353,858  8.19
Nonearning assets.....................    562,918   -------               359,196  -------             340,226  -------
                                        ---------                      ----------                   ----------
         Total assets................. $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========

               LIABILITIES AND
            STOCKHOLDERS' EQUITY
            --------------------

Interest-bearing liabilities:
    Interest-bearing deposits:
       Interest-bearing
         demand deposits.............. $  507,011     7,019    1.38%   $  421,986    5,909    1.40% $  391,892    5,098  1.30%
       Savings deposits...............  1,548,441    50,388    3.25     1,279,378   51,656    4.04   1,220,425   44,101  3.61
       Time deposits (3)..............  2,278,263   125,131    5.49     2,139,305  120,257    5.62   1,899,218  101,653  5.35
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          deposits....................  4,333,715   182,538    4.21     3,840,669  177,822    4.63   3,511,535  150,852  4.30
    Short-term borrowings.............    158,047     5,847    3.70       106,123    5,881    5.54      87,374    4,220  4.83
    Notes payable.....................     41,590     2,629    6.32        51,897    3,976    7.66      56,376    3,629  6.44
    Guaranteed preferred debentures...    189,440    18,590    9.81       138,605   13,173    9.50     127,534   12,050  9.45
                                        ---------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          liabilities.................  4,722,792   209,604    4.44     4,137,294  200,852    4.85   3,782,819  170,751  4.51
                                                    -------                        -------                      -------

Noninterest-bearing liabilities:
    Demand deposits...................    754,763                         634,886                      552,029
    Other liabilities.................    110,480                          55,473                       43,852
                                        ---------                      ----------                   ----------
         Total liabilities............  5,588,035                       4,827,653                    4,378,700
Stockholders' equity..................    404,107                         321,927                      279,812
                                        ---------                      ----------                   ----------
         Total liabilities and
          stockholders' equity........ $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========
Net interest income...................              235,881                        222,838                      183,107
                                                    =======                        =======                      =======
Interest rate spread..................                         3.77                           3.99                       3.68
Net interest margin (5)...............                         4.34%                          4.65%                      4.24%
                                                              =====                          =====                      =====
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $742,000, $864,000 and $776,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the preceding period. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                         Increase (Decrease) Attributable to Change in:
                                            ---------------------------------------------------------------------------
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2002            December 31, 2001       December 31, 2000
                                                  Compared to                  Compared to             Compared to
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2001            December 31, 2000       December 31, 1999
                                            --------------------------  ----------------------  -----------------------
                                                                 Net                     Net
                                              Volume    Rate   Change   Volume   Rate  Change    Volume   Rate   Change
                                              ------    ----   ------   ------   ----  ------    ------   ----   ------
                                                                  (dollars expressed in thousands)

Interest earned on:
    Loans: (1) (2) (3)
       Taxable...........................    $49,288  (70,785) (21,497) 51,584 (29,608) 21,976   42,273 24,711  66,984
       Tax-exempt (4)....................        551      (85)     466    (196)    (42)   (238)     260    (43)    217
    Investment securities:
       Taxable...........................     15,096  (12,364)   2,732   1,325  (2,412) (1,087)  (1,389) 2,514   1,125
       Tax-exempt (4)....................      1,520     (417)   1,103     (84)    (28)   (112)     (19)    55      36
    Federal funds sold and other.........      1,838   (4,484)  (2,646)  1,540    (284)  1,256      952    518   1,470
                                             -------  -------  -------  ------ -------  ------   ------ ------  -------
           Total interest income.........     68,293  (88,135) (19,842) 54,169 (32,374) 21,795   42,077 27,755  69,832
                                             -------  -------  -------  ------ -------  ------   ------ ------  ------
Interest paid on:
    Interest-bearing demand deposits.....      2,855   (2,488)     367   1,194     (84)  1,110      405    406     811
    Savings deposits.....................     15,123  (27,797) (12,674)  9,818 (11,086) (1,268)   2,180  5,375   7,555
    Time deposits (3) ...................        809  (32,915) (32,106)  7,696  (2,822)  4,874   13,296  5,308  18,604
    Short-term borrowings................      1,115   (3,480)  (2,365)  2,306  (2,340)    (34)     986    675   1,661
    Notes payable and other..............       (896)    (593)  (1,489)   (716)   (631) (1,347)    (304)   651     347
    Guaranteed preferred debentures (3)..    (31,502)    (594) (32,096)  4,974     443   5,417    1,058     65   1,123
                                             -------  -------  -------  ------  ------  ------   ------ ------ -------
           Total interest expense........    (12,496) (67,867) (80,363) 25,272 (16,520)  8,752   17,621 12,480  30,101
                                             -------  -------  -------  ------ -------  ------   ------ ------ -------
           Net interest income...........    $80,789  (20,268)  60,521  28,897 (15,854) 13,043   24,456 15,275  39,731
                                             =======  =======  =======  ====== =======  ======   ====== ====== =======
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effect of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%.

Net Interest Income

         The primary source of our income is net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $199.1 million, or 4.23% of average interest-earning assets, for the nine months ended September 30, 2002, from $175.9 million, or 4.40% of average interest-earning assets, for the comparable period in 2001. We credit the increased net interest income primarily to the net interest-earning assets provided by our acquisitions completed during the fourth quarter of 2001 and in January 2002 as well as earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. These agreements provided net interest income of $38.0 million and $12.8 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net interest income, however, was partially offset by reductions in prevailing interest rates, generally weaker loan demand and overall economic conditions, resulting in the decline in our net interest margin. Guaranteed preferred debentures expense was $18.6 million for the nine months ended September 30, 2002, compared to $13.5 million for the comparable period in 2001. The increase for 2002 is primarily attributable to the issuance of trust preferred securities by our financing subsidiaries. In November 2001, First Preferred Capital Trust III issued $55.2 million of trust preferred securities and in April 2002, First Bank Capital Trust issued $25.0 million of trust preferred securities. The overall increase also reflects a change in estimate reducing the period over which the deferred issuance costs are being amortized. The increase was partially offset by the earnings associated with our interest rate swap agreements entered into in May and June 2002.

         Net interest income (expressed on a tax-equivalent basis) increased to $235.9 million, or 4.34% of average interest-earning assets, for the year ended December 31, 2001, from $222.8 million, or 4.65% of average interest-earning assets, and $183.1 million, or 4.24% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively. We credit the increased net interest income for 2001 primarily to the net interest-earning assets provided by our acquisitions completed during 2000 and 2001, internal loan growth and earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. The overall increase in net interest income was significantly offset by reductions in prevailing interest rates throughout 2001, resulting in the overall decline in our net interest rate margin. We credit the increased net interest income for 2000 primarily to the net interest-earning assets provided by our acquisitions completed during 1999 and 2000, internal loan growth and increases in prevailing interest rates which resulted in increased yields on interest-earning assets. However, the overall increase in net interest income for 2000 was partially offset by the expense associated with our interest rate swap agreements. In addition, guaranteed preferred debentures expense was $18.6 million and $13.2 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is solely attributable to the issuance of $57.5 million of trust preferred securities by First Preferred Capital Trust II in October 2000 and the issuance of $55.2 million of trust preferred securities in November 2001 by First Preferred Capital Trust III.

         Average loans, net of unearned discount, were $5.42 billion for the nine months ended September 30, 2002, in comparison to $4.84 billion for the comparable period in 2001. The yield on our loan portfolio, however, decreased to 7.26% for the nine months ended September 30, 2002, in comparison to 8.72% for the comparable period in 2001. This was a major contributor to the decline in our net interest margin of 17 basis points for the nine months ended September 30, 2002, from the comparable period in 2001. We attribute the decline in yields and our net interest margin primarily to the decreases in prevailing interest rates throughout 2001. During the period from January 1, 2001 through December 31, 2001, the Board of Governors of the Federal Reserve System decreased the targeted federal funds rate 11 times, resulting in 11 decreases in the prime rate of interest from 9.50% to 4.75%. This is reflected not only in the rate of interest earned on loans that are indexed to the prime rate, but also in other assets and liabilities which either have variable or adjustable rates, or which matured or repriced during this period. As discussed above, the reduced level of interest income earned on our loan portfolio as a result of declining interest rates and increased competition within our market areas was partially mitigated by the earnings associated with our interest rate swap agreements.

         Average total loans, net of unearned discount, increased by $593.3 million to $4.88 billion for the year ended December 31, 2001, from $4.29 billion and $3.81 billion for the years ended December 31, 2000 and 1999, respectively. The yield on our loan portfolio, however, declined to 8.44% for the year ended December 31, 2001, in comparison to 9.10% for 2000. This was a major contributor to the 31 basis point decline in our net interest rate margin for 2001. We attribute the decline in yields and our net interest rate margin primarily to decreases in prevailing interest rates as discussed above. As further discussed under "--Interest Rate Risk Management," the reduced level of interest income earned on our loan portfolio as a result of declining interest rates was partially mitigated by the earnings associated with our interest rate swap agreements. For the year ended December 31, 2001, these agreements provided net interest income of $23.4 million. In addition, increased competition within our market areas led to reduced lending rates. Conversely, the yield on our loan portfolio for the year ended December 31, 2000 increased to 9.10% from 8.48% for the year ended December 31, 1999, principally as a result of increases in prevailing interest rates. During the period from June 30, 1999 to December 31, 2000, the Board of Governors of the Federal Reserve System increased the targeted federal funds rate six times, resulting in six increases in the prime rate of interest from 7.75% to 9.50%, respectively. However the improved yield on our loan portfolio was partially offset by the expense associated with our interest rate swap agreements, which was $4.7 million for the year ended December 31, 2000.

         The aggregate weighted average rate paid on our deposit portfolio was 2.67% and 4.51% for the nine months ended September 30, 2002 and 2001, respectively. We attribute the decline primarily to rates paid on savings and time deposits, which have continued to decline in conjunction with the interest rate reductions previously discussed. The decrease in rates paid for the nine months ended September 30, 2002 is a result of generally decreasing interest rates during 2001. However, the competitive pressures on deposits within our market areas precluded us from fully reflecting the general interest rate decreases in our deposit pricing while still providing an adequate funding source for loans.

         For the years ended December 31, 2001, 2000 and 1999, the aggregate weighted average rate paid on our interest-bearing deposit portfolio was 4.21%, 4.63% and 4.30%, respectively. We attribute the decline in 2001 primarily to rates paid on savings deposits, which have continued to decline with the interest rate reductions previously discussed. The overall decrease in rates paid is a result of generally decreasing interest rates in 2001 as compared to generally increasing rates in 2000.

         The aggregate weighted average rate paid on our note payable was 4.69% and 6.84% for the nine months ended September 30, 2002 and 2001, respectively, and 6.32%, 7.66% and 6.44% for the years ended December 31, 2001, 2000 and 1999, respectively. The overall changes in the weighted average rates paid reflect changing market interest rates during these periods. Amounts outstanding under our $90.0 million revolving line of credit with a group of unaffiliated financial institutions bear interest at the lead bank's corporate base rate or, at our option, at the Eurodollar rate plus a margin determined by the outstanding balance and our profitability. Thus, our revolving credit line represents a relatively high-cost funding source as increased advances have the effect of increasing the weighted average rate of non-deposit liabilities. The overall cost of this funding source, however, has been significantly mitigated by the reductions in the prime lending rate during 2001 and in the outstanding balance of the note payable in 2002. During 2000, we utilized the note payable to fund our acquisitions of Commercial Bank of San Francisco, Millenium Bank and Bank of San Francisco, thus resulting in a higher level of borrowings occurring during the fourth quarter of 2000. During 2001, our note payable was fully repaid from the proceeds of the trust preferred securities issued by First Preferred Capital Trust III. However, on December 31, 2001, we obtained a $27.5 million advance to fund our acquisition of Union and in January 2002, we utilized the note payable to fund our acquisition of Plains. The balance was fully repaid in September 2002. The aggregate weighted average rate paid on our short-term borrowings also declined to 1.88% for the nine months ended September 30, 2002, as compared to 4.13% for the comparable period in 2001, reflecting reductions in the current interest rate environment.

         The aggregate weighted average rate paid on our guaranteed preferred debentures was 9.80% and 9.85% for the nine months ended September 30, 2002 and 2001, respectively, and 9.81%, 9.50% and 9.45% for the years ended December 31, 2001, 2000 and 1999, respectively. The decreased rates for 2002 primarily reflect the earnings impact of our interest rate swap agreements entered into in May and June 2002. The decline was partially offset by the additional expense of our trust preferred securities issued in November 2001 and April 2002 as well as a change in estimate regarding the period over which the deferred issuance costs associated with these obligations are being amortized. The increase for the years ended December 31, 2001 and 2000 primarily reflects the additional expense of our trust preferred securities issued in November 2001 and October 2000, respectively.

Interest Rate Risk Management

         For financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios may differ significantly from those within its deposit structure. The nature of the loan and deposit markets within which a financial institution operates, and its objectives for business development within those markets at any point in time influence these characteristics. In addition, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics, which operate primarily as interest rates change. These factors cause various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the direction and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, managing a financial institution requires establishing effective control of the exposure of the institution to changes in interest rates.

         We strive to manage our interest rate risk by:

         o maintaining an Asset Liability Committee, or ALCO, responsible to our Board of Directors, to review the overall interest rate risk management activity and approve actions taken to reduce risk;

         o maintaining an effective simulation model to determine our exposure to changes in interest rates;

         o coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and

         o employing various financial instruments, including derivatives, to offset inherent interest rate risk when it becomes excessive.

         The objective of these procedures is to limit the adverse impact that changes in interest rates may have on our net interest income.

         The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes our Chairman and Chief Executive Officer, President and the senior executives of investments, credit, banking support and finance, and certain other officers. The Asset Liability Management Group, which monitors interest rate risk, supports the ALCO, prepares analyses for review by the ALCO and implements actions that are either specifically directed by the ALCO or established by policy guidelines.

         In managing sensitivity, we strive to reduce the adverse impact on earnings by managing interest rate risk within internal policy constraints. Our policy is to manage exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture in which annual net interest income is not significantly impacted by reasonably possible near-term changes in interest rates. To measure the effect of interest rate changes, we project our net income over two one-year horizons on a pro forma basis. The analysis assumes various scenarios for increases and decreases in interest rates including both instantaneous and gradual, and parallel and non-parallel shifts in the yield curve, in varying amounts. For purposes of arriving at reasonably possible near-term changes in interest rates, we include scenarios based on actual changes in interest rates, which have occurred over a two-year period, simulating both a declining and rising interest rate scenario. We are "asset-sensitive," indicating that our assets would generally reprice with changes in rates more rapidly than our liabilities, and our simulation model indicates a loss of projected net income should interest rates decline. While a decline in interest rates of less than 100 basis points has a relatively minimal impact on our net interest income, an instantaneous parallel decline in the interest yield curve of 100 basis points indicates a pre-tax projected loss of approximately 7.0% of net interest income, based on assets and liabilities at September 30, 2002. Although we do not anticipate that instantaneous shifts in the yield curve as projected in our simulation model are likely, these are indications of the effects that changes in interest rates would have over time.

         As previously discussed, we utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The derivative financial instruments we hold are summarized as follows:

                                          September 30, 2002          December 31, 2001          December 31, 2000
                                          ------------------          -----------------          -----------------
                                        Notional       Credit       Notional      Credit       Notional       Credit
                                         Amount       Exposure       Amount      Exposure       Amount       Exposure
                                         ------       --------       ------      --------       ------       --------
                                                              (dollars expressed in thousands)

Cash flow hedges.................   $1,050,000        1,883       900,000         1,764    1,055,000         3,449
Fair value hedges................      387,450        7,866       200,000         6,962       50,000           758
Interest rate floor agreements...           --           --            --            --       35,000             6
Interest rate cap agreements.....      450,000          426       450,000         2,063      450,000         3,753
Interest rate lock commitments...      106,000           --        88,000            --        4,100            --
Forward commitments to sell
  Mortgage-backed securities.....      243,000           --       209,000            --       32,000            --
                                    ==========        =====       =======         =====    =========         =====

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.

         During the nine months ended September 30, 2002 and 2001, the net interest income realized on our derivative financial instruments was $38.0 million and $12.8 million, respectively. The increase is primarily due to interest income associated with the additional swap agreements entered into during May and June 2002 as well as the decline in prevailing interest rates. In addition, we recorded a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $1.7 million and $14.4 million for the nine months ended September 30, 2002 and 2001, respectively. The net decrease in income from 2001 reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges. During 2001 and 1999, we recorded net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, we realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges

         During September 2000, March 2001, April 2001 and March 2002, we entered into $600.0 million, $200.0 million, $175.0 million and $150.0 million notional amount, respectively, of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time. The underlying hedged assets are certain loans within our commercial loan portfolio. The swap agreements, which have been designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus 2.70%, 2.82%, 2.82% and 2.80%, respectively. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. In November 2001, we terminated $75.0 million notional amount of the swap agreements originally entered into in April 2001, which would have expired in April 2006, in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. We recorded a pre-tax gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by us under the swap agreements was $3.0 million and $2.9 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us was $1.1 million at September 30, 2002 and December 31, 2001.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as cash flow hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             March 14, 2004..................................  $  150,000        1.95%         3.93%     $   4,357
             September 20, 2004..............................     600,000        2.05          6.78         53,927
             March 21, 2005..................................     200,000        1.93          5.24         14,043
             April 2, 2006...................................     100,000        1.93          5.45          9,054
                                                               ----------                                ---------
                                                               $1,050,000        2.00          5.95      $  81,381
                                                               ==========       =====         =====      =========

         December 31, 2001:

             September 20, 2004..............................  $  600,000        2.05%         6.78%        40,980
             March 21, 2005..................................     200,000        1.93          5.24          4,951
             April 2, 2006...................................     100,000        1.93          5.45          2,305
                                                               ----------                                ---------
                                                               $  900,000        2.01          6.29      $  48,236
                                                               ==========       =====         =====      =========

         Fair Value Hedges

         We entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During January 2001, we entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The underlying hedged liabilities are a portion of our other time deposits. The terms of the swap agreements provide for us to pay interest on a quarterly basis and receive interest on a semiannual basis. The amount receivable by us under the swap agreements was $2.5 million and $5.2 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us under the swap agreements was $868,000 and $1.2 million at September 30, 2002 and December 31, 2001, respectively.

         o During May 2002 and June 2002, we entered into $55.2 million and $86.3 million notional amount, respectively, of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 2.30% and 2.75%, respectively. In addition, during June 2002, FBA entered into $46.0 million notional amount of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 1.97%. The underlying hedged liabilities are our guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures and First Banks America, Inc. subordinated debentures. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. There were no amounts receivable or payable by us at September 30, 2002. The $86.3 million notional amount interest rate swap agreement was called by its counterparty on November 8, 2002 resulting in final settlement of this interest rate swap agreement on December 18, 2002.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as fair value hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             January 9, 2004.................................  $   50,000        1.86%         5.37%     $   2,221
             January 9, 2006.................................     150,000        1.86          5.50         13,406
             March 31, 2027..................................      86,250        4.61          9.25           (220)
             June 30, 2028...................................      46,000        3.83          8.50            336
             December 31, 2031...............................      55,200        4.16          9.00          4,060
                                                               ----------                                ---------
                                                               $  387,450        3.03          7.17      $  19,803
                                                               ==========       =====         =====      =========

         December 31, 2001:
             January 9, 2002.................................  $   50,000        2.48%         5.37%     $   1,761
             January 9, 2006.................................     150,000        2.48          5.50          3,876
                                                               ----------                                ---------
                                                               $  200,000        2.48          5.47      $   5,637
                                                               ==========       =====         =====      =========

          Interest Rate Floor Agreements

          During January 2001 and March 2001, we entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, we terminated these interest rate floor agreements in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. In conjunction with the termination, we recorded a pre-tax adjustment of $4.0 million representing the decline in fair value from our previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements

          In conjunction with the interest rate swap agreements maturing September 20, 2004, we also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with our interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At September 30, 2002 and December 31, 2001, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $426,000 and $2.1 million, respectively.

         Pledged Collateral

         At September 30, 2002 and December 31, 2001, we had pledged investment securities available for sale with a carrying value of $5.9 million and $1.1 million, respectively, in connection with our interest rate swap agreements. In addition, at September 30, 2002, and December 31, 2001, we had accepted, as collateral in connection with our interest rate swap agreements, cash of $97.5 million and $4.9 million, respectively. At December 31, 2001, we had also accepted investment securities with a fair value of $53.9 million as collateral in connection with our interest rate swap agreements. We are permitted by contract to sell or repledge the collateral accepted from our counterparties, however, at September 30, 2002 and December 31, 2001, we had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

         Derivative financial instruments issued by us consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

Mortgage Banking Activities

         Our mortgage banking activities consist of the origination, purchase and servicing of residential mortgage loans. Generally, we sell our production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed-rate residential mortgage loans. We sell other loans, including adjustable-rate and nonconforming residential mortgage loans, on a servicing released basis.

         For the nine months ended September 30, 2002 and 2001, we originated and purchased loans for resale totaling $1.30 billion and $1.09 billion, and sold loans totaling $848.3 million and $728.5 million, respectively. For the three years ended December 31, 2001, 2000 and 1999, we originated and purchased loans for resale totaling $1.52 billion, $532.2 million and $452.9 million and sold loans totaling $992.0 million, $413.2 million and $507.1 million, respectively. The origination and purchase of residential mortgage loans and the related sale of the loans provides us with additional sources of income including the gain or loss realized upon sale, the interest income earned while the loan is held awaiting sale and the ongoing loan servicing fees from the loans sold with servicing rights retained. Mortgage loans serviced for investors aggregated $1.26 billion at September 30, 2002, and $1.07 billion, $957.2 million and $957.1 million at December 31, 2001, 2000 and 1999, respectively.

         The gain on mortgage loans originated for resale, including loans sold and held for sale, was $20.3 million and $9.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $15.0 million, $7.8 million and $6.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. We determine these gains, net of losses, on a lower of cost or market basis. These gains are realized at the time of sale. The cost basis reflects: (1) adjustments of the carrying values of loans held for sale to the lower of cost, adjusted to include the cost of hedging the loans held for sale, or current market values; and (2) adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting "fallout," adjusted for the cost of hedging these loan commitments. The overall increase for the nine months ended September 30, 2002 and for 2001 is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the prevailing interest rate environment experienced throughout 2001, including continued reductions in mortgage loan rates and our growth in mortgage banking activities. The increases for 2000 and 1999 reflect the expansion of our mortgage banking activities into our California and Texas markets.

         The interest income on loans held for sale was $10.1 million for the nine months ended September 30, 2002, compared to $7.8 million for the comparable period in 2001. The interest income on loans held for sale was $11.1 million for the year ended December 31, 2001, in comparison to $3.5 million and $4.9 million for the years ended December 31, 2000 and 1999, respectively. The amount of interest income realized on loans held for sale is a function of the average balance of loans held for sale, the period for which the loans are held and the prevailing interest rates when the loans are made. The average balance of loans held for sale was $177.0 million and $144.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $150.8 million, $47.0 million and $79.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. On an annualized basis, our yield on the portfolio of loans held for sale was 7.66% and 7.23% for the nine months ended September 30, 2002 and 2001, respectively, and 7.38%, 7.49% and 6.23% for the years ended December 31, 2001, 2000 and 1999, respectively. This compares with our cost of funds, as a percentage of average interest-bearing liabilities, of 2.99% and 4.73% for the nine months ended September 30, 2002 and 2001, respectively, and 4.44%, 4.85% and 4.51% for the years ended December 31, 2001, 2000 and 1999, respectively.

         We report mortgage loan servicing fees net of amortization of mortgage servicing rights, interest shortfall and mortgage-backed security guarantee fee expense. Interest shortfall equals the difference between the interest collected from a loan-servicing customer upon prepayment of the loan and a full month's interest that is required to be remitted to the security owner. Loan servicing fees, net, were $553,000 and $302,000 for the nine months ended September 30, 2002 and 2001, respectively, and $222,000, $486,000 and $657,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
The increase in loan servicing fees in 2002 primarily reflects the significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001. We attribute the decrease in loan servicing fees for 2001, 2000 and 1999 primarily to increased amortization of mortgage servicing rights, reduced late charge fees and our strategy of selling the new production of adjustable-rate and nonconforming residential mortgage loans on a servicing released basis. Amortization of mortgage servicing rights was $2.7 million for the nine months ended September 30, 2002 and 2001, and $3.7 million, $3.1 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         Our interest rate risk management policy provides certain hedging parameters to reduce the interest rate risk exposure arising from changes in loan prices from the time of commitment until the sale of the security or loan. To reduce this exposure, we use forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At September 30, 2002 and December 31, 2001, 2000 and 1999, we had $235.5 million, $197.5 million, $37.6 million and $31.5 million, respectively, of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $243.1 million, $209.9 million, $32.0 million and $33.0 million, respectively, were hedged through the use of such forward commitments.

Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001

         Net Income. Net income was $30.4 million for the nine months ended September 30, 2002, compared to $34.6 million for the comparable period in 2001. Results for 2002 reflect increased net interest income and noninterest income, offset by higher operating expenses and increased provisions for loan losses, reflecting the current economic environment and increased loan charge-off, delinquency and nonperforming trends. See further discussion under "-- Provision for Loan Losses." The implementation of SFAS No. 142 on January 1, 2002, resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. If we had implemented SFAS No. 142 at the beginning of 2001, net income for the nine months ended September 30, 2001 would have increased $5.4 million. In addition, the implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income in 2001. Excluding this item, net income would have been $36.0 million for the nine months ended September 30, 2001. The accounting for derivatives under the requirements of SFAS No. 133 will continue to have an impact on future financial results as further discussed under "--Noninterest Income."

         The overall increase in operating expenses for 2002, as further discussed under "--Noninterest Expense," was partially offset by the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries in accordance with the implementation of SFAS No. 142. Amortization of intangibles for the nine months ended September 30, 2002 was $1.5 million, respectively, compared to $5.6 million for the comparable period in 2001. The higher operating expenses and increased provisions for loan losses were partially offset by increased net interest income and noninterest income as further discussed under "--Net Interest Income" and "--Noninterest Income."

         Provision for Loan Losses. The provision for loan losses was $38.7 for the nine months ended September 30, 2002, compared to $13.9 million for the comparable period in 2001. The increase in the provision for loan losses reflects a higher level of problem loans and related loan charge-offs and past due loans resulting from the economic conditions within our markets, additional problems identified in acquired loan portfolios and continuing deterioration in the portfolio of leases to the airline industry. Net loan charge-offs were $27.4 million for the nine months ended September 30, 2002, in comparison to $14.8 million for the comparable period in 2001. The increase in net loan charge-offs reflects the general slowdown in economic conditions prevalent within our markets as well as an aggregate of $15.0 million of loan charge-offs on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. Loan recoveries were $11.7 for the nine months ended September 30, 2002, in comparison to $7.2 million for the comparable period in 2001. In addition, nonperforming assets and loans past due 90 days or more and still accruing have increased to $110.1 million at September 30, 2002 from $86.8 million at December 31, 2001, and are expected to remain at these higher-than-normal levels in the near future. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. In addition, our acquisition of Plains in January 2002 provided $1.4 million in additional allowance for loan losses.

         Tables summarizing nonperforming assets, past due loans and charge-off and recovery experience are presented under "--Loans and Allowance for Loan Losses."


         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the nine months ended September
30, 2002 and 2001:

                                                                                September 30,        Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2002         2001        Amount      %
                                                                              ----         ----      --------  ---------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  21,985     16,268      5,717       35.14%
        Gain on mortgage loans sold and held for sale....................      20,316      9,718     10,598      109.06
        Gain on sale of credit card portfolio, net of expenses...........          --      1,853     (1,853)    (100.00)
        Net gain (loss) on sales of available-for-sale securities........          90       (145)       235      162.07
        Bank-owned life insurance investment income......................       4,318      3,069      1,249       40.70
        Net gain on derivative instruments...............................       1,714     14,401    (12,687)     (88.10)
        Other............................................................      16,417     12,580      3,837       30.50
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  64,840     57,744      7,096       12.29
                                                                            =========   ========    =======   =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  84,506     68,889     15,617       22.67%
        Occupancy, net of rental income..................................      15,938     12,379      3,559       28.75
        Furniture and equipment..........................................      12,730      8,845      3,885       43.92
        Postage, printing and supplies...................................       4,205      3,528        677       19.19
        Information technology fees......................................      24,411     19,891      4,520       22.72
        Legal, examination and professional fees.........................       6,463      5,415      1,048       19.35
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       1,480      5,573     (4,093)     (73.44)
        Communications...................................................       2,375      2,223        152        6.84
        Advertising and business development.............................       4,132      4,405       (273)      (6.20)
        Other............................................................      18,992     26,213     (7,221)     (27.55)
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 175,232    157,361     17,871       11.36
                                                                            =========   ========    =======   =========

         Noninterest Income


         Noninterest income was $64.8 million for the nine months ended September 30, 2002, in comparison to $57.7 million for the comparable period in 2001. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage-banking revenues, bank-owned life insurance investment income, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees were $22.0 million for the nine months ended September 30, 2002, in comparison to $16.3 million for the comparable period in 2001. We attribute the increase in service charges and customer service fees to:

         o     our acquisitions completed during 2001 and 2002;

         o additional products and services available and utilized by our expanding base of consumer and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates, effective July 1, 2002, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale was $20.3 million for the nine months ended September 30, 2002, in comparison to $9.7 million for the comparable period in 2001. The overall increase is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001 as well as the continued expansion of our mortgage banking activities.

         During the nine months ended September 30, 2001, we recorded a $1.9 million pre-tax gain on the sale of our credit card portfolio, net of expenses. The sale of this portfolio was consistent with our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Bank-owned life insurance investment income was $4.3 million for the nine months ended September 30, 2002, in comparison to $3.1 million for the comparable period in 2001. The increase for 2002 reflects changes in the portfolio mix of the underlying investments, which improved our return on this product, as well as the reinvestment of earnings.

         The net gain on derivative instruments was $1.7 million for the nine months ended September 30, 2002, in comparison to $14.4 million for the comparable periods in 2001. The decrease in income from derivative instruments reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges.

         Other income was $16.4 million for the nine months ended September 30, 2002, in comparison to $12.6 million for the comparable period in 2001. We attribute the primary components of the increase to:

         o     our acquisitions completed during 2001 and 2002;

         o increased portfolio management fee income associated our Institutional Money Management division;

         o increased earnings associated with our international banking products;

         o increased rental income associated with our commercial leasing activities;

         o increased rental fees from First Services, L.P. for the use of data processing and other equipment owned by First Banks; and

         o a gain of approximately $448,000 in March 2002 on the sale of certain operating lease equipment associated with equipment leasing activities that we acquired in conjunction with our acquisition of Bank of San Francisco in December 2000; offset by

         o the write-down of approximately $943,000 on certain equipment associated with our commercial leasing operation in June 2002.

         Noninterest Expense

         Noninterest expense was $175.2 million for the nine months ended September 30, 2002, in comparison to $157.4 million for the comparable period in 2001. The increase for 2002 reflects the noninterest expense of our acquisitions completed during 2001 and 2002, including certain nonrecurring expenses associated with those acquisitions as well as increased salaries and employee benefit expenses, occupancy and furniture and equipment expenses and information technology fees, offset by a decline in amortization of intangibles associated with the purchase of subsidiaries and other expense.

         Salaries and employee benefits were $84.5 million for the nine months ended September 30, 2002, in comparison to $68.9 million for the comparable period in 2001. We primarily associate the increase with our 2001 and 2002 acquisitions and higher commissions paid to mortgage loan originators due to increased loan volume. However, the increase also reflects higher salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2001 to enhance senior management expertise and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $28.7 million for the nine months ended September 30, 2002, in comparison to $21.2 million for the comparable period in 2001. We primarily attribute the increase to our aforementioned acquisitions, including certain nonrecurring expenses associated with lease termination obligations, the relocation of certain branches and operational areas, increased depreciation expense associated with numerous capital expenditures and the continued expansion and renovation of various corporate and branch offices, including our facility that houses our centralized operations and certain corporate administrative functions.

         Information technology fees were $24.4 million for the nine months ended September 30, 2002, in comparison to $19.9 million for the comparable period in 2001. First Services, L.P. , a limited partnership indirectly owned by our Chairman and members of his immediate family, provides information technology and various operational support services to our subsidiaries and us under the terms of information technology agreements. We attribute the increased fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels and certain nonrecurring expenses associated with the data processing conversions of Union and Plains, completed in the first quarter of 2002, and of the Denton and Garland, Texas branch purchases, completed in the second quarter of 2002.

         Legal, examination and professional fees were $6.5 million for the nine months ended September 30, 2002, in comparison to $5.4 million for the comparable period in 2001. We primarily attribute the increase in these fees to the continued expansion of overall corporate activities, the ongoing professional services utilized by certain of our acquired entities and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation particularly related to acquired entities.

         Amortization of intangibles associated with the purchase of subsidiaries was $1.5 million for the nine months ended September 30, 2002, in comparison to $5.6 million for the comparable period in 2001. The significant decrease for 2002 is attributable to the implementation of SFAS No. 142 in January 2002.

         Other expense was $19.0 million for the nine months ended September 30, 2002, in comparison to $26.2 million for the comparable period in 2001. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the decrease in other expense for 2002 to a $11.5 million nonrecurring litigation settlement charge in June 2001 associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank. In addition, the decrease is also attributable to the establishment of a specific reserve for an unfunded letter of credit in the amount of $1.8 million during the nine months ended September 30, 2001. The overall decrease in other expenses for the nine months ended September 30, 2002 was offset by expenses associated with our acquisitions completed during 2001 and 2002 as well as the continued growth and expansion of our banking franchise.

         Provision for Income Taxes

         The provision for income taxes was $17.5 million for the nine months ended September 30, 2002, representing an effective income tax rate of 35.7%, in comparison to $24.1 million, representing an effective income tax rate of 39.1% for the comparable period in 2001. The decrease in the effective income tax rate for 2002 reflects the significant decline in amortization of intangibles associated with the purchase of subsidiaries, in accordance with the requirements of SFAS No. 142, which is not deductible for tax purposes.

         Comparison of Results of Operations for 2001 and 2000

         Net Income. Net income was $64.5 million for the year ended December 31, 2001, compared to $56.1 million for 2000. The implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income was $65.9 million for the year ended December 31, 2001. The improved earnings primarily result from increased net interest income and noninterest income, including a gain on the exchange of an equity investment in an unaffiliated financial institution in October 2001, as well as a reduced provision for income taxes. The reduced provision for income taxes includes the effect of an $8.1 million reduction in our deferred tax asset valuation allowance that was no longer deemed necessary as our overall net deferred tax assets are expected to be recoverable through future earnings. The overall improvement in earnings was partially offset by an increased provision for loan losses and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve related to a contingent liability and the settlement of certain litigation.

         Net interest income (expressed on a tax-equivalent basis) improved to $235.9 million for the year ended December 31, 2001, compared to $222.8 million for 2000. However, our net interest rate margin declined to 4.34% for the year ended December 31, 2001 from 4.65% for 2000. Net interest income increased primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions completed throughout 2000 and 2001. However, the improvement in net interest income was significantly mitigated by continued reductions in prevailing interest rates throughout 2001. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. During the year ended December 31, 2001, noninterest income improved significantly to $98.6 million from $42.8 million for the years ended December 31, 2001 and 2000, respectively as further discussed under "--Noninterest Income."

         The improvement in net interest income and noninterest income was partially offset by a $53.7 million increase in operating expenses to $211.7 million for the year ended December 31, 2001, compared to $158.0 million for 2000. The increased operating expenses are primarily attributable to:

         o the operating expenses of our 2000 and 2001 acquisitions subsequent to their respective acquisition dates;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o     increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries;

         o     a nonrecurring litigation settlement charge; and

         o a charge to other expense associated with the establishment of a specific reserve on an unfunded letter of credit.

         These higher operating expenses, exclusive of the litigation settlement and the specific reserve on the unfunded letter of credit, are reflective of significant investments that we have made in personnel, technology, capital expenditures and new business lines in conjunction with our overall strategic growth plan. The payback on these investments is expected to occur over a longer period of time through higher and more diversified revenue streams.

         Provision for Loan Losses. The provision for loan losses was $23.5 million and $14.1 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in our loan portfolio, both internal and through acquisitions, a general increase in risk associated with the continued changing composition of our loan portfolio and a significant increase in nonperforming assets and past due loans, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $31.5 million for the year ended December 31, 2001, in comparison to $17.1 million for the year ended December 31, 2000. The increase in loan charge-offs is due to $5.9 million in charge-offs related to our commercial leasing business, a single loan in the amount of $4.5 million that was charged-off due to suspected fraud on the part of the borrower, $3.6 million in charge-offs on a shared national credit relationship as well as the effects of the general slowdown in economic conditions prevalent within our markets. Loan recoveries were $9.5 million for the year ended December 31, 2001, in comparison to $9.8 million for 2000. Nonperforming assets and past-due loans have increased significantly during

2001, and we anticipate these trends will continue in the near future. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. Our acquisitions during 2000 and 2001 provided $6.1 million and $14.0 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2001 and 2000:

                                                                                December 31,         Increase (Decrease)
                                                                             -------------------     -------------------
                                                                              2001         2000        Amount      %
                                                                              ----         ----        ------   -------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  22,865     19,794      3,071      15.51%
        Gain on mortgage loans sold and held for sale....................      14,983      7,806      7,177      91.94
        Gain on sale of credit card portfolio, net of expenses...........       1,853         --      1,853     100.00
        Net gain on sales of available-for-sale securities...............      18,722        168     18,554     110.44
        Gain on sales of branches, net of expenses.......................          --      1,355     (1,355)   (100.00)
        Bank-owned life insurance investment income......................       4,415      4,314        101       2.34
        Gain on derivative instruments, net..............................      18,583         --     18,583     100.00
        Other............................................................      17,188      9,341      7,847      84.01
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  98,609     42,778     55,831     130.51
                                                                            =========   ========    =======  =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  93,452     73,391     20,061      27.33%
        Occupancy, net of rental income..................................      17,432     14,675      2,757      18.79
        Furniture and equipment..........................................      12,612     11,702        910       7.78
        Postage, printing and supplies...................................       4,869      4,431        438       9.88
        Information technology fees......................................      26,981     22,359      4,622      20.67
        Legal, examination and professional fees.........................       6,988      4,523      2,465      54.50
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       8,248      5,297      2,951      55.71
        Communications...................................................       3,247      2,625        622      23.70
        Advertising and business development.............................       5,237      4,331        906      20.92
        Other............................................................      32,605     14,656     17,949     122.47
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 211,671    157,990     53,681      33.98
                                                                            =========   ========    =======   ========

Noninterest Income

         Noninterest income was $98.6 million for the year ended December 31, 2001, compared to $42.8 million for 2000. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues, net gains on sales of available-for-sale securities, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees increased to $22.9 million for 2001, from $19.8 million for 2000. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o our acquisitions completed during 2000 and, to a lesser degree, 2001;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective September 30, 2000, and July 1, 2001, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale increased to $15.0 million from $7.8 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced during 2001 as well as the continued expansion of our mortgage banking activities into new and existing markets.

         During 2001, we recorded a $1.9 million pre-tax gain on the sale of our credit card portfolio, which results from our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Noninterest income for the years ended December 31, 2001 and 2000 included net gains on the sale of available-for-sale investment securities of $18.7 million and $168,000, respectively. The significant increase in 2001 results from a $19.1 million pre-tax gain recognized in conjunction with the exchange of an equity investment in the common stock of an unaffiliated publicly-traded financial institution for $10.0 million in cash and a $14.4 million equity investment in the acquiring unaffiliated financial institution. We owned 7.93% of the outstanding shares of common stock of the unaffiliated financial institution at December 31, 2001. This gain was partially offset by a net loss that resulted from the liquidation of certain equity investment securities. The net gain for 2000 resulted primarily from the sales of certain investment securities held by acquired institutions that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million for the year ended December 31, 2000, and results from the divestiture of one of our branch locations in central Illinois. In 2001, we did not sell any existing branches.

         The net gain on derivative instruments of $18.6 million for the year ended December 31, 2001 includes $4.1 million of gains resulting from the terminations of certain interest rate floor and swap agreements to adjust our interest rate hedge position consistent with changes in the portfolio structure and mix. In addition, the net gain reflects changes in the fair value of our interest rate cap agreements, interest rate floor agreements and fair value hedges, in accordance with the requirements of SFAS No. 133, as amended.

         Other income was $17.2 million and $9.3 million for the years ended December 31, 2001 and 2000, respectively. We attribute the primary components of this increase to:

         o our acquisitions completed during 2000 and, to a lesser extent, 2001;

         o increased portfolio management fee income of $3.4 million associated with our Institutional Money Management Division, which was formed in August 2000;

         o increased brokerage revenue of $1.1 million, which is primarily associated with the stock option services acquired in conjunction with our acquisition of Bank of San Francisco in December 2000;

         o increased rental income of $2.1 million associated with our commercial leasing activities that were acquired in conjunction with our acquisition of a leasing company in February 2000; and

         o income of approximately $1.1 million associated with equipment leasing activities that were acquired in conjunction with our acquisition of Bank of San Francisco.

     Noninterest Expense

         Noninterest expense was $211.7 million for the year ended December 31, 2001, in comparison to $158.0 million for 2000. The increase reflects:

         o the noninterest expense associated with our acquisitions completed during 2000 and 2001, including certain nonrecurring expenses associated with those acquisitions;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o     increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o     increased other expense.

         Salaries and employee benefits increased by $20.1 million to $93.5 million from $73.4 million for the years ended December 31, 2001 and 2000, respectively. We primarily associate the increase with our 2000 and 2001 acquisitions and our Institutional Money Management Division, which was formed in August 2000. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2000 to enhance executive and senior management expertise, improve technological support, strengthen centralized operational functions and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $30.0 million and $26.4 million for the years ended December 31, 2001 and 2000, respectively. The increase is attributable to our acquisitions, the relocation of certain branches and operational areas and increased depreciation expense associated with numerous capital expenditures, including our new facility that houses various centralized operations and certain corporate and administrative functions.

         Information technology fees were $27.0 million and $22.4 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels, and certain nonrecurring expenses associated with the data processing conversions of Redwood Bank, Commercial Bank of San Francisco, Bank of San Francisco, Millennium Bank, Charter Pacific Bank and BYL completed in 2001.

         Legal, examination and professional fees were $7.0 million and $4.5 million for the years ended December 31, 2001 and 2000, respectively. We primarily attribute the increase in these fees to the ongoing professional services utilized by certain of our acquired entities, increased professional fees associated with our Institutional Money Management Division and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation.

         Amortization of intangibles associated with the purchase of subsidiaries was $8.2 million and $5.3 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired for the nine acquisitions that we completed during 2000.

         Other expense was $32.6 million and $14.7 million for the years ended December 31, 2001 and 2000, respectively. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, advertising and business development, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the increase in other expense to:

         o     our acquisitions completed during 2000 and 2001;

         o increased advertising and business development expenses associated with various product and service initiatives and enhancements;

         o increased travel expenses primarily associated with business development efforts and the ongoing integration of the recently acquired entities into our corporate culture and systems;

         o a nonrecurring litigation settlement charge in the amount of $11.5 million associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank;

         o the establishment of a $1.8 million specific reserve on an unfunded letter of credit; and

         o     overall continued growth and expansion of our banking franchise.

         Provision for Income Taxes

         The provision for income taxes was $30.0 million for the year ended December 31, 2001, representing an effective income tax rate of 30.5%, in comparison to $34.5 million, representing an effective income tax rate of 37.2%, for the year ended December 31, 2000. The decrease in the effective income tax rate is primarily attributable to:

         o a reduction of our deferred tax asset valuation allowance of $13.1 million recorded in December 2001. This reduction, of which $8.1 million represented a reduction in our provision for income taxes and $5.0 million represented an increase in capital surplus, reflects the recognition of deferred tax assets for net operating loss carryforwards and the expectation of future taxable income sufficient to realize the net deferred tax assets; partially offset by

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes.

Comparison of Results of Operations for 2000 and 1999

         Net Income. Net income was $56.1 million for the year ended December 31, 2000, compared to $44.2 million for 1999. The earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000; the continued growth and diversification in the composition of our loan portfolio; and increased yields on interest-earning assets. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, from $195.2 million, or 4.52% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively.

         The increase in net income was partially offset by an increased provision for loan losses and an increase in operating expenses of $20.4 million for the year ended December 31, 2000, in comparison to 1999. The increased operating expenses reflect the operating expenses of our 1999 and 2000 acquisitions subsequent to their respective acquisition dates; increased salaries and employee benefit expenses; increased information technology fees and increased amortization of intangibles associated with the purchase of subsidiaries. A reduction in legal, examination and professional fees partially offset the increase in operating expenses.

         Provision for Loan Losses. The provision for loan losses was $14.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in the loan portfolio, both internal and through acquisitions, as well as a general increase in risk associated with the continued changing composition of our loan portfolio and an increase in nonperforming assets, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $17.1 million for the year ended December 31, 2000, in comparison to $17.7 million for the year ended December 31, 1999. Included in charge-offs for the year ended December 31, 2000 was $1.6 million relating to a single loan. The overall decrease in loan charge-offs, excluding the large single-loan charge-off, was indicative of the generally strong economic conditions prevalent in our markets, as well as management's continued efforts to effectively monitor and manage our loan portfolio. Loan recoveries were $9.8 million for the year ended December 31, 2000, in comparison to $9.3 million for 1999, reflecting continued aggressive collection efforts. Our acquisitions during 1999 and 2000 provided $3.0 million and $6.1 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2000 and 1999:

                                                                                December 31,         Increase (Decrease)
                                                                            --------------------     -------------------
                                                                              2000         1999        Amount       %
                                                                              ----         ----        ------       -
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  19,794     17,676      2,118      11.98%
        Gain on mortgage loans sold and held for sale....................       7,806      6,909        897      12.98
        Net gain on sales of available-for-sale securities...............         168        791       (623)    (78.76)
        Gain on sales of branches, net of expenses.......................       1,355      4,406     (3,051)    (69.25)
        Bank-owned life insurance investment income......................       4,314      3,919        395      10.08
        Other............................................................       9,341      7,949      1,392      17.51
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  42,778     41,650      1,128       2.71
                                                                            =========   ========    =======   ========

     Noninterest expense:
        Salaries and employee benefits...................................   $  73,391     61,524     11,867      19.29%
        Occupancy, net of rental income..................................      14,675     12,518      2,157      17.23
        Furniture and equipment..........................................      11,702      8,520      3,182      37.35
        Postage, printing and supplies...................................       4,431      4,244        187       4.41
        Information technology fees......................................      22,359     18,567      3,792      20.42
        Legal, examination and professional fees.........................       4,523      9,109     (4,586)    (50.35)
        Amortization of intangibles associated with
          the purchase of subsidiaries...................................       5,297      4,401        896      20.36
        Communications...................................................       2,625      2,488        137       5.51
        Advertising and business development.............................       4,331      3,734        597      15.99
        Other............................................................      14,656     13,652      1,004       7.35
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 157,990    138,757     19,233      13.86
                                                                            =========   ========    =======   ========

         Noninterest Income

          Noninterest income was $42.8 million for the year ended December 31, 2000, compared to $41.7 million for 1999. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $19.8 million for 2000, from $17.7 million for 1999. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o     our acquisitions completed throughout 1999 and 2000;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999 and September 30, 2000, and enhanced control of fee waivers; and

         o increased interchange income associated with automatic teller machine services and debit and credit cards.

         The gain on mortgage loans sold and held for sale increased to $7.8 million from $6.9 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase to an increased volume of loans sold and held for sale, primarily during the fourth quarter of 2000, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $168,000 and $791,000 for the years ended December 31, 2000 and 1999, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth. The decrease in the net gains reflects the sales, at a loss, of certain investment securities that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The reduction in these gains results from a reduced number of branch divestitures. During 2000, we divested one of our branch locations in central Illinois, whereas in 1999, we divested seven branch offices in central and northern Illinois.

         Bank-owned life insurance income was $4.3 million and $3.9 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 reflects an increased rate of return on this product primarily associated with the current interest rate environment as well as the reinvestment of product earnings.

         Other income was $9.3 million and $7.9 million for the years ended December 31, 2000 and 1999, respectively. The increase in other income is primarily attributable to rental income associated with leasing activities and increased rental fees received from First Services, L.P. for the use of data processing and other equipment owned by us. The increase in rental fees corresponds to the replacement of our teller system and certain other technological upgrades, including local and wide area network-based systems, core processors and item processing equipment that were replaced in 1999 in preparation for the Year 2000 transition.

     Noninterest Expense

         Noninterest expense was $158.0 million for the year ended December 31, 2000, in comparison to $138.8 million for 1999. The increase reflects:

         o the noninterest expense associated with our acquisitions completed throughout 1999 and 2000 subsequent to their respective acquisition dates, including certain nonrecurring expenses associated with those acquisitions;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o increased expenses associated with our internal restructuring process.

         The overall increase in noninterest expense was partially offset by a decrease in legal, examination and professional fees.

         During 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. The primary objectives of the restructuring process were to:

         o redesign the corporate organization to provide clearer lines of authority which are more conducive to the effective delivery of services to customers;

         o enhance our technological strength to enable us to more effectively and efficiently provide the products, services and delivery channels necessary to remain competitive in the financial services industry of the future;

         o establish the infrastructure necessary to better support our service delivery and business development efforts, and to provide more efficient, better quality services to customers;

         o increase the depth and abilities of all levels of our management and provide supervision to lead its efforts to accomplish our corporate objectives; and

         o improve internal monitoring systems in order to better assess the progress of all of our areas in achieving our corporate objectives.

         Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         Salaries and employee benefits increased by $11.9 million to $73.4 million from $61.5 million for the years ended December 31, 2000 and 1999, respectively. We primarily associate the increase with our acquisitions completed throughout 1999 and 2000 as well as the additional lines of business that we entered into in 2000, including institutional money management, international banking and fiduciary deposit management for bankruptcy trustees, receivers and other estate administrators. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to our staff to enhance executive and senior management expertise, improve technological support and strengthen centralized operational functions.

         Occupancy, net of rental income, and furniture and equipment expense totaled $26.4 million and $21.0 million for the years ended December 31, 2000 and 1999, respectively. The increase is primarily attributable to our acquisitions, the relocation of certain California and Texas branches and increased depreciation expense associated with numerous capital expenditures made throughout 1999, including the implementation of our new teller system. Our selective elimination of 16 branch offices by sales, mergers or closures during 1999 and 2000 partially offset this increase.

         Information technology fees were $22.4 million and $18.6 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings and upgrades to technological equipment, networks and communication channels.

         Legal, examination and professional fees were $4.5 million and $9.1 million for the years ended December 31, 2000 and 1999, respectively. The decrease in these fees results from a decline in our utilization of external consultants who provided assistance throughout 1999 associated with the development and expansion of selected business initiatives. The decrease also reflects the settlement of certain litigation completed in 1999.

         Amortization of intangibles associated with the purchase of subsidiaries was $5.3 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the nine acquisitions that we completed during 2000.

         Other expense was $14.7 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. Other expense encompasses numerous general and administrative expenses including but not limited to travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, and sales taxes. The overall increase in these expenses primarily reflects:

         o     continued growth and expansion of our banking franchise;

         o a $700,000 provision for an estimated loss on equipment underlying leases associated with a previously acquired entity; and

         o a $200,000 provision for estimated losses associated with certain pending litigation.

         Offsetting the overall increase in other expenses in 2000 were recoveries of $1.8 million from loans of acquired entities that had been fully charged off prior to the acquisition dates.

     Provision for Income Taxes

         The provision for income taxes was $34.5 million for the year ended December 31, 2000, representing an effective income tax rate of 37.2%, in comparison to $26.3 million, representing an effective income tax rate of 36.5%, for the year ended December 31, 1999. The increase in the effective income tax rate is primarily attributable to:

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes; and

         o a reduction of the deferred tax asset valuation reserve of approximately $405,000 related to the utilization of net operating losses associated with a previously acquired entity, which was recorded in March 2000.

Balance Sheet

Investment Securities

         We classify the securities within our investment portfolio as held to maturity or available for sale. We do not engage in the trading of investment securities. Our investment security portfolio consists primarily of securities designated as available for sale. The investment security portfolio was $914.9 million and $631.1 million at September 30, 2002 and December 31, 2001, respectively, compared to $563.5 million and $451.6 million at December 31, 2000 and 1999, respectively. We attribute the increases in investment securities to securities acquired through acquisitions and the overall level of loan demand within our market areas, which affects the amount of funds available for investment. In addition, the increase for 2001 was partially offset by the liquidation of certain investment securities and a significant increase in calls of investment securities prior to their normal maturity dates resulting from the general decline in interest rates during 2001.

Loans and Allowance for Loan Losses

         Interest earned on our loan portfolio represents the principal source of income for our subsidiary banks. Interest and fees on loans were 91.9% and 92.6% of total interest income for the nine months ended September 30, 2002 and 2001, respectively, and 92.7%, 92.3% and 91.5% of total interest income for the years ended December 31, 2001, 2000 and 1999, respectively. Loans, net of unearned discount, increased $55.2 million to $5.46 billion, or 76.2% of total assets, at September 30, 2002, compared to $5.41 billion, or 79.8% of total assets as of December 31, 2001. Exclusive of our acquisition of Plains, which provided loans, net of unearned discount, of $150.4 million, loans decreased $95.2 million at September 30, 2002 compared to December 31, 2001. The decrease primarily results from declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002 and weaker loan demand from our commercial customers, which is indicative of the current economic conditions prevalent within our markets. In addition, our consumer and installment portfolio, net of unearned discount, decreased to $91.0 million at September 30, 2002 from $122.1 million at December 31, 2001. This decrease reflects continued reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. The decrease in loans was offset by a $57.1 million increase in loans held for sale, which is primarily attributable to increased volumes of residential mortgage loans resulting from the current interest rate environment and the continuing expansion of our mortgage banking business.

         During the five years ended December 31, 2001, total loans, net of unearned discount, increased significantly from $2.77 billion at December 31, 1996 to $5.41 billion at December 31, 2001. Throughout this period, we have substantially enhanced our capabilities for achieving and managing internal growth. A key element of this process has been the expansion of our corporate business development staff, which is responsible for the internal development and management of both loan and deposit relationships with commercial customers. While this process was occurring, in an attempt to achieve more diversification, a higher level of interest yield and a reduction in interest rate risk within our loan portfolio, we also focused on repositioning our portfolio. As the corporate business development effort continued to originate a substantial volume of new loans, substantially all of our conforming residential mortgage loan production has been sold in the secondary mortgage market. We have also substantially reduced our consumer lending by discontinuing the origination of indirect automobile loans and the sale of our student loan and credit card loan portfolios. This allowed us to fund part of the growth in corporate lending through reductions in residential real estate, indirect automobile and other consumer-related loans.

         In addition, our acquisitions added substantial portfolios of new loans. Some of these portfolios contained significant loan problems, which we had anticipated and considered in our acquisition pricing. As we resolved the asset quality issues, the portfolios of the acquired entities tended to decline due to the elimination of problem loans and because many of the resources that would otherwise be directed toward generating new loans were concentrated on improving or eliminating existing relationships. We continue to experience this trend as a result of our acquisitions of Millennium Bank and Union completed in December 2000 and 2001, respectively.

         This table summarizes the effects of these factors on our loan portfolio for the nine months ended September 30, 2002 and five years ended
December 31, 2001:

                                                 (Decrease) Increase                Increase (Decrease)
                                                 For the Nine Months          For the Year Ended December 31,
                                                                       -------------------------------------------------
                                              Ended September 30, 2002 2001       2000       1999       1998      1997
                                              ------------------------ ----       ----       ----       ----      ----
                                                                 (dollars expressed in thousands)

     Internal loan volume (decrease) increase:
         Commercial lending.....................    $ (20,337)       174,568    360,410    363,486    633,660   378,882
         Residential real estate lending (1)....      (43,335)        48,616     20,137   (126,418)  (152,849) (144,707)
         Consumer lending, net of
           unearned discount....................      (32,177)       (75,280)    (64,606)  (56,349)   (30,506)  (54,305)
     Loans provided by acquisitions.............      151,000        508,700    440,000    235,500    127,600    54,361
                                                    ---------        -------    -------   --------   --------  --------
              Total increase in loans, net of
                 unearned discount..............    $  55,151        656,604    755,941    416,219    577,905   234,231
                                                    =========        =======    =======   ========   ========  ========
     -------------------------
     (1) Includes loans held for sale, which increased $57.1 million for the nine months ended September 30, 2002.

         Our lending strategy emphasizes quality, growth and diversification. Throughout our organization, we employ a common credit underwriting policy. Our commercial lenders focus principally on small to middle-market companies. Consumer lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing opportunities arising out of our branch banking network.

         Commercial, financial and agricultural loans include loans that are made primarily based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources even though such loans may also be secured by real estate or other assets. Real estate construction and development loans, primarily relating to residential properties and commercial properties, represent financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family, owner-occupied properties and various types of commercial properties on which the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed and adjustable rate residential loans pending sale in the secondary mortgage market in the form of a mortgage-backed security, or to various private third-party investors.

         The following table summarizes the composition of our loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:



                                                 September 30, 2002
                                                 ------------------
                                                   Amount       %
                                                   ------       -

Commercial, financial
   and agricultural.............................. $1,610,062   30.9%
Real estate construction and development.........    983,346   18.9
Real estate mortgage:
   One-to-four-family
     residential loans...........................    703,902   13.5
   Other real estate loans.......................  1,814,472   34.9
Consumer and installment,
   net of unearned discount......................     90,980    1.8
                                                  ----------  -----
      Total loans, excluding
        loans held for sale......................  5,202,762  100.0%
                                                              =====
Loans held for sale..............................    261,258
                                                  ----------
      Total loans................................ $5,464,020
                                                  ==========



                                                                       December 31,
                                   ----------------------------------------------------------------------------------------------
                                         2001                2000                1999              1998               1997
                                   ---------------      ----------------    ---------------    --------------    ----------------
                                   Amount        %       Amount      %       Amount      %     Amount     %      Amount       %
                                   ------        -       ------      -       ------      -     ------     -       ------      -
                                                             (dollars expressed in thousands)

Commercial, financial
   and agricultural...........    $1,681,846  32.3%   $1,496,284   32.0%   $1,086,919  27.4%  $  920,007  26.7%   $  621,618  21.1%
Real estate construction
   and development............       954,913  18.4       809,682   17.3       795,081  20.1      720,910  20.9       413,107  14.0
Real estate mortgage:
   One-to-four-family
     residential loans........       798,089  15.3       726,474   15.5       720,630  18.2      739,442  21.5       915,205  31.1
   Other real estate loans....     1,647,758  31.7     1,476,383   31.5     1,130,939  28.6      789,735  22.9       713,910  24.3
Consumer and installment,
   net of unearned discount...       122,057   2.3       174,337    3.7       225,343   5.7      274,392   8.0       279,279   9.5
                                  ---------- -----    ----------  -----    ---------- -----   ---------- -----    ---------- -----
      Total loans, excluding
        loans held for sale...     5,204,663 100.0%    4,683,160  100.0%    3,958,912 100.0%   3,444,486 100.0%    2,943,119 100.0%
                                             =====                =====               =====              =====               =====
Loans held for sale...........       204,206              69,105               37,412            135,619              59,081
                                  ----------          ----------           ----------         ----------          ----------
      Total loans.............    $5,408,869          $4,752,265           $3,996,324         $3,580,105          $3,002,200
                                  ==========          ==========           ===========        ==========          ==========

     Loans at December 31, 2001 mature as follows:

                                                                             Over One Year
                                                                             Through Five
                                                                                 Years          Over Five Years
                                                                                 -----          ---------------
                                                              One Year     Fixed    Floating    Fixed  Floating
                                                              or Less      Rate       Rate      Rate     Rate      Total
                                                              -------      ----       ----      ----     ----      -----
                                                                          (dollars expressed in thousands)

Commercial, financial and agricultural....................  $ 1,432,117   207,884     22,956   17,382    1,507  1,681,846
Real estate construction and development..................      907,907    43,162      2,345    1.499       --    954,913
Real estate mortgage......................................    1,410,772   623,413    243,841  162,081    5,740  2,445,847
Consumer and installment, net of unearned discount........       32,198    66,099        771   22,989       --    122,057
Loans held for sale.......................................      204,206        --         --       --       --    204,206
                                                            -----------  --------   --------  -------  -------  ---------
      Total loans.........................................  $ 3,987,200   940,558    269,913  203,951    7,247  5,408,869
                                                            ===========  ========   ========  =======  =======  =========



         The following table is a summary of loan loss experience for the nine months ended September 30, 2002 and 2001, and for the five years ended December 31, 2001:

                                                As of or For the Nine
                                               Months Ended September 30,      As of or For the Years Ended December 31,
                                               --------------------------  -------------------------------------------------
                                                 2002         2001           2001      2000      1999      1998     1997
                                                 ----         ----           ----      ----      ----      ----     ----
                                                                       (dollars expressed in thousands)

Allowance for loan losses,
    beginning of period..................... $   97,164      81,592        81,592     68,611     60,970    50,509    46,781
Acquired allowances for loan losses.........      1,366          --        14,046      6,062      3,008     3,200        30
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
                                                 98,530      81,592        95,638     74,673     63,978    53,709    46,811
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Loans charged-off:
    Commercial, financial
      and agricultural......................    (32,710)    (19,722)      (27,834)    (9,768)   (10,855)   (3,908)   (2,308)
    Real estate construction
      and development.......................     (1,302)        (65)         (108)    (2,229)      (577)     (185)   (2,242)
    Real estate mortgage....................     (3,734)       (995)       (1,818)    (2,213)    (2,561)   (2,389)   (6,250)
    Consumer and installment................     (1,301)     (1,174)       (1,693)    (2,840)    (3,728)   (3,701)   (6,032)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................    (39,047)    (21,956)      (31,453)   (17,050)   (17,721)  (10,183)  (16,832)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Recoveries of loans previously
    charged-off:
    Commercial, financial and agricultural..      5,741       3,456         4,450      5,621      3,602     3,417     2,146
    Real estate construction
      and development.......................        628       1,219         1,171        319        849       342       269
    Real estate mortgage....................      4,059       1,236         2,102      1,937      2,357     2,029     3,666
    Consumer and installment................      1,264       1,291         1,746      1,965      2,473     2,656     3,149
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................     11,692       7,202         9,469      9,842      9,281     8,444     9,230
                                             ----------   ---------      --------  ---------  --------- --------- ---------
          Net loans charged-off.............    (27,355)    (14,754)      (21,984)    (7,208)    (8,440)   (1,739)   (7,602)
                                             ----------   ---------     ---------  ---------- --------- --------- --------
Provision for loan losses...................     38,700      13,910        23,510     14,127     13,073     9,000    11,300
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Allowance for loan losses, end of period.... $  109,875      80,748        97,164     81,592     68,611    60,970    50,509
                                             ==========   =========     =========  =========  ========= ========= =========

Loans outstanding, net of
    unearned discount:
    Average................................. $5,415,946   4,836,210     4,884,299  4,290,958  3,812,508 3,250,719 2,846,157
    End of period...........................  5,464,020   4,774,300     5,408,869  4,752,265  3,996,324 3,580,105 3,002,200
    End of period, excluding
      loans held for sale...................  5,202,762   4,640,063     5,204,663  4,683,160  3,958,912 3,444,486 2,943,119
                                             ==========   =========     =========  =========  ========= ========= =========


Ratio of allowance for loan losses
    to loans outstanding:
    Average.................................       2.03%       1.67%         1.99%       1.90%     1.80%     1.88%     1.77%
    End of period...........................       2.01        1.69          1.80        1.72      1.72      1.70      1.68
    End of period, excluding loans
     held for sale..........................       2.11        1.74          1.87        1.74      1.73      1.77      1.72
Ratio of net charge-offs to average loans
    outstanding (1).........................       0.68        0.41          0.45        0.17      0.22      0.05      0.27
Ratio of current period recoveries to
    preceding period's total charge-offs (1)      49.70       56.48         55.54       55.54     91.14     50.17     31.81
                                             ==========   =========     =========  ==========  ======== ========= =========

--------------------
(1) Ratios for the nine-month periods are annualized.

The  following table is a summary of the allocation of the allowance for loan losses for the five years ended December 31, 2001:

                                                                            As of or For the Years Ended  December 31,
                                                                        -------------------------------------------------
                                                                          2001      2000       1999      1998      1997
                                                                          ----      ----       ----       ---      ----
                                                                                    (dollars expressed in thousands)

    Commercial, financial and agricultural............................. $ 40,161    32,352    24,898    19,239    14,879
    Real estate construction and development...........................   21,598    14,667    13,264    15,073     7,148
    Real estate mortgage...............................................   31,406    24,691    20,750    18,774    18,317
    Consumer and installment...........................................    3,999     3,142     4,390     5,180     5,089
    Unallocated (1)....................................................       --     6,740     5,309     2,704     5,076
                                                                        --------   -------   -------   -------  --------
          Total........................................................ $ 97,164    81,592    68,611    60,970    50,509
                                                                        ========   =======   =======   =======  ========
----------------------
(1) During 2001, we reviewed our practice of maintaining unallocated reserves in light of continuing refinement in our loss estimation processes. We concluded the use of unallocated reserves would be discontinued.  Consequently, reserves were aligned with their respective portfolios.



         Nonperforming assets include nonaccrual loans, restructured loans and other real estate. The following table presents the categories of nonperforming assets and certain ratios as of the dates indicated:

                                                     September 30,                            December 31,
                                                ----------------------     -------------------------------------------------
                                                  2002         2001          2001       2000       1999      1998      1997
                                                  ----         ----          ----       ----       ----      ----      ----
                                                                          (dollars expressed in thousands)

    Commercial, financial and agricultural:
       Nonaccrual............................  $   37,413     25,402       19,326     22,437     18,397     15,385      4,017
       Restructured terms....................          --         --           --         22         29         --         --
    Real estate construction and development:
       Nonaccrual............................      25,645        465        3,270     11,068      1,886      3,858      4,097
    Real estate mortgage:
       Nonaccrual............................      32,943     15,909       41,898     16,524     16,414     18,858     10,402
       Restructured terms....................       1,956      2,918        2,013      2,952      2,979      5,221      5,456
    Consumer and installment:
       Nonaccrual............................       1,276        396          794        155         32        216         94
       Restructured terms....................          --          7            7          8         --         --         --
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming loans......      99,233     45,097       67,308     53,166     39,737     43,538     24,066
    Other real estate........................       3,125      3,707        4,316      2,487      2,129      3,709      7,324
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming  assets....  $  102,358     48,804       71,624     55,653     41,866     47,247     31,390
                                               ==========  =========    =========  =========  =========  =========  =========

    Loans, net of unearned discount..........  $5,464,020  4,774,300    5,408,869  4,752,265  3,996,324  3,580,105  3,002,200
                                               ==========  =========    =========  =========  =========  =========  =========


    Loans past due 90 days or more
       and still accruing....................  $    7,778      8,514       15,156      3,009      5,844      4,674      2,725
                                               ==========  =========    =========  =========  =========  =========  =========

    Ratio of:
       Allowance for loan losses to loans....        2.01%      1.69%        1.80%      1.72%      1.72%      1.70%      1.68%
       Nonperforming loans to loans..........        1.82       0.94         1.24       1.12       0.99       1.22       0.80
       Allowance for loan losses to
          nonperforming loans................      110.72     179.05       144.36     153.47     172.66     140.04     209.88
       Nonperforming assets to loans and
          other real estate..................        1.87       1.02         1.32       1.17       1.05       1.32       1.04
                                               ==========  =========    =========  =========  =========  =========  =========

         Nonperforming loans, consisting of loans on nonaccrual status and certain restructured loans, were $99.2 million at September 30, 2002 and $67.3 million at December 31, 2001, in comparison to $53.2 million and $39.7 million at December 31, 2000 and 1999, respectively. The increase in nonperforming loans in 2002 is primarily attributable to general economic conditions, additional problems identified in acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. The relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. Loan charge-offs also increased significantly to $39.0 million for the nine months ended September 30, 2002, from $22.0 million for the comparable period in 2001. Included in this were charge-offs aggregating $15.0 million on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. We anticipate this trend of higher nonperforming and delinquent loans will continue in the near future. The increase in nonperforming loans for 2001 reflects cyclical trends experienced within the banking industry as a result of economic slowdown, as well as the asset quality of acquired institutions. Our Union acquisition, completed in December 2001, resulted in the addition of approximately $8.9 million of nonperforming loans and $3.6 million of loans past due 90 days or more. The increase in nonperforming loans in 2000 reflected a small number of credit relationships that were placed on nonaccrual during the year and the overall growth of the loan portfolio.

         As of September 30, 2002, December 31, 2001 and 2000, $96.4 million, $123.2 million and $50.2 million, respectively, of loans not included in the table above were identified by management as having potential credit problems (problem loans). The significant increase in problem loans for the year ended December 31, 2001 is primarily due to problem loans included in the acquisitions of Millenium Bank and Union, completed in December 2000 and 2001, respectively, continuing deterioration of leases to the airline industry, portfolio growth (both internal and external) and the gradual slow down and uncertainties that have recently occurred in the economy surrounding the markets in which we operate. As previously discussed, certain acquired loan portfolios exhibited varying degrees of distress prior to their acquisition. While these problems had been identified and considered in our acquisition pricing, the acquisitions led to an increase in nonperforming assets and problem loans. As of December 31, 1999, 1998 and 1997, problem loans totaled $36.3 million, $21.3 million and $27.9 million, respectively.

         Our credit management policies and procedures focus on identifying, measuring and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan reviews, external audits and regulatory bank examinations. The system requires rating all loans at the time they are originated, except for homogeneous categories of loans, such as residential real estate mortgage loans and credit card loans. These homogeneous loans are assigned an initial rating based on our experience with each type of loan. We adjust these ratings based on payment experience subsequent to their origination.

         We include adversely rated credits, including loans requiring close monitoring which would not normally be considered criticized credits by regulators, on a monthly loan watch list. Loans may be added to our watch list for reasons that are temporary and correctable, such as the absence of current financial statements of the borrower or a deficiency in loan documentation. Other loans are added whenever any adverse circumstance is detected which might affect the borrower's ability to meet the terms of the loan. The delinquency of a scheduled loan payment, deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates could initiate the addition of a loan to the list. Loans on the watch list require periodic detailed loan status reports prepared by the responsible officer, which are discussed in formal meetings with loan review and credit administration staff members. Downgrades of loan risk ratings may be initiated by the responsible loan officer at any time. However, upgrades of risk ratings may only be made with the concurrence of selected loan review and credit administration staff members generally at the time of the formal watch list review meetings.

         Each month, the credit administration department provides management with detailed lists of loans on the watch list and summaries of the entire loan portfolio of each subsidiary bank by risk rating. These are coupled with analyses of changes in the risk profiles of the portfolios, changes in past-due and nonperforming loans and changes in watch list and classified loans over time. In this manner, we continually monitor the overall increases or decreases in the levels of risk in the portfolios. Factors are applied to the loan portfolios for each category of loan risk to determine acceptable levels of allowance for loan losses. We derive these factors from the actual loss experience of our subsidiary banks and from published national surveys of norms in the industry. The calculated allowances required for the portfolios are then compared to the actual allowance balances to determine the provisions necessary to maintain the allowances at appropriate levels. In addition, management exercises a certain degree of judgment in its analysis of the overall adequacy of the allowance for losses. In its analysis, management considers the change in the portfolio, including growth, composition and the ratio of net loans to total assets, and the economic conditions of the regions in which we operate. Based on this quantitative and qualitative analysis, provisions are made to the allowance for loan losses. Such provisions are reflected in our consolidated statements of income.

Deposits

         Deposits are the primary source of funds for our subsidiary banks. Our deposits consist principally of core deposits from each bank's local market areas, including individual and corporate customers.

         The following table sets forth the distribution of our average deposit accounts at the dates indicated and the weighted average interest rates on each category of deposits:

                                  Nine Months Ended                           Year Ended December 31,
                                                            ------------------------------------------------------------------------
                                 September 30, 2002                2001                     2000                   1999
                               -----------------------      ---------------------     --------------------  ------------------------
                                        Percent                    Percent                     Percent              Percent
                                          of                          of                         of                     of
                               Amount  deposits  Rate        Amount deposits Rate     Amount  deposits Rate   Amount  deposits Rate
                               ------  --------  ----       ------- -------- ----     ------ --------- ----   ------  -------- ----
                                                           (dollars expressed in thousands)

Noninterest-bearing demand.. $  916,822   15.54%    --%   $  754,763  14.83%   --% $  634,886   14.18%  --%  $  552,029  13.59%  --%
Interest-bearing demand.....    721,982   12.24   1.06       507,011   9.97  1.38     421,986    9.43 1.40      391,892   9.65 1.30
Savings.....................  1,947,271   33.01   1.87     1,548,441  30.43  3.25   1,279,378   28.59 4.04    1,220,425  30.03 3.61
Time deposits ..............  2,312,586   39.21   3.85     2,278,263  44.77  5.49   2,139,305   47.80 5.62    1,899,218  46.73 5.35
                             ---------   ------  =====    ---------- ------ =====  ----------  ------ ====   ---------- ------ ====
    Total average deposits.. $5,898,661  100.00%          $5,088,478 100.00%       $4,475,555  100.00%       $4,063,564 100.00%
                             ==========  ======           ========== ======        ==========  ======        ========== ======

Capital and Dividends

         Historically, we have accumulated capital to support our acquisitions by retaining most of our earnings. We pay relatively small dividends on our Class A convertible, adjustable rate preferred stock and our Class B adjustable rate preferred stock, totaling $524,000 for the nine months ended September 30, 2002, and $786,000 for the years ended December 31, 2001, 2000 and 1999. We have never paid, and have no present intention to pay, dividends on our common stock.

         Management believes as of September 30, 2002, December 31, 2001 and 2000, our subsidiary banks and we were "well capitalized" as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         In December 1996, we formed our initial financing subsidiary, First Preferred Capital Trust, for the purpose of issuing $86.25 million of trust preferred securities, and in October 2000, we formed our second financing subsidiary, First Preferred Capital Trust II, for the purpose of issuing $57.5 million of trust preferred securities. In October 2001, we formed our third financing subsidiary, First Preferred Capital Trust III, for the purpose of issuing $55.2 million of trust preferred securities, and on April 10, 2002, we formed First Bank Capital Trust and issued $25.0 million of trust preferred securities in a private placement offering. In June 1998, FBA formed its financing subsidiary, First America Capital Trust, for the purpose of issuing $46.0 million of trust preferred securities. For regulatory reporting purposes, these preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 capital. Because of these limitations, as of September 30, 2002, $115.3 million of these preferred securities were not includable in Tier 1 capital, although this entire amount was included in total risk-based capital.

Liquidity

         Our liquidity and the liquidity of our subsidiary banks is the ability to maintain a cash flow that is adequate to fund operations, service debt obligations and meet obligations and other commitments on a timely basis. Our subsidiary banks receive funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, we may avail ourselves of other sources of funds by issuing certificates of deposit in denominations of $100,000 or more, borrowing federal funds, selling securities under agreements to repurchase and utilizing borrowings from the Federal Home Loan Banks and other borrowings, including our revolving credit line. The aggregate funds acquired from these sources were $710.2 million, $754.8 million and $723.5 million at September 30, 2002, December 31, 2001 and 2000, respectively.



         The following table presents the maturity structure of these other sources of funds, which consists of certificates of deposit of $100,000 or more, short-term borrowings and our revolving note payable, at September 30, 2002:

                                                                                        September 30, 2002
                                                                                 (dollars expressed in thousands)

          Three months or less.........................................................     $ 345,099
          Over three months through nine months........................................       100,119
          Over nine months through twelve months.......................................       131,532
          Over twelve months...........................................................       133,422
                                                                                            ---------
                    Total..............................................................     $ 710,172
                                                                                            =========

         In addition to these sources of funds, our subsidiary banks have established borrowing relationships with the Federal Reserve Banks in their respective districts. These borrowing relationships, which are secured by commercial loans, provide an additional liquidity facility that may be utilized for contingency purposes. At September 30, 2002 and December 31, 2001, the borrowing capacity of our subsidiary banks under these agreements was approximately $1.19 billion and $1.21 billion, respectively. In addition, our subsidiary banks' borrowing capacity through their relationships with the Federal Home Loan Banks was approximately $387.3 million and $234.6 million at September 30, 2002 and December 31, 2001, respectively. Exclusive of the Federal Home Loan Bank advances outstanding at First Bank of $10.0 million and $20.1 million at September 30, 2002 and December 31, 2001, respectively, our subsidiaries had no amounts outstanding under either of these agreements at September 30, 2002 and December 31, 2001. Under a separate Federal Home Loan Bank agreement, First Bank & Trust had advances outstanding of $10.0 million and $10.5 million at September 30, 2002 and December 31, 2001, respectively.

         Management believes the available liquidity and operating results of our subsidiary banks will be sufficient to provide funds for growth and to permit the distribution of dividends to us sufficient to meet our operating and debt service requirements, both on a short-term and long-term basis, and to pay the dividends on the trust preferred securities issued by our financing subsidiaries, First Preferred Capital Trust I, First Preferred Capital Trust II, First Preferred Capital Trust III and First Bank Capital Trust, and First America Capital Trust.

Effects of New Accounting Standards

         In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.

         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.

         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.



         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December
31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------   ---------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles..............  $  13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices.........      2,210           (684)         2,210             (576)
                                                 ---------        -------        -------          -------
              Total............................  $  16,081         (2,056)        11,790             (576)
                                                 =========        =======        =======          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries............  $ 126,234                       114,226
                                                 =========                       =======

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002 and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                      (dollars expressed
                                                         in thousands)

       Year ending December 31:
           2002 (1).....................................  $   2,012
           2003.........................................      2,129
           2004.........................................      2,129
           2005.........................................      2,129
           2006.........................................      2,129
           2007.........................................      2,129
                                                          ---------
              Total.....................................  $  12,657
                                                          =========

           --------------
           (1) Includes $1.5 million of amortization for the nine months ended September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                       ---------------------------------------
                                                       First Bank First Bank & Trust     Total
                                                       ---------- ------------------     -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========




         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                     ------------------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                        --------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

Effects of Inflation

         Inflation affects financial institutions less than other types of companies. Financial institutions make relatively few significant asset acquisitions that are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, we believe this is generally manageable through our asset-liability management program.

                                    BUSINESS

Who We Are

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:


                                                         Geographic (Number of) Locations          Total Assets
                           Name                              at September 30, 2002             at September 30, 2002
         -----------------------------------------    -------------------------------------    ---------------------
                                                                                                (dollars expressed
                                                                                                  in thousands)

       First Bank                                       Missouri (43) and Illinois (51)             $4,063,159
       First Banks America, Inc., and its
          subsidiary:
            First Bank & Trust                           California (49) and Texas (8)               3,139,170

         Our subsidiary banks are wholly owned by their respective parent companies and we owned 93.76% of First Banks America, Inc., or FBA, at September 30, 2002. On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, during the first quarter of 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

Acquisitions

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. However, in the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed were desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The transaction, which is subject to regulatory approvals, is expected to be completed during the first quarter of 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union, and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.

Market Area

         As of September 30, 2002, our subsidiary banks' 151 banking facilities were located in California, eastern Missouri, Illinois and Texas. Our primary market area is the St. Louis, Missouri metropolitan area. Our second and third largest market areas are southern and northern California and central and southern Illinois, respectively. We also have locations in the Houston, Dallas, Irving, McKinney and Denton, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

Competition and Branch Banking

         Our subsidiary banks engage in highly competitive activities. Those activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large regional or national holding companies. Financial institutions compete based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

         Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies, which are significantly larger than us and have greater access to capital and other resources.

         We believe we will continue to face competition in the acquisition of independent banks and savings banks from bank and financial holding companies. We often compete with larger financial institutions that have substantially greater resources available for making acquisitions.

         Subject to regulatory approval, commercial banks operating in California, Illinois, Missouri and Texas are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in our service areas.

Employees

         As of September 30, 2002, we employed approximately 2,300 employees. None of the employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

         In the ordinary course of business, we and our subsidiaries become involved in legal proceedings. Our management, in consultation with legal counsel, believes that the ultimate resolution of existing proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Supervision and Regulation

         General. Federal and state laws extensively regulate our subsidiary banks and us primarily to protect depositors and customers of our subsidiary banks. To the extent this discussion refers to statutory or regulatory provisions, it is not intended to summarize all such provisions and is qualified in its entirety by reference to the relevant statutory and regulatory provisions. Changes in applicable laws, regulations or regulatory policies may have a material effect on our business and prospects. We are unable to predict the nature or extent of the effects on our business and earnings that new federal and state legislation or regulation may have. The enactment of the legislation described below has significantly affected the banking industry generally and is likely to have ongoing effects on us and our subsidiary banks in the future.

         We are a registered bank holding company under the Bank Holding Company Act of 1956. Consequently, the Board of Governors of the Federal Reserve System, or Federal Reserve, regulates, supervises and examines us. We file annual reports with the Federal Reserve and provide to the Federal Reserve additional information as it may require.

         Since First Bank is an institution chartered by the State of Missouri and a member of the Federal Reserve, both the State of Missouri Division of Finance and the Federal Reserve supervise, regulate and examine First Bank. First Bank & Trust is chartered by the State of California and is subject to supervision, regulation and examination by the California Department of Financial Institutions. Our subsidiary banks are also regulated by the Federal Deposit Insurance Corporation, or FDIC, which provides deposit insurance of up to $100,000 for each insured depositor.

         Bank Holding Company Regulation. Our activities and those of our subsidiary banks have in the past been limited to the business of banking and activities "closely related" or "incidental" to banking. Under the Gramm-Leach-Bliley Act, or GLB Act, which was enacted in November 1999 and is discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are "financial in nature" if all of their subsidiary depository institutions are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

         We are also subject to capital requirements applied on a consolidated basis which are substantially similar to those required of our subsidiary banks (briefly summarized below). The Bank Holding Company Act also requires a bank holding company to obtain approval from the Federal Reserve before:

         o acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls a majority of such shares);

         o acquiring all or substantially all of the assets of another bank or bank holding company; or

         o    merging or consolidating with another bank holding company.

         The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions and mergers.

         Safety and Soundness and Similar Regulations. We are subject to various regulations and regulatory policies directed at the financial soundness of our subsidiary banks. These include, but are not limited to, the Federal Reserve's source of strength policy, which obligates a bank holding company such as us to provide financial and managerial strength to its subsidiary banks; restrictions on the nature and size of certain affiliate transactions between a bank holding company and its subsidiary depository institutions; and restrictions on extensions of credit by our subsidiary banks to executive officers, directors, principal stockholders and the related interests of such persons.

         Regulatory Capital Standards. The federal bank regulatory agencies have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Risk-based capital ratios are determined by classifying assets and specified off-balance-sheet obligations and financial instruments into weighted categories, with higher levels of capital being required for categories deemed to represent greater risk. Federal Reserve policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets required for bank holding companies is 8%. At least one-half of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets, which amount is referred to as "Tier I capital." The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves, which amount, together with Tier I capital, is referred to as "Total Risk-Based Capital."

         In addition to the risk-based standard, we are subject to minimum requirements with respect to the ratio of our Tier I capital to our average assets less goodwill and certain other intangible assets, or the Leverage Ratio. Applicable requirements provide for a minimum Leverage Ratio of 3% for bank holding companies that have the highest supervisory rating, while all other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. The Office of the Comptroller of the Currency, or OCC, and the FDIC have established capital requirements for banks under their respective jurisdictions that are consistent with those imposed by the Federal Reserve on bank holding companies.

         The following table sets forth our required and actual capital ratios, as well as those of our subsidiary banks at September 30, 2002 and December 31, 2001:

                                                                   Actual
                                                       -----------------------------                    To be Well
                                                                                        For Capital   Capitalized Under
                                                       September 30,    December 31,     Adequacy     Prompt Corrective
                                                           2002            2001          Purposes     Action Provisions
                                                           ----            ----          --------     -----------------

Total capital (to risk-weighted assets):
     First Banks............................             10.97%           10.53%           8.0%            10.0%
     First Bank.............................             10.49            10.14            8.0             10.0
     First Bank & Trust.....................             10.43            11.27            8.0             10.0
Tier I capital (to risk-weighted assets):
     First Banks............................              7.79             7.57            4.0              6.0
     First Bank.............................              9.23             8.89            4.0              6.0
     First Bank & Trust.....................              9.17            10.02            4.0              6.0
Tier I capital (to average assets):
     First Banks............................              6.86             7.25            3.0              5.0
     First Bank.............................              7.82             8.67            3.0              5.0
     First Bank & Trust.....................              8.59             9.47            3.0              5.0

         Prompt Corrective Action. The FDIC Improvement Act requires the federal bank regulatory agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. A depository institution's status under the prompt corrective action provisions depends upon how its capital levels compare to various relevant capital measures and other factors as established by regulation.

         The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under the regulations, a bank will be:

         o "well capitalized" if it has a total capital ratio of 10% or greater, a Tier I capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure;

         o "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier I capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances);

         o "undercapitalized" if it has a total capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a Leverage
              Ratio of less than 4% (3% in certain circumstances);

         o "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a Leverage Ratio of less than 3%; and

         o "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

         Under certain circumstances, a depository institution's primary federal regulatory agency may use its authority to lower the institution's capital category. The banking agencies are permitted to establish individualized minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of "well capitalized" or "adequately capitalized" subjects a bank to restrictions and limitations on its business that become progressively more severe as the capital levels decrease.

         A bank is prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." Limitations exist for "undercapitalized" depository institutions, regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions are also required to submit a capital restoration plan that includes a guarantee from the institution's holding company. "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for "critically undercapitalized" institutions.

         Dividends. Our primary source of funds in the future is the dividends, if any, paid by our subsidiary banks. The ability of our subsidiary banks to pay dividends is limited by federal laws, by regulations promulgated by the bank regulatory agencies and by principles of prudent bank management.

         Customer Protection. Our subsidiary banks are also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations mandate various disclosure requirements and substantively regulate the manner in which financial institutions must deal with their customers. Our subsidiary banks must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with the requirements.

         Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and other applications to expand.

         The Gramm-Leach-Bliley Act. The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms and insurance companies to affiliate with each other and to enter new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through such affiliations, and to modify the federal regulatory structure governing some financial services activities. This authority of financial firms to broaden the types of financial services offered to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry. However, it may lead to additional competition in the markets in which we operate by allowing new entrants into various segments of those markets that are not the traditional competitors in those segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

         The GLB Act also adopted consumer privacy safeguards requiring financial services providers to disclose their policies regarding the privacy of customer information to their customers and, subject to some exceptions, allowing customers to "opt out" of policies permitting such companies to disclose confidential financial information to non-affiliated third parties. Final regulations implementing the new privacy standards became effective in 2001.

         The Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a myriad of corporate governance and accounting measures designed to ensure that the shareholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All public companies, including companies that file periodic reports with the SEC such as First Banks, are affected by the Sarbanes-Oxley Act.

         Certain provisions of the Sarbanes-Oxley Act became effective immediately, while other provisions will become effective as the SEC adopts rules to implement those provisions. Some of the principal provisions of the Sarbanes-Oxley Act which may affect us include:

         o the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

         o auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

         o    additional corporate governance and responsibility measures which
              (i) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (ii) protect whistleblowers and informants;

         o expansion of the audit committee's authority and responsibility by requiring that the audit committee (i) have direct control of the outside auditor, (ii) be able to hire and fire the auditor, and
              (iii) approve all non-audit services;

         o mandatory disclosure by analysts of potential conflicts of interest; and

         o    enhanced penalties for fraud and other violations.

         The Sarbanes-Oxley Act is expected to increase the administrative costs and burden of doing business for public companies; however, we cannot predict the significance of any increase at this time.

         The USA Patriot Act. In October 2001, the Patriot Act was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act is expected to increase the administrative costs and burden of doing business for financial institutions; however, we cannot predict the significance of any increase at this time.

         Reserve Requirements; Federal Reserve System and Federal Home Loan Bank System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including advances from Federal Home Loan Banks, before borrowing from the Federal Reserve Bank.

         First Bank is a member of the Federal Reserve System. Both First Bank and First Bank & Trust are members of the Federal Home Loan Bank System. As members, they are required to hold investments in regional banks within those systems. Our subsidiary banks were in compliance with these requirements at September 30, 2002, with investments of $9.7 million in stock of the Federal Home Loan Bank of Des Moines held by First Bank, $500,000 in stock of the

Federal Home Loan Bank of Chicago held by First Bank (associated with the acquisition of Union completed on December 31, 2001), $2.4 million in stock of the Federal Home Loan Bank of San Francisco held by First Bank & Trust, and $7.5 million in stock of the Federal Reserve Bank of St. Louis held by First Bank.

         Monetary Policy and Economic Control. The commercial banking business is affected by legislation, regulatory policies and general economic conditions as well as the monetary policies of the Federal Reserve. The instruments of monetary policy available to the Federal Reserve include the following:

         o changes in the discount rate on member bank borrowings and the targeted federal funds rate;

         o    the availability of credit at the "discount window;"

         o    open market operations;

         o the imposition of changes in reserve requirements against deposits of domestic banks;

         o the imposition of changes in reserve requirements against deposits and assets of foreign branches; and

         o the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates.

         These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on liabilities. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. Such policies are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. We cannot predict the effect that changes in monetary policy or in the discount rate on member bank borrowings will have on our future business and earnings or those of our subsidiary banks.



                                   MANAGEMENT

Board of Directors and Executive Officers

         The members of our Board of Directors and our executive officers are identified in the following table. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.

                 Name                      Age                                      Position
                 ----                      ---                                      --------

Directors:
James F. Dierberg                           65      Chairman of the Board of Directors and Chief Executive Officer
Allen H. Blake                              59      Director and President, Chief Financial Officer and Secretary
Michael J. Dierberg (1)                     31      Director and General Counsel
Gordon A. Gundaker (2)                      68      Director
David L. Steward (2)                        51      Director
Hal J. Upbin (2)                            63      Director
Douglas H. Yaeger (2)                       53      Director
Donald W. Williams                          55      Director and Senior Executive Vice President and Chief Credit Officer

Executive Officers Not
  Serving as Directors:

Terrance M. McCarthy                        48      Senior Executive Vice President and Chief Operating Officer
Mark T. Turkcan                             46      Executive Vice President -- Mortgage Banking

-----------------------------
(1) Michael J. Dierberg is the son of James F. Dierberg.
(2) Member of the Audit Committee.


         James F. Dierberg has served as our Chairman of the Board of Directors and Chief Executive Officer since 1988. He served as our President from 1979 to 1992 and from 1994 to October 1999. Mr. Dierberg served as the Chairman of the Board of Directors, President and Chief Executive Officer of FBA from 1994 until its merger with First Banks on December 31, 2001 and has been a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Allen H. Blake has served as our President since October 1999. He served as our Chief Financial Officer from 1984 to 1999 and again since May 2001 and our Secretary since 1988. Mr. Blake has held various executive positions with us since 1984. Mr. Blake served as Executive Vice President of FBA from 1998 until its merger with First Banks, its Chief Operating Officer from 1999 to July 2002, its Chief Financial Officer from 1994 to September 1999 and from June 2001 until its merger with First Banks, and its Secretary from 1994 until its merger with First Banks. Mr. Blake has served as a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Michael J. Dierberg serves as Director and General Counsel. Mr. Dierberg previously served as Senior Vice President (Northern California Region) of First Bank & Trust since July 2001. Prior to joining First Banks, Mr. Dierberg served as an attorney for the Office of the Comptroller of the Currency in Washington, D.C.

         Gordon A. Gundaker serves as a Director. Mr. Gundaker is President and Chief Executive Officer of Coldwell Banker Gundaker in St. Louis, Missouri.

         David L. Steward serves as a Director. Mr. Steward is Chairman of the Board of Directors, President and Chief Executive Officer of World Wide Technology, Inc. and Chairman of the Board of Directors of Telcobuy.com (an affiliate of World Wide Technology, Inc.) in St. Louis, Missouri.

         Hal J. Upbin serves as a Director. Mr. Upbin is Chairman of the Board of Directors, President and Chief Executive Officer of Kellwood Company in St. Louis, Missouri.

         Douglas H. Yaeger serves as a Director. Mr. Yaeger is Chairman of the Board of Directors, President and Chief Executive Officer of The Laclede Group, Inc. in St. Louis, Missouri.

         Donald W. Williams is our Senior Executive Vice President and Chief Credit Officer, and has served in various executive capacities with us since 1993. Mr. Williams also served as Executive Vice President and Chief Credit Officer of FBA until its merger with First Banks and serves as Chairman of the Board of Directors of First Bank.

         Terrance M. McCarthy has served as our Senior Executive Vice President and Chief Operating Officer since June 2002, and has been employed in various executive capacities with us since 1995. Mr. McCarthy is also President and Chief Executive Officer of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust.

         Mark T. Turkcan serves as our Executive Vice President of Mortgage Banking, and has been employed in various executive capacities with us since 1990. Mr. Turkcan is also a Director and Executive Vice President of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Banc Mortgage, Inc.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

         The trust exists exclusively for the purposes of:

         o    issuing the preferred securities to the public for cash;

         o issuing its common securities to us in exchange for our capitalization of the trust;

         o investing the proceeds from the sale of the trust securities in an equivalent amount of subordinated debentures; and

         o engaging in other activities that are incidental to those listed above.

         The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the subordinated debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         The number of trustees of the trust will, pursuant to the Trust Agreement, initially be five. Three of the trustees, or the Administrative Trustees, will be persons who are employees or officers of or who are affiliated with us. These individuals include Allen H. Blake, Terrance M. McCarthy and Lisa
K. Vansickle. The fourth trustee must be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be Fifth Third Bank. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Fifth Third Bank will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Subordinated Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

         The property trustee will hold the subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing "payment account" established with Fifth Third Bank to hold all payments made on the subordinated debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                     DESCRIPTION OF THE PREFERRED SECURITIES

         The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 76 of this prospectus. Fifth Third Bank will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

General

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any other indebtedness.

         The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities" below.

         The property trustee will hold legal title to the subordinated debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

         Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the subordinated debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

         Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be March 31, 2003.

         Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

         Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond March 31, 2033 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of % compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to, the subordinated debentures or allow any of our subsidiaries to do the same;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

         We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the subordinated debentures.

Redemption or Exchange

         General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the subordinated debentures:

         o in whole at any time, or in part from time to time, on or after March 31, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below.

         o at any time, to the extent of any preferred securities we purchase plus a proportionate amount of the common securities we hold.

         Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any subordinated debentures, whether on March 31, 2033 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the subordinated debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

         Distribution of Subordinated Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the subordinated debentures to be distributed directly to the holders of trust securities in liquidation of the trust.
See "--Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of subordinated debentures in exchange for preferred securities:

         o those trust securities will no longer be deemed to be outstanding;

         o certificates representing subordinated debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

         o we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or a national exchange;

         o any certificates representing trust securities that are not surrendered for exchange will be deemed to represent subordinated debentures with a principal amount equal to the liquidation amount of those preferred securities, unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the subordinated debentures from the last distribution date on the preferred securities; and

         o all rights of the trust security holders other than the right to receive subordinated debentures upon surrender of a certificate representing trust securities will terminate.

         We cannot assure you that the market prices for the preferred securities or the subordinated debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

         Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the subordinated debentures, or to dissolve the trust and cause the subordinated debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         o interest payable by us on the subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         o the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the subordinated debentures; or

         o the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier I capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

         For all of the events described above, we and the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

         Redemption of Subordinated Debentures in Exchange for Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem subordinated debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for subordinated debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem subordinated debentures.

         The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the subordinated debentures distributed to us in exchange will no longer be deemed outstanding.

Redemption Procedures

         Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the subordinated debentures, interest will cease to accumulate on the subordinated debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by lot. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the subordinated debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         o    our bankruptcy, dissolution or liquidation;

         o the distribution of a like amount of the subordinated debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

         o redemption of all of the preferred securities as described on page 79 under "--Redemption or Exchange -- Mandatory Redemption;" or

         o    the entry of a court order for the dissolution of the trust.

         With the exception of a redemption as described on page 79 under "--Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities subordinated debentures:

         o in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

         o with an interest rate identical to the distribution rate on the trust securities; and

         o with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

         However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of subordinated debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the subordinated debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. If we do not elect to redeem the subordinated debentures prior to maturity or to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the subordinated debentures.

         If we elect to dissolve the trust and thus cause the subordinated debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures.
See "Description of the Subordinated Debentures -- General."

Liquidation Value

         The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of subordinated debentures having a liquidation value and accrued interest of an equal amount. See "--Liquidation Distribution Upon Termination."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

         o the occurrence of an event of default under the indenture (see "Description of the Subordinated Debentures -- Subordinated Debenture Events of Default");

         o a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         o a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

         o a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         o the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they and we are in compliance with all the applicable conditions and covenants under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "--Subordination of Common Securities" and "Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the subordinated debentures fail to accelerate the maturity thereof.

Removal of the Trustees

         Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         o the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

         o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

         o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

         o the successor entity has a purpose substantially identical to that of the trust;

         o prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         o we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the subordinated debentures, the trust agreement and the expense agreement.

         Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

         o    with respect to acceptance of appointment by a successor trustee;

         o to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

         o to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any subordinated debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

         o direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

         o    waive any past default that is waivable under the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

         o consent to any amendment or termination of the indenture or the subordinated debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected subordinated debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

         The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

         No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

         o DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

         o we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing an event of default under the indenture.

         Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

         None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

         The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

         The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

         o the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

         o the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         o the subordinated debentures will be treated by us as indebtedness for federal income tax purposes.

         In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes. The administrative trustees may assist in including or listing the preferred securities on the New York Stock Exchange or on a national securities exchange.

         Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the subordinated debentures issued by us. The subordinated debentures will be issued as unsecured debt under the indenture between us and Fifth Third Bank, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         The subordinated debentures will be limited in aggregate principal amount to $61,855,675 or $71,134,025 if the Underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The subordinated debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2003, to the person in whose name each subordinated debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of
        %, compounded quarterly.

         The subordinated debentures will mature on March 31, 2033, the stated maturity date. We may shorten this date once at any time to any date not earlier than March 31, 2008, subject to the prior approval of the Federal Reserve, if required.

         We will give notice to the indenture trustee and the holders of the subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the subordinated debentures from the trust until after March 31, 2008, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 79, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem subordinated debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

         The subordinated debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the subordinated debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The subordinated debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "--Subordination."

         The indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the subordinated debentures.

Option to Extend Interest Payment Period

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the subordinated debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of %, compounded quarterly. During an extension period, interest will continue to accrue and holders of subordinated debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and include as taxable income each year amounts approximately equal to the accrued but unpaid interest. See "Material United States Federal Income Tax Consequences."

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassifications of any class of our capital stock into another class of capital stock) with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our three other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the New York Stock Exchange, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then this notice must also be given to the holders of the debentures.

         Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

         If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the subordinated debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

         Subject to prior approval of the Federal Reserve, if required, we may redeem the subordinated debentures prior to maturity:

         o in whole at any time, or in part from time to time, on or after March 31, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

         In each case we will pay a redemption price equal to the accrued and unpaid interest on the subordinated debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed subordinated debentures.

         We may also redeem the debentures prior to maturity at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Redemption of less than all outstanding subordinated debentures must be effected by lot. Unless we default in payment of the redemption price for the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures or the portions of the subordinated debentures called for redemption.

         The subordinated debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

         As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or list them on a national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

         We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the subordinated debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

         If any of these events occur, neither we nor any of our subsidiaries will:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock), or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our four other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Subordination

         The subordinated debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of First Banks, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the subordinated debentures.

         If the maturity of any subordinated debentures is accelerated and our senior and subordinated debt is also accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the subordinated debentures will be entitled to receive or retain any principal or interest payments on the subordinated debentures.

         No payments of principal or interest on the subordinated debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

         o    every obligation of the person for money borrowed;

         o every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         o every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         o    every capital lease obligation of the person; and

         o every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

         o any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the subordinated debentures or to other debt which is equal with, or subordinated to, the subordinated debentures, including our 9.25% subordinated debentures due 2027 (which will be redeemed in their entirety following consummation of this offering), our 10.24% subordinated debentures due 2030, our 9.0% subordinated debentures due 2031 and our variable rate subordinated debentures due 2032 issued to our other financing subsidiaries;

         o any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

         o    any debt owed to any of our employees;

         o any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         o    debt which constitutes subordinated debt.

         The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the subordinated debentures. However, subordinated debt will not be deemed to include:

         o any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

         o    any debt of ours owed to any of our subsidiaries;

         o    any debt owed to any of our employees;

         o any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         o    debt which constitutes senior debt; and

         o any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier I" capital treatment, (such as the approximately $88.9 million of 9.25% subordinated debentures due 2027 that we issued to one of our other financing subsidiaries in 1997, the approximately $59.3 million of 10.24% subordinated debentures due 2030 that we issued to one of our other financing subsidiaries in 2000, the approximately $56.9 million of 9.00% subordinated debentures due 2031 that we issued to one of our other financing subsidiaries in 2001, the approximately $25.8 million of variable rate subordinated debentures due 2032 issued to one of our other financing subsidiaries in 2002 and the approximately $47.4 million of 8.5% subordinated debentures due 2028 that FBA issued to its financing subsidiary in 1998).

         We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We had no consolidated senior and senior subordinated debt outstanding at November 30, 2002.

Payment and Paying Agents

         Generally, payment of principal of and interest on the subordinated debentures will be made at the office of the indenture trustee in Cincinnati, Ohio. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the subordinated debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on subordinated debentures will be made to the person in whose name the subordinated debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

         Any moneys deposited with the indenture trustee or any paying agent for the subordinated debentures, or then held by us in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the subordinated debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

         The indenture trustee will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the subordinated debentures.

         If we redeem any of the subordinated debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any subordinated debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any subordinated debentures so selected for redemption, except, in the case of any subordinated debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

         We and the indenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the subordinated debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding subordinated debentures. However, without the consent of the holder of each outstanding subordinated debenture affected by the proposed modification, no modification may:

         o    extend the maturity date of the subordinated debentures; or

         o reduce the principal amount or the rate or extend the time of payment of interest; or

         o reduce the percentage of principal amount of subordinated debentures required to amend the indenture.

         As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the subordinated debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Subordinated Debenture Events of Default

         The indenture provides that any one or more of the following events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default under the indenture:

         o our failure to pay any interest on the subordinated debentures for 30 days after the due date, except where we have properly deferred the interest payment;

         o our failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption or otherwise;

         o our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

         o our bankruptcy, insolvency or similar reorganizations in bankruptcy or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the subordinated debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee as long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the subordinated debentures which has become due solely by the acceleration.

         So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the subordinated debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

         o if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the subordinated debentures;

         o immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         o    other conditions as prescribed in the indenture are met.

         Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all subordinated debentures not previously delivered to the indenture trustee for cancellation:

         o    have become due and payable; or

         o will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

         The indenture and the subordinated debentures will be governed by and construed in accordance with Missouri law.

Information Concerning the Indenture Trustee

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

         We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

         o to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         o not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         o to use our reasonable efforts to cause the trust (a) to remain a statutory trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of subordinated debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

         o to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the subordinated debentures;

         o to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing on the New York Stock Exchange or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

         o not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities;

         o not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the subordinated debentures unless:

              -- the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our financing subsidiaries, including the subordinated debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our financing subsidiaries are then issuing, plus our total long-term debt, excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures is less than 65% of the sum of our equity excluding any amount of accumulated other comprehensive income or loss plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures, in each case on a consolidated basis at the time of issuance; and

         o not to pay dividends on, purchase, redeem, retire or make any distributions with respect to our common stock if doing so would cause the quotient referred to in the immediately preceding point to exceed 60%.

                               BOOK-ENTRY ISSUANCE

General

         DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the subordinated debentures in the event of the distribution of the subordinated debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of DTC's nominee, Cede & Co. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

         The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

         DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

         The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Fifth Third Bank, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         o any accumulated and unpaid distributions required to be paid on the preferred securities;

         o with respect to any preferred securities called for redemption, the redemption price; and

         o upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

              (a)    the amount of the liquidation distribution; and
              (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

         We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the subordinated debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

         The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the subordinated debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the subordinated debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantees for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         o    full payment of the redemption price of the preferred securities;

         o full payment of the amounts payable upon liquidation of the trust; or

         o distribution of the subordinated debentures to the holders of the preferred securities.

         If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

Expense Agreement

         We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

         The guarantee will be governed by Missouri law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the subordinated debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

         If and to the extent that we do not make payments on the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         o the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         o the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         o we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

         o the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

         A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

         The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         This discussion outlines the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities. It is only a general discussion and may not apply to your particular circumstances for any of the following, or other, reasons:

         o It is based on authorities in effect as of the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), applicable Treasury regulations and related administrative and judicial pronouncements. Changes in these authorities after the date of this prospectus could alter the consequences described in this discussion, possibly on a retroactive basis.

         o It addresses only preferred securities acquired upon the closing of this offering at their original issue price and held as capital assets, within the meaning of the Internal Revenue Code.

         o It does not discuss all of the United States federal income tax consequences that may be relevant to a holder of preferred securities. Nor does it discuss United States federal income tax consequences to holders subject to special rules, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, certain securities traders, tax-exempt investors, persons holding a preferred security as a position in a straddle, hedge, conversion or constructive sale transaction, and (except for the discussion under the caption "-Non-United States Persons") persons who are not United States Persons as defined below.

         o It does not discuss the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, a purchaser of preferred securities; the United States alternative minimum tax consequences or other collateral tax consequences of purchasing, owning and disposing of preferred securities; or any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and either the Internal Revenue Service (the "IRS") or the courts could take a contrary position. No rulings have been or will be sought from the IRS with respect to the matters described in this discussion. No assurance can be given that the IRS will not challenge the conclusions expressed herein or that a court would not sustain such a challenge.

         Accordingly, you are urged to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances.

         For purposes of this discussion, a United States Person generally means:

         o    a citizen or individual resident of the United States;

         o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision;

         o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

         o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

Characterization of First Preferred Capital Trust IV

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that First Preferred Capital Trust IV will be characterized for United States federal income tax purposes as a grantor trust, based on and subject to the facts and assumptions set forth in its opinion, including the assumption that there will be full compliance with the terms of the trust agreement and other relevant documents. Accordingly, you will be considered the beneficial owner of an undivided interest in the subordinated debentures owned by First Preferred Capital Trust IV, and you will be required to include in your gross income all income or gain recognized for United States federal income tax purposes with respect to your share of the subordinated debentures. We cannot assure you that the IRS will not challenge this position.

Characterization of the Subordinated Debentures

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes, based on and subject to the facts and assumptions set forth in its opinion. By acceptance of a beneficial interest in a preferred security, you agree to treat the subordinated debentures as debt of First Banks and the preferred securities as evidence of a beneficial ownership interest in the subordinated debentures. We cannot assure you that the IRS will not challenge this position. The remainder of this discussion assumes that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes.

Interest Income and Original Issue Discount

         We anticipate that the subordinated debentures will not be issued with an issue price that is less than their stated redemption price at maturity. Under certain circumstances, we have the ability to defer payments of interest on the subordinated debentures. Treasury regulations provide that a debt instrument that is subject to a contingency that interest may not be paid will not be considered to have been issued with original issue discount ("OID") if the likelihood of the occurrence of the contingency is remote. It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that because exercise of our deferral option would, among other matters, prevent us from declaring dividends on our common stock and from making any payments with respect to our debt securities that rank equally with or junior to the subordinated debentures, the likelihood of our exercise of the deferral option is remote. Accordingly, although the IRS could challenge our position, we will take the position that the deferral option does not cause the subordinated debentures to be issued with OID and, therefore, you will be taxed on stated interest on the subordinated debentures when it is paid or accrued in accordance with your regular method of accounting.

         If we do exercise our right to defer payments of interest on the subordinated debentures, the subordinated debentures would be treated as issued with OID at the time of such exercise. If our deferral option was determined not to be remote, the subordinated debentures would be treated as having been originally issued with OID. In either case, you would be subject to the special OID accrual rules. Under those rules, regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of your preferred securities using the constant-yield-to-maturity method of accrual. Cash payments to you in respect of the accrued OID would not be reported separately as taxable income. OID included in your gross income would increase your adjusted tax basis in the preferred securities and payments to you in respect of the accrued OID would reduce your adjusted tax basis in the preferred securities. Under the OID rules, you may be required to include OID in income before receipt of cash interest payments. Also, if you sell or otherwise dispose of a preferred security you will be subject to income tax on OID accrued through the date of the sale.

Dividends-Received Deduction

         Assuming that the subordinated debentures are properly classified as debt of First Banks for United States federal income tax purposes, a corporate holder of preferred securities will not be entitled to a dividends-received deduction for any income it recognizes with respect to the preferred securities.

Liquidating Distributions and Redemptions

          Under certain circumstances, First Preferred Capital Trust IV may distribute a pro-rata share of the subordinated debentures to you in liquidation of the trust. Because the trust is to be classified as a grantor trust, such a distribution would not be a taxable event and, consequently, your holding period and adjusted tax basis for the preferred securities would become your holding period and adjusted tax basis for the subordinated debentures received. After a distribution of subordinated debentures, a holder of subordinated debentures would recognize interest income or OID in respect of the subordinated debentures received in the manner described above under "Interest Income and Original Issue Discount."

         Under certain circumstances, we may redeem subordinated debentures for cash, the proceeds of which would be distributed to you in redemption of your preferred securities. In such case, you would recognize gain or loss for United States federal income tax purposes as if you had sold the preferred securities for cash. See "Sales of Preferred Securities" below.

Sales of Preferred Securities

         Upon a sale or other taxable disposition (including a redemption for cash) of preferred securities, you will recognize gain or loss equal to the difference between your adjusted tax basis in the preferred securities and the amount realized on the sale or other disposition. Unless a subordinated debenture is treated as having OID, any portion of the amount you receive that is attributable to accrued interest will be treated as interest income and will not be treated as part of the amount realized for purposes of determining your gain or loss on the disposition. If, however, the subordinated debentures are treated as having OID, the adjusted tax basis of the preferred securities would be increased by OID included in your gross income to the date of disposition, and decreased by payments received on the preferred securities in respect of the OID. Any gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the preferred securities as a capital asset for more than one year. In the case of individuals, trusts and estates, long-term capital gains generally are taxed at a lower rate than short-term capital gains. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income.

Non-United States Persons

         The following discussion applies only to beneficial owners of preferred securities who are not United States Persons as defined above under "General." Under present United States federal income tax law, if you are not engaged in a trade or business in the United States, no withholding of United States federal income tax will be required with respect to payments of principal or interest, including any OID, on the preferred securities or the subordinated debentures, provided that:

         o you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         o you are not a controlled foreign corporation as defined in the Internal Revenue Code that is related to us through stock ownership;

         o    you are not a foreign private foundation;

         o    you are not a bank whose receipt of interest is described in
              Section 881(c)(3)(A) of the Internal Revenue Code; and

         o either (a) you provide your name and address on IRS Form W-8BEN or other appropriate form and certify, under penalties of perjury, that you are not a United States Person, or (b) generally, a financial institution holding the preferred securities (or subordinated debentures) on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN or other appropriate form from you and provides us a copy.

         If you do not satisfy the requirements described above, or if it were determined that the subordinated debentures should be classified as equity and not debt, payments made to you will be subject to a 30% United States federal withholding tax, unless you provide us or our paying agent with a properly executed (a) IRS Form W-8BEN or other appropriate form claiming an exemption from, or a reduction of, withholding tax under the benefit of an applicable tax treaty; or (b) IRS Form W-8ECI or other appropriate form stating that interest received on the preferred securities or subordinated debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

         No withholding of United States federal income tax will be required with respect to any gain realized by you upon the sale or other disposition of preferred securities or subordinated debentures if you provide appropriate documentation that you are not a United States Person.

         If you are engaged in a trade or business in the United States and income on the preferred securities or the subordinated debentures is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that income on a net income basis in the same manner as if you were a United States Person. In addition, if you are a foreign corporation, you may be subject to a 30% branch profits tax. Any gain realized upon the sale or disposition of preferred securities or subordinated debentures generally will not be subject to United States federal income tax unless (a) the gain is effectively connected with a United States trade or business conducted by you; or (b) if you are a non-United States Person who is an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition.

         The consequences of acquiring, owning and disposing of the preferred securities or subordinated debentures by non-United States Persons may be modified by an applicable tax treaty. Non-United States Persons should consult their tax advisors about the rules concerning the tax consequences to them of acquiring, owning and disposing of the preferred securities or debentures, including withholding on payments to non-United States Persons and the potential application of tax treaties.

Information Reporting and Backup Withholding

         The amount of interest paid and any OID accrued on the subordinated debentures held directly or through the preferred securities by United States Persons, other than corporations and other exempt recipients, will be reported annually to the IRS. The amount of such income will be reported to holders by January 31st following each calendar year.

         Backup withholding will apply to payments of interest, dividends and payments of redemption or other disposition proceeds to you if you are a non-exempt United States Person unless you furnish your taxpayer identification number in the manner prescribed in applicable Treasury regulations (generally, on an IRS Form W-9), certify, under penalties of perjury, that this number is correct and meet certain other conditions. The backup withholding rate is 30% in 2003, 29% in 2004 and 2005, and 28% in 2006. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS.

Proposed Legislation and Other Possible Changes in Tax Laws

         On January 24, 2002, Representative Charles B. Rangel introduced in the United States House of Representatives proposed legislation known as the Emergency Worker and Investor Protection Act of 2002. The proposed legislation would, among other things, disallow an interest deduction for United States federal income tax purposes for certain indebtedness, including in the case of a United States Securities and Exchange Commission registrant: (a) any indebtedness of such registrant if such indebtedness is not shown in the certified annual report as part of the total liabilities of such registrant, and
(b) any indebtedness of an off-balance-sheet entity if the proceeds from the issuance of such indebtedness are used directly or indirectly to acquire stock (or other ownership interests) in such registrant. This legislation is proposed to be effective for instruments issued on or after the date of enactment. As drafted, this legislation would not affect the subordinated debentures or preferred securities or otherwise result in a Tax Event. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals, or future administrative or judicial pronouncements, will not adversely affect our ability to deduct interest on the subordinated debentures or otherwise affect the tax treatment of the transactions described in this Prospectus. Such a change could, if applicable to the preferred securities or subordinated debentures, give rise to a Tax Event, which would permit us to cause a redemption of the debentures as described above.

This discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of preferred securities, including the tax consequences under state, local foreign and other tax laws, and the possible effects of changes in federal or other tax laws.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any affiliate of the plan are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement among First Banks, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc. are acting as representatives (the "Representatives"), the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 2,400,000 preferred securities in the amounts set forth below opposite their respective names.

                                                                                            Number of
                                                                                            Preferred
                                         Underwriters                                      Securities
                                         ------------                                      ----------
        Stifel, Nicolaus & Company, Incorporated.....................................
        Fahnestock & Co. Inc.........................................................

                                                                                         ----------------
             Total...................................................................       2,400,000
                                                                                         ================


         Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

         The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $ per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

         The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 360,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

         If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell subordinated debentures to the trust in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to First Banks.

         The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated expenses of $275,000 payable by First Banks.


                                                                          Per Preferred
                                                                             Security                 Total
                                                                          --------------           -----------
        Public Offering Price......................................           $25.00               $60,000,000
        Proceeds to First Preferred Capital Trust IV...............           $25.00               $60,000,000


         First Banks has agreed to pay the underwriters $    per preferred
security, or a total of $    as compensation for arranging the investment in the
subordinated debentures. Should the underwriters exercise the over-allotment
option, an aggregate of $    will be paid to the underwriters for arranging the
investment in the subordinated debentures.

         The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

         First Banks and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

         We will apply to have the preferred securities approved for listing on the New York Stock Exchange. The Representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on the New York Stock Exchange but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The Representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

         In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

         o the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

         o the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

         o the underwriters may stabilize or maintain the price of the preferred securities by bidding;

         o the underwriters may engage in passive market making transactions; and

         o the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

         Some of the underwriters have previously performed other investment banking services for First Banks and its subsidiaries. An affiliate of James F. Dierberg, our Chairman and Chief Executive Officer, is the owner of 300,000 shares of common stock (or approximately 4.23% of the outstanding common stock) of Stifel Financial Corp., the parent company of Stifel, Nicolaus & Company, Incorporated.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for First Banks and the trust will be passed upon by Jackson Walker L.L.P., Dallas, Texas, counsel to First Banks and the trust. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Jackson Walker L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, Wilmington, Delaware, as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the subordinated debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We file periodic reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

         Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                     EXPERTS

         The consolidated financial statements of First Banks, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         (a) our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 25, 2002;

         (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

         (c) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 12, 2002;

         (d) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 12, 2002; and

         (e) our Current Reports on Form 8-K, filed with the SEC on January 29, 2002 and January 3, 2003.

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         You may request, and we will provide, a copy of these filings at no cost by contacting Lisa K. Vansickle, our Senior Vice President and Controller, at the following address and phone number:

                          First Banks, Inc.
                          600 James S. McDonnell Blvd.
                          Mail Stop M1-199-014
                          Hazelwood, Missouri 63042
                          (314) 592-5000


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



       FIRST BANKS, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

       Independent Auditors' Report................................................................    F-1

       Consolidated Balance Sheets as of September 30, 2002 (unaudited)
          and December 31, 2001 and 2000...........................................................    F-2

       Consolidated Statements of Income for the nine months ended September 30,
          2002 and 2001 (unaudited) and for the years
          ended December 31, 2001, 2000 and 1999...................................................    F-4

       Consolidated Statements of Changes in Stockholders' Equity and
          Comprehensive Income for the nine months ended September 30, 2002
          (unaudited) and for the years ended
          December 31, 2001, 2000 and 1999.........................................................    F-5

       Consolidated Statements of Cash Flows for the nine months ended September
          30, 2002 and 2001 (unaudited) and for
          the years ended December 31, 2001, 2000 and 1999.........................................    F-6



                          INDEPENDENT AUDITORS' REPORT




[KPMG LOGO]



The Board of Directors and Stockholders
First Banks, Inc.:

We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

                                       /s/ KPMG LLP
                                       ------------


St. Louis, Missouri
March 15, 2002

                               FIRST BANKS, INC.

                           CONSOLIDATED BALANCE SHEETS
        (dollars expressed in thousands, except share and per share data)



                                                                                                December 31,
                                                                            September 30,    -----------------
                                                                                2002         2001         2000
                                                                                ----         ----         ----
                                                                             (unaudited)
                                     ASSETS
                                     ------

Cash and cash equivalents:
     Cash and due from banks..............................................  $  165,251      181,522      167,474
     Interest-bearing deposits with other financial institutions
       with maturities of three months or less............................       2,093        4,664        4,005
     Federal funds sold...................................................      79,300       55,688       26,800
                                                                            ----------    ---------    ---------
          Total cash and cash equivalents.................................     246,644      241,874      198,279
                                                                            ----------    ---------    ---------

Investment securities:
     Available for sale, at fair value....................................     895,491      610,466      539,386
     Held to maturity, at amortized cost (fair value of $20,037 at September 30, 2002, $20,812 and $24,507 at
       December 31, and 2000, respectively)...............................      19,384       20,602       24,148
                                                                            ----------    ---------    ---------
          Total investment securities.....................................     914,875      631,068      563,534
                                                                            ----------    ---------     --------

Loans:
     Commercial, financial and agricultural...............................   1,610,062    1,681,846    1,496,284
     Real estate construction and development.............................     983,346      954,913      809,682
     Real estate mortgage.................................................   2,518,374    2,445,847    2,202,857
     Consumer and installment.............................................      98,376      124,542      181,602
     Loans held for sale..................................................     261,258      204,206       69,105
                                                                            ----------    ---------    ---------
          Total loans.....................................................   5,471,416    5,411,354    4,759,530
     Unearned discount....................................................      (7,396)      (2,485)      (7,265)
     Allowance for loan losses............................................    (109,875)     (97,164)     (81,592)
                                                                            ----------    ---------    ---------
          Net loans.......................................................   5,354,145    5,311,705    4,670,673
                                                                            ----------    ---------    ---------

Derivative instruments....................................................     101,872       54,889        3,759
Bank premises and equipment, net of accumulated
     depreciation and amortization........................................     155,419      149,604      114,771
Intangibles associated with the purchase of subsidiaries
     net of amortization..................................................     140,259      125,440       85,021
Bank owned life insurance.................................................      91,216       87,200       83,292
Accrued interest receivable...............................................      33,953       37,349       45,226
Deferred income taxes.....................................................      97,182       94,546       77,956
Other assets..............................................................      35,969       44,776       34,180
                                                                            ----------    ---------    ---------
          Total assets....................................................  $7,171,534    6,778,451    5,876,691
                                                                            ==========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
        (dollars expressed in thousands, except share and per share data)


                                                                                                 December 31,
                                                                             September 30, -----------------------
                                                                                2002         2001          2000
                                                                                ----         ----          ----
                                                                             (unaudited)
                                   LIABILITIES
                                   -----------
Deposits:
     Demand:
       Non-interest-bearing...............................................  $  954,017      921,455      808,251
       Interest-bearing...................................................     765,390      629,015      448,146
     Savings..............................................................   2,026,734    1,832,939    1,447,898
     Time:
       Time deposits of $100 or more......................................     496,118      484,201      499,956
       Other time deposits................................................   1,783,444    1,816,294    1,808,164
                                                                            ----------   ----------    ---------
          Total deposits..................................................   6,025,703    5,683,904    5,012,415
Short-term borrowings.....................................................     214,054      243,134      140,569
Note payable..............................................................          --       27,500       83,000
Guaranteed preferred beneficial interests in:
     First Banks, Inc. subordinated debentures............................     222,259      191,539      138,569
     First Banks America, Inc. subordinated debentures....................      45,373       44,342       44,280
Accrued interest payable..................................................      13,466       16,006       23,227
Deferred income taxes.....................................................      63,016       43,856       15,031
Accrued expenses and other liabilities....................................      61,685       61,515       52,687
Minority interest in subsidiary...........................................      19,784       17,998       14,067
                                                                            ----------   ----------    ---------
          Total liabilities...............................................   6,665,340    6,329,794    5,523,845
                                                                            ----------   ----------    ---------

                              STOCKHOLDERS' EQUITY
                              --------------------
Preferred stock:
     $1.00 par value, 5,000,000 shares authorized, no shares
       issued and outstanding at September 30, 2002, December 31, 2001
       and 2000...........................................................          --           --           --
     Class A convertible, adjustable rate, $20.00 par value, 750,000
       shares authorized, 641,082 shares issued and outstanding...........      12,822       12,822       12,822
     Class B adjustable rate, $1.50 par value, 200,000 shares
       authorized, 160,505 shares issued and outstanding..................         241          241          241
Common stock, $250.00 par value, 25,000 shares authorized,
     23,661 shares issued and outstanding.................................       5,915        5,915        5,915
Capital surplus...........................................................       5,950        6,074        2,267
Retained earnings.........................................................     419,146      389,308      325,580
Accumulated other comprehensive income....................................      62,120       34,297        6,021
                                                                            ----------   ----------    ---------
          Total stockholders' equity......................................     506,194      448,657      352,846
                                                                            ----------   ----------    ---------
          Total liabilities and stockholders' equity......................  $7,171,534    6,778,451    5,876,691
                                                                            ==========   ==========    =========


                               FIRST BANKS, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
             (dollars expressed in thousands, except per share data)

                                                                Nine Months Ended
                                                                  September 30,         Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Interest income:
     Interest and fees on loans...........................    $ 293,904    315,098    412,153    390,332   323,207
     Investment securities:
       Taxable............................................       22,965     20,233     26,244     27,331    26,206
       Nontaxable.........................................        1,403        686        888        961       937
     Federal funds sold and other.........................        1,454      4,100      5,458      4,202     2,732
                                                              ---------   --------    -------    -------   -------
          Total interest income...........................      319,726    340,117    444,743    422,826   353,082
                                                              ---------   --------    -------    -------   -------
Interest expense:
     Deposits:
       Interest-bearing demand............................        5,739      5,372      7,019      5,909     5,098
       Savings............................................       27,253     39,927     50,388     51,656    44,101
       Time deposits of $100 or more......................       14,803     22,117     28,026     20,654    11,854
       Other time deposits................................       51,837     76,629     97,105     99,603    84,639
     Interest rate exchange agreements, net...............           --         --         --         --     5,397
     Short-term borrowings................................        2,635      5,000      5,847      5,881     3,983
     Note payable.........................................          839      2,328      2,629      3,976     3,629
     Guaranteed preferred debentures......................       18,629     13,467     18,590     13,173    12,050
                                                              ---------   --------    -------    -------   -------
          Total interest expense..........................      121,735    164,840    209,604    200,852   170,751
                                                              ---------   --------    -------    -------   -------
          Net interest income.............................      197,991    175,277    235,139    221,974   182,331
Provision for loan losses.................................       38,700     13,910     23,510     14,127    13,073
                                                              ---------   --------    -------    -------   -------
          Net interest income after provision
              for loan losses.............................      159,291    161,367    211,629    207,847   169,258
                                                              ---------   --------    -------    -------   -------
Noninterest income:
     Service charges on deposit accounts and
       customer service fees..............................       21,985     16,268     22,865     19,794    17,676
     Gain on mortgage loans sold and held for sale........       20,316      9,718     14,983      7,806     6,909
     Gain on sale of credit card portfolio,
       net of expenses....................................           --      1,853      1,853         --        --
     Net gain (loss) on sales of
       available-for-sale securities......................           90       (145)    18,722        168       791
     Gain on sales of branches, net of expenses...........           --         --         --      1,355     4,406
     Bank-owned life insurance investment income..........        4,318      3,069      4,415      4,314     3,919
     Net gain on derivative instruments...................        1,714     14,401     18,583         --        --
     Other................................................       16,417     12,580     17,188      9,341     7,949
                                                              ---------   --------    -------    -------   -------
          Total noninterest income........................       64,840     57,744     98,609     42,778    41,650
                                                              ---------   --------    -------    -------   -------
Noninterest expense:
     Salaries and employee benefits.......................       84,506     68,889     93,452     73,391    61,524
     Occupancy, net of rental income......................       15,938     12,379     17,432     14,675    12,518
     Furniture and equipment..............................       12,730      8,845     12,612     11,702     8,520
     Postage, printing and supplies.......................        4,205      3,528      4,869      4,431     4,244
     Information technology fees..........................       24,411     19,891     26,981     22,359    18,567
     Legal, examination and professional fees.............        6,463      5,415      6,988      4,523     9,109
     Amortization of intangibles associated with the
       purchase of subsidiaries...........................        1,480      5,573      8,248      5,297     4,401
     Communications.......................................        2,375      2,223      3,247      2,625     2,488
     Advertising and business development.................        4,132      4,405      5,237      4,331     3,734
     Other................................................       18,992     26,213     32,605     14,656    13,652
                                                              ---------   --------    -------    -------   -------
          Total noninterest expense.......................      175,232    157,361    211,671    157,990   138,757
                                                              ---------   --------    -------    -------   -------
          Income before provision for income
             taxes, minority interest in income
             of subsidiary and cumulative effect
             of change in accounting principle............       48,899     61,750     98,567     92,635    72,151
Provision for income taxes................................       17,471     24,120     30,048     34,482    26,313
                                                              ---------   --------    -------    -------   -------
          Income before minority interest in income
             of subsidiary and cumulative effect of
             change in accounting principle...............       31,428     37,630     68,519     58,153    45,838
Minority interest in income of subsidiary.................        1,066      1,622      2,629      2,046     1,660
                                                              ---------   --------    -------    -------   -------
          Income before cumulative effect of change in
             accounting principle.........................       30,362     36,008     65,890     56,107    44,178


Cumulative effect of change in accounting principle,
     net of tax...........................................           --     (1,376)    (1,376)        --        --
                                                              ---------   --------    -------    -------   -------
          Net income......................................       30,362     34,632     64,514     56,107    44,178
Preferred stock dividends.................................          524        524        786        786       786
                                                              ---------   --------    -------    -------   -------
          Net income available to common stockholders.....    $  29,838     34,108     63,728     55,321    43,392
                                                              =========   ========    =======    =======   =======

                               FIRST BANKS, INC.

                  CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
             (dollars expressed in thousands, except per share data)

                                                               Nine Months Ended
                                                                  September 30,        Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
          accounting principle............................    $1,261.05    1,499.67  2,751.54   2,338.04  1,833.91
       Cumulative effect of change in accounting
           principle, net of tax..........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Basic..............................................    $1,261.05    1,441.51  2,693.38   2,338.04  1,833.91
                                                              =========   =========  ========   ========  ========
     Diluted:
       Income before cumulative effect of change in
          accounting principle............................    $1,246.05    1,468.14  2,684.93   2,267.41  1,775.47
       Cumulative effect of change in accounting
          principle, net of tax...........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Diluted............................................    $1,246.05    1,409.98  2,626.77   2,267.41  1,775.47
                                                              =========   =========  ========   ========  ========

Weighted average shares of common stock outstanding.......       23,661      23,661    23,661     23,661    23,661
                                                              =========   =========  ========   ========  ========

The accompanying notes are an integral part of the consolidated financial statements.


                                                              FIRST BANKS, INC.

                            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                             Nine Months Ended September 30, 2002 and Three Years Ended December 31, 2001
                                         (dollars expressed in thousands, except per share data)


                                                     Adjustable Rate                                       Accu-
                                                     Preferred Stock                                      mulated
                                                     ---------------                                       Other   Total
                                                   Class A                               Compre-          Compre-  Stock-
                                                   Conver-             Common   Capital  hensive Retained hensive  holders'
                                                    tible    Class B    Stock   Surplus  Income  Earnings  Income  Equity
                                                    -----    -------    -----   -------  ------  --------  ------  -------

Consolidated balances, January 1, 1999...........  $12,822     241      5,915      780            231,867 11,738   263,363
Year ended December 31, 1999:
    Comprehensive income:
      Net income.................................       --      --        --        --   44,178    44,178     --    44,178
      Other comprehensive income, net of tax:
        Unrealized losses on securities, net of
        reclassification adjustment (1)..........       --      --        --        --   (9,388)       -- (9,388)   (9,388)
                                                                                        -------
      Comprehensive income.......................                                        34,790
                                                                                        =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --         --       --               (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --         --       --                (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --         --   (3,273)                --     --    (3,273)
    Reclassification of retained earnings........       --      --         --    5,000             (5,000)    --        --
    Reduction of deferred tax asset
       valuation allowance.......................       --      --         --      811                 --     --       811
                                                   -------    ----     ------   ------           -------- ------   -------
Consolidated balances, December 31, 1999.........   12,822     241      5,915    3,318            270,259  2,350   294,905
Year ended December 31, 2000:
    Comprehensive income:
      Net income.................................       --      --        --        --   56,107    56,107     --    56,107
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --        --        --    3,671        --  3,671     3,671
                                                                                        -------
      Comprehensive income.......................                                        59,778
                                                                                        =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --         --       --               (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --         --       --                (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (1,051)                --     --    (1,051)
                                                   -------    ----      -----   ------            ------- ------   -------
Consolidated balances, December 31, 2000.........   12,822     241      5,915    2,267            325,580  6,021   352,846
Year ended December 31, 2001:
    Comprehensive income:
      Net income.................................       --      --         --       --   64,514    64,514     --    64,514
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --         --       --   (1,871)       -- (1,871)   (1,871)
        Derivative instruments:
          Cumulative effect of change in
           accounting principle, net.............       --      --         --       --    9,069            9,069     9,069
          Current period transactions............       --      --         --       --   27,021           27,021    27,021
          Reclassification to earnings...........       --      --         --       --   (5,943)          (5,943)   (5,943)
                                                                                        -------
      Comprehensive income.......................                                        92,790
                                                                                        =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --         --       --               (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --         --       --                (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --         --    3,807                 --     --     3,807
                                                   -------    ----      -----   ------            ------- ------   -------
Consolidated balances, December 31, 2001.........   12,822     241      5,915    6,074            389,308 34,297   448,657
Nine months ended September 30, 2002 (unaudited):
    Comprehensive income:
      Net income.................................       --      --         --       --   30,362    30,362     --    30,362
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --         --       --    7,121        --  7,121     7,121
        Derivative instruments:
          Current period transactions............       --      --         --       --   20,702        -- 20,702    20,702
                                                                                        -------
      Comprehensive income.......................                                        58,185
                                                                                        =======


    Class A preferred stock dividends,
       $0.80 per share...........................       --      --         --       --               (513)    --      (513)
    Class B preferred stock dividends,
       $0.07 per share...........................       --      --         --       --                (11)    --       (11)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --      (124)                --     --      (124)
                                                   -------    ----      -----   ------            ------- ------   -------
Consolidated balances, September 30, 2002
    (unaudited)..................................  $12,822     241      5,915    5,950            419,146 62,120   506,194
                                                   =======    ====      =====   ======            ======= ======   =======



-------------------------
(1) Disclosure of reclassification adjustment:

                                                                         Nine Months Ended
                                                                            September 30,                Years Ended December 31,
                                                                         -------------------          ----------------------------
                                                                          2002         2001            2001        2000      1999
                                                                          ----         ----            ----        ----      ----

     Unrealized gains (losses) on investment
        securities arising during the period......................      $ 7,180      10,461            10,298      3,780   (8,874)
     Less reclassification adjustment for
        gains (losses) included in net income.....................           59         (94)           12,169        109      514
                                                                        -------      ------            ------      -----   ------
     Unrealized gains (losses) on
        investment securities.....................................      $ 7,121      10,555            (1,871)     3,671   (9,388)
                                                                        =======      ======            ======      =====   ======
The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (dollars expressed in thousands)

                                                                     Nine Months Ended
                                                                       September 30,           Years Ended December 31,
                                                                  ----------------------     ---------------------------
                                                                     2002          2001      2001        2000       1999
                                                                     ----          ----      ----        ----       ----
                                                                  (unaudited)   (unaudited)

Cash flows from operating activities:
     Net income................................................. $  30,362      34,632      64,514      56,107     44,178
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
          Cumulative effect of change in
              accounting principle, net of tax..................        --       1,376       1,376          --         --
          Depreciation and amortization of
              bank premises and equipment.......................    13,857       8,954      12,713       9,536      7,609
          Amortization, net of accretion........................    11,869       6,641      11,203       8,370     12,632
          Originations and purchases of loans held for sale.....(1,299,522) (1,088,069) (1,524,156)   (532,178)  (452,941)
          Proceeds from sales of loans held for sale............ 1,092,359     982,205   1,348,772     413,247    507,077
          Provision for loan losses.............................    38,700      13,910      23,510      14,127     13,073
          Provision for income taxes............................    17,471      24,120      30,048      34,482     26,313
          Payments of income taxes..............................   (18,096)    (21,290)    (19,297)    (10,525)   (23,904)
          Decrease (increase) in accrued interest receivable....     3,891       5,488      11,513      (7,338)    (3,164)
          Interest accrued on liabilities.......................   121,735     164,840     209,604     200,852    170,751
          Payments of interest on liabilities...................  (125,303)   (165,105)   (218,329)   (190,937)  (166,106)
          Gain on mortgage loans sold and held for sale.........   (20,316)     (9,718)    (14,983)     (7,806)    (6,909)
          Gain on sale of credit card portfolio,
              net of expenses...................................        --      (1,853)     (1,853)         --         --
          Net (gain) loss on sales of available-for-sale
              investment securities.............................       (90)        145     (18,722)       (168)      (791)
          Gain on sales of branches, net of expenses............        --          --          --      (1,355)    (4,406)
          Net gain on derivative instruments....................    (1,714)    (14,401)    (18,583)         --         --
          Other operating activities, net.......................    13,381     (18,928)      4,690      (3,978)     8,330
          Minority interest in income of subsidiary.............     1,066       1,622       2,629       2,046      1,660
                                                                ----------  ----------  ----------     -------   --------
               Net cash (used in) provided by
                 operating activities..........................   (120,350)    (75,431)    (95,351)    (15,518)   133,402
                                                                ----------  ----------  ----------    --------   --------

Cash flows from investing activities:
     Cash received (paid) for acquired entities, net of
       cash and cash equivalents (paid) received................    44,097          --       6,351     (86,106)   (15,961)
     Proceeds from sales of investment securities...............    55,130      74,991      85,824      46,279     63,938
     Maturities of investment securities available for sale.....   855,121     425,492     762,548     347,642    350,940
     Maturities of investment securities held to maturity.......     3,456       2,765       4,292       1,169      2,708
     Purchases of investment securities available for sale......  (957,312)   (455,190)   (822,593)   (289,875)  (288,023)
     Purchases of investment securities held to maturity........    (2,260)       (240)       (750)     (3,806)    (2,627)
     Proceeds from terminations of derivative instruments.......        --       5,396      22,203          --         --
     Net decrease (increase) in loans...........................   114,333      57,944      (6,252)   (339,575)  (268,238)
     Recoveries of loans previously charged-off.................    11,692       7,202       9,469       9,842      9,281
     Purchases of bank premises and equipment...................   (13,576)    (29,212)    (36,452)    (30,856)   (17,099)
     Other investing activities.................................     8,622       3,147        (331)      5,052        (10)
                                                                ----------  ----------  ----------     -------   --------
               Net cash provided by (used in)
                 investing activities...........................   119,303      92,295      24,309    (340,234)  (165,091)
                                                                ----------  ----------  ----------    --------   --------

Cash flows from financing activities:
     Increase (decrease) in demand and savings deposits.........   213,963     148,576     299,466     155,058    (72,895)
     (Decrease) increase in time deposits.......................  (157,154)    (95,111)   (254,748)    129,008    144,499
     (Decrease) increase in federal funds purchased.............   (81,000)         --      70,000     (27,100)        --
     Decrease in Federal Home Loan Bank advances................   (10,600)         --      (5,000)         --    (50,000)
     Increase (decrease) in securities sold
       under agreements to repurchase...........................    44,399      (5,417)      8,438      52,015      2,223
     Advances drawn on note payable.............................    36,500       5,000      69,500     137,000     32,000
     Repayments of note payable.................................   (64,000)    (58,500)   (125,000)   (118,000)   (18,048)
     Proceeds from issuance of guaranteed preferred
       subordinated debentures..................................    24,233          --      52,767      55,050         --
     Sales of branch deposits...................................        --          --          --         892    (49,172)
     Payment of preferred stock dividends.......................      (524)       (524)       (786)       (786)      (786)
     Other financing activities, net............................        --         (94)         --          --         --
                                                                ----------  ----------  ----------    --------   --------
               Net cash provided by (used in)
                 financing activities...........................     5,817      (6,070)    114,637     383,137    (12,179)
                                                                ----------  ----------  ----------    --------   --------
               Net increase (decrease) in cash
                 and cash equivalents...........................     4,770      10,794      43,595      27,385    (43,868)
Cash and cash equivalents, beginning of period..................   241,874     198,279     198,279     170,894    214,762
                                                                ----------  ----------  ----------    --------   --------
Cash and cash equivalents, end of period........................$  246,644     209,073     241,874     198,279    170,894
                                                                ==========  ==========  ==========    ========   ========

Noncash investing and financing activities:
     Reduction of deferred tax asset valuation reserve..........$       --         565       4,971       1,267         --
     Loans transferred to other real estate.....................     3,584       2,821       3,493       1,761      4,039
     Loans exchanged for and transferred to available-for-sale
       investment securities....................................        --          --          --      37,634         --
     Loans held for sale exchanged for and transferred
       to available-for-sale investment securities..............   149,830         753          --      19,805      3,985
     Loans held for sale transferred to loans...................     2,923      35,074      38,343      72,847     32,982
                                                                ==========  ==========  ==========    ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the significant accounting policies followed by First Banks, Inc. and subsidiaries (First Banks or the Company):

         Basis of Presentation. The accompanying consolidated financial statements of First Banks have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Management of First Banks has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         Principles of Consolidation. The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2000 and 1999 amounts have been made to conform with the 2001 presentation.
         First Banks operates through its subsidiary bank holding companies and subsidiary financial institutions (collectively referred to as the Subsidiary Banks) as follows:

         Union Financial Group, Ltd., headquartered in Swansea, Illinois (UFG)
            and its wholly owned subsidiary:
              First Bank, headquartered in St. Louis County, Missouri
                 (First Bank);
         First Capital Group, Inc., headquartered in Albuquerque, New Mexico
            (FCG);
         First Banks America, Inc., headquartered in San Francisco, California
            (FBA) and its wholly owned subsidiaries:
              The San Francisco Company, headquartered in San Francisco,
                 California (SFC), and its wholly owned subsidiary:
                     First Bank & Trust, headquartered in San Francisco,
                         California (FB&T).

         The Subsidiary Banks are wholly owned by their respective parent companies except FBA, which was 83.37% owned by First Banks at December 31, 1999. On October 31, 2000, FBA issued 6,530,769 shares of its common stock to First Banks in conjunction with FBA's acquisition of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction increased First Banks' ownership interest in FBA to approximately 92.82%. On October 31, 2001, FBA issued 803,757 shares of its common stock to First Banks in conjunction with FBA's acquisition of BYL Bancorp. First Banks owned 93.69% of FBA at December 31, 2001.

         Cash and Cash Equivalents. Cash, due from banks, federal funds sold and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.
         The Subsidiary Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. These reserve balances maintained in accordance with such requirements were $24.2 million and $22.3 million at December 31, 2001 and 2000, respectively.

         Investment Securities. The classification of investment securities available for sale or held to maturity is determined at the date of purchase. First Banks does not engage in the trading of investment securities.
         Investment securities designated as available for sale, which include any security that First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income. All previous fair value adjustments included in the separate component of accumulated other comprehensive income are reversed upon sale.
         Investment securities designated as held to maturity, which include any security that First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level-yield method taking into consideration the level of current and anticipated prepayments.

         Loans Held for Portfolio. Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Interest and fees on loans are recognized as income using the interest method. Loan origination fees are deferred and accreted to interest income over the estimated life of the loans using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.
         The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual and impaired loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.
         A loan is considered impaired when it is probable that First Banks will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, First Banks measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

         Loans Held for Sale. Loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. Gains or losses on the sale of loans held for sale are determined on a specific identification method.

         Loan Servicing Income. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall and amortization of mortgage servicing rights. Such fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

         Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered adequate to provide for probable losses. The provision for loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, payment experience and selected key financial ratios. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require First Banks to increase its allowance for loan losses based on their judgment about information available to them at the time of their examination.

         Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 -- Accounting for Derivative Instruments and Hedging Activities (SFAS 133). In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.
         On January 1, 2001, First Banks implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, First Banks recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income.

         First Banks utilizes derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. First Banks uses such derivative instruments solely to reduce its interest rate risk exposure. First Banks' accounting policies for derivative instruments and hedging activities under SFAS 133, as amended, are as follows:

         o Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in noninterest income on each monthly measurement date. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability being hedged. In the event of early termination, the net proceeds received or paid on the interest rate swap agreements are recognized immediately in noninterest income.

         o Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value. Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value of the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability. In the event of early termination, the net proceeds received or paid are recognized immediately in noninterest income. The cumulative change in the fair value of the underlying hedged item is deferred and amortized or accreted to noninterest income over the weighted average life of the related asset or liability. If, however, the underlying hedged item is repaid, the cumulative change in the fair value of the underlying hedged item is recognized immediately in noninterest income.

         o Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in noninterest income on each monthly measurement date.

         o Interest Rate Lock Commitments. Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         o Forward Contracts to Sell Mortgage-Backed Securities. Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         Prior to the implementation of SFAS 133, interest rate swap, floor and cap agreements were accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements were amortized over the life of the agreements using the straight-line method. In the event of early termination of the derivative financial instruments, the net proceeds received or paid were deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related asset or liability. If, however, the amount of the underlying asset or liability was repaid, then the gains or losses on the agreements were recognized immediately in the consolidated statements of income. The unamortized premiums and fees paid are included in derivative instruments in the accompanying consolidated balance sheets.
         In addition, interest rate lock commitments represented off-balance-sheet items and, therefore, were not reflected in the consolidated balance sheets. Gains and losses on forward contracts to sell mortgage-backed securities, which qualified as hedged, were deferred. The net unamortized balance of such deferred gains and losses was applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

         Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 40 years and equipment over three to seven years.

         Intangibles Associated With the Purchase of Subsidiaries. Intangibles associated with the purchase of subsidiaries include excess of cost over net assets acquired and core deposit intangibles. The excess of cost over net assets acquired of purchased subsidiaries is amortized using the straight-line method over the estimated periods to be benefited, which range from 10 to 15 years. The core deposit intangibles are amortized using the straight-line method over the estimated periods to be benefited, which has been estimated at seven years. First Banks reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an underlying asset may not be recoverable. First Banks measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, First Banks recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Mortgage Servicing Rights. Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 12 years.

         Other Real Estate. Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of cost or fair value less applicable selling costs. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent reductions in carrying value, to reflect current fair value or costs incurred in maintaining the properties, are charged to expense as incurred.

         Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
         First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in all applicable states.

         Financial Instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

         Financial Instruments With Off-Balance-Sheet Risk. First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of First Banks. The risk that a counterparty to an agreement entered into by First Banks may default is defined as "credit risk."
         First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

         Earnings Per Common Share. Basic earnings per share (EPS) are computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. The computation of dilutive EPS is similar except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back: (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

(2)      ACQUISITIONS AND DIVESTITURES

         During the three years ended December 31, 2001, First Banks completed the following acquisitions:

                                                                              Total        Purchase        Excess
           Entity                                       Date                 Assets          Price          Cost
           ------                                       ----                 ------          -----          ----
                                                                               (dollars expressed in thousands)
   2001
   ----
     Union Financial Group, Ltd.
     Swansea, Illinois                            December 31, 2001       $ 360,000         26,700          11,500

     BYL Bancorp
     Orange, California                           October 31, 2001          281,500         49,000          19,000

     Charter Pacific Bank
     Agoura Hills, California                     October 16, 2001          101,500         18,900           6,300
                                                                          ---------       --------        --------
                                                                          $ 743,000         94,600          36,800
                                                                          =========       ========        ========
   2000
   ----
     The San Francisco Company
     San Francisco, California                    December 31, 2000       $ 183,800         62,200          16,300

     Millennium Bank
     San Francisco, California                    December 29, 2000         117,000         20,700           8,700

     Commercial Bank of San Francisco
     San Francisco, California                    October 31, 2000          155,600         26,400           9,300

     Bank of Ventura
     Ventura, California                           August 31, 2000           63,800         14,200           7,200

     First Capital Group, Inc.
     Albuquerque, New Mexico                      February 29, 2000          64,600         66,100           1,500

     Lippo Bank
     San Francisco, California                    February 29, 2000          85,300         17,200           4,800
                                                                          ---------       --------        --------
                                                                          $ 670,100        206,800          47,800
                                                                          =========       ========        ========
   1999
   ----
     Century Bank
     Beverly Hills, California                     August 31, 1999          156,000         31,500           4,500

     Redwood Bancorp
     San Francisco, California                      March 4, 1999           183,900         26,000           9,500
                                                                          ---------       --------        --------
                                                                          $ 339,900         57,500          14,000
                                                                          =========       ========        ========

         In addition to the acquisitions included in the table above, in September 1999, First Banks also completed one branch office purchase in Malibu, California. Furthermore, on January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation, or PFC, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits.
         The aforementioned acquisition transactions were accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the periods subsequent to the respective acquisition dates, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition dates. These acquisitions were funded from available cash reserves, proceeds from sales and maturities of available-for-sale investment securities, borrowings under First Banks' $120.0 million revolving credit agreement and the proceeds from the issuance of trust preferred securities. Due to the immaterial effect on previously reported financial information, pro forma disclosures have not been prepared for the aforementioned transactions.
         In April 2000, First Bank completed its divestiture of one branch office in central Illinois. In March and April 1999, First Bank completed its divestiture of seven branches in the northern and central Illinois market areas. For the years ended December 31, 2000 and 1999, these branch divestitures resulted in a reduction of the deposit base of approximately $8.8 million and $54.8 million, resulting in pre-tax gains of $1.4 million and $4.4 million, respectively.

(3)      INVESTMENTS IN DEBT AND EQUITY SECURITIES

         Securities Available for Sale. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities available for sale at December 31, 2001 and 2000 were as follows:


                                                    Maturity                        Total        Gross
                                        -----------------------------     After     Amor       Unrealized               Weighted
                                         1 Year       1-5       5-10        10      tized   ----------------   Fair     Average
                                        or Less      Years      Years     Years     Cost     Gains   Losses    Value     Yield
                                        -------      -----      -----     -----     ----     -----   ------    -----     -----
                                                                     (dollars expressed in thousands)

 December 31, 2001:
    Carrying value:
       U.S. Treasury.................. $136,326         --         --         --  136,326       3      (39)    136,290    1.76%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........       88     21,650     18,224    262,846  302,808   2,422       --     305,230    6.00
              Other...................   22,284     99,353      6,612        974  129,223   2,235      (16)    131,442    4.58
       State and political
           subdivisions...............      317      1,191         46         --    1,554      --       --       1,554    3.92
       Corporate debt securities......       --      1,985         --         --    1,985     107       --       2,092    6.76
       Equity investments in other
          financial institutions
          (no stated maturity)........   15,916         --         --         --   15,916   2,171     (272)     17,815    8.55
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   16,043         --         --         --   16,043      --       --      16,043    6.49
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $190,974    124,179     24,882    263,820  603,855   6,938     (327)    610,466    4.75
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $159,303    126,673     25,378    265,254
       Equity securities..............   33,858         --         --         --
                                       --------    -------     ------    -------
              Total................... $193,161    126,673     25,378    265,254
                                       ========    =======     ======    =======

    Weighted average yield............     3.25%      4.67%      5.76%      5.92%
                                       ========    =======     ======    =======

 December 31, 2000:
    Carrying value:
       U.S. Treasury.................. $ 89,229        801         --         --   90,030      30      (37)     90,023    5.85%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........    1,078     29,625     12,472    159,143  202,318     826     (160)    202,984    7.02
              Other...................   22,059    151,242     10,131     20,256  203,688   2,028   (1,521)    204,195    6.70
       Corporate debt securities......      912      1,961         --        500    3,373      --      (20)      3,353    7.65
       Equity investments in other
          financial institutions
          (no stated maturity)........   11,299         --         --         --   11,299   8,121     (369)     19,051    7.98
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   19,780         --         --         --   19,780      --       --      19,780    6.69
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $144,357    183,629     22,603    179,899  530,488  11,005   (2,107)    539,386    6.60
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $113,277    184,942     22,798    179,538
       Equity securities..............   38,831         --         --         --
                                       --------    -------     ------    -------
              Total................... $152,108    184,942     22,798    179,538
                                       ========    =======     ======    =======

    Weighted average yield............     6.19%      6.73%      6.89%      7.09%
                                       ========    =======     ======    =======

         Securities Held to Maturity. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities held to maturity at December 31, 2001 and 2000 were as follows:

                                                        Maturity
                                        ----------------------------------------    Total         Gross
                                                                           After    Amor-       Unrealized             Weighted
                                         1 Year        1-5       5-10       10      tized     --------------    Fair   Average
                                         or Less      Years      Years     Years     Cost     Gains   Losses    Value   Yield
                                         -------      -----      -----     -----     ----     -----   ------    -----   -----
                                                                     (dollars expressed in thousands)
 December 31, 2001:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      4,051    4,051      67      (10)     4,108   6.83%
       State and political
         subdivisions.................    1,943      8,802      5,806         --   16,551     300     (147)    16,704   4.93
                                       --------    -------     ------    -------   ------  ------  -------     ------
                Total................. $  1,943      8,802      5,806      4,051   20,602     367     (157)    20,812   5.25
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,930      9,071      5,703      4,108
                                       ========    =======     ======    =======

    Weighted average yield............     4.58%      4.98%      4.98%      6.83%
                                       ========    =======     ======    =======


 December 31, 2000:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      5,130    5,130       3      (63)     5,070   6.72%
       State and political
         subdivisions.................      950     11,692      5,896        270   18,808     419       --     19,227   5.03
       Other..........................      210         --         --         --      210      --       --        210   6.90
                                       --------    -------     ------    -------   ------   -----   ------    -------
                Total................. $  1,160     11,692      5,896      5,400   24,148     422      (63)    24,507   5.33
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,167     11,854      6,124      5,362
                                       ========    =======     ======    =======

    Weighted average yield............     4.64%      4.98%      5.16%      6.74%
                                       ========    =======     ======    =======

         Proceeds from sales of available-for-sale investment securities were $85.8 million, $46.3 million and $63.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $19.1 million, $565,000 and $791,000 were realized on these sales during the years ended December 31, 2001, 2000 and 1999, respectively. Gross losses of $384,000 and $396,000 were realized on these sales during the years ended December 31, 2001 and 2000, respectively. There were no losses realized on these sales in 1999.
         Proceeds from calls of investment securities were $121.8 million, $111,000 and $20,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $6,800 and $300 were realized on these called securities during the years ended December 31, 2001 and 2000, respectively. There were no gross gains on called securities in 1999. Gross losses of $1,400, $1,800 and $1,200 were realized on these called securities during the years ended December 31, 2001, 2000 and 1999, respectively.
         The Subsidiary Banks maintain investments in the Federal Home Loan Bank
(FHLB) and/or the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Bank's loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank and FB&T are members of the FHLB system. The investment in FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Bank's capital stock and capital surplus. First Bank is a member of the FRB system.
         Investment securities with a carrying value of approximately $300.0 million and $180.5 million at December 31, 2001 and 2000, respectively, were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes as required by law.

(4)      LOANS AND ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 were as follows:

                                                                                    2001        2000        1999
                                                                                    ----        ----        ----
                                                                                  (dollars expressed in thousands)

               Balance, beginning of year.....................................   $ 81,592      68,611       60,970
               Acquired allowances for loan losses............................     14,046       6,062        3,008
                                                                                 --------    --------    ---------
                                                                                   95,638      74,673       63,978
                                                                                 --------    --------    ---------
               Loans charged-off..............................................    (31,453)    (17,050)     (17,721)
               Recoveries of loans previously charged-off.....................      9,469       9,842        9,281
                                                                                 --------    --------    ---------
                  Net loans charged-off.......................................    (21,984)     (7,208)      (8,440)
                                                                                 --------    --------    ---------
               Provision charged to operations................................     23,510      14,127       13,073
                                                                                 --------    --------    ---------
               Balance, end of year...........................................   $ 97,164      81,592       68,611
                                                                                 ========    ========    =========

         At December 31, 2001 and 2000, First Banks had $67.3 million and $53.2 million of impaired loans, including $65.3 million and $50.2 million, respectively, of loans on nonaccrual status. At December 31, 2001 and 2000, impaired loans also include $2.0 million and $3.0 million, respectively, of restructured loans. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $8.2 million, $5.8 million and $5.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Of these amounts, $2.9 million, $1.9 million and $2.7 million was actually recorded as interest income on such loans in 2001, 2000 and 1999, respectively. The allowance for loan losses includes an allocation for each impaired loan. The aggregate allocation of the allowance for loan losses related to impaired loans was approximately $16.5 million and $10.3 million at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans was $62.4 million, $45.1 million and $46.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $5.8 million, $2.2 million and $2.8 million in 2001, 2000 and 1999, respectively.
         First Banks' primary market areas are the states of Missouri, Illinois, Texas and California. At December 31, 2001 and 2000, approximately 92% and 91% of the total loan portfolio, respectively, and 80% and 83% of the commercial, financial and agricultural loan portfolio, respectively, were made to borrowers within these states.
         Real estate lending constituted the only significant concentration of credit risk. Real estate loans comprised approximately 67% and 65% of the loan portfolio at December 31, 2001 and 2000, of which 28% and 26%, respectively, were made to consumers in the form of residential real estate mortgages and home equity lines of credit.
         First Banks is, in general, a secured lender. At December 31, 2001 and 2000, 96% of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5)      DERIVATIVE INSTRUMENTS

          First Banks utilizes derivative financial instruments to assist in the management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The use of such derivative financial instruments is limited to reducing First Banks' interest rate exposure. Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                            December 31,
                                                          ------------------------------------------------
                                                                 2001                        2000
                                                          ----------------------    ----------------------
                                                          Notional      Credit      Notional      Credit
                                                           Amount      Exposure      Amount      Exposure
                                                          --------     --------     --------     --------
                                                                  (dollars expressed in thousands)

         Cash flow hedges..............................   $900,000      1,764      1,055,000       3,449
         Fair value hedges.............................    200,000      6,962         50,000         758
         Interest rate floor agreements................         --         --         35,000           6
         Interest rate cap agreements..................    450,000      2,063        450,000       3,753
         Interest rate lock commitments................     88,000         --          4,100          --
         Forward commitments to sell
              mortgage-backed securities...............    209,000         --         32,000          --
                                                          ========      =====      =========      ======

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of First Banks' credit exposure through its use of these instruments. The credit exposure represents the accounting loss First Banks would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.
         During 2001 and 1999, First Banks realized net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, First Banks realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges
         Previously, First Banks utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with its assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated prior to 1998. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million for the year ended December 31, 1999. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.
         First Banks entered into the following interest rate swap agreements, designated as cash flow hedges, to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time:

         o During 1998, First Banks entered into $280.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provided for First Banks to pay quarterly and receive payment semiannually. In June 2001 and November 2001, First Banks terminated $205.0 million and $75.0 million notional amount, respectively, of these swap agreements, which would have expired in 2002, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with these terminations, First Banks recorded pre-tax gains of $2.8 million and $1.7 million, respectively.

         o During September 1999, First Banks entered into $175.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provided for First Banks to pay and receive interest on a quarterly basis. In April 2001, First Banks terminated these swap agreements, which would have expired in September 2001, and replaced them with similar swap agreements with extended maturities in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, First Banks recorded a pre-tax gain of $985,000.

         o During September 2000, March 2001 and April 2001, First Banks entered into $600.0 million, $200.0 million, and $175.0 million notional amount, respectively, of interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus either 2.70% or 2.82%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. In November 2001, First Banks terminated $75.0 million notional amount of these swap agreements, which would have expired in April 2006, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. First Banks recorded a pre-tax gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by First Banks under the remaining swap agreements was $2.9 million at December 31, 2001, and the amount payable by First Banks under the swap agreements was $1.1 million at December 31, 2001. The amount receivable and payable by First Banks under the swap agreements was $1.2 million at December 31, 2000.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as cash flow hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------      ------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             September 20, 2004.......................  $  600,000          2.05%             6.78%         $40,980
             March 21, 2005...........................     200,000          1.93              5.24            4,951
             April 2, 2006............................     100,000          1.93              5.45            2,305
                                                        ----------                                         --------
                                                        $  900,000          2.01              6.29         $ 48,236
                                                        ==========          ====              ====         ========

         December 31, 2000:
             September 27, 2001.......................  $  175,000          6.80%             6.14%        $     65
             June 11, 2002............................      15,000          6.80              6.00                7
             September 16, 2002.......................     195,000          6.80              5.36           (1,776)
             September 18, 2002.......................      70,000          6.80              5.33             (690)
             September 20, 2004.......................     600,000          6.80              6.78           16,869
                                                        ----------                                         --------
                                                        $1,055,000          6.80              5.92         $ 14,475
                                                        ==========          ====              ====         ========

         Fair Value Hedges
         First Banks entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During September 2000, First Banks entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements that provided for First Banks to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provided for First Banks to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. In September 2001, the one-year interest rate swap agreements matured, and First Banks terminated the five and one-half year interest rate swap agreements because the underlying interest-bearing liabilities had either matured or been called by their respective counterparties. There was no gain or loss recorded as a result of the terminations.

         o During January 2001, First Banks entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable and payable by First Banks under the swap agreements was $5.2 million and $1.2 million at December 31, 2001, respectively.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as fair value hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------     -------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             January 9, 2004..........................    $ 50,000          2.48%             5.37%         $1,761
             January 9, 2006..........................     150,000          2.48              5.50           3,876
                                                          --------                                          ------
                                                          $200,000          2.48              5.47          $5,637
                                                          ========          ====              ====          ======

         December 31, 2000:
             September 13, 2001.......................    $ 12,500          6.56%             6.80%           $ 42
             September 21, 2001.......................      12,500          6.47              6.60              43
             March 13, 2006...........................      12,500          6.47              7.25               5
             March 22, 2006...........................      12,500          6.39              7.20               6
                                                          --------                                              --
                                                          $ 50,000          6.47              6.96          $   96
                                                          ========          ====              ====          ======

         Interest Rate Floor Agreements
         During January 2001 and March 2001, First Banks entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, First Banks terminated these interest rate floor agreements in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with the termination, First Banks recorded a pre-tax adjustment of $4.0 million representing a decline in the fair value from the previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements
         In conjunction with the interest rate swap agreements entered into in September 2000, First Banks also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with the interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At December 31, 2001 and 2000, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $2.1 million and $3.8 million, respectively.

         Pledged Collateral
         At December 31, 2001 and 2000, First Banks had pledged investment securities available for sale with a carrying value of $1.1 and $8.6 million, respectively, in connection with the interest rate swap agreements. In addition, at December 31, 2001 and 2000, First Banks had accepted, as collateral in connection with the interest rate swap agreements, cash of $4.9 million and $400,000, respectively, and investment securities with a fair value of $53.9 million and $18.6 million, respectively. First Banks is permitted by contract to sell or repledge the collateral accepted from counterparties; however, at December 31, 2001 and 2000, First Banks had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities Derivative financial instruments issued by First Banks consist of interest rate lock commitments to originate fixed-rate loans.
        Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

 (6)     MORTGAGE BANKING ACTIVITIES

         At December 31, 2001 and 2000, First Banks serviced loans for others amounting to $1.07 billion and $957.2 million, respectively. Borrowers' escrow balances held by First Banks on such loans were $485,000 and $653,000 at December 31, 2001 and 2000, respectively.
         Changes in mortgage servicing rights, net of amortization, for the years ended December 31 were as follows:

                                                             2001        2000
                                                             ----        ----
                                                           (dollars expressed
                                                              in thousands)

         Balance, beginning of year..................    $   7,048       8,665
         Originated mortgage servicing rights........        6,802       1,455
         Amortization................................       (3,725)     (3,072)
                                                         ---------    --------
         Balance, end of year........................    $  10,125       7,048
                                                         =========    ========

         The fair value of mortgage servicing rights was $15.8 million and $13.0 million at December 31, 2001 and 2000, respectively.

(7)      BANK PREMISES AND EQUIPMENT

         Bank premises and equipment were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Land................................................................     $ 22,063         18,266
              Buildings and improvements...........................................      87,372         66,474
              Furniture, fixtures and equipment....................................      95,626         66,460
              Leasehold improvements...............................................      28,400         23,794
              Construction in progress.............................................      13,865         15,655
                                                                                       --------        -------
                  Total............................................................     247,326        190,649
              Less accumulated depreciation and amortization.......................      97,722         75,878
                                                                                       --------        -------
                  Bank premises and equipment, net.................................    $149,604        114,771
                                                                                       ========        =======

         Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 totaled $12.7 million, $9.5 million and $7.6 million, respectively.
         First Banks leases land, office properties and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. Total rent expense was $12.9 million, $10.7 million and $7.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments under noncancellable operating leases extend through 2084 as follows:

                                                              (dollars expressed
                                                                 in thousands)
         Year ending December 31:

             2002............................................... $  8,681
             2003...............................................    7,760
             2004...............................................    5,880
             2005...............................................    5,058
             2006...............................................    4,137
             Thereafter.........................................   22,385
                                                                 --------
                 Total future minimum lease payments............ $ 53,901
                                                                 ========

         First Banks leases to unrelated parties a portion of its banking facilities. Total rental income was $4.8 million, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(8)      SHORT-TERM BORROWINGS

         Short-term borrowings were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Securities sold under agreements to repurchase.......................    $ 142,534     125,025
              Federal funds purchased..............................................       70,000          --
              FHLB borrowings......................................................       30,600      15,544
                                                                                       ---------    --------
                  Total short-term borrowings......................................    $ 243,134     140,569
                                                                                       =========    ========

         The average balance of short-term borrowings was $158.0 million and $106.1 million, respectively, and the maximum month-end balance of short-term borrowings was $243.1 million and $158.4 million, respectively, for the years ended December 31, 2001 and 2000. The average rates paid on short-term borrowings during the years ended December 31, 2001, 2000 and 1999 were 3.70%, 5.54% and 4.83%, respectively. The assets underlying the securities sold under agreements to repurchase and FHLB borrowings are under First Banks' physical control.

(9)      NOTE PAYABLE

         First Banks has a $120.0 million revolving line of credit with a group of unaffiliated banks (Credit Agreement). The Credit Agreement, dated August 23, 2001, replaced a similar revolving credit agreement dated August 24, 2000. Interest under the Credit Agreement is payable on a monthly basis at the lead bank's corporate base rate or, at the option of First Banks, is payable at the Eurodollar Rate plus a margin based upon the outstanding loans and First Banks' profitability. The interest rate for borrowings under the Credit Agreement was 2.94% at December 31, 2001, and was based on the applicable Eurodollar Rate plus a margin of 1.00%. Amounts may be borrowed under the Credit Agreement until August 23, 2002, at which time the principal and accrued interest is due and payable.
         Loans under the Credit Agreement are secured by First Banks' ownership interest in the capital stock of FBA and First Bank, and a $100.0 million intercompany promissory note receivable due from FBA. Under the Credit Agreement, there were outstanding borrowings of $27.5 million at December 31, 2001. At December 31, 2000, there were outstanding borrowings of $83.0 million under the previous credit agreement.
         The Credit Agreement requires maintenance of certain minimum capital ratios for First Banks and each of the Subsidiary Banks, certain maximum nonperforming assets ratios for First Banks and each of the Subsidiary Banks and a minimum return on assets ratio for First Banks and the Subsidiary Banks. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 2001 and 2000, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements of the respective credit agreements.
         The average balance and maximum month-end balance of advances outstanding under the Credit Agreement during the years ended December 31 were as follows:

                                                      2001          2000
                                                      ----          ----
                                                (dollars expressed in thousands)

         Average balance........................  $ 41,590         51,897
         Maximum month-end balance..............    66,500         83,000
                                                  ========         ======

         The average rates paid on the outstanding advances during the years ended December 31, 2001, 2000 and 1999 were 6.32%, 7.66% and 6.44%, respectively.

(10)     GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBENTURES

         In February 1997, First Preferred Capital Trust (First Preferred I), a newly formed Delaware business trust subsidiary of First Banks, issued 3.45 million shares of 9.25% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 106,702 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred I's common securities. The gross proceeds of the offering were used by First Preferred I to purchase $88.9 million of 9.25% subordinated debentures from First Banks, maturing on March 31, 2027. The maturity date may be shortened to a date not earlier than March 31, 2002 or extended to a date not later than March 31, 2046 if certain conditions are met. The subordinated debentures are the sole asset of First Preferred I. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred I under the First Preferred I preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred I, net of underwriting fees and offering expenses, were $83.1 million. Distributions on First Preferred I's preferred securities, which are payable quarterly in arrears, were $8.0 million for the years ended December 31, 2001, 2000 and 1999.
         In July 1998, First America Capital Trust (FACT), a newly formed Delaware business trust subsidiary of FBA, issued 1.84 million shares of 8.50% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 56,908 shares of common securities to FBA at $25 per share. FBA owns all of FACT's common securities. The gross proceeds of the offering were used by FACT to purchase $47.4 million of 8.50% subordinated debentures from FBA, maturing on June 30, 2028. The maturity date may be shortened to a date not earlier than June 30, 2003 or extended to a date not later than June 30, 2037 if certain conditions are met. The subordinated debentures are the sole asset of FACT. In connection with the issuance of the FACT preferred securities, FBA made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by FBA of the obligations of FACT under the FACT preferred securities. FBA's proceeds from the issuance of the subordinated debentures to FACT, net of underwriting fees and offering expenses, were $44.0 million. Distributions payable on the FACT preferred securities, which are payable quarterly in arrears, were $4.0 million for years ended December 31, 2001, 2000 and 1999, respectively.

         In October 2000, First Preferred Capital Trust II (First Preferred II), a newly formed Delaware business trust subsidiary of First Banks, issued 2.3 million shares of 10.24% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 71,135 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred II's common securities. The gross proceeds of the offering were used by First Preferred II to purchase $59.3 million of 10.24% subordinated debentures from First Banks, maturing on September 30, 2030. The maturity date may be shortened to a date not earlier than September 30, 2005, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred II. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred II under the First Preferred II preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred II, net of underwriting fees and offering expenses, were $55.1 million. Distributions on First Preferred II's preferred securities, which are payable quarterly in arrears, were $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively.
         On November 15, 2001, First Preferred Capital Trust III (First Preferred III), a newly formed Delaware business trust subsidiary of First Banks, issued 2.2 million shares of 9.00% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 68,290 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred III's common securities. The gross proceeds of the offering were used by First Preferred III to purchase $56.9 million of 9.00% subordinated debentures from First Banks, maturing on September 30, 2031. The maturity date may be shortened to a date not earlier than September 30, 2006, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred III. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred III under the First Preferred III preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred III, net of underwriting fees and offering expenses, were $52.9 million. Distributions on First Preferred III's preferred securities, which are payable quarterly in arrears, were $634,000 for the year ended December 31, 2001.
         The distributions payable on all issues of First Banks' and FBA's trust preferred securities are included in interest expense in the consolidated statements of income.

(11)     INCOME TAXES

         Income tax expense attributable to income from continuing operations for the years ended December 31 consists of:

                                                                                   2001        2000      1999
                                                                                   ----        ----      ----
                                                                                (dollars expressed in thousands)
              Current income tax expense:
                  Federal....................................................     $22,252     28,215    19,731
                  State......................................................       1,583      2,731     2,247
                                                                                  -------     ------    ------
                                                                                   23,835     30,946    21,978
                                                                                  -------     ------    ------
              Deferred income tax expense:
                  Federal....................................................      13,691      4,001     5,056
                  State......................................................         626        (60)       14
                                                                                  -------     ------    ------
                                                                                   14,317      3,941     5,070
                                                                                  -------     ------    ------
              Reduction in deferred valuation allowance......................      (8,104)      (405)     (735)
                                                                                  -------     ------    ------
                      Total..................................................     $30,048     34,482    26,313
                                                                                  =======     ======    ======

         The effective rates of federal income taxes for the years ended December 31 differ from statutory rates of taxation as follows:

                                                                             Years Ended December 31,
                                                            ----------------------------------------------------------
                                                                   2001                2000                1999
                                                            ----------------     ----------------   ------------------
                                                            Amount   Percent     Amount    Percent   Amount    Percent
                                                            ------   -------     ------    -------   ------    -------
                                                                         (dollars expressed in thousands)

         Income before provision for income taxes,
           minority interest in income of subsidiary
           and cumulative effect of change in
           accounting principle.........................    $98,567              $92,635            $ 72,151
                                                            =======              =======            ========
         Provision for income taxes calculated
           at federal statutory income tax rates........    $34,498     35.0%    $32,422    35.0%   $ 25,253     35.0%
         Effects of differences in tax reporting:
           Tax-exempt interest income, net of
               tax preference adjustment................       (539)    (0.5)       (587)   (0.6)       (439)    (0.6)
           State income taxes...........................      1,436      1.5       1,736     1.8       1,470      2.0
           Amortization of intangibles associated
               with the purchase of subsidiaries........      2,827      2.9       1,567     1.7       1,261      1.8
           Reduction in deferred valuation allowance....     (8,104)    (8.2)       (405)   (0.4)       (735)    (1.0)
           Other, net...................................        (70)    (0.2)       (251)   (0.3)       (497)    (0.7)
                                                            -------    -----     -------  ------    --------   ------
                 Provision for income taxes.............    $30,048     30.5%    $34,482    37.2%   $ 26,313     36.5%
                                                            =======    =====     =======  ======    ========   ======

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)

              Deferred tax assets:
                  Net operating loss carryforwards................................    $ 44,100      47,043
                  Allowance for loan losses.......................................      36,000      29,965
                  Alternative minimum tax credits.................................       2,841       3,319
                  Disallowed losses on investment securities......................       1,287       3,197
                  Quasi-reorganization adjustment of bank premises................       1,176       1,226
                  Interest on non-accrual loans...................................       2,084       1,673
                  Mortgage servicing rights.......................................       4,161       1,547
                  Other real estate...............................................         184          65
                  Other...........................................................       2,713       2,996
                                                                                      --------    --------
                      Gross deferred tax assets...................................      94,546      91,031
                  Valuation allowance.............................................          --     (13,075)
                                                                                      --------    --------
                      Deferred tax assets, net of valuation allowance.............      94,546      77,956
                                                                                      --------    --------
              Deferred tax liabilities:
                  Depreciation on bank premises and equipment.....................       6,936       6,151
                  Net fair value adjustment for securities available for sale.....       2,314       3,258
                  Net fair value adjustment for derivative instruments............      16,883          --
                  Operating leases................................................       6,424       1,313
                  Deposit base premiums...........................................       2,777          --
                  Discount on loans...............................................       2,900       2,257
                  Equity investments in other financial institutions..............       3,656          --
                  FHLB stock dividends............................................         462         890
                  State taxes.....................................................         766         568
                  Other...........................................................         738         594
                                                                                      --------    --------
                      Deferred tax liabilities....................................      43,856      15,031
                                                                                      --------    --------
                      Net deferred tax assets.....................................    $ 50,690      62,925
                                                                                      ========    ========

         The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that First Banks will realize the recognized net deferred tax asset of $50.7 million. The net change in the valuation allowance, related to deferred tax assets, was a decrease of $13.1 million for the year ended December 31, 2001. The decrease was comprised of the reversal of valuation allowances resulting from the utilization of net operating losses and the reversal of the valuation allowances due to management's expectation of future taxable income sufficient to realize the net deferred assets of $50.7 million.
         Changes to the deferred tax asset valuation allowance for the years ended December 31 were as follows:

                                                                                       2001       2000       1999
                                                                                       ----       ----       ----
                                                                                    (dollars expressed in thousands)

              Balance, beginning of year.........................................    $ 13,075     14,746     17,179
              Current year deferred provision, change in
                  deferred tax valuation allowance...............................      (8,104)      (405)      (735)
              Reduction attributable to utilization of deferred tax assets:
                 Adjustment to capital surplus...................................      (4,971)        --       (811)
                 Adjustment to intangibles associated with the
                    purchase of subsidiaries.....................................          --     (1,266)      (887)
                                                                                     --------    -------    -------
              Balance, end of year...............................................    $     --     13,075     14,746
                                                                                     ========    =======    =======

         The valuation allowance for deferred tax assets at December 31, 1999 included $1.3 million that was recognized in 2000 and credited to intangibles associated with the purchase of subsidiaries. In addition, the valuation allowance for deferred tax assets at December 31, 2000 included $5.0 million which was credited to capital surplus in 2001 under the terms of the quasi-reorganizations implemented for FBA and First Commercial Bancorp, Inc. as of December 31, 1994 and 1996, respectively.
         At December 31, 2001 and 2000, the accumulation of prior years' earnings representing tax bad debt deductions were approximately $30.8 million. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank and FB&T would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.
         At December 31, 2001 and 2000, for federal income taxes purposes, First Banks had net operating loss carryforwards of approximately $126.0 million and $134.4 million, respectively. The net operating loss carryforwards for First Banks expire as follows:

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
            2002.................................................   $   1,362
            2003.................................................       1,854
            2004.................................................       2,407
            2005.................................................      16,523
            2006.................................................       3,461
            2007 - 2020..........................................     100,392
                                                                    ---------
                Total............................................   $ 125,999
                                                                    =========

(12)     EARNINGS PER COMMON SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                               Income         Shares        Per Share
                                                                             (numerator)   (denominator)     Amount
                                                                             -----------   -------------     ------
                                                                           (dollars in thousands, except per share data)
     Year ended December 31, 2001:
         Basic EPS - income before cumulative effect.....................    $  65,104         23,661       $2,751.54
         Cumulative effect of change in accounting principle, net of tax.       (1,376)            --          (58.16)
                                                                             ---------        -------       ---------
         Basic EPS - income available to common stockholders.............       63,728         23,661       $2,693.38
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769            893          (66.61)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  64,497         24,554       $2,626.77
                                                                             =========        =======       =========


     Year ended December 31, 2000:
         Basic EPS - income available to common stockholders.............    $  55,321         23,661       $2,338.04
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,076          (70.63)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  56,090         24,737       $2,267.41
                                                                             =========        =======       =========

     Year ended December 31, 1999:
         Basic EPS - income available to common stockholders.............    $  43,392         23,661       $1,833.91
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,212          (58.44)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  44,161         24,873       $1,775.47
                                                                             =========        =======       =========

(13)     CREDIT COMMITMENTS

         First Banks is a party to commitments to extend credit and commercial and standby letters in credit in the normal course of business to meet the financing needs of its customers. These instruments involve, in varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relates primarily to the commitments to originate fixed-rate loans. As more fully discussed in Note 5 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and the collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet items.
         Commitments to extend credit at December 31 were as follows:


                                                                                              December 31,
                                                                                              ------------
                                                                                            2001         2000
                                                                                            ----         ----
                                                                                   (dollars expressed in thousands)

              Commitments to extend credit..........................................   $ 1,723,568    1,484,278
              Commercial and standby letters of credit..............................       137,345       94,802
                                                                                       -----------     --------
                                                                                       $ 1,860,913     1,579,080
                                                                                       ===========     =========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties or single family residential properties. Collateral is generally required except for consumer credit card commitments.
         Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Upon issuance of the commitments, First Banks typically holds marketable securities, certificates of deposit, inventory, real property or other assets as collateral supporting those commitments for which collateral is deemed necessary.

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments is management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, bank premises and equipment and intangibles associated with the purchase of subsidiaries. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of First Banks' financial instruments at December 31 were as follows:

                                                                        2001                          2000
                                                              ------------------------       -----------------------
                                                              Carrying        Estimated     Carrying       Estimated
                                                                Value        Fair Value       Value       Fair Value
                                                                -----        ----------       -----       ----------
                                                                            (dollars expressed in thousands)
     Financial Assets:
       Cash and cash equivalents..........................   $  241,874        241,874       198,279         198,279
       Investment securities:
         Available for sale...............................      610,466        610,466       539,386         539,386
         Held to maturity.................................       20,602         20,812        24,148          24,507
       Net loans..........................................    5,311,705      5,346,853     4,670,673       4,694,594
       Derivative instruments.............................       54,889         54,889         3,759          16,208
       Accrued interest receivable........................       37,349         37,349        45,226          45,226
       Forward contracts to sell
         mortgage-backed securities.......................          545            545            --            (202)
                                                              =========      =========     =========       =========

     Financial Liabilities:
       Deposits:
         Demand:
           Non-interest-bearing...........................   $  921,455        921,455       808,251         808,251
           Interest-bearing...............................      629,015        629,015       448,146         448,146
         Savings and money market.........................    1,832,939      1,832,939     1,447,898       1,447,898
         Time deposits....................................    2,300,495      2,342,892     2,308,120       2,351,418
         Short-term borrowings............................      243,134        243,134       140,569         140,569
         Note payable.....................................       27,500         27,500        83,000          83,000
         Accrued interest payable.........................       16,006         16,006        23,227          23,227
         Interest rate lock commitments...................        1,048          1,048            --           4,183
         Guaranteed preferred beneficial interests
           in subordinated debentures.....................      235,881        256,278       182,849         185,608
                                                             ==========     ==========    ==========      ==========
     Off-Balance Sheet - Credit commitments...............   $       --             --            --              --
                                                             ==========     ==========    ==========      ==========


         The following methods and assumptions were used in estimating the fair value of financial instruments:

Financial Assets:

         Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

         Investment securities: The fair value of investment securities available for sale is the amount reported in the consolidated balance sheets. The fair value of investment securities held to maturity is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Net loans: The fair value of most loans held for portfolio was estimated utilizing discounted cash flow calculations that applied interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair value of loans held for sale, which is the amount reported in the consolidated balance sheets, is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments. The carrying value of loans is net of the allowance for loan losses and unearned discount.

         Derivative instruments: The fair value of derivative instruments is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Forward contracts to sell mortgage-backed securities: The fair value of forward contracts to sell mortgage-backed securities is based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio.

Financial Liabilities:

         Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. The fair value disclosed for certificates of deposit was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

         Short-term borrowings, note payable, accrued interest payable and interest rate lock commitments: The carrying values reported in the consolidated balance sheets approximate fair value.

         Guaranteed preferred beneficial interests in subordinated debentures:
The fair value is based on quoted market prices.

Off-Balance-Sheet:

         Credit commitments: The majority of the commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments reported in the consolidated balance sheets approximates fair value.

(15)     EMPLOYEE BENEFITS

         First Banks' 401(k) plan is a self-administered savings and incentive plan covering substantially all employees. Under the plan, employer-matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2001. Total employer contributions under the plan were $1.3 million, $1.1 million and $863,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The plan assets are held and managed under a trust agreement with First Bank's trust department.

(16)     PREFERRED STOCK

         First Banks has two classes of preferred stock outstanding. The Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105.0% of par value. The Class B preferred stock may not be redeemed or converted. The redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.
         The holders of the Class A and Class B preferred stock have full voting rights. Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6.0% nor more than 12.0% on the Class A preferred stock, or less than 7.0% nor more than 15.0% on the Class B preferred stock. The annual dividend rates for the Class A and Class B preferred stock were 6.0% and 7.0%, respectively, for the years ended December 31, 2001, 2000 and 1999.
         In addition to the Class A and Class B preferred stock, First Banks has three issues of trust preferred securities outstanding and FBA has one issue of trust preferred securities outstanding. The structure of the trust preferred securities, as further described in Note 10, satisfies the regulatory requirements for inclusion, subject to certain limitation, in First Banks' capital base.

(17)     TRANSACTIONS WITH RELATED PARTIES

         Outside of normal customer relationships, no directors or officers of First Banks, no stockholders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationships with First Banks or its subsidiaries, other than that which arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.
         During 2001, 2000 and 1999, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his adult children, received approximately $132,000, $212,000 and $316,000, respectively, in insurance premiums for accident, health and life insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and subsequently ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently ceded to an unaffiliated third-party insurer.
         During 2001, 2000 and 1999, First Securities America, Inc. (FSA), a corporation established and administered by and for the benefit of First Banks' Chairman and members of his immediate family, received approximately $316,000, $235,000 and $194,000, respectively, in commissions and insurance premiums for policies purchased by First Banks or customers of the Subsidiary Banks from unaffiliated, third-party insurors. The insurance premiums on which the aforementioned commissions were earned were competitively bid, and First Banks deems the commissions FSA earned from unaffiliated third-party companies to be comparable to those that would have been earned by an unaffiliated third-party agent.
         First Brokerage America, L.L.C., a limited liability corporation which is indirectly owned by First Banks' Chairman and members of his immediate family, received approximately $3.0 million, $2.1 million and $2.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, in commissions paid by unaffiliated third-party companies. The commissions received were primarily in connection with the sales of annuities, securities and other insurance products to customers of the Subsidiary Banks.
         First Services, L.P., a limited partnership indirectly owned by First Banks' Chairman and his adult children, provides information technology and various related services to First Banks, Inc. and its Subsidiary Banks. Fees paid under agreements with First Services, L.P., were $23.1 million, $19.3 million and $16.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, First Services, L.P. paid First Banks $2.0 million, $1.8 million and $1.2 million, respectively, in rental fees for the use of data processing and other equipment owned by First Banks.

(18)     CAPITAL STOCK OF FIRST BANKS AMERICA, INC.

      First Banks owned 2,500,000 shares of FBA's Class B common stock and 9,545,107 shares of FBA's common stock at December 31, 2001, representing 93.69% of FBA's outstanding voting stock. In comparison, First Banks owned 2,500,000 shares of FBA's Class B common stock and 8,741,350 shares of FBA's common stock at December 31, 2001, representing 92.86% of FBA's outstanding voting stock. The increase for 2001 is attributable to FBA's issuance of 803,757 shares of its common stock to First Banks in conjunction with FBA's purchase of BYL Bancorp on October 31, 2001. FBA's common stock is publicly traded on the New York Stock Exchange.

(19)     BUSINESS SEGMENT RESULTS

         First Banks' business segments are its Subsidiary Banks. The reportable business segments are consistent with the management structure of First Banks, the Subsidiary Banks and the internal reporting system that monitors performance.
         Through the respective branch networks, the Subsidiary Banks provide similar products and services in their defined geographic areas. The products and services offered include a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, the Subsidiary Banks market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. The Subsidiary Banks also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing.



                                                        First Bank                               FB&T (1)
                                            ---------------------------------       ----------------------------------
                                             2001           2000         1999       2001           2000           1999
                                             ----           ----         ----       ----           ----           ----
                                                                        (dollars expressed in thousands)
Balance sheet information:

Investment securities...................  $  245,365       214,005     241,624        368,207     330,478      192,357
Loans, net of unearned discount.........   3,086,023     2,694,005   2,527,649      2,323,263   2,058,628    1,469,093
Intangibles associated with
   the purchase of subsidiaries,
   net of amortization..................      22,287         9,281      12,303        103,153      74,609       32,343
Total assets............................   3,707,081     3,152,885   3,028,046      3,057,920   2,733,545    1,854,827
Deposits................................   3,142,676     2,729,489   2,689,671      2,555,396   2,306,469    1,590,490
Note payable............................          --            --          --             --          --           --
Stockholders' equity....................     321,336       273,848     263,466        398,713     333,186      204,617
                                          ==========    ==========   =========      =========   =========    =========

Income statement information:

Interest income.........................  $  236,889       247,290     221,195        208,291     176,902      132,407
Interest expense........................     111,410       115,421     105,231         78,547      71,167       51,544
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income................     125,479       131,869     115,964        129,744     105,735       80,863
Provision for loan losses...............      18,500        12,250       8,890          5,010       1,877        4,183
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income after
       provision for loan losses........     106,979       119,619     107,074        124,734     103,858       76,680
Noninterest income......................      53,623        32,152      32,260         27,469      12,343       10,774
Noninterest expense.....................     105,550        90,746      77,786         89,112      65,567       54,992
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before provision for
       income taxes, minority interest
       in income of subsidiary and
       cumulative effect of change in
       accounting principle.............      55,052        61,025      61,548         63,091      50,634       32,462
Provision for income taxes..............      19,246        20,889      20,811         16,972      20,064       12,353
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before minority interest
       in income of subsidiary and
       cumulative effect of change
       in accounting principle..........      35,806        40,136      40,737         46,119      30,570       20,109
Minority interest in income
     of subsidiary......................          --            --          --             --          --           --
                                          ----------    ----------   ---------      ---------    --------    ---------
     Income before cumulative effect
       of change in accounting
       principle........................      35,806        40,136      40,737         46,119      30,570       20,109
Cumulative effect of change in
   accounting principle, net of tax.....        (917)           --          --           (459)         --           --
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net income.........................  $   34,889        40,136      40,737         45,660      30,570       20,109
                                          ==========    ==========   =========      =========   =========    =========
------------------------
(1)  Includes BSF, which was acquired by FBA on December 31, 2000.
(2)  Corporate and other includes $12.1 million, $8.6 million and $7.9 million of guaranteed preferred debentures interest expense, after applicable income tax benefit of $6.5 million, $4.6 million and $4.2 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

         Other financial services include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services. The revenues generated by each business segment consist primarily of interest income, generated from the loan and investment security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas include Missouri, Illinois, southern and northern California and Houston, Dallas, Irving and McKinney Texas. The products and services are offered to customers primarily within their respective geographic areas, with the exception of loan participations executed between the Subsidiary Banks.
         The business segment results are consistent with First Banks' internal reporting system and, in all material respects, with generally accepted accounting principles and practices predominant in the banking industry. Such principles and practices are summarized in Note 1 to the consolidated financial statements.

                     Corporate, Other and
              Intercompany Reclassifications (2)                               Consolidated Totals
              ----------------------------------------             -------------------------------------------
               2001            2000              1999                2001             2000              1999
               ----            ----              ----                ----             ----              ----
                                               (dollars expressed in thousands)


             17,496            19,051          17,666               631,068           563,534          451,647
               (417)             (368)           (418)            5,408,869         4,752,265        3,996,324

                 --             1,131           1,439               125,440            85,021           46,085
             13,450            (9,739)        (15,126)            6,778,451         5,876,691        4,867,747
            (14,168)          (23,543)        (28,347)            5,683,904         5,012,415        4,251,814
             27,500            83,000          64,000                27,500            83,000           64,000
           (271,392)         (254,188)       (173,178)              448,657           352,846          294,905
          =========         =========       =========            ==========         =========        =========


               (437)           (1,366)           (520)              444,743           422,826          353,082
             19,647            14,264          13,976               209,604           200,852          170,751
          ---------         ---------       ---------            ----------         ---------        ---------
            (20,084)          (15,630)        (14,496)              235,139           221,974          182,331
                 --                --              --                23,510            14,127           13,073
          ---------         ---------       ---------            ----------         ---------        ---------

            (20,084)          (15,630)        (14,496)              211,629           207,847          169,258
             17,517            (1,717)         (1,384)               98,609            42,778           41,650
             17,009             1,677           5,979               211,671           157,990          138,757
          ---------         ---------       ---------            ----------         ---------        ---------



            (19,576)          (19,024)        (21,859)               98,567            92,635           72,151
             (6,170)           (6,471)         (6,851)               30,048            34,482           26,313
          ---------         ---------       ---------            ----------         ---------        ---------



            (13,406)          (12,553)        (15,008)               68,519            58,153           45,838
              2,629             2,046           1,660                 2,629             2,046            1,660
          ---------         ---------       ---------            ----------         ---------        ---------

            (16,035)          (14,599)        (16,668)               65,890            56,107           44,178

                 --                --              --                (1,376)               --               --
          ---------         ---------       ---------            ----------         ---------        ---------
            (16,035)          (14,599)        (16,668)               64,514            56,107           44,178
          =========         =========       =========            ==========         =========        =========


(20)     REGULATORY CAPITAL

         First Banks and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Banks and the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require First Banks and the Subsidiary Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, First Banks and the Subsidiary Banks were each well capitalized.
         As of December 31, 2001, the most recent notification from First Banks' primary regulator categorized First Banks and the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Banks and the Subsidiary Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.
         At December 31, 2001 and 2000, First Banks' and the Subsidiary Banks' required and actual capital ratios were as follows:


                                                                                                         To be Well
                                                               Actual                                 Capitalized Under
                                                               ------              For Capital        Prompt Corrective
                                                          2001         2000     Adequacy Purposes     Action Provisions
                                                          ----         ----     -----------------     -----------------

     Total capital (to risk-weighted assets):
              First Banks.............................    10.53        10.21%          8.0%                 10.0%
              First Bank..............................    10.14        10.71           8.0                  10.0
              FB&T....................................    11.27        10.58           8.0                  10.0

     Tier 1 capital (to risk-weighted assets):
              First Banks.............................     7.57         7.56           4.0                   6.0
              First Bank..............................     8.89         9.46           4.0                   6.0
              FB&T....................................    10.02         9.32           4.0                   6.0

     Tier 1 capital (to average assets):
              First Banks.............................     7.25         7.46           3.0                   5.0
              First Bank..............................     8.67         8.49           3.0                   5.0
              FB&T....................................     9.47         9.27           3.0                   5.0

(21)     DISTRIBUTION OF EARNINGS OF THE SUBSIDIARY BANKS

          The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 9, as to the amount of dividends which are available for payment to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from the Subsidiary Banks is limited to approximately $12.3 million at December 31, 2001, unless prior permission of the regulatory authorities and/or the lending banks is obtained.

(22)     PARENT COMPANY ONLY FINANCIAL INFORMATION

         Following are condensed balance sheets of First Banks, Inc. as of December 31, 2001 and 2000, and condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999:

                            CONDENSED BALANCE SHEETS

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)
                                   Assets
                                   ------

     Cash deposited in subsidiary banks...........................................   $    4,894       8,079
     Investment securities........................................................       17,497      14,309
     Investment in subsidiaries...................................................      594,152     461,753
     Advances to FBA..............................................................       71,000      98,000
     Other assets.................................................................       10,232      15,333
                                                                                     ----------    --------
           Total assets...........................................................   $  697,775     597,474
                                                                                     ==========    ========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

     Note payable................................................................    $   27,500      83,000
     Subordinated debentures.....................................................       205,103     148,196
     Accrued expenses and other liabilities......................................        16,515      13,432
                                                                                     ----------    --------
           Total liabilities.....................................................       249,118     244,628
     Stockholders' equity........................................................       448,657     352,846
                                                                                     ----------    --------
           Total liabilities and stockholders' equity............................    $  697,775     597,474
                                                                                     ==========    ========



                         CONDENSED STATEMENTS OF INCOME

                                                                                    Years Ended December 31,
                                                                               ---------------------------------
                                                                                  2001        2000        1999
                                                                                  ----        ----        ----
                                                                                (dollars expressed in thousands)

     Income:
       Dividends from subsidiaries........................................    $  53,500      43,000      25,250
       Management fees from subsidiaries..................................       20,443      17,325      12,977
       Gain on sale of securities.........................................       19,134          --          --
       Other..............................................................        6,008       1,956       1,313
                                                                              ---------      ------      ------
           Total income...................................................       99,085      62,281      39,540
                                                                              ---------      ------      ------
     Expense:
       Interest...........................................................       17,759      13,511      11,958
       Salaries and employee benefits.....................................       13,309      12,180       8,999
       Legal, examination and professional fees...........................        2,895       2,031       7,006
       Other..............................................................       20,339       4,422       4,617
                                                                              ---------      ------      ------
           Total expense..................................................       54,302      32,144      32,580
                                                                              ---------      ------      ------
           Income before income tax benefit and equity
              in undistributed earnings of subsidiary.....................       44,783      30,137       6,960
     Income tax benefit...................................................       (2,418)     (3,922)     (5,649)
                                                                              ---------      ------      ------
           Income before equity in undistributed earnings of subsidiary...       47,201      34,059      12,609
     Equity in undistributed earnings of subsidiary.......................       17,313      22,048      31,569
                                                                              ---------      ------      ------
           Net income.....................................................    $  64,514      56,107      44,178
                                                                              =========      ======      ======

                         CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended December 31,
                                                                            -------------------------------------
                                                                              2001          2000           1999
                                                                              ----          ----           ----
                                                                               (dollars expressed in thousands)

     Cash flows from operating activities:
       Net income......................................................   $  64,514        56,107         44,178
       Adjustments to reconcile net income to net cash provided by operating activities:
           Net income of subsidiaries..................................     (70,730)      (64,937)       (56,676)
           Dividends from subsidiaries.................................      53,500        43,000         25,250
           Other, net..................................................      (3,875)          272          1,900
                                                                          ---------      --------        -------
              Net cash provided by operating activities................      43,409        34,442         14,652
                                                                          ---------      --------        -------

     Cash flows from investing activities:
       Increase in investment securities...............................      (9,382)         (860)          (100)
       Investment in common securities of First Preferred III and II...      (1,707)       (1,778)            --
       Acquisitions of subsidiaries....................................     (63,767)           --        (31,500)
       Capital contributions to subsidiaries...........................      (5,900)       (6,100)        (3,000)
       Return of subsidiary capital....................................          --            --         10,000
       Decrease (increase) in advances to subsidiary...................      27,000       (98,000)            --
       Other, net......................................................       6,540        (1,464)        (3,646)
                                                                          ---------      --------        -------
              Net cash used in investing activities....................     (47,216)     (108,202)       (28,246)
                                                                          ---------      --------        -------

     Cash flows from financing activities:
       (Decrease) increase in note payable.............................     (55,500)       19,000         13,952
       Proceeds from issuance of First Preferred III and II
         subordinated debentures.......................................      56,908        59,278             --
       Payment of preferred stock dividends............................        (786)         (786)          (786)
                                                                          ---------      --------        -------
              Net cash provided by financing activities................         622        77,492         13,166
                                                                          ---------      --------        -------
              Net (decrease) increase in cash and cash equivalents.....      (3,185)        3,732           (428)
     Cash deposited in subsidiary banks, beginning of year.............       8,079         4,347          4,775
                                                                          ---------      --------        -------
     Cash deposited in subsidiary banks, end of year...................   $   4,894         8,079          4,347
                                                                          =========      ========        =======

     Noncash investing activities:
       Cash paid for interest..........................................   $  21,068        10,410         11,750
       Reduction of deferred tax valuation reserve.....................         636            --            811
                                                                          =========      ========        =======

(23)     CONTINGENT LIABILITIES

         In the ordinary course of business, First Banks and its subsidiaries become involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of First Banks and/or its subsidiaries.

(24)     SUBSEQUENT EVENTS

         On January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation (PFC) and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association (PlainsBank), Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. The acquisition was funded from borrowings under First Banks' credit agreement with a group of unaffiliated financial institutions. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $11.1 million and is not expected to be tax deductible. The excess of the cost over the fair value of the net assets acquired will not be amortized, but instead will be periodically tested for impairment in accordance with the requirements of SFAS 142. The core deposit intangibles were approximately $2.9 million and will be amortized over approximately seven years utilizing the straight-line method. PFC was merged with and into UFG, and PlainsBank was merged with and into First Bank.

 (25)    INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

         Basis of Presentation. The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. These unaudited interim consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.
         The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2001 amounts have been made to conform with the 2002 presentation. In particular, the guaranteed preferred beneficial interests in First Banks, Inc. and First Banks America, Inc. subordinated debentures have been reclassified into the liabilities section on the consolidated balance sheets rather than presented as a separate line item excluded from the calculation of total liabilities. Consequently, the guaranteed preferred debentures expense has been reclassified to interest expense from noninterest expense in the consolidated statements of income.

         Implementation of New Accounting Standard. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.
         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.
         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.
         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December 31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------  ----------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles...........    $   13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices......         2,210           (684)         2,210             (576)
                                                ----------        -------       --------          -------
              Total.........................    $   16,081         (2,056)        11,790             (576)
                                                ==========        =======       ========          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries.........    $  126,234                       114,226
                                                ==========                      ========

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002, and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
             2002 (1)...........................................    $ 2,012
             2003...............................................      2,129
             2004...............................................      2,129
             2005...............................................      2,129
             2006...............................................      2,129
             2007...............................................      2,129
                                                                    -------
                Total...........................................    $12,657
                                                                    =======
             ---------------------
             (1) Includes $1.5 million of amortization for the nine months ended
                 September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                         ------------------------------------
                                                       First Bank        FB&T            Total
                                                       ----------        ----            -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========

         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                         ---------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                       ---------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 10 years. The weighted average amortization period of the mortgage servicing rights is approximately seven years.

         Changes in mortgage servicing rights, net of amortization, for the periods indicated were as follows:

                                                                        Nine Months Ended
                                                                          September 30,
                                                                      -------------------
                                                                      2002           2001
                                                                      ----           ----
                                                                (dollars expressed in thousands)

           Balance, beginning of period...........................    $10,125       7,048
           Originated mortgage servicing rights...................      5,958       4,693
           Amortization...........................................     (2,715)     (2,675)
                                                                      -------      ------
           Balance, end of period.................................    $13,368       9,066
                                                                      =======      ======

         Amortization of mortgage servicing rights, as it relates to the balance at September 30, 2002 of $13.4 million, has been estimated through 2006 in the following table:

                                                             (dollars expressed
                                                                in thousands)

         Year ending December 31:
             2002 (1)........................................   $ 3,699
             2003............................................     3,946
             2004............................................     3,758
             2005............................................     3,662
             2006............................................     1,095
                                                                -------
                Total........................................   $16,160
                                                                =======
             --------------------
             (1) Includes $2.7 million of amortization for the nine months ended
                 September 30, 2002.

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

                              INVESTOR INFORMATION

         First Banks' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed, in writing, to Lisa K. Vansickle, First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code - #014, Hazelwood, Missouri 63042.

FIRST BANKS, INC. PREFERRED SECURITIES

         The preferred securities of First Banks are traded on the Nasdaq National Market System with the ticker symbols "FBNKO" "FBNKN" and "FBNKM." As of March 22, 2002, there were approximately 420 record holders of First Preferred Capital Trust. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The preferred securities of First Preferred Capital Trust II and First Preferred Capital Trust III are represented by a global security that has been deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC). The beneficial ownership interests of these preferred securities are recorded through the DTC book-entry system. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                             FIRST PREFERRED CAPITAL TRUST (ISSUE DATE - FEBRUARY 1997) - FBNKO

                                                   2002                2001                2000
                                            ------------------  -----------------   -----------------     Dividend
                                               High      Low       High     Low       High      Low       Declared
                                               ----      ---       ----     ---       ----      ---       --------
     First quarter......................      $26.25    25.20     26.25    24.38     25.25     23.13    $0.578125
     Second quarter.....................       27.24    25.15     27.35    25.00     26.00     23.50     0.578125
     Third quarter......................       26.49    25.00     27.25    25.00     25.13     23.50     0.578125
     Fourth quarter.....................       26.50    25.20     26.90    25.02     25.00     23.38     0.578125

                            FIRST PREFERRED CAPITAL TRUST II (ISSUE DATE - OCTOBER 2000) - FBNKN

                                    2002                            2001                           2000
                         ---------------------------  -------------------------------- ------------------------------
                                         Dividend                           Dividend                      Dividend
                          High     Low   Declared       High       Low      Declared      High     Low    Declared
                          ----     ---   --------       ----       ---      --------      ----     ---    --------
     First quarter....   $28.50   27.55  $0.640000     $27.75    26.38     $0.640000    $   --      --       $  --
     Second quarter...    28.40   26.85   0.640000      27.40    26.25      0.640000        --      --          --
     Third quarter....    28.65   27.85   0.640000      28.50    26.95      0.640000        --      --          --
     Fourth quarter...    28.25   27.30   0.640000      28.30    27.00      0.640000     27.00   25.13    0.504888


                           FIRST PREFERRED CAPITAL TRUST III (ISSUE DATE - NOVEMBER 2001) - FBNKM

                                                                    2002                           2001
                                                      -------------------------------- ------------------------------
                                                                            Dividend                      Dividend
                                                        High       Low      Declared      High     Low    Declared
                                                        ----       ---      --------      ----     ---    --------
     First quarter..................................   $26.75    25.90     $0.562500    $   --      --   $      --
     Second quarter.................................    27.22    26.25      0.562500        --      --          --
     Third quarter..................................    27.00    26.50      0.562500        --      --          --
     Fourth quarter.................................    27.05    26.50      0.562500     26.10   25.25    0.281250

FIRST BANKS AMERICA, INC.  PREFERRED SECURITIES

     The preferred securities of FBA are traded on the New York Stock Exchange with the ticker symbol "FBAPrt." As of March 22, 2002, there were approximately 200 record holders of preferred securities. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                              FIRST AMERICA CAPITAL TRUST (ISSUE DATE - JULY 1998) - FBAPrT

                                                  2002                 2001                2000
                                            -----------------    ---------------    ----------------      Dividend
                                             High      Low        High      Low      High        Low      Declared
                                             ----      ---        ----      ---      ----        ---      --------

    First quarter.......................    $25.90   24.70       25.00     21.63     23.00      19.50    $  0.53125
    Second quarter......................     25.38   24.75       25.05     23.95     23.88      20.69       0.53125
    Third quarter.......................     25.65   24.85       25.80     24.80     23.75      21.13       0.53125
    Fourth quarter......................     25.75   24.80       25.67     24.75     22.63      20.75       0.53125
                                                                                                         ----------
                                                                                                         $  2.12500
                                                                                                         ==========




For information concerning First Banks, please contact:

              Allen H. Blake                                           Lisa K. Vansickle
              President, Chief Operating Officer                       Senior Vice President and Controller
                and Chief Financial Officer                            600 James S. McDonnell Boulevard
              600 James S. McDonnell Boulevard                         Mail Code - #014
              Mail Code -  #014                                        Hazelwood, Missouri 63042
              Hazelwood, Missouri 63042                                Telephone - (314) 592-5000
              Telephone - (314) 592-5000

Transfer Agent:

              State Street Bank and Trust Company
              Corporate Trust Department
              P. O. Box 778 Boston, Massachusetts 02102-0778
              Telephone - (800)531-0368
              www.statestreet.com





                          TABLE OF CONTENTS                                    ==========================================

                                                                                     2,400,000 Preferred Securities

                                                            Page
                                                                                             FIRST PREFERRED
                                                                                            CAPITAL TRUST IV

SUMMARY.....................................................1
RISK FACTORS................................................10                        % Cumulative Trust Preferred
SPECIAL NOTES REGARDING FORWARD LOOKING                                                        Securities
         STATEMENTS.........................................18
USE OF PROCEEDS.............................................18
ACCOUNTING TREATMENT........................................19                         (Liquidation Amount $25 per
MARKET FOR PREFERRED SECURITIES.............................19                             Preferred Security)
CAPITALIZATION..............................................20
SELECTED CONSOLIDATED AND OTHER
         FINANCIAL DATA.....................................21                   Fully, irrevocably and unconditionally
MANAGEMENT'S DISCUSSION AND ANALYSIS OF                                          guaranteed on a subordinated basis, as
         FINANCIAL CONDITION AND RESULTS OF                                         described in this prospectus, by
         OPERATIONS.........................................22
BUSINESS....................................................66
MANAGEMENT..................................................74
DESCRIPTION OF THE TRUST....................................76                              FIRST BANKS, INC.
DESCRIPTION OF THE PREFERRED SECURITIES.....................77
DESCRIPTION OF THE SUBORDINATED DEBENTURES..................89                               ---------------
RELATIONSHIP AMONG THE PREFERRED SECURITIES
         THE SUBORDINATED DEBENTURES AND THE
         GUARANTEE..........................................102                                $60,000,000
MATERIAL UNITED STATES FEDERAL                                                          % Subordinated Debentures
         INCOME TAX CONSEQUENCES............................104                                    of
ERISA CONSIDERATIONS........................................108
UNDERWRITING................................................109                             FIRST BANKS, INC.
LEGAL MATTERS...............................................111
WHERE YOU CAN FIND INFORMATION..............................111                               -------------
EXPERTS.....................................................111
DOCUMENTS INCORPORATED BY REFERENCE.........................112
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................113                                Prospectus
                                                                                                                , 2003
o    You should only rely on the information contained or
     incorporated by reference in this prospectus. We have not,                               -------------
     and our underwriters have not, authorized any person to
     provide you with different information. If anyone provides
     you with different or inconsistent information, you should                        Stifel, Nicolaus & Company
     not rely on it.                                                                          Incorporated

o    We are not, and our underwriters are not, making an                                  Fahnestock & Co. Inc.
     offer to sell these securities in any jurisdiction where
     the offer or sale is not permitted.                                        ==========================================

o You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.





                                FIRST BANKS, INC.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         SEC Registration Fee..................................................................................      $      6,348
         NASD Filing Fee.......................................................................................             7,400
         New York Stock Exchange Fee...........................................................................            32,460
         Blue Sky Qualification Fees and Expenses..............................................................             3,000
         Accounting Fees and Expenses..........................................................................            50,000
         Legal Fees and Expenses...............................................................................           100,000
         Printing and Engraving Expenses.......................................................................            50,000
         Trustees' Fees and Expenses...........................................................................            20,000
         Miscellaneous.........................................................................................             5,792
                                                                                                                     --------------

         Total.................................................................................................      $    275,000

                                                                                                                     ==============


Item 15. Indemnification of Directors and Officers

         The Registrant is a Missouri corporation. Section 351.355.1 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 351.355.2 provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355.3 provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under
Section 351.355.1 or 351.355.2. Section 351.355.7 provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding paragraph. Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $10 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks. Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Preferred Capital Trust IV (First Capital IV) or any predecessor Trustee for First Capital IV, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement. First Banks and First Capital IV have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital IV and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

Item 16. Exhibits

         (a) Exhibits -- See Exhibit Index on Page II-5 hereof.

Item 17. Undertakings

         (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)    undersigned Registrants hereby undertake that:

                 (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on January 16, 2003.

                                FIRST BANKS, INC.

                                 By:  /s/ James F. Dierberg
                                     ------------------------------------------
                                          James F. Dierberg,
                                          Chairman of the Board and
                                          Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust IV certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on January 16, 2003.

                                 FIRST PREFERRED CAPITAL TRUST IV




                                 By:/s/ Allen H. Blake
                                    -------------------------------------------
                                        Allen H. Blake, Trustee



                                 By:/s/ Terrance M. McCarthy
                                    ------------------------------------------
                                        Terrance M. McCarthy, Trustee



                                 By:/s/ Lisa K. Vansickle
                                    ------------------------------------------
                                        Lisa K. Vansickle, Trustee

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allen H. Blake, Terrance M. McCarthy and Lisa K. Vansickle and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    Signature                                                Title                                      Date


/s/ James F. Dierberg                               Chairman of the Board of Directors and Chief Executive       January 16, 2003
------------------------------------                        Officer (Principal Executive Officer)
    James F. Dierberg


/s/ Allen H. Blake                                   Director and President, Chief Financial Officer             January 16, 2003
------------------------------------                                    and Secretary
    Allen H. Blake                                               (Principal Financial Officer)


/s/ Michael J. Dierberg                                          Director and General Counsel                    January 16, 2003
------------------------------------
    Michael J. Dierberg


/s/ Gordon A. Gundaker                                                    Director                               January 16, 2003
------------------------------------
    Gordon A. Gundaker


/s/ David L. Steward                                                      Director                               January 16, 2003
------------------------------------
    David L. Steward


/s/ Hal J. Upbin                                                           Director                              January 16, 2003
------------------------------------
    Hal J. Upbin


/s/ Douglas H. Yaeger                                                      Director                              January 16, 2003
------------------------------------
    Douglas H. Yaeger


/s/ Donald W. Williams                                 Director and Senior Executive Vice President and          January 16, 2003
------------------------------------                                  Chief Credit Officer
    Donald W. Williams


/s/ Lisa K. Vansickle                                        Senior Vice President and Controller                January 16, 2003
------------------------------------
    Lisa K. Vansickle                                           (Principal Accounting Officer)

                                  EXHIBIT INDEX

1.1      Form of Underwriting Agreement.

4.1      Form of Indenture.

4.2      Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).

4.3      Certificate of Trust of First Preferred Capital Trust IV.

4.4      Trust Agreement of First Preferred Capital Trust IV.

4.5 Form of Amended and Restated Trust Agreement of First Preferred Capital Trust IV.

4.6 Form of Preferred Security Certificate of First Preferred Capital Trust IV (included as an exhibit to Exhibit 4.5).

4.7 Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust IV.

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).

5.1      Opinion of Jackson Walker L.L.P.

5.2      Opinion of Richards, Layton & Finger, P.A.

8.1 Opinion of Jackson Walker L.L.P. as to certain federal income tax matters.

10.6 $110,000,000 Secured Credit Agreement, dated as of August 22, 2002, among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - incorporated herein by reference to Exhibit B to the Company's Schedule 13-E, dated October 8, 2002.

10.7 First Amendment to Secured Credit Agreement, dated as of December 31, 2002, by and among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - filed herewith.

12.1 Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges.

23.1     Consent of KPMG LLP, Independent Auditors.

23.2 Consent of Jackson Walker L.L.P. (to be included in their opinions filed herewith as Exhibits 5.1 and 8.1).

23.3 Consent of Richards, Layton & Finger, P.A. (included in their opinion filed herewith as Exhibit 5.2).

24.1     Power of Attorney (included on the signature page).

25.1 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Indenture.

25.2 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under Amended and Restated Trust Agreement.

25.3 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Preferred Securities Guarantee Agreement.

                                                                     Exhibit 1.1

                         2,400,000 Preferred Securities
                        First Preferred Capital Trust IV

                  _____% Cumulative Trust Preferred Securities
              (Liquidation Amount of $25.00 per Preferred Security)

                             UNDERWRITING AGREEMENT

                                                      _______________ ____, 2003

STIFEL, NICOLAUS & COMPANY, INCORPORATED
One Financial Plaza
501 North Broadway, 9th Floor
St. Louis, Missouri 63102

FAHNESTOCK & CO. INC.
125 Broad Street
New York, New York 10004

As Representatives of the Several Underwriters named in Schedule I hereto

Dear Sirs:

                  First Banks, Inc., a Missouri corporation (the "Company"), and
                                                                  -------
its financing subsidiary, First Preferred Capital Trust IV, a Delaware statutory trust (the "Trust," and hereinafter together with the Company, the "Offerors"),
            -----                                                   --------
propose that the Trust issue and sell to the several underwriters listed on
Schedule I hereto (the "Underwriters"), pursuant to the terms of this Agreement,
                        ------------
2,400,000 of the Trust's ____% Cumulative Trust Preferred Securities, with a liquidation amount of $25.00 per preferred security (the "Preferred Securities"), to be issued under the Trust Agreement (as hereinafter defined), the terms of which are more fully described in the Prospectus (as hereinafter defined). The aforementioned 2,400,000 Preferred Securities to be sold to the Underwriters are herein called the "Firm Preferred Securities." Solely for the
                                    -------------------------
purpose of covering over-allotments in the sale of the Firm Preferred Securities, the Offerors further propose that the Trust issue and sell to the Underwriters, at their option, up to an additional 360,000 Preferred Securities (the "Option Preferred Securities") upon exercise of the over-allotment option
      ---------------------------
granted in Section 1 hereof. The Firm Preferred Securities and any Option Preferred Securities are herein collectively referred to as the "Designated Preferred Securities." Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc. are acting jointly as representatives of the Underwriters and in such capacity are sometimes herein referred to as the "Representatives."

                  The Offerors hereby confirm as follows their agreement with each of the Underwriters in connection with the proposed purchase of the Designated Preferred Securities.

         1.       Sale, Purchase and Delivery of Designated Preferred
                  ---------------------------------------------------
Securities; Description of Designated Preferred Securities.
----------------------------------------------------------

                  (a) On the basis of the representations, warranties and agreements herein contained, and subject to the terms and conditions herein set forth, the Offerors hereby agree that the Trust shall issue and sell to each of the Underwriters and each of the Underwriters agrees, severally and not jointly, to purchase from the Trust, at a purchase price of $25.00 per share (the "Purchase Price"), the respective number of Firm Preferred Securities set forth
 --------------
opposite the name of such Underwriter in Schedule I hereto. Because the proceeds from the sale of the Firm Preferred Securities will be used to purchase from the Company its Debentures (as hereinafter defined and as described in the Prospectus), the Company shall pay to each Underwriter a commission of $_______ per Firm Preferred Security purchased (the "Firm Preferred Securities
                                            -------------------------
Commission"). The Representatives may by notice to the Company amend Schedule I
----------
to add, eliminate or substitute names set forth therein (other than to eliminate the name of the Representatives) and to amend the number of Firm Preferred Securities to be purchased by any firm or corporation listed thereon, provided that the total number of Firm Preferred Securities listed on Schedule I shall equal 2,400,000.

                  In addition, on the basis of the representations, warranties and agreements herein contained and subject to the terms and conditions herein set forth, the Trust hereby grants to the Underwriters, severally and not jointly, an option to purchase all or any portion of the 360,000 Option Preferred Securities, and upon the exercise of such option in accordance with this Section 1, the Offerors hereby agree that the Trust shall issue and sell to the Underwriters, severally and not jointly, all or any portion of the Option Preferred Securities at the same Purchase Price per share paid for the Firm Preferred Securities. If any Option Preferred Securities are to be purchased, each Underwriter, severally and not jointly, agrees to purchase from the Trust that proportion (subject to adjustment as the Representatives may determine to avoid fractional shares) of the number of Option Preferred Securities to be purchased that the number of Firm Preferred Securities set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 9 hereof) bears to 2,400,000. Because the proceeds from the sale of the Option Preferred Securities will be used to purchase from the Company its Debentures, the Company shall pay to the Underwriters a commission of $_________ per Option Preferred Security for each Option Preferred Security purchased (the "Option Preferred Securities Commission"). The option hereby
                --------------------------------------
granted (the "Option") shall expire thirty (30) days after the Effective Date
              ------
(as defined herein) and may be exercised only for the purpose of covering over allotments which may be made in connection with the offering and distribution of the Firm Preferred Securities. The Option may be exercised in whole or in part at any time (but not more than once) by you giving notice (confirmed in writing) to the Company and the Trust setting forth the number of Option Preferred Securities as to which the Underwriters are exercising the Option and the time, date and place for payment and delivery of certificates for such Option Preferred Securities. Such time and date of payment and delivery for the Option Preferred Securities (the "Option Closing Date") shall be determined by you, but
                           -------------------
shall not be earlier than two nor later than five full business days after the exercise of such Option, nor in any event prior to the Closing Date (as hereinafter defined). The Option Closing Date may be the same as the Closing Date.

                  Payment of the Purchase Price and the Firm Preferred Securities Commission and delivery of certificates for the Firm Preferred Securities shall be made at the offices of Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, Ninth Floor, St. Louis, Missouri 63102, or such other place as shall be agreed to by you and the Offerors, at 10:00 a.m., St. Louis time, on the third (or, if permitted by Rule 15c6-1(c) of the Securities Exchange Act of 1934, as amended (the "1934 Act"),
                                                                   --------
not later than 12:00 p.m. on the fourth) full business day following the date of this Agreement (the "Closing Date"), or unless postponed in accordance with the
                     ------------
provisions of Section 9. If the Underwriters exercise the Option to purchase any or all of the Option Preferred Securities, payment of the Purchase Price and Option Preferred Securities Commission and delivery of certificates for such Option Preferred Securities shall be made on the Option Closing Date at the offices of Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, Ninth Floor, St. Louis, Missouri 63102, or at such other place as the Offerors and you shall determine. Such payments shall be made to an account designated by the Trust by wire transfer of same-day funds, in the amount of the Purchase Price therefor, against delivery by or on behalf of the Trust to you for the respective accounts of the several Underwriters of certificates for the Designated Preferred Securities to be purchased by the Underwriters. Delivery of the Designated Preferred Securities may be made by credit through full FAST transfer to the accounts at The Depository Trust Company ("DTC") designated by the Representatives. The Designated Preferred
          ---
Securities shall be represented in the form of one or more fully registered global securities in book-entry form registered in the name of the nominee of DTC.

                  Time shall be of the essence, and delivery of the certificates for the Designated Preferred Securities at the time and place specified pursuant to this Agreement is a further condition of the obligations of each Underwriter hereunder.

                  (b) The Offerors propose that the Trust issue the Designated Preferred Securities pursuant to an Amended and Restated Trust Agreement among Fifth Third Bank, as Property Trustee named therein, Wilmington Trust Company, as Delaware Trustee named therein, the Administrative Trustees named therein, (collectively, the "Trustees"), and the Company, in substantially the form
                    --------
heretofore delivered to the Underwriters, said Agreement being hereinafter referred to as the "Trust Agreement." In connection with the issuance of the
                    ---------------
Designated Preferred Securities, the Company proposes (i) to issue its ______% Subordinated Debentures due 2033 (the "Debentures") pursuant to an Indenture, to
                                       ----------
be dated as of _______________ _____, 2003, between the Company and Fifth Third Bank, as indenture trustee (the "Indenture") and (ii) to guarantee certain
                                 ---------
payments on the Designated Preferred Securities pursuant to a Guarantee Agreement, to be dated as of ____________ ____, 2003, between the Company and Fifth Third Bank, as guarantee trustee (the "Guarantee"), to the extent
                                             ---------
described therein.

         2.       Representations and Warranties.
                  ------------------------------

                  The Offerors jointly and severally represent and warrant to, and agree with, each of the Underwriters that:

                 (a) The reports filed with the Securities and Exchange Commission (the "Commission") by the Company under the 1934 Act, and the rules
                 ----------
and regulations thereunder (the "1934 Act Regulations") at the time the reports
                                 --------------------
were filed with the Commission, complied as to form in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

                 (b) The Offerors have prepared and filed with the Commission a registration statement on Form S-2 (File Numbers 333-__________ and 333-__________-01) for the registration of the Designated Preferred Securities, the Guarantee and $71,134,025 aggregate principal amount of Debentures under the Securities Act of 1933, as amended (the "1933 Act"), including the related
                                         --------
prospectus subject to completion, and one or more amendments to such registration statement may have been so filed, in each case in conformity in all material respects with the requirements of the 1933 Act, the rules and regulations promulgated thereunder (the "1933 Act Regulations") and the Trust
                                         --------------------
Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the rules and
                                        -------------------
regulations thereunder. Copies of such registration statement, including any amendments thereto and any documents incorporated by reference therein, each Preliminary Prospectus (as defined herein) contained therein and the exhibits, financial statements and schedules to such registration statement, as finally amended and revised, have heretofore been delivered by the Offerors to the Representatives. After the execution of this Agreement, the Offerors will file with the Commission (A) if such registration statement, as it may have been amended, has been declared by the Commission to be effective under the 1933 Act, a prospectus in the form most recently included in an amendment to such registration statement (or, if no such amendment shall have been filed, in such registration statement), with such changes or insertions as are required by Rule 430A of the 1933 Act Regulations ("Rule 430A") or permitted by Rule 424(b) of
                                   ---------
the 1933 Act Regulations ("Rule 424(b)") and as have been provided to and not
                           -----------
objected to by the Representatives prior to (or as are agreed to by the Representatives subsequent to) the execution of this Agreement, or (B) if such registration statement, as it may have been amended, has not been declared by the Commission to be effective under the 1933 Act, an amendment to such registration statement, including a form of final prospectus, necessary to permit such registration statement to become effective, a copy of which amendment has been furnished to and not objected to by the Representatives prior to (or is agreed to by the Representatives subsequent to) the execution of this Agreement. As used in this Agreement, the term "Registration Statement" means
                                                ----------------------
such registration statement, as amended at the time when it was or is declared effective under the 1933 Act, including (1) all financial schedules and exhibits thereto, (2) all documents (or portions thereof) incorporated by reference therein filed under the 1934 Act and (3) any information omitted therefrom pursuant to Rule 430A and included in the Prospectus (as hereinafter defined); the term "Preliminary Prospectus" means each prospectus subject to completion
          ----------------------
filed with such registration statement or any amendment thereto including all documents (or portions thereof) incorporated by reference therein under the 1934 Act (including the prospectus subject to completion, if any, included in the Registration Statement and each prospectus filed pursuant to Rule 424(a) under the 1933 Act); and the term "Prospectus" means the prospectus first filed with
                             ----------
the Commission pursuant to Rule 424(b)(1) or (4) or, if no prospectus is required to be filed pursuant to Rule 424(b)(1) or (4), the prospectus included in the Registration Statement, in each case including the financial schedules and all documents (or portions thereof) incorporated by reference therein under the 1934 Act. The date on which the Registration Statement becomes effective is hereinafter referred to as the "Effective Date."

                  (c) The documents incorporated by reference in the Preliminary Prospectus or Prospectus or from which information is so incorporated by reference, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and when read together and with the other information in the Preliminary Prospectus or Prospectus, as the case may be, at the time the Registration Statement became or becomes effective and at the Closing Date and any Option Closing Date, did not or will not, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date that each Preliminary Prospectus was filed with the Commission or as of the date that the Prospectus and any amendment or supplement thereto was filed with the Commission (or, if not filed, on the date provided by the Offerors to the Underwriters in connection with the offering and sale of the Preferred

Securities), as the case may be, no event has or will have occurred which should have been set forth in an amendment or supplement to any of the documents incorporated by reference in the Preliminary Prospectus or Prospectus which has not then been set forth in such an amendment or supplement.

                  (d) No order preventing or suspending the use of any Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) has been issued by the Commission, nor has the Commission, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose. Each Preliminary Prospectus, at the time of filing thereof, (A) complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and (B) did not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty does not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Offerors by any of the Underwriters expressly for inclusion in the Prospectus (which includes only the information appearing beneath the heading "Underwriting" and the paragraph immediately following the price table on the cover page of the Prospectus (such information referred to herein as the "Underwriters' Information")). As of the date that each
               -------------------------
Preliminary Prospectus was filed with the Commission or as of the date that the Prospectus and any amendment or supplement thereto was filed with the Commission (or, if not filed, on the date provided by the Offerors to the Underwriters in connection with the offering and sale of the Preferred Securities), as the case may be, no event has or will have occurred which should have been set forth in an amendment or supplement to the Preliminary Prospectus or Prospectus which has not then been set forth in the Preliminary Prospectus, Prospectus or such an amendment or supplement. Each Preliminary Prospectus and the Prospectus will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, except to the extent permitted by Regulation S-T.
  -----
                  (e) The Registration Statement has been declared effective under the 1933 Act, and no post-effective amendment to the Registration Statement has been filed with the Commission as of the date of this Agreement. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the Company's knowledge, threatened by the Commission. At the Effective Date and at all times subsequent thereto, up to and including the Closing Date and, if applicable, the Option Closing Date, the Registration Statement and any post-effective amendment thereto (A) complied and will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations and the Trust Indenture Act (and the rules and regulations thereunder) and (B) did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. At the Effective Date and at all times when the Prospectus is required to be delivered in connection with offers and sales of Designated Preferred Securities, including, without limitation, the Closing Date and, if applicable, the Option Closing Date, the Prospectus, as amended or supplemented, (A) complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and the Trust Indenture Act (and the rules and regulations thereunder) and (B) did not contain and will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty does not apply to Underwriters' Information. As of the date that the Registration Statement was filed with the Commission, no event has or will have occurred which should have been set forth in the Registration Statement or an amendment or supplement to the Registration Statement which has not then been set forth in such an amendment or supplement. The Registration Statement will be identical to the electronically transmitted copy thereof filed with the Commission pursuant to its EDGAR system, except to the extent permitted by Regulation S-T.

                  (f) (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Missouri, with full corporate and other power and authority to own, lease and operate its properties and conduct its business as described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act").
          -------
                           (ii) The Trust has been duly created and is validly existing as a statutory trust in good standing under the Delaware Statutory Trust Act with the power and authority (trust and other) to own its property and conduct its business as described in the Registration Statement and Prospectus, to issue and sell its common securities (the "Common Securities") to the Company pursuant to the
                          -----------------
         Trust Agreement, to issue and sell the Designated Preferred Securities, to enter into and perform its obligations under this Agreement and to consummate the transactions herein contemplated; the Trust has no subsidiaries and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Trust; the Trust has conducted and will conduct no business other than the transactions contemplated by this Agreement, the Trust Agreement and described in the Prospectus; the Trust is not a party to or bound by any agreement or instrument other than this Agreement, the Trust Agreement and the agreements and instruments contemplated by the Trust Agreement and described in the Prospectus; the Trust has no liabilities or obligations other than those arising out of the transactions contemplated by this Agreement and the Trust Agreement and described in the Prospectus; the Trust is not a party to or subject to any action, suit or proceeding of any nature; the Trust is, and at the Closing Date or any Option Closing Date will be, classified as a grantor trust for United States federal income tax purposes; the Trust is not, and at the Closing Date or any Option Closing Date will not be, to the knowledge of the Offerors, classified as an association taxable as a corporation for United States federal income tax purposes; and the Trust is, and as of the Closing Date or any Option Closing Date will be, treated as a consolidated subsidiary of the Company pursuant to accounting principles generally accepted in the United States of America.

                  (g) The Company has fifteen (15) direct or indirect subsidiaries that have material ongoing operations. They are listed on Exhibit A attached hereto and incorporated herein (the "Subsidiaries"). The Company does
                                              ------------
not own or control, directly or indirectly, more than 5% of any class of equity security of any corporation, association or other entity that conducts material ongoing operations other than the Subsidiaries, except for the ownership of 1,205,929 shares (approximately 7.61 %, based on the number of shares outstanding on September 30, 2002) of the common stock of Allegiant Bancorp, Inc. First Bank and First Bank & Trust are collectively referred to as the "Banks." Each Subsidiary is a bank holding company, state bank, trust
     -----
company, statutory trust or corporation duly organized or incorporated (as applicable), validly existing and in active status or good standing, as applicable, with all applicable Regulators (as defined below) and under the laws of its respective jurisdiction of organization or incorporation. Each such Subsidiary has full corporate and other power and authority to own, lease and operate its properties and to conduct its business as described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted. The deposit accounts of the Banks are insured by the Bank Insurance Fund or Savings Association Insurance Fund, both administered by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount
                                                ----
provided by law; and no proceedings for the modification, termination or revocation of any such insurance are pending or, to the knowledge of the Offerors, threatened.

                  (h) The Company and each of the Subsidiaries is duly qualified or authorized to transact business as a foreign corporation and is in active status or good standing, as applicable, in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification or authorization and in which the failure to be so qualified or authorized would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and the Subsidiaries on a consolidated basis. All of the issued and outstanding shares of capital stock of the Subsidiaries (A) have been duly authorized and are validly issued, (B) are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o or under applicable state banking law, and (C) except as disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), are directly or indirectly owned by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon voting or transfer, preemptive rights, claim or equity.

                  (i) The capital stock of the Company and the equity securities of the Trust conform to the description thereof contained in the Registration Statement and Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). The outstanding shares of capital stock and equity securities of each Offeror have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares were issued in violation of the preemptive or similar rights of any security holder of an Offeror; no person has any preemptive or similar right to purchase any shares of capital stock or equity securities of the Offerors. Except as disclosed in the Registration Statement and Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no outstanding rights, options or warrants to acquire any securities of the Offerors or the Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any securities of the Offerors or the Subsidiaries and no restrictions upon the voting or transfer of any capital stock of the Company or equity securities of the Trust pursuant to the Company's corporate charter or bylaws, the Trust Agreement or any agreement or other instrument to which an Offeror is a party or by which an Offeror is bound. The Company has an authorized and outstanding capitalization as set forth in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus).

                  (j) (i) The Trust has all requisite power and authority to issue, sell and deliver the Designated Preferred Securities in accordance with and upon the terms and conditions set forth in this Agreement, the Trust Agreement, the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). All corporate and trust action required to be taken by the Offerors for the authorization, issuance, sale and delivery of the Designated Preferred Securities in accordance with such terms and conditions has been validly and sufficiently taken. The Designated Preferred Securities, when delivered and paid for in accordance with this Agreement, will be duly and validly issued and outstanding, will be fully paid and nonassessable undivided beneficial interests in the assets of the Trust, will be entitled to the benefits of the Trust Agreement, will not be issued in violation of or subject to any preemptive or similar rights, and will conform to the description thereof contained in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and the Trust Agreement. None of the Designated Preferred Securities, immediately prior to delivery, will be subject to any security interest, lien, mortgage, pledge, encumbrance, restriction upon voting or transfer, preemptive rights, claim or equity.

                           (ii) The Debentures have been duly and validly authorized, and, when duly and validly executed, authenticated and issued as provided in the Indenture and delivered against payment thereof to the Trust pursuant to the Trust Agreement, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws, will be in the form contemplated by, and entitled to the benefits of, the Indenture, will conform to the description thereof contained in the Prospectus and will be owned by the Trust free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon transfer, preemptive rights, claim or equity.

                           (iii) The Guarantee has been duly and validly authorized, and, when duly and validly executed and delivered to the guarantee trustee for the benefit of the holders of the Designated Preferred Securities, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and will conform to the description thereof contained in the Prospectus.

                           (iv) The Agreement as to Expenses and Liabilities between the Company and the Trust (the "Expense Agreement") has been
                                                 -----------------
         duly and validly authorized, and, when duly and validly executed and delivered by the Company, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, and will conform to the description thereof contained in the Prospectus.

                  (k) The Offerors and the Subsidiaries have complied with all foreign, federal, state and local statutes, regulations, ordinances and rules applicable to the ownership and operation of their properties or the conduct of their businesses as described in or contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and as currently being conducted, except where the failure to be in compliance would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

                  (l) The Offerors and the Subsidiaries have all permits, easements, consents, licenses, franchises and other governmental and regulatory authorizations from all appropriate federal, state, local or other public authorities ("Permits") as are necessary to own and lease their properties and
              -------
conduct their businesses in the manner described in and contemplated by the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), except where the failure to have such Permits would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. All material Permits are in full force and effect and each of the Offerors and the Subsidiaries are in all material respects complying therewith, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or will result in any other material impairment of the rights of the holder of any material Permit, subject in each case to such qualification as may be adequately disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). No material Permit contains any restriction that would materially impair the ability of the Company or the Subsidiaries to conduct their businesses in the manner consistent with their past practices. Neither the Offerors nor any of the Subsidiaries has received notice or otherwise has knowledge of any proceeding or action relating to the revocation or modification of any material Permit.

                  (m) Neither of the Offerors nor any of the Subsidiaries is in breach or violation of its corporate charter, by-laws or other governing documents (including without limitation, the Trust Agreement) in any material respect. Neither of the Offerors nor any of the Subsidiaries is, and to the knowledge of the Offerors no other party is, in violation, breach or default (with or without notice or lapse of time or both) in the performance or observance of any term, covenant, agreement, obligation, representation, warranty or condition contained in (A) any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license, material Permit or any other agreement or instrument to which it is a party or by which it or any of its properties may be bound, which breach, violation or default could have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, and to the knowledge of the Offerors, no other party has asserted that the Offerors or any of the Subsidiaries is in such violation, breach or default (provided that the foregoing shall not apply to defaults by borrowers or lessees from the Banks), or (B) except as disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), any order, decree, judgment, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties the breach, violation or default of which could have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects, or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

                  (n) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, the Trust Agreement, the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) do not and will not conflict with, result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Offerors or the Subsidiaries or the Designated Preferred Securities pursuant to, constitute a breach or violation of, or constitute a default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of the charter or by-laws of the Company or the Subsidiaries, the Trust Agreement, the Guarantee, the Indenture, any indenture, mortgage, deed of trust, loan or credit agreement or note, or any material contract, lease, franchise, license, Permit or any other agreement or instrument to which the Offerors or the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or any order, decree, judgment, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties which conflict, creation, imposition, breach, violation or default would have either singly or in the aggregate a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. No authorization, approval, consent or order of or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required in connection with the transactions contemplated by this Agreement, the Trust Agreement, the Indenture, the Guarantee, the Registration Statement and the Prospectus, except such as have been obtained under the 1933 Act, the Trust Indenture Act and from the New York Stock Exchange relating to the listing of the Designated Preferred Securities, and such as may be required under state securities laws or Interpretations or Rules of the National Association of Securities Dealers, Inc. ("NASD") in connection with the purchase and
                           ----
distribution of the Designated Preferred Securities by the Underwriters.

                  (o) The Offerors have all requisite power and authority to enter into this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Offerors and constitutes the legal, valid and binding agreement of the Offerors, enforceable against the Offerors in accordance with its terms, except as the enforcement thereof may be limited by general principles of equity and by bankruptcy or other laws relating to or affecting creditors' rights generally and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws. Each of the Indenture, the Trust Agreement, the Guarantee and the Expense Agreement has been duly authorized by the Company, and, when executed and delivered by the Company on the Closing Date, each of said agreements will constitute a valid and legally binding obligation of the Company and will be enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws. Each of the Indenture, the Trust Agreement and the Guarantee has been duly qualified under the Trust Indenture Act and will conform to the description thereof contained in the Prospectus.

                  (p) The Company and the Subsidiaries have good and marketable title in fee simple to all real property and good title to all personal property owned by them and material to their business, in each case free and clear of all security interests, liens, mortgages, pledges, encumbrances, restrictions, claims, equities and other defects except such as are referred to in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) or such as do not materially affect the value of such property in the aggregate and do not materially interfere with the use made or proposed to be made of such property; and all of the leases under which the Company or the Subsidiaries hold real or personal property are valid, existing and enforceable leases and in full force and effect with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real or personal property, and neither the Company nor any of the Subsidiaries is in default in any material respect of any of the terms or provisions of any leases.

                  (q) KPMG LLP, who have certified the consolidated financial statements of the Company and its subsidiaries, including the notes thereto, included or incorporated by reference in the Registration Statement and Prospectus, are independent public accountants with respect to the Company and its subsidiaries, as required by the 1933 Act and the 1933 Act Regulations.

                  (r) The consolidated financial statements including the notes thereto, included or incorporated by reference in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) with respect to the Company and its subsidiaries comply in all material respects with the 1933 Act and the 1933 Act Regulations and present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated statements of income, cash flows and changes in stockholders' equity and comprehensive income of the Company and its subsidiaries for the periods specified and have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except that the interim financial statements are subject to normal year-end adjustments and do not include all footnotes required by accounting principles generally accepted in the United States of America for audited financial statements. The selected consolidated financial data concerning the Offerors and the Company's subsidiaries included in the Registration Statement and the Prospectus (or such Preliminary Prospectus) comply in all material respects with the 1933 Act and the 1933 Act Regulations, have been derived from the financial statements or operating records of the Company, present fairly the information set forth therein, and have been compiled on a basis consistent with that of the consolidated financial statements of the Offerors and the Company's subsidiaries in the Registration Statement and the Prospectus (or such Preliminary Prospectus). The other financial, statistical and numerical information included in the Registration Statement and the Prospectus (or such Preliminary Prospectus) complies in all material respects with the 1933 Act and the 1933 Act Regulations, has been derived from the financial statements or operating records of the Company, presents fairly the information shown therein, and to the extent applicable has been compiled on a basis consistent with the consolidated financial statements of the Company and its subsidiaries included in the Registration Statement and the Prospectus (or such Preliminary Prospectus).

                  (s) Since the respective dates as of which information is given in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), except as otherwise stated therein:

                           (i) neither of the Offerors nor any of the Subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree which is material to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis;

                           (ii) there has not been any material adverse change in, or any development which is reasonably likely to have a material adverse effect on, the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business;

                           (iii) neither of the Offerors nor any of the Subsidiaries has incurred any liabilities or obligations, direct or contingent, or entered into any material transactions, other than in the ordinary course of business, which are material to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis;

                           (iv) neither of the Offerors has declared or paid any dividend and neither of the Offerors nor any of the Subsidiaries has become delinquent in the payment of principal or interest on any outstanding borrowings, except for dividends on the Company's Class A and Class B preferred stock declared in January 2003, in amounts comparable to those declared and paid in prior periods;

                           (v) there has not been any change in the capital stock, trust preferred securities, long-term debt, obligations under capital leases or, other than in the ordinary course of business, short-term borrowings of the Offerors or the Subsidiaries; and

                           (vi) there has not occurred any other event and there has arisen no set of circumstances required by the 1933 Act or the 1933 Act Regulations to be disclosed in the Registration Statement or Prospectus which has not been so set forth in the Registration Statement or such Prospectus as fairly and accurately summarized therein.

                  (t) Except as set forth in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), no charge, investigation, action, suit or proceeding is pending or, to the knowledge of the Offerors, threatened, against or affecting the Offerors or the Subsidiaries or any of their respective properties before or by any court or any regulatory, administrative or governmental official, commission, board, agency or other authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding would have a material adverse effect on the consummation of this Agreement or the transactions contemplated herein or the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Registration Statement or the Prospectus (or such Preliminary Prospectus) and is not so disclosed.

                  (u) There are no contracts or other documents required to be filed as exhibits to the Registration Statement by the 1933 Act or the 1933 Act Regulations or the Trust Indenture Act (or any rules or regulations thereunder) which have not been filed as exhibits to or incorporated by reference into the Registration Statement, or that are required to be summarized in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) that are not so summarized.

                  (v) Neither of the Offerors has taken, directly or indirectly, any action causing or resulting in or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of any security of the Offerors in connection with the sale or resale of the Designated Preferred Securities in violation of the Commission's rules and regulations, including, but not limited to, Regulation M, nor is either Offeror aware of any such action having been taken or to be taken by any affiliate of the Offerors.

                  (w) The Offerors and the Subsidiaries own, or possess adequate rights to use, all patents, copyrights, trademarks, service marks, trade names and other rights necessary to conduct the businesses now conducted by them in all material respects or as described in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), and neither the Offerors nor the Subsidiaries have received any notice of infringement or conflict with asserted rights of others with respect to any patents, copyrights, trademarks, service marks, trade names or other rights which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, and the Offerors do not know of any basis for any such infringement or conflict.

                  (x) Except as adequately disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), no labor dispute involving the Company or the Subsidiaries exists or, to the knowledge of the Offerors, is imminent which might be expected to have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). Neither the Company nor any of the Subsidiaries has received notice of any existing or threatened labor dispute by the employees of any of its principal suppliers, customers or contractors which might be expected to have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and the Subsidiaries on a consolidated basis.

                  (y) The Offerors and the Subsidiaries have timely and properly prepared and filed, or have timely and properly filed extensions for, all necessary federal, state, local and foreign tax returns which are required to be filed and have paid all taxes shown as due thereon and have paid all other taxes and assessments to the extent that the same shall have become due, except such as are being contested in good faith or where the failure to so timely and properly prepare and file would not have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. The Offerors have no knowledge of any tax deficiency which has been or might be assessed against the Offerors or the Subsidiaries which, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

                  (z) Each of the material contracts, agreements and instruments described or referred to in the Registration Statement or the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) and each contract, agreement and instrument filed as an exhibit to the Registration Statement is in full force and effect and is the legal, valid and binding agreement of the Offerors or the Subsidiaries, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. Except as disclosed in the Prospectus (or such Preliminary Prospectus), to the knowledge of the

Offerors, no other party to any such agreement is (with or without notice or lapse of time or both) in breach or default in any material respect thereunder.

                  (aa) No relationship, direct or indirect, exists between or among the Offerors or the Subsidiaries, on the one hand, and the directors, officers, trustees, shareholders, customers or suppliers of the Offerors or the Subsidiaries, on the other hand, which is required to be described in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) which is not adequately described therein.

                  (bb) No person has the right to request or require the Offerors or the Subsidiaries to register any securities for offering and sale under the 1933 Act by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Designated Preferred Securities except as adequately disclosed in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus).

                  (cc) The Designated Preferred Securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                  (dd) Except as described in or contemplated by the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no contractual encumbrances or restrictions or material legal restrictions required to be described therein, on the ability of any of the Subsidiaries (A) to pay dividends or make any other distributions on its capital stock or to pay any indebtedness owed to the Offerors, (B) to make any loans or advances to, or investments in, the Offerors or (C) to transfer any of its property or assets to the Offerors.

                  (ee) Except for Star Lane Trust, neither of the Offerors nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Star Lane Trust has timely and
                 ----------------------
properly prepared and filed all necessary documents and information which are required to be filed with the Commission under the Investment Company Act and has operated in compliance with the Investment Company Act. No order preventing or suspending Star Lane Trust from acting as an "investment company" has been issued by the Commission, nor has the Commission, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose.

                  (ff) The Offerors have not distributed and will not distribute prior to the Closing Date any prospectus in connection with the Offering, other than a Preliminary Prospectus, the Prospectus, the Registration Statement and the other materials permitted by the 1933 Act and the 1933 Act Regulations and reviewed by the Representatives.

                  (gg) The activities of the Offerors and the Subsidiaries are permitted under applicable federal and state banking laws and regulations. The Company has all necessary approvals, including the approval of the FDIC, the State of Missouri Division of Finance (the "SMDF"), the California Department of
                                            ----
Financial Institutions (the "CDFI") and the Board of Governors of the Federal
                             ----
Reserve System ("FRB"), as applicable, to own the capital stock of the
                 ---
Subsidiaries. Neither the Company nor any of the Subsidiaries is a party or subject to any agreement or memorandum with, or directive or other order issued by, the FRB, the SMDF, the CDFI, the FDIC or other regulatory authority having jurisdiction over it (each, a "Regulator," and collectively, the "Regulators"),
                               ---------                          ----------
which imposes any restrictions or requirements not generally applicable to entities of the same type as the Company and the Subsidiaries. Neither the Company nor any Subsidiary is subject to any directive from any Regulator to make any material change in the method of conducting their respective businesses, and no such directive is pending or threatened by such Regulators.

                  (hh) Each Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to be in compliance would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries taken as a whole. No Bank or any directors, officers or employees of any Bank, has committed any material breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

                  (ii) The Offerors are eligible for the use of Form S-2.

                  (jj) The Offerors and the Subsidiaries are in compliance with all provisions of Section 517.075, Florida Statutes, relating to doing business with the Government of Cuba or with any person or affiliate located in Cuba.

                  (kk) Neither the Company nor any Subsidiary has any liability under any "pension plan," as defined in the Employee Retirement Income Security Act of 1974, as amended.

                  (ll) Each of the Company and the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and to maintain asset accountability, (C) access to assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The books, records and accounts and systems of internal accounting controls of the Company and each of the Subsidiaries comply in all material respects with the requirements of Section 13(b)(2) of the 1934 Act.

                  (mm) Other than as contemplated by this Agreement and as disclosed in the Registration Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

                  (nn) No report or application filed by the Company or any of its Subsidiaries with the FRB, the FDIC, the SMDF, the CDFI or any other state or federal regulatory authority, as of the date it was filed or amended, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material respects with the applicable requirements of the FRB, the FDIC, the SMDF, the CDFI or any other state or federal regulatory authority, as the case may be.

                  (oo) Based upon current guidelines of the FRB, the Debentures will constitute "Tier 1" capital (as defined in 12 C.F.R. Part 225), subject to applicable regulatory restrictions on the amount thereof that can be included in Tier 1 capital.

                  (pp) To the best knowledge of the Offerors, no hazardous substances, hazardous wastes, pollutants or contaminants have been deposited or disposed of in, on or under the properties of the Company or any of the Subsidiaries (including properties owned, managed or controlled by a Subsidiary in connection with its lending activities) during the period in which the Company or the Subsidiary has owned, occupied, managed, controlled or operated such properties, in violation of any environmental, safety, health or similar laws or regulations, orders, decrees or permits relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Regulations"), or any order,
                                     -------------------------
judgment, decree or permit which would require remedial action under any Environmental Regulation, except for any violations or remedial actions which would not have, in the aggregate, a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis. The Company and each of the Subsidiaries (i) is in material compliance with all applicable Environmental Regulations and (ii) has received all permits, licenses, consents or other approvals required under applicable Environmental Regulations to conduct its business, in each case except where the failure to do so would not have a material adverse effect upon the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis.

                  (qq) None of the Offerors, the Subsidiaries or, to the best knowledge of the Offerors, any other person associated with or acting on behalf of the Offerors or any of the Subsidiaries, including, without limitation, any director, officer, agent, or employee of any of the Subsidiaries or the Company has, directly or indirectly, while acting on behalf of such Offeror or Subsidiary (i) used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (ii) made any unlawful contribution to any candidate for foreign or domestic office, or to any foreign or domestic government officials or employees or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof or to foreign or domestic political parties or campaigns from corporate funds, or failed to disclose fully any contribution in violation of law; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other payment of funds of either or both of the Offerors or a Subsidiary or retained any funds which constitute a violation of any law, rule or regulation or which was or is required to be disclosed in the Registration Statement or the Prospectus pursuant to the requirements of the 1933 Act or the 1933 Act Regulations.

                  (rr) The employee benefit plans, including employee welfare benefit plans, of the Company and each of the Subsidiaries (the "Employee
                                                                 --------
Plans") have been operated in material compliance with the applicable provisions
-----
of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"),
                                                                     -----
the Internal Revenue Code of 1986, as amended (the "Code"), all regulations,
                                                    ----
rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations (except to the extent such noncompliance would not, in the aggregate, have a material adverse effect upon the condition (financial or otherwise) earnings, affairs, business, prospects or results of operations of the Offerors or the Subsidiaries on a consolidated basis). No reportable event under Section 4043(c) of ERISA has occurred with respect to any Employee Plan of the Company or any of the Subsidiaries for which the reporting requirements have not been waived by the Pension Benefit Guaranty Corporation. No prohibited transaction under Section 406 of ERISA, for which an exemption does not apply, has occurred with respect to any Employee Plan of the Company or any of the Subsidiaries. There are no pending or, to the knowledge of the Offerors, threatened, claims by or on behalf of any Employee Plan, by any employee or beneficiary covered under any such Employee Plan or by any governmental authority or otherwise involving such Employee Plans or any of their respective fiduciaries (other than for routine claims for benefits). All Employee Plans that are group health plans have been operated in material compliance with the group health plan continuation coverage requirements of
Section 4980B of the Code.

                  (ss) Except for Missouri Valley Partners, Inc., neither of the Offerors nor any Subsidiary is an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), required to
                                                  ------------
register, become licensed or qualify as a broker dealer with the Commission or any state securities authority. Missouri Valley Partners, Inc. is duly registered and has timely and properly prepared and filed all necessary documents and information which are required to be filed with the Commission under the Advisers Act and has operated in compliance with the Advisers Act. All investment adviser representatives employed or otherwise utilized by Missouri Valley Partners, Inc. are licensed and/or registered, in each case if required, with the appropriate federal and/or state authorities. No order preventing or suspending any investment adviser representative of Missouri Valley Partners, Inc. from acting as an "investment adviser representative" has been issued by the Commission or any such state authority, nor has the Commission or any state authority, to the knowledge of the Offerors, threatened to issue such an order or instituted proceedings for that purpose.

         3.        Offering by the Underwriters. After the Registration
                   ----------------------------
Statement becomes effective or, if the Registration Statement is already effective, after this Agreement becomes effective, the Underwriters propose to offer the Firm Preferred Securities for sale to the public upon the terms and conditions set forth in the Prospectus. The Underwriters may from time to time thereafter reduce the public offering price and change the other selling terms, provided the proceeds to the Trust shall not be reduced as a result of such reduction or change. Because the NASD may view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

                  The Underwriters may reserve and sell such of the Designated Preferred Securities purchased by the Underwriters as the Underwriters may elect to dealers chosen by you (the "Selected Dealers") at the public offering price
                               ----------------
set forth in the Prospectus less the applicable Selected Dealers' concessions set forth therein, for re-offering by Selected Dealers to the public at the public offering price. The Underwriters may allow, and Selected Dealers may re-allow, a concession set forth in the Prospectus to certain other brokers and dealers.

         4.       Certain Covenants of the Offerors. The Offerors jointly and
                  ---------------------------------
severally covenant with the Underwriters as follows:

                  (a) The Offerors shall use their best efforts to cause the Registration Statement and any amendments thereto, if not effective at the time of execution of this Agreement, to become effective as promptly as possible. If the Registration Statement has become or becomes effective pursuant to Rule 430A and information has been omitted therefrom in reliance on Rule 430A, then, the Offerors will prepare and file in accordance with Rule 430A and Rule 424(b), the Prospectus or, if required by Rule 430A, a post-effective amendment to the Registration Statement (including the Prospectus) containing all information so omitted and will provide evidence satisfactory to the Representatives of such timely filing.

                  (b) The Offerors shall notify you immediately, and, if requested by you, shall promptly confirm such notice in writing:

                           (i) when the Registration Statement or any post effective amendment to the Registration Statement, has become effective, or when the Prospectus or any supplement to the Prospectus or any amended Prospectus has been filed;

                           (ii) of the receipt of any comments or requests from the Commission relating to the Registration Statement or the Prospectus;

                           (iii) of any request of the Commission to amend or supplement the Registration Statement, any Preliminary Prospectus or the Prospectus or for additional information; and

                           (iv) of the issuance by the Commission or any state or other regulatory body of any stop order or other order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus, or suspending the qualification of any of the Designated Preferred Securities for offering or sale in any jurisdiction or the institution or threat of institution of any proceedings for any of such purposes. The Offerors shall use their best efforts to prevent the issuance of any such stop order or of any other such order and if any such order is issued, to cause such order to be withdrawn or lifted as soon as possible.

                  (c) The Offerors shall furnish to the Underwriters, from time to time without charge, as soon as available, as many copies as the Underwriters may reasonably request of (i) the registration statement as originally filed and of all amendments thereto, in executed form, including exhibits, whether filed before or after the Effective Date, (ii) all exhibits and documents incorporated therein or filed therewith, (iii) all consents and certificates of experts in executed form, (iv) each Preliminary Prospectus and all amendments and supplements thereto, and (v) the Prospectus, and all amendments and supplements thereto.

                  (d) During the time when a prospectus is required to be delivered under the 1933 Act, the Offerors shall comply to the best of their ability with the 1933 Act and the 1933 Act Regulations and the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Designated Preferred Securities as contemplated herein and in the Trust Agreement and the Prospectus. The Offerors shall not file any amendment to the registration statement as originally filed or to the Registration Statement and shall not file any amendment thereto or make any amendment or supplement to any

Preliminary Prospectus or to the Prospectus unless you shall previously have been advised in writing and provided a copy a reasonable time prior to the proposed filings thereof and to which you or counsel for the Underwriters shall not have objected. If it is necessary, in the Company's reasonable opinion or in the reasonable opinion of the Company's counsel to amend or supplement the Registration Statement or the Prospectus in connection with the distribution of the Designated Preferred Securities, the Offerors shall forthwith amend or supplement the Registration Statement or the Prospectus, as the case may be, by preparing and filing with the Commission (provided the Underwriters or counsel for the Underwriters do not reasonably object), and furnishing to you, such number of copies as you may reasonably request of an amendment or amendments of, or a supplement or supplements to, the Registration Statement or the Prospectus, as the case may be (in form and substance reasonably satisfactory to you and counsel for the Underwriters). If any event shall occur as a result of which it is necessary to amend or supplement the Prospectus to correct an untrue statement of a material fact or to include a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if for any reason it is necessary at any time to amend or supplement the Prospectus to comply with the 1933 Act and the 1933 Act Regulations, the Offerors shall, subject to the second sentence of this subsection (d), forthwith amend or supplement the Prospectus by preparing and filing with the Commission, and furnishing to you, such number of copies as you may reasonably request of an amendment or amendments of, or a supplement or supplements to, the Prospectus (in form and substance satisfactory to you and counsel for the Underwriters) so that, as so amended or supplemented, the Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (e) The Offerors shall use their best efforts to permit the Designated Preferred Securities to be eligible for clearance and settlement through the facilities of DTC.

                  (f) The Offerors shall make generally available to their security holders in the manner contemplated by Rule 158 of the 1933 Act Regulations and furnish to you as soon as practicable, but in any event not later than sixteen (16) months after the Effective Date, a consolidated earnings statement of the Offerors in reasonable detail, covering a period of at least twelve (12) consecutive months beginning after the Effective Date, conforming with the requirements of Section 11(a) of the 1933 Act and Rule 158.

                  (g) The Offerors shall use the proceeds from the sale of the Designated Preferred Securities to be sold by the Trust hereunder in the manner specified in the Prospectus under the caption "Use of Proceeds."

                  (h) For five years from the Effective Date, the Offerors shall furnish to the Representatives copies of all reports and communications (financial or otherwise) furnished by the Offerors to the holders of the Designated Preferred Securities as a class, copies of all reports and financial statements filed with or furnished to the Commission (other than portions for which confidential treatment has been obtained from the Commission) or with the New York Stock Exchange, any national securities exchange, or other self-regulatory organization, and such other documents, reports and information concerning the business and financial conditions of the Offerors as the Representatives may reasonably request, other than such documents, reports and information for which the Offerors have the legal obligation not to reveal to the Representatives.

                  (i) Until the earlier of the Option Closing Date or the expiration of the Option, the Offerors shall not, directly or indirectly, offer for sale, sell or agree to sell or otherwise dispose of any Designated Preferred Securities other than pursuant to this Agreement, any other beneficial interests in the assets of the Trust or any securities of the Trust or the Company that are substantially similar to the Designated Preferred Securities or the Debentures, including any guarantee of such beneficial interests or substantially similar securities, or securities convertible into or exchangeable for or that represent the right to receive any such beneficial interest or substantially similar securities, without the prior written consent of the Representatives.

                  (j) The Offerors shall use their best efforts to cause the Designated Preferred Securities to become listed on the New York Stock Exchange or in lieu thereof to be listed or quoted on a national securities exchange, and to remain so listed, quoted or included for at least five (5) years from the Effective Date or for such shorter period as may be specified in a written consent of the Representatives, provided this shall not prevent the Company from redeeming the Designated Preferred Securities pursuant to the terms of the Trust Agreement. If the Designated Preferred Securities are then listed and are exchanged for Debentures, the Company will use its best efforts to have the Debentures promptly listed on the New York Stock Exchange or a national stock exchange or to be listed, quoted or included on a national securities exchange or other organization in or on which the Designated Preferred Securities are then listed, quoted or included, and to have the Debentures promptly registered under the Exchange Act.

                  (k) Subsequent to the date of this Agreement and through the date which is the later of (i) the day following the date on which the Option to purchase the Option Preferred Securities shall expire or (ii) the day following the Option Closing Date with respect to any Option Preferred Securities that the Underwriters shall elect to purchase, except as described in or contemplated by the Prospectus, neither the Offerors nor any of the Subsidiaries shall take any action (or refrain from taking any action) which will result in the Offerors or the Subsidiaries incurring any material liability or obligation, direct or contingent, or enter into any material transaction, except in the ordinary course of business, and there will not be any material change in the financial position, capital stock, or any material increase in long-term debt, obligations under capital leases or, other than in the ordinary course of business, short-term borrowings of the Offerors and the Subsidiaries on a consolidated basis.

                  (l) The Offerors shall not, for a period of 180 days after the date hereof, without the prior written consent of the Representatives, purchase, redeem or call for redemption, or prepay or give notice of prepayment (or announce any redemption or call for redemption, or any repayment or notice of prepayment) any of the Offerors' securities, except for the trust preferred securities issued by First Preferred Capital Trust and First America Capital Trust and the related debentures issued by the Company and First Banks America, Inc.

                  (m) The Offerors shall not take, directly or indirectly, any action designed to result in or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Offerors in connection with the sale or resale of the Designated Preferred Securities in violation of the Commission's rules and regulations, including, but not limited to, Regulation M, and the Offerors are not aware of any such action taken or to be taken by any affiliate of the Offerors.

                  (n) Prior to the Closing Date (and, if applicable, the Option Closing Date), the Offerors will not issue any press release or other communication directly or indirectly or hold any press conference with respect to the Offerors, the Subsidiaries or the offering of the Designated Preferred Securities (the "Offering") without your prior consent; provided, however, that
                 --------
if an Offeror is advised by legal counsel that it is legally required to issue a press release or other communication, then such Offeror shall be permitted to do so, after giving written notice thereof to you.

                  (o) The Offerors shall inform the Florida Department of Banking and Finance at any time prior to the consummation of the distribution of the Securities by the Underwriters if either of the Offerors or any of the Subsidiaries commences engaging in business with the government of Cuba or with a person or affiliate located in Cuba, with such information to be provided within ninety (90) days after the commencement thereof or after a change occurs with respect to previously reported information.

         5.       Payment of Expenses. Whether or not this Agreement is
                  -------------------
terminated or the sale of the Designated Preferred Securities to the Underwriters is consummated, the Company covenants and agrees that it will pay or cause to be paid (directly or by reimbursement) all costs and expenses incident to the performance of the obligations of the Offerors under this Agreement, including:

                  (a) the preparation, printing, filing, delivery and shipping of the initial registration statement, the Preliminary Prospectus or Prospectuses, the Registration Statement and the Prospectus and any amendments or supplements thereto, and the printing, delivery and shipping of this Agreement and any other underwriting documents (including, without limitation, selected dealers agreements), the certificates for the Designated Preferred Securities and the Preliminary and Final Blue Sky Memoranda and any legal investment surveys and any supplements thereto;

                  (b) all fees, expenses and disbursements of the Offerors' counsel and accountants;

                  (c) all fees and disbursements of counsel for the Underwriters in connection with the preparation of the Preliminary and Final Blue Sky Memoranda and any legal investment surveys and any supplements thereto;

                  (d) all filing fees and expenses incurred in connection with filings made with the NASD;

                  (e) any applicable fees and other expenses incurred in connection with the listing of the Designated Preferred Securities and, if applicable, the Guarantee and the Debentures on the New York Stock Exchange;

                  (f) the cost of furnishing to you copies of the initial registration statements, any Preliminary Prospectus, the Registration Statement and the Prospectus and all amendments or supplements thereto;

                  (g) the costs and charges of any transfer agent or registrar and the fees and disbursements of counsel for any transfer agent or registrar;

                  (h) all costs and expenses (including stock transfer taxes) incurred in connection with the printing, issuance and delivery of the Designated Preferred Securities to the Underwriters;

                  (i) all expenses incident to the preparation, execution and delivery of the Trust Agreement, the Indenture and the Guarantee; and

                  (j) all other costs and expenses incident to the performance of the obligations of the Company hereunder and under the Trust Agreement that are not otherwise specifically provided for in this Section 5.

                  If the sale of Designated Preferred Securities contemplated by this Agreement is not completed due to the termination pursuant to the terms hereof (other than pursuant to Section 9 hereof), the Company will pay you your accountable out-of-pocket expenses in connection herewith or in contemplation of the performance of your obligations hereunder, including without limitation travel expenses, reasonable fees, expenses and disbursements of counsel or other out-of-pocket expenses incurred by you in connection with any discussion of the Offering or the contents of the Registration Statement, any investigation of the Offerors and the Subsidiaries, or any preparation for the marketing, purchase, sale or delivery of the Designated Preferred Securities, in each case following presentation of reasonably detailed invoices therefor.

                  If the sale of Designated Preferred Securities contemplated by this Agreement is completed, the Company shall not be responsible for payment of fees or disbursements of counsel for the Underwriters other than in accordance with paragraph (c) above, or for the reimbursement of any expenses of the Underwriters.

         6.       Conditions of the Underwriters' Obligations. The obligations
                  -------------------------------------------
of the Underwriters to purchase and pay for the Firm Preferred Securities and, following exercise of the Option, the Option Preferred Securities, are subject to the accuracy of the representations and warranties and to compliance with the agreements of the Offerors herein as of the date hereof and as of the Closing Date (or in the case of the Option Preferred Securities, if any, as of the Option Closing Date), to the accuracy of the written statements of the Offerors made pursuant to the provisions hereof, to the performance by the Offerors of their covenants and obligations hereunder and to the following additional conditions:

                  (a) If the Registration Statement or any amendment thereto filed prior to the Closing Date has not been declared effective prior to the time of execution hereof, the Registration Statement shall become effective not later than 10:00 a.m., St. Louis time, on the first business day following the time of execution of this Agreement, or at such later time and date as you may agree to in writing. If required, the Prospectus and any amendment or supplement thereto shall have been timely filed in accordance with Rule 424(b) and Rule 430A under the 1933 Act and Section 4(a) hereof. No stop order suspending the effectiveness of the Registration Statement or any amendment or supplement thereto shall have been issued under the 1933 Act or any applicable state securities laws and no proceedings for that purpose shall have been instituted or shall be pending, or, to the knowledge of the Offerors or the Representatives, shall be contemplated by the Commission or any state authority. Any request on the part of the Commission or any state authority for additional information (to be included in the Registration Statement or Prospectus or otherwise) shall have been disclosed to you and complied with to your satisfaction and to the satisfaction of counsel for the Underwriters.

                  (b) No Underwriter shall have advised the Company at or before the Closing Date (and, if applicable, the Option Closing Date) that the

Registration Statement or any post-effective amendment thereto, or the Prospectus or any amendment or supplement thereto, contains an untrue statement of a fact which, in your opinion, is material or omits to state a fact which, in your opinion, is material and is required to be stated therein or is necessary to make statements therein (in the case of the Prospectus or any amendment or supplement thereto, in light of the circumstances under which they were made) not misleading.

                  (c) All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Trust Agreement, and the Designated Preferred Securities, and the authorization and form of the Registration Statement and Prospectus, other than financial statements and other financial data, and all other legal matters relating to this Agreement and the transactions contemplated hereby or by the Trust Agreement shall be satisfactory in all material respects to counsel for the Underwriters, and the Offerors and the Subsidiaries shall have furnished to such counsel all documents and information relating thereto that they may reasonably request to enable them to pass upon such matters.

                  (d)      Jackson Walker L.L.P. ("Jackson Walker"), counsel
                                                   --------------
for the Offerors, shall have furnished to you their signed opinion, dated as of the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that:

                           (i) The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Missouri, and is duly registered as a bank holding company under the BHC Act. Each of the Subsidiaries is validly existing and in active status or good standing under the laws of its jurisdiction of incorporation or organization, as the case may be. Each of the Company and the Subsidiaries has full corporate or other power and authority to own or lease its properties and to conduct its business as such business is described in the Prospectus and is currently conducted in all material respects. To the best of such counsel's knowledge, all outstanding shares of capital stock of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o and, to the best of such counsel's knowledge, except as disclosed in the Prospectus, there are no outstanding rights, options or warrants to purchase any such shares or securities convertible into or exchangeable for any such shares of capital stock of the Subsidiaries;

                           (ii) The capital stock, Debentures and Guarantee of the Company and the equity securities of the Trust conform to the description thereof contained in the Prospectus in all material respects. The capital stock of the Company authorized as of September 30, 2002 is as set forth under the caption "Capitalization" in the Prospectus, and the shares issued and outstanding have been duly authorized and validly issued, and are fully paid and nonassessable, except to the extent that such shares may be deemed assessable under 12 U.S.C. Section 1831o. To the best of such counsel's knowledge, and except as described in the Registration Statement or the Prospectus (or if the Prospectus is not yet in existence, the most recent Preliminary Prospectus) there are no outstanding rights, options or warrants to purchase, no other outstanding securities convertible into or exchangeable for, and no commitments, plans or arrangements to issue, any shares of capital stock of the Company or equity securities of the Trust, except as described in the Prospectus;

                           (iii) The issuance, sale and delivery of the Designated Preferred Securities and Debentures in accordance with the terms and conditions of this Agreement and the Indenture have been duly authorized by all necessary corporate and trust actions of the Offerors. All of the Designated Preferred Securities have been duly and validly authorized and, when delivered in accordance with this Agreement will be duly and validly issued, fully paid and nonassessable, and will conform to the description thereof in the Registration Statement, the Prospectus and the Trust Agreement. The Designated Preferred Securities have been approved for listing on the New York Stock Exchange subject to official notice of issuance. There are no preemptive or other rights to subscribe for or to purchase, and other than as disclosed in the Prospectus, no restrictions upon the voting or transfer of any shares of capital stock or equity securities of the Offerors or the Subsidiaries pursuant to the corporate charter, by-laws or other governing documents (including without limitation, the Trust Agreement) of the Offerors or any of the Subsidiaries, or, to the best of such counsel's knowledge, any agreement or other instrument to which either Offeror or any of the Subsidiaries is a party or by which either Offeror or any of the Subsidiaries may be bound. The issuance of the Designated Preferred Securities is not subject to preemptive rights;

                           (iv) The Offerors have all requisite corporate and trust power to enter into and perform their obligations under this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Offerors and constitutes the legal, valid and binding obligations of the Offerors enforceable in accordance with its terms, except as the enforcement hereof or thereof may be limited by general principles of equity and by bankruptcy or other laws relating to or affecting creditors' rights generally, and except as the indemnification and contribution provisions hereof may be limited under applicable laws and certain remedies may not be available in the case of a non-material breach;

                           (v) Each of the Indenture, the Trust Agreement and the Guarantee has been duly qualified under the Trust Indenture Act, has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                           (vi) The Debentures have been duly authorized, executed, authenticated and delivered by the Company, are entitled to the benefits of the Indenture and are legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                           (vii) The Expense Agreement has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity;

                           (viii) To the best of such counsel's knowledge, neither of the Offerors nor any of the Subsidiaries is in breach or violation of, or default under, with or without notice or lapse of time or both, its corporate charter, by-laws or governing document (including without limitation, the Trust Agreement). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, and the Trust Agreement do not and will not conflict with, result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Offerors or the Subsidiaries or the Designated Preferred Securities pursuant to, or constitute a material breach or violation of, or constitute a material default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of the charter, by-laws or governing document (including without limitation, the Trust Agreement) of the Offerors or the Subsidiaries, or to the best of such counsel's knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license or any other agreement or instrument to which either Offeror or the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or any order, decree, judgment, franchise, license, material Permit, or rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, known to such counsel having jurisdiction over the Offerors or the Subsidiaries or any of their respective properties which, in each case, is material to the Offerors and the Subsidiaries on a consolidated basis. No authorization, approval, consent or order of, or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required under Delaware law in connection with the transactions contemplated by this Agreement in connection with the purchase and distribution of the Designated Preferred Securities by the Underwriters;

                           (ix) To the best of such counsel's knowledge, holders of securities of the Offerors either do not have any right that, if exercised, would require the Offerors to cause such securities to be included in the Registration Statement or have waived such right. To the best of such counsel's knowledge, neither the Offerors nor any of the Subsidiaries is a party to any agreement or other instrument which grants rights for or relating to the registration of any securities of the Offerors;

                           (x) Except as set forth in the Registration Statement and the Prospectus, to the best of such counsel's knowledge, (i) no action, suit or proceeding at law or in equity is pending or threatened in writing to which any of the Offerors or the Subsidiaries is or could reasonably be expected to become a party, and (ii) no action, suit or proceeding is pending or threatened in writing against or affecting the Offerors or the Subsidiaries or any of their properties, before or by any court or governmental official, commission, board or other administrative agency, authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could reasonably be expected to have a material adverse effect on the consummation of this Agreement or the issuance and sale of the Designated Preferred Securities as contemplated herein or the condition (financial or otherwise), earnings, affairs, business, or results of operations of the Offerors and the Subsidiaries on a consolidated basis or which is required to be disclosed in the Registration Statement or the Prospectus and is not so disclosed;

                           (xi) No authorization, approval, consent or order of or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required in connection with the transactions contemplated by this Agreement, the Trust Agreement, the Registration Statement and the Prospectus, except such as have been obtained under the 1933 Act, the

         1934 Act, and the Trust Indenture Act, and except such as may be required under state securities laws or Interpretations or Rules of the NASD in connection with the purchase and distribution of the Designated Preferred Securities by the Underwriters, as to which such counsel need express no opinion;

                           (xii) The Registration Statement and the Prospectus and any amendments or supplements thereto and any documents incorporated therein by reference (other than the financial statements or other financial or statistical data included therein or omitted therefrom and Underwriters' Information, as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations as of their respective dates of effectiveness;

                           (xiii) To the best of such counsel's knowledge, there are no contracts, agreements, leases or other documents of a character required to be disclosed in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not so disclosed or filed;

                           (xiv) The statements under the captions
         "Business-Supervision and Regulation," "Description of the Trust," "Description of the Preferred Securities," "Description of the Subordinated Debentures," "Book-Entry Issuance," "Description of the Guarantee," "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee," "Federal Income Tax Consequences," and "ERISA Considerations" in the Prospectus, insofar as such statements constitute a summary of legal and regulatory matters, documents or instruments referred to therein, are accurate descriptions of the matters summarized therein in all material respects and fairly present the information called for with respect to such legal matters, documents and instruments, other than financial and statistical data as to which said counsel shall not be required to express any opinion or belief;

                           (xv) Such counsel has been advised by the staff of the Commission that the Registration Statement has become effective under the 1933 Act; any required filing of the Prospectus pursuant to Rule 424(b) has been made within the time period required by Rule 424(b); to the best of such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for a stop order are pending or threatened by the Commission;

                           (xvi) Except as described in or contemplated by the Prospectus, to the best of such counsel's knowledge, there are no contractual encumbrances or restrictions, or material legal restrictions required to be described therein on the ability of any of the Subsidiaries (A) to pay dividends or make any other distributions on its capital stock or to pay indebtedness owed to the Offerors, (B) to make any loans or advances to, or investments in, the Offerors or
         (C) to transfer any of its property or assets to the Offerors; and

                           (xvii) To the best of such counsel's knowledge, (A) the business and operations of the Offerors and the Subsidiaries comply in all material respects with all statutes, ordinances, laws, rules and regulations applicable thereto and which are material to the Offerors and the Subsidiaries on a consolidated basis, except in those instances where non-compliance would not materially impair the ability of the Offerors and the Subsidiaries to conduct their business; and (B) the Offerors and the Subsidiaries possess and are operating in all material respects in compliance with the terms, provisions and conditions of all Permits that are required to conduct their businesses as described in the Prospectus and that are material to the Offerors and the Subsidiaries on a consolidated basis, except in those instances where the loss thereof or non-compliance therewith would not have a material adverse effect on the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis; to the best of such counsel's knowledge, no action suit or proceeding is pending or threatened which may lead to the revocation, termination, suspension or non-renewal of any such Permit, except in those instances where the loss thereof or non-compliance therewith would not materially impair the ability of the Offerors or the Subsidiaries to conduct their businesses.

                  In giving the above opinion, such counsel may state that, insofar as such opinion involves factual matters, they have relied upon certificates of officers of the Offerors including, without limitation, certificates as to the identity of any and all material contracts, indentures, mortgages, deeds of trust, loans or credit agreements, notes, leases, franchises, licenses or other agreements or instruments, and all material Permits, easements, consents, licenses, franchises and government regulatory authorizations, for purposes of paragraphs (viii), (xiii) and (xvi) hereof and certificates of public officials. In giving such opinion, such counsel may rely as to matters of Delaware law upon the opinion of Richards, Layton & Finger, P.A. described herein.

                  Such counsel shall also confirm that, in connection with the preparation of the Registration Statement and Prospectus, such counsel has participated in conferences with officers and representatives of the Offerors and with their independent public accountants and with you and your counsel, at which conferences such counsel made inquiries of such officers, representatives and accountants and discussed in detail the contents of the Registration Statement and Prospectus and the documents incorporated therein by reference (without taking further action to verify independently the statements made in the Registration Statement and the Prospectus, and without assuming responsibility for the accuracy or completeness of such statements, except to the extent expressly provided above) and such counsel has no reason to believe
(A) that the Registration Statement or any amendment thereto (except for the financial statements and related schedules and statistical data and exhibits included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement or any such amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) that the Prospectus or any amendment or supplement thereto or the documents incorporated therein by reference (except for the financial statements and related schedules and statistical data and exhibits included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the Effective Date (or, if the term "Prospectus" refers to the prospectus first filed pursuant to Rule 424(b) of the 1933 Act Regulations, at the time the Prospectus was issued), at the time any such amended or supplemented Prospectus was issued, at the Closing Date and, if applicable, the Option Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (C) that there is any amendment to the Registration Statement required to be filed that has not already been filed.

                  (e)      John S. Daniels, Esq. ("JSD"), counsel for the
                                                   ---
Offerors, shall have furnished to you his signed opinion, dated as of the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that, in connection with the preparation of the Registration Statement and Prospectus, such counsel has participated in conferences with officers and representatives of the Offerors and with you and your counsel, at which conferences such counsel made inquiries of such officers and representatives and discussed the contents of the Registration Statement and Prospectus and the documents incorporated therein by reference (without taking further action to verify independently the statements made in the Registration Statement and the Prospectus, and without assuming responsibility for the accuracy or completeness of such statements, except to the extent expressly provided above) and such counsel has no reason to believe (A) that the Registration Statement or any amendment thereto (except for the financial statements and related schedules and statistical data included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement or any such amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) that the Prospectus or any amendment or supplement thereto or the documents incorporated therein by reference (except for the financial statements and related schedules and statistical data included therein or omitted therefrom or Underwriters' Information, as to which such counsel need express no opinion), at the time the Registration Statement became effective (or, if the term "Prospectus" refers to the prospectus first filed pursuant to Rule 424(b) of the 1933 Act Regulations, at the time the Prospectus was issued), at the time any such amended or supplemented Prospectus was issued, at the Closing Date and, if applicable, the Option Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or (C) that there is any amendment to the Registration Statement required to be filed that has not already been filed.

                  (f) Richards, Layton & Finger, P.A., special Delaware counsel to the Offerors, shall have furnished to you their signed opinion, dated as of Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to counsel for the Underwriters, to the effect that:

                           (i) The Trust has been duly created and is validly existing in good standing as a statutory trust under the Delaware Statutory Trust Act.

                           (ii) The Trust Agreement constitutes a valid and binding obligation of the Company and the Trustees and is enforceable against the Company and the Trustees in accordance with its terms.

                           (iii) Under the Delaware Statutory Trust Act and the Trust Agreement, the Trust has the trust powers and authority (a) to execute and deliver, and to perform its obligations under this Agreement, (b) to issue and perform its obligations under the Trust Securities; and (c) to conduct its business as described in the Prospectus.

                           (iv) Under the Delaware Statutory Trust Act and the Trust Agreement, the execution and delivery by the Trust of this Agreement, and the performance by the Trust of its obligations under this Agreement, have been duly authorized by all necessary trust action on the part of the Trust.

                           (v) The Preferred Securities have been duly authorized by the Trust Agreement and are validly issued and subject to the qualification expressed in paragraph (vi) below, fully paid and nonassessable beneficial interests in the assets of the Trust and are entitled to the benefits of the Trust Agreement. The form of Certificate has been duly authorized by the Trust and complies with all applicable requirements of the Delaware Statutory Trust Act.

                           (vi) Holders of Designated Preferred Securities, as beneficial owners of the Trust, will be entitled to the same limitation of personal liability extended to shareholders of private, for-profit corporations organized under the General Corporation Law of the State of Delaware. Such opinion may note that the holders of Designated Preferred Securities may be obligated to make payments as set forth in the Trust Agreement.

                           (vii) Under the Delaware Statutory Trust Act and the Trust Agreement, the issuance of the Designated Preferred Securities is not subject to preemptive rights.

                           (viii) The issuance and sale by the Trust of the Designated Preferred Securities and the Common Securities, the execution, delivery and performance by the Trust of this Agreement, and the consummation by the Trust of the transactions contemplated by this Agreement, do not violate (a) any provisions of the Trust Agreement, or
         (b) any applicable Delaware law, rule or regulation.

                           (ix) Neither the execution, delivery and performance by the Trust of this Agreement, nor the offering, issuance, sale or delivery of the Preferred Securities, requires the consent or approval of, the withholding of objection on the part of, the giving of notice to, the filing, registration or qualification with, or the taking of any action in respect of, any governmental authority or agency of the State of Delaware, other than the filing of the Certificate of Trust with the Secretary of State.

                  Such opinion may state that it is limited to the laws of the State of Delaware and that the opinions expressed in paragraphs (ii) and (iii) above are subject to the effect upon the Trust Agreement, the Debentures, the Indenture, the Guarantee and the Expense Agreement of (i) bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation, fraudulent conveyance and other similar laws relating to or affecting the rights and remedies of creditors generally, (ii) principles of equity, including applicable law relating to fiduciary duties (regardless of whether considered and applied in a proceeding in equity or at law), and (iii) the effect of applicable public policy on the enforceability of provisions relating to indemnification or contribution.

                  (g) Bryan Cave LLP, counsel for the Underwriters, shall have furnished you their signed opinion, dated the Closing Date or the Option Closing Date, as the case may be, with respect to the sufficiency of all corporate procedures and other legal matters relating to this Agreement, the validity of the Designated Preferred Securities, the Registration Statement, the Prospectus and such other related matters as you may reasonably request and there shall have been furnished to such counsel such documents and other information as they may request to enable them to pass on such matters. In giving such opinion, Bryan Cave LLP may rely as to matters of fact upon statements and certifications of officers of the Offerors and of other appropriate persons and may rely as to matters of law, other than law of the United States and the State of Missouri, upon the opinions of JSD, Jackson Walker and Richards, Layton & Finger, P.A. described herein.

                  (h) On the date of this Agreement and on the Closing Date (and, if applicable, any Option Closing Date), the Representatives shall have received from KPMG LLP a letter, dated the date of this Agreement and the Closing Date (and, if applicable, the Option Closing Date), respectively, in form and substance satisfactory to the Representatives, confirming that they are independent public accountants with respect to Company (which shall be inclusive of its subsidiaries for purposes of this Section 6(g)), within the meaning of the 1933 Act and the 1933 Act Regulations, and stating in effect that:

                           (i) In their opinion, the consolidated financial statements of the Company audited by them and included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations.

                           (ii) On the basis of the procedures specified by the American Institute of Certified Public Accountants as described in SAS No. 71, "Interim Financial Information," inquiries of officials of the Company responsible for financial and accounting matters, and such other inquiries and procedures as may be specified in such letter, which procedures do not constitute an audit in accordance with U.S. generally accepted auditing standards, nothing came to their attention that caused them to believe that, if applicable, the unaudited interim consolidated financial statements of the Company included in the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, 1933 Act Regulations, including without limitation, Regulation S-K, or are not in conformity with U.S. generally accepted accounting principles applied on a basis substantially consistent, except as noted in the Registration Statement, with the basis for the audited consolidated financial statements of the Company included in the Registration Statement.

                          (iii) On the basis of limited procedures, not constituting an audit in accordance with U.S. generally accepted auditing standards, consisting of a reading of the unaudited interim financial statements and other information referred to below, a reading of the latest available unaudited condensed consolidated financial statements of the Company, inspection of the minute books of the Company since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement, inquiries of officials of the Company responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

                                    (A) as of a specified date not more than
                  five days prior to the date of such letter, there have been any changes in the consolidated capital stock of the Company, any increase in the consolidated debt of the Company, any decreases in consolidated total assets or shareholders' equity of the Company, or any changes, decreases or increases in other items specified by the Representatives, in each case as compared with amounts shown in the latest unaudited interim consolidated statement of financial condition of the Company included in the Registration Statement except in each case for changes, increases or decreases which the Registration Statement specifically discloses, have occurred or may occur or which are described in such letter; and

                                    (B) for the period from the date of the
                  latest unaudited interim consolidated financial statements of the Company included in the Registration Statement to the specified date referred to in clause (iii)(A), there were any decreases in the consolidated interest income, net interest income, or net income of the Company or in the per share amount of net income of the Company, or any changes, decreases or increases in any other items specified by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Representatives, except in each case for increases or decreases which the Registration Statement discloses have occurred or may occur, or which are described in such letter.

                           (iv) In addition to the audit referred to in their report included in the Registration Statement and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraphs (ii) and (iii) above, they have carried out certain specified procedures, not constituting an audit in accordance with U.S. generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Representatives which are derived from the general accounting records and consolidated financial statements of the Company which appear in the Registration Statement, and have compared such amounts, percentages and financial information with the accounting records and the material derived from such records and consolidated financial statements of the Company have found them to be in agreement.

                  In the event that the letters to be delivered referred to above set forth any such changes, decreases or increases as specified in clauses
(iii)(A) or (iii)(B) above, or any exceptions from such agreement specified in clause (iv) above, it shall be a further condition to the obligations of the Underwriters that the Representatives shall have determined, after discussions with officers of the Company responsible for financial and accounting matters, that such changes, decreases, increases or exceptions as are set forth in such letters do not (x) reflect a material adverse change in the items specified in clause (iii)(A) above as compared with the amounts shown in the latest unaudited consolidated statement of financial condition of the Company included in the Registration Statement, (y) reflect a material adverse change in the items specified in clause (iii)(B) above as compared with the corresponding periods of the prior year or other period specified by the Representatives, or (z) reflect a material change in items specified in clause (iv) above from the amounts shown in the Preliminary Prospectus distributed by the Underwriters in connection with the offering contemplated hereby or from the amounts shown in the Prospectus.

                  (i) [Reserved].

                  (j) At the Closing Date and, if applicable, the Option Closing Date, you shall have received certificates of the President and Chief Operating Officer and the Executive Vice President and Chief Financial Officer of the Company, which certificates shall be deemed to be made on behalf of the Company dated as of the Closing Date and, if applicable, the Option Closing Date, evidencing satisfaction of the conditions of Section 6(a) and stating that (i) the representations and warranties of the Company set forth in Section 2(a) hereof are accurate as of the Closing Date and, if applicable, the Option Closing Date, and that the Offerors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to such Closing Date; (ii) since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any material adverse change in the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis; (iii) since such dates there has not been any material transaction entered into by the Offerors or the Subsidiaries other than transactions in the ordinary course of business; and (iv) they have carefully examined the Registration Statement and the Prospectus as amended or supplemented and nothing has come to their attention that would lead them to believe that either the Registration Statement or the Prospectus, or any amendment or supplement thereto as of their respective effective or issue dates, contained, and the Prospectus as amended or supplemented at such Closing Date (and, if applicable, the Option Closing Date), contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (v) covering such other matters as you may reasonably request. The officers' certificate of the Company shall further state that no stop order affecting the Registration Statement is in effect or, to their knowledge, threatened.

                  (k) At the Closing Date and, if applicable, the Option Closing Date, you shall have received a certificate of an authorized representative of the Trust to the effect that to the best of his or her knowledge based upon a reasonable investigation, the representations and warranties of the Trust in this Agreement are true and correct as though made on and as of the Closing Date (and, if applicable, the Option Closing Date); the Trust has complied with all the agreements and satisfied all the conditions required by this Agreement to be performed or satisfied by the Trust on or prior to the Closing Date and since the most recent date as of which information is given in the Prospectus, except as contemplated by the Prospectus, the Trust has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions not in the ordinary course of business and there has not been any material adverse change in the condition (financial or otherwise) of the Trust.

                  (l) On the Closing Date, you shall have received duly executed counterparts of the Trust Agreement, the Guarantee, the Indenture and the Expense Agreement.

                  (m) The NASD, upon review of the terms of the public offering of the Designated Preferred Securities, shall not have objected to the Underwriters' participation in such offering.

                  (n) Prior to the Closing Date and, if applicable, the Option Closing Date, the Offerors shall have furnished to you and counsel for the Underwriters all such other documents, certificates and opinions as they have reasonably requested.

                  All opinions, certificates, letters and other documents shall be in compliance with the provisions hereof only if they are reasonably satisfactory in form and substance to you. The Offerors shall furnish you with conformed copies of such opinions, certificates, letters and other documents as you shall reasonably request.

                  If any of the conditions referred to in this Section 6 shall not have been fulfilled when and as required by this Agreement, this Agreement and all of the Underwriters' obligations hereunder may be terminated by you on notice to the Company at, or at any time before, the Closing Date or the Option Closing Date, as applicable. Any such termination shall be without liability of the Underwriters to the Offerors.

         7.       Indemnification and Contribution.
                  --------------------------------

                  (a) The Offerors jointly and severally agree to indemnify and hold harmless each Underwriter, each of its directors, officers and agents, and each person, if any, who controls any Underwriter within the meaning of the 1933 Act, against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and attorneys' fees and expenses), joint or several, arising out of or based upon: (i) any untrue statement or alleged untrue statement of a material fact made by the Company or the Trust contained in Section 2(a) of this Agreement (or any certificate delivered by the Company or the Trust pursuant to Sections 6(j), 6(k) or 6(n) hereof) or the registration statement as originally filed or the Registration Statement, any Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto; (ii) any omission or alleged omission to state a material fact in the registration statement as originally filed or the Registration Statement, the Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto, required to be stated therein or necessary to make the statements therein not misleading, and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and attorneys' fees), joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus, or in any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (iii) the enforcement of this indemnification provision or the contribution provisions of Section 7(d); and shall reimburse each such indemnified party for any legal or other expenses as incurred (but in no event less frequently than 30 days after each invoice is submitted, incurred) by them in connection with investigating or defending against or appearing as a third-party witness in connection with any such loss, claim, damage, liability or action, notwithstanding the possibility that payments for such expenses might later be held to be improper, in which case such payments shall be promptly refunded; provided, however, that the Offerors shall not be liable in any such case to the extent, but only to the extent, that any such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or omission or allegation thereof that has been made therein or omitted therefrom in reliance upon and in conformity with the Underwriters' Information; provided, that the indemnification contained in this paragraph with respect to any Preliminary Prospectus shall not inure to the benefit of any Underwriter (or of any person controlling any Underwriter) to the extent any such losses, claims, damages, liabilities or expenses directly results from the fact that such Underwriter sold Designated Preferred Securities to a person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus (as amended or supplemented if any amendments or supplements thereto shall have been furnished to you in sufficient time to distribute same with or prior to the written confirmation of the sale involved), if required by law, and if such loss, claim, damage, liability or expense would not have arisen but for the failure to give or send such person such document. The foregoing indemnity agreement is in addition to any liability the Company or the Trust may otherwise have to any such indemnified party.

                  (b) Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless each Offeror, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls an Offeror within the meaning of the 1933 Act, to the same extent as required by the foregoing indemnity from the Company to each Underwriter, but only with respect to the Underwriters' Information. The foregoing indemnity agreement is in addition to any liability which any Underwriter may otherwise have to any such indemnified party.

                  (c) If any action or claim shall be brought or asserted against any indemnified party or any person controlling an indemnified party in respect of which indemnity may be sought from the indemnifying party, such indemnified party or controlling person shall promptly notify the indemnifying party in writing, and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all expenses; provided, however, that the failure so to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under such paragraph, and further, shall only relieve it from liability under such paragraph to the extent prejudiced thereby. Any indemnified party or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party or such controlling person unless (i) the employment thereof has been specifically authorized by the indemnifying party in writing, (ii) the indemnifying party has failed to assume the defense or to employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party or such controlling person and the indemnifying party and such indemnified party or such controlling person shall have been advised by such counsel that there may be one or more legal defenses available to it that are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party or controlling person notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party or such controlling person) it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time and for all such indemnified parties and controlling persons, which firm shall be designated in writing by the indemnified party(ies) (and, if such indemnified parties are Underwriters, by you, as Representatives). Each indemnified party and each controlling person, as a condition of such indemnity, shall use reasonable efforts to cooperate with the indemnifying party in the defense of any such action or claim. The indemnifying party shall not be liable for any settlement of any such action effected without its written consent, but if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party and any such controlling person from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

                  An indemnifying party shall not, without the prior written consent of each indemnified party, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnity may be sought hereunder (whether or not such indemnified party or any person who controls such indemnified party within the meaning of the 1933 Act is a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes a release of each such indemnified party reasonably satisfactory to each such indemnified party and each such controlling person from all liability arising out of such claim, action, suit or proceeding or unless the indemnifying party shall confirm in a written agreement with each indemnified party, that notwithstanding any federal, state or common law, such settlement, compromise or consent shall not alter the right of any indemnified party or controlling person to indemnification or contribution as provided in this Agreement.

                  (d) If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party under paragraphs (a), (b) or (c) hereof in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Offerors on the one hand and the Underwriters on the other from the offering of the Designated Preferred Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offerors on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Offerors on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Designated Preferred Securities (before deducting expenses) received by the Offerors bear to the total underwriting discounts, commissions and compensation received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Offerors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Offerors or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Offerors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph
(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to in the first sentence of this paragraph (d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Designated Preferred Securities underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                  For purposes of this paragraph (d), each person who controls an Underwriter within the meaning of the 1933 Act shall have the same rights to contribution as such Underwriter, and each person who controls an Offeror within the meaning of the 1933 Act, each officer and trustee of an Offeror who shall have signed the Registration Statement and each director of an Offeror shall have the same rights to contribution as the Offerors subject in each case to the preceding sentence. The obligations of the Offerors under this paragraph (d) shall be in addition to any liability which the Offerors may otherwise have and the obligations of the Underwriters under this paragraph (d) shall be in addition to any liability that the Underwriters may otherwise have.

                  (e) The indemnity and contribution agreements contained in this Section 7 and the representations and warranties of the Offerors set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter or any person controlling an Underwriter or by or on behalf of the Offerors, or such directors, trustees or officers (or any person controlling an Offeror, (ii) acceptance of any Designated Preferred Securities and payment therefor hereunder and (iii) any termination of this Agreement. A successor of any Underwriter or of an Offeror, such directors, trustees or officers (or of any person controlling an Underwriter or an Offeror) shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this
Section 7.

                  (f) The Company agrees to indemnify the Trust against any and all losses, claims, damages or liabilities that may become due from the Trust under this Section 7.

         8. Termination. You shall have the right to terminate this Agreement at any time by written notice at or prior to the Closing Date or, with respect to the Underwriters' obligation to purchase the Option Preferred Securities, at any time at or prior to the Option Closing Date, without liability on the part of the Underwriters to the Offerors, if:

                  (a) Either Offeror shall have failed, refused, or been unable to perform any agreement on its part to be performed under this Agreement, or any of the conditions referred to in Section 6 shall not have been fulfilled, when and as required by this Agreement;

                  (b) The Offerors or any of the Subsidiaries shall have sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree which in the judgment of the Representatives materially impairs the investment quality of the Designated Preferred Securities;

                  (c) There has been since the respective dates as of which information is given in the Registration Statement or the Prospectus, any materially adverse change in, or any development which is reasonably likely to have a material adverse effect on, the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Offerors and the Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business;

                  (d) There has occurred any outbreak of hostilities or other calamity or crisis or material change in general economic, political or financial conditions, or internal conditions, the effect of which on the financial markets of the United States is such as to make it, in your reasonable judgment, impracticable to market the Designated Preferred Securities or enforce contracts for the sale of the Designated Preferred Securities;

                  (e) Trading generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, by any of said exchanges or market system or by the Commission or any other governmental authority;

                  (f) A banking moratorium shall have been declared by either federal, Missouri, Illinois, Texas or California authorities; or

                  (g) Any action shall have been taken by any government in respect of its monetary affairs which, in your reasonable judgment, has a material adverse effect on the United States securities markets.

                  If this Agreement shall be terminated pursuant to this Section 8, the Offerors shall not then be under any liability to the Underwriters except as provided in Sections 5 and 7 hereof.

         9.       Default of Underwriters. If any Underwriter or Underwriters
                  -----------------------
shall default in its or their obligations to purchase Designated Preferred Securities hereunder, the other Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Designated Preferred Securities which such defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that the non-defaulting Underwriters shall be under no obligation to purchase that portion of such Designated Preferred Securities to the extent that the aggregate number of Designated Preferred Securities to be purchased by such non-defaulting Underwriters shall exceed 110% of the aggregate underwriting commitments with respect to such non-defaulting Underwriters as set forth in
Schedule I hereto, and provided further, that no non-defaulting Underwriter shall be obligated to purchase Designated Preferred Securities to the extent that the number of such Designated Preferred Securities is more than 110% of such Underwriter's underwriting commitment set forth in Schedule I hereto.

                  In the event that the non-defaulting Underwriters are not obligated under the above paragraph to purchase the Designated Preferred Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase, the Representatives may in their discretion arrange for one or more of the Underwriters or for another party or parties to purchase such Designated Preferred Securities on the terms contained herein. If within one business day after such default the Representatives do not arrange for the purchase of such Designated Preferred Securities, then the Company shall be entitled to a further period of one business day within which to procure another party or parties satisfactory to the Representatives to purchase such Designated Preferred Securities on such terms.

                  In the event that the Representatives or the Company do not arrange for the purchase of any Designated Preferred Securities to which a default relates as provided above, this Agreement shall be terminated.

                  If the remaining Underwriters or substituted underwriters are required hereby or agree to take up all or a part of the Designated Preferred Securities of a defaulting Underwriter or Underwriters as provided in this
Section 9, (i) you shall have the right to postpone the Closing Date for a period of not more than five full business days, in order to effect any changes that, in the opinion of counsel for the Underwriters or the Company, may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or agreements, and the Company agrees promptly to file any amendments to the Registration Statement or supplements to the Prospectus which, in its opinion, may thereby be made necessary and (ii) the respective numbers of Designated Preferred Securities to be purchased by the remaining Underwriters or substituted underwriters shall be taken as the basis of their underwriting obligation for all purposes of this Agreement. Nothing herein contained shall relieve any defaulting Underwriter of any liability it may have for damages occasioned by its default hereunder. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of any non-defaulting

Underwriter or the Company, except for expenses to be paid or reimbursed pursuant to Section 5 and except for the provisions of Section 7.

         10.       Effective Date of Agreement. If the Registration Statement
                   ---------------------------
is not effective at the time of execution of this Agreement, this Agreement shall become effective on the Effective Date at the time the Commission declares the Registration Statement effective. The Company shall immediately notify the Underwriters when the Registration Statement becomes effective.

                  If the Registration Statement is effective at the time of execution of this Agreement, this Agreement shall become effective at the earlier of 11:00 a.m. St. Louis time, on the first full business day following the day on which this Agreement is executed, or at such earlier time as the Representatives shall release the Designated Preferred Securities for initial public offering. The Representatives shall notify the Offerors immediately after they have taken any action which causes this Agreement to become effective.

                  Until such time as this Agreement shall have become effective, it may be terminated by the Offerors, by notifying you or by you, as Representatives of the several Underwriters, by notifying either Offeror, except that the provisions of Sections 5 and 7 shall at all times be effective.

         11.      Representations, Warranties and Agreements to Survive
                  ------------------------------------------------------
Delivery.
--------

                  The representations, warranties, indemnities, agreements and other statements of the Offerors and their officers and trustees set forth in or made pursuant to this Agreement and the agreements of the Underwriters contained in Section 7 hereof shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Offerors or controlling persons of either Offeror, or by or on behalf of the Underwriters or controlling persons of the Underwriters, and shall survive delivery of and payment for the Designated Preferred Securities. The obligations of the Company pursuant to Section 5 shall survive delivery of and payment for the Designated Preferred Securities and shall survive any termination or cancellation of this Agreement.

         12.      Notices. Except as otherwise provided in this Agreement, all
                  -------
notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, mailed by registered or certified mail, return receipt requested, or transmitted by any standard form of telecommunication and confirmed. Notices to either Offeror shall be sent to First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042,
Attention: Allen H. Blake (with a copy to John S. Daniels, Esq., 6440 North Central Expressway, Suite 503, Dallas, Texas 75206 and to Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202, Attention: James S. Ryan, III, Esq.); and notices to the Underwriters shall be sent to Stifel, Nicolaus & Company, Incorporated, One Financial Plaza, 501 North Broadway, 9th Floor, St. Louis, Missouri 63102, Attention: Rick E. Maples, and to Fahnestock & Co. Inc., 125 Broad Street, New York, New York 10004, Attention: Corporate Syndicate (with a copy to Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102, Attention: Harold R. Burroughs, Esq.). In all dealings with the Company under this Agreement, Stifel, Nicolaus & Company, Incorporated, shall act jointly as representatives of and on behalf of the several Underwriters, and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of the Underwriters, made or given by Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc. on behalf of the Underwriters, as if the same shall have been made or given in writing by the Underwriters. No statement, request, notice, agreement or action issued or taken in connection with the Offering by Stifel, Nicolaus & Company, Incorporated or Fahnestock &

Co. Inc. acting alone, without the express written agreement of the other party, shall be valid and binding against the other or the several Underwriters.

         13.      Parties. The Agreement herein set forth is made solely for the
                  -------
benefit of the Underwriters and the Offerors and, to the extent expressed, directors, trustees and officers of the Offerors, any person controlling the Offerors or the Underwriters, and their respective successors and assigns. No other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include any purchaser, in his status as such purchaser, from the Underwriters of the Designated Preferred Securities.

         14.      Governing Law. This Agreement shall be governed by the laws
                  -------------
of the State of Missouri, without giving effect to the choice of law or conflicts of law principles thereof.

         15.      Counterparts. This Agreement may be executed in one or more
                  ------------
counterparts, and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same Agreement.



         [The remainder of this page has been left blank intentionally]

                  If the foregoing is in accordance with the your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this shall become a binding agreement between the Company, the Trust and you in accordance with its terms.

                                     Very truly yours,

                                     FIRST BANKS, INC.


                                     By:
                                         ---------------------------------------
                                     Name:   Allen H. Blake
                                     Title:  President, Chief Financial Officer
                                             and Secretary


                                     FIRST PREFERRED CAPITAL TRUST IV

                                     By:
                                        ----------------------------------------
                                     Name:  Allen H. Blake
                                     Title: Administrative Trustee


CONFIRMED AND ACCEPTED,
as of _____________ ____, 2003

STIFEL, NICOLAUS & COMPANY, INCORPORATED


By:
   -----------------------------------------
     Name:  Mark J. Ross
     Title: Managing Director


FAHNESTOCK & CO. INC.


By:
   -----------------------------------------
     Name:   Jason Janosz
     Title:  Vice President

For themselves and as Representatives of the several
Underwriters named in Schedule I hereto.

                                   SCHEDULE I
                                   ----------

Underwriter                                       Number of Preferred Securities
-----------                                       ------------------------------

Stifel, Nicolaus & Company, Incorporated
Fahnestock & Co., Inc.


                                                              ---------
Total                                                         2,400,000
                                                              =========

                                    EXHIBIT A

              LIST OF SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES



                                   First Bank

                               First Bank & Trust

                           First America Capital Trust

                            First Land Trustee Corp.

                           FB Commercial Finance, Inc.

                    Star Lane Holdings Trust, Statutory Trust

                                 Star Lane Trust

                          First Preferred Capital Trust

                         Missouri Valley Partners, Inc.

                            First Banc Mortgage, Inc.

                        First Preferred Capital Trust II

                        First Preferred Capital Trust III

                  Bank of San Francisco Realty Investors, Inc.

                            The San Francisco Company

                            First Bank Capital Trust

                                                                     Exhibit 4.1










                                FIRST BANKS, INC.

                                       AND

                          FIFTH THIRD BANK, AS TRUSTEE

                                    INDENTURE

                    ______% SUBORDINATED DEBENTURES DUE 2033

                      DATED AS OF ______________ ____, 2003



                                                 TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----


ARTICLE I DEFINITIONS.............................................................................................1
   Section 1.1.      Definitions of Terms.........................................................................1

ARTICLE II ISSUE, DESCRIPTION, TERMS, CONDITIONS, REGISTRATION AND EXCHANGE OF THE DEBENTURES....................10
   Section 2.1.      Designation and Principal Amount............................................................10
   Section 2.2.      Maturity....................................................................................10
   Section 2.3.      Form and Payment............................................................................11
   Section 2.4.      [Intentionally Omitted].....................................................................11
   Section 2.5.      Interest....................................................................................11
   Section 2.6.      Execution and Authentication................................................................12
   Section 2.7.      Registration of Transfer and Exchange.......................................................13
   Section 2.8.      Temporary Debentures........................................................................13
   Section 2.9.      Mutilated, Destroyed, Lost or Stolen Debentures.............................................14
   Section 2.10.     Cancellation................................................................................15
   Section 2.11.     Benefit of Indenture........................................................................15
   Section 2.12.     Authenticating Agent........................................................................15

ARTICLE III REDEMPTION OF DEBENTURES.............................................................................16
   Section 3.1.      Redemption..................................................................................16
   Section 3.2.      Special Event Redemption....................................................................16
   Section 3.3.      Optional Redemption by the Company..........................................................16
   Section 3.4.      Notice of Redemption........................................................................17
   Section 3.5.      Payment Upon Redemption.....................................................................18
   Section 3.6.      No Sinking Fund.............................................................................18

ARTICLE IV EXTENSION OF INTEREST PAYMENT PERIOD..................................................................18
   Section 4.1.      Extension of Interest Payment Period........................................................18
   Section 4.2.      Notice of Extension.........................................................................19
   Section 4.3.      Limitation on Transactions..................................................................19

ARTICLE V PARTICULAR COVENANTS OF THE COMPANY....................................................................20
   Section 5.1.      Payment of Principal and Interest...........................................................20
   Section 5.2.      Maintenance of Agency.......................................................................20
   Section 5.3.      Paying Agents...............................................................................21
   Section 5.4.      Appointment to Fill Vacancy in Office of Trustee............................................21
   Section 5.5.      Compliance with Consolidation Provisions....................................................21
   Section 5.6.      Limitation on Transactions..................................................................22
   Section 5.7.      Covenants as to the Trust...................................................................22
   Section 5.8.      Covenants as to Purchases...................................................................23
   Section 5.9.      Waiver of Usury; Stay or Extension Laws.....................................................23
   Section 5.10.     Limitation on Additional Junior Indebtedness................................................23

ARTICLE VI DEBENTUREHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE....................................25
   Section 6.1.      Company to Furnish the Trustee Names and Addresses of Debentureholders......................25
   Section 6.2.      Preservation of Information Communications with the Debentureholders........................25
   Section 6.3.      Reports by the Company......................................................................25
   Section 6.4.      Reports by the Trustee......................................................................26

ARTICLE VII REMEDIES OF THE TRUSTEE AND DEBENTUREHOLDERS ON EVENT OF DEFAULT.....................................26
   Section 7.1.      Events of Default...........................................................................26
   Section 7.2.      Collection of Indebtedness and Suits for Enforcement by Trustee.............................28
   Section 7.3       Application of Money Collected..............................................................29
   Section 7.4.      Limitation on Suits.........................................................................29
   Section 7.5.      Rights and Remedies Cumulative; Delay or Omission Not Waiver................................30
   Section 7.6.      Control by Debentureholders.................................................................30
   Section 7.7.      Undertaking to Pay Costs....................................................................31
   Section 7.8.      Direct Action; Right of Set-Off.............................................................31

ARTICLE VIII FORM OF DEBENTURE AND ORIGINAL ISSUE................................................................32
   Section 8.1.      Form of Debenture...........................................................................32
   Section 8.2.      Original Issue of the Debentures............................................................32

ARTICLE IX CONCERNING THE TRUSTEE................................................................................32
   Section 9.1.      Certain Duties and Responsibilities of the Trustee..........................................32
   Section 9.2.      Notice of Defaults..........................................................................33
   Section 9.3.      Certain Rights of Trustee...................................................................33
   Section 9.4.      Trustee Not Responsible for Recitals, etc...................................................34
   Section 9.5.      May Hold the Debentures.....................................................................35
   Section 9.6.      Money Held in Trust.........................................................................35
   Section 9.7.      Compensation and Reimbursement..............................................................35
   Section 9.8.      Reliance on Officers' Certificate...........................................................35
   Section 9.9.      Disqualification; Conflicting Interests.....................................................36
   Section 9.10.     Corporate Trustee Required; Eligibility.....................................................36
   Section 9.11.     Resignation and Removal; Appointment of Successor...........................................36
   Section 9.12.     Acceptance of Appointment by Successor......................................................37
   Section 9.13.     Merger, Conversion, Consolidation or Succession to Business.................................38
   Section 9.14.     Preferential Collection of Claims Against the Company.......................................38

ARTICLE X CONCERNING THE DEBENTUREHOLDERS........................................................................38
   Section 10.1.     Evidence of Action by Holders...............................................................38
   Section 10.2.     Proof of Execution by Debentureholders......................................................39
   Section 10.3.     Who May be Deemed Owners....................................................................39
   Section 10.4.     Certain Debentures Owned by Company Disregarded.............................................39
   Section 10.5.     Actions Binding on Future Debentureholders..................................................40

ARTICLE XI SUPPLEMENTAL INDENTURES...............................................................................40
   Section 11.1.     Supplemental Indentures Without the Consent of Debentureholders.............................40
   Section 11.2.     Supplemental Indentures with Consent of Debentureholders....................................41
   Section 11.3.     Effect of Supplemental Indentures...........................................................41
   Section 11.4.     The Debentures Affected by Supplemental Indentures..........................................41
   Section 11.5.     Execution of Supplemental Indentures........................................................42

ARTICLE XII SUCCESSOR CORPORATION................................................................................42
   Section 12.1.     Company May Consolidate, etc................................................................42
   Section 12.2.     Successor Corporation Substituted...........................................................43
   Section 12.3.     Evidence of Consolidation, etc. to Trustee..................................................43

ARTICLE XIII SATISFACTION AND DISCHARGE..........................................................................43
   Section 13.1.     Satisfaction and Discharge of Indenture.....................................................43
   Section 13.2.     Discharge of Obligations....................................................................44
   Section 13.3.     Deposited Money to be Held in Trust.........................................................44
   Section 13.4.     Payment of Money Held by Paying Agents......................................................44
   Section 13.5.     Repayment to the Company....................................................................44

ARTICLE XIV IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS......................................44
   Section 14.1.     No Recourse.................................................................................44

ARTICLE XV MISCELLANEOUS PROVISIONS..............................................................................45
   Section 15.1.     Effect on Successors and Assigns............................................................45
   Section 15.2.     Actions by Successor........................................................................45
   Section 15.3.     Surrender of Company Powers.................................................................45
   Section 15.4.     Notices.....................................................................................45
   Section 15.5.     Governing Law...............................................................................45
   Section 15.6.     Treatment of Debentures as Debt.............................................................46
   Section 15.7.     Compliance Certificates and Opinions........................................................46
   Section 15.8.     Payments on Business Days...................................................................46
   Section 15.9.     Conflict with Trust Indenture Act...........................................................46
   Section 15.10.    Counterparts................................................................................46
   Section 15.11.    Separability................................................................................46
   Section 15.12.    Assignment..................................................................................47
   Section 15.13.    Acknowledgment of Rights....................................................................47

ARTICLE XVI SUBORDINATION OF THE DEBENTURES......................................................................47
   Section 16.1.     Agreement to Subordinate....................................................................47
   Section 16.2.     Default on Senior Debt, Subordinated Debt or Additional Senior Obligations..................47
   Section 16.3.     Liquidation; Dissolution; Bankruptcy........................................................48
   Section 16.4.     Subrogation.................................................................................49
   Section 16.5.     Trustee to Effectuate Subordination.........................................................50
   Section 16.6.     Notice by the Company.......................................................................50
   Section 16.7.     Rights of the Trustee; Holders of the Senior Indebtedness...................................51
   Section 16.8.     Subordination May Not be Impaired...........................................................51









                              CROSS-REFERENCE TABLE

Section of
Trust Indenture Act                                                                              Section of
of 1939, as amended                                                                              Indenture
-------------------                                                                              ---------

310(a).........................................................................................................9.10
310(b)....................................................................................................9.9, 9.11
310(c)...............................................................................................Not Applicable
311(a).........................................................................................................9.14
311(b).........................................................................................................9.14
311(c)...............................................................................................Not Applicable
312(a)................................................................................................. 6.1, 6.2(a)
312(b)...................................................................................................... 6.2(c)
312(c)...................................................................................................... 6.2(c)
313(a)...................................................................................................... 6.4(a)
313(b)...................................................................................................... 6.4(b)
313(c)...............................................................................................6.4(a), 6.4(b)
313(d).......................................................................................................6.4(c)
314(a).......................................................................................................6.3(a)
314(b)...............................................................................................Not Applicable
314(c).........................................................................................................15.7
314(d)...............................................................................................Not Applicable
314(e).........................................................................................................15.7
314(f)...............................................................................................Not Applicable
315(a)..................................................................................................9.1(a), 9.3
315(b)..........................................................................................................9.2
315(c).......................................................................................................9.1(a)
315(d).......................................................................................................9.1(b)
315(e)..........................................................................................................7.7
316(a).....................................................................................................1.1, 7.6
316(b).......................................................................................................7.4(b)
316(c)......................................................................................................10.1(b)
317(a)..........................................................................................................7.2
317(b)..........................................................................................................5.3
318(a).........................................................................................................15.9

Note: This Cross-Reference Table does not constitute part of this Indenture and shall not affect the interpretation of any of its terms or provisions.


                                    INDENTURE

         INDENTURE, dated as of ______________ ___, 2003, between FIRST BANKS, INC., a Missouri corporation (the "Company") and FIFTH THIRD BANK, a bank
                              ------------
duly organized and existing under the laws of the United States of America, as trustee (the "Trustee");
                 -------

                                    RECITALS

         WHEREAS, for its lawful corporate purposes, the Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of securities to be known as its _____% Subordinated Debentures due 2033 (hereinafter referred to as the "Debentures"), the form and substance of
                                      ----------
such Debentures and the terms, provisions and conditions thereof to be set forth as provided in this Indenture;

         WHEREAS, First Preferred Capital Trust IV, a Delaware statutory trust (the "Trust"), has offered to the public $60,000,000 aggregate liquidation amount of its Preferred Securities (as defined herein) ($69,000,000 if the Underwriters exercise their Option (as defined herein)) and proposes to invest the proceeds from such offering, together with the proceeds of the issuance and sale by the Trust to the Company of $1,855,675 aggregate liquidation amount of its Common Securities (as defined herein) ($2,134,025 if the Underwriters exercise their Option), in $61,855,675 aggregate principal amount of the Debentures ($71,134,025 if the Underwriters exercise their Option); and

         WHEREAS, the Company has requested that the Trustee execute and deliver this Indenture; and

         WHEREAS, all requirements necessary to make this Indenture a valid instrument in accordance with its terms, and to make the Debentures, when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been performed, and the execution and delivery of this Indenture have been duly authorized in all respects; and

         WHEREAS, to provide the terms and conditions upon which the Debentures are to be authenticated, issued and delivered, the Company has duly authorized the execution of this Indenture; and

         WHEREAS, all things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

         NOW, THEREFORE, in consideration of the premises and the purchase of the Debentures by the Trust, it is mutually covenanted and agreed as follows for the equal and ratable benefit of the holders of the Debentures:

                                    ARTICLE I
                                   DEFINITIONS

         Section 1.1 Definitions of Terms. The terms defined in this Section 1.1 (except as in this Indenture otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section
1.1 and shall include the plural as well as the singular. All other terms used in this Indenture that are defined in the Trust Indenture Act, or that are by reference in the Trust Indenture Act defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires), shall have the meanings assigned to such terms in the Trust Indenture Act and in the Securities Act as in force at the date of the execution of this instrument. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with Generally Accepted Accounting Principles.

         "Accelerated Maturity Date" means if the Company elects to accelerate
          -------------------------
the Maturity Date in accordance with Section 2.2(b), the date selected by the Company which is prior to the Scheduled Maturity Date, but is after March 31, 2008.

         "Additional Junior Indebtedness" means, without duplication, (A) any
          ------------------------------
indebtedness, liabilities or obligations of the Company, or any Subsidiary of the Company, under debt securities (or guarantees in respect of debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a finance subsidiary (as such term is defined in Rule 3a-5) under the Investment Company Act (or any successor Rule applicable thereto)) or other financing vehicle of the Company or any Subsidiary of the Company in connection with the issuance by that entity of preferred securities or other securities that are intended to qualify for Tier 1 capital treatment (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company, other than the Debentures; provided, however, that the inability of the Company to treat all or any portion of the Additional Junior Indebtedness as Tier 1 capital shall not disqualify it as Additional Junior Indebtedness if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest to which the Federal Reserve now accords or may hereafter accord Tier 1 capital treatment (including the Debentures) in excess of the amount which may qualify for treatment as Tier 1 capital under applicable capital adequacy guidelines of the Federal Reserve and (B) any indebtedness, liabilities or obligations of the Company, or any Subsidiary of the Company, that is junior or otherwise subordinate in right of payment to Senior Indebtedness of the Company and that has a maturity or is otherwise due and payable by the Company on a date twelve (12) months or more after its date of original issuance, other than the Debentures.

         "Additional Payments" shall have the meaning set forth in Section
          -------------------
2.5(c).

         "Additional Senior Obligations" means all indebtedness of the Company
          -----------------------------
whether incurred on or prior to the date of this Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations does not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Debentures or to rank pari passu in right of payment with the Debentures, including the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II, the Company's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III, the Company's Floating Rate Junior Subordinated Debt Securities due 2032 issued to First Bank Capital Trust, and by virtue of First Banks America, Inc.'s merger with and into the Company, the First Banks America, Inc. 8.50% Subordinated Debentures due 2028 issued to First America Capital Trust. For purposes of this definition, "claim" shall have the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

         "Administrative Trustees" shall have the meaning set forth in the Trust
          -----------------------
Agreement.

         "Affiliate" means, with respect to a specified Person, (a) any Person
          ---------
directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities or other ownership interests of the specified Person; (b) any Person 10% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled or held with power to vote by the specified Person; (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person; (d) a partnership in which the specified Person is a general partner; (e) any officer or director of the specified Person; and (f) if the specified Person is an individual, any entity of which the specified Person is an officer, director or general partner.

         "Authenticating  Agent" means an  authenticating  agent with respect
          ---------------------
to the  Debentures  appointed by the Trustee  pursuant to Section 2.12.

         "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or
          --------------
state law for the relief of debtors.

         "Board of Directors" means the Board of Directors of the Company or any
          ------------------
duly authorized committee of such Board.

         "Board Resolution" means a copy of a resolution certified by the
          ----------------
Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

         "Business Day" means, with respect to the Debentures, any day other
          ------------
than a Saturday or a Sunday or a day on which federal or state banking institutions in the Borough of Manhattan, the City of New York, are authorized or required by law, executive order or regulation to close, or a day on which the Corporate Trust Office of the Trustee or the Property Trustee is closed for business.

         "Capital Treatment Event" means the receipt by the Company and the
          -----------------------
Trust of an Opinion of Counsel, rendered by a law firm having a recognized banking law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement, action or judicial decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount (as defined in the Trust Agreement) of the Preferred Securities (or any substantial portion thereof) as Tier 1 capital (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any of the events described above.

         "Certificate"  means a certificate signed by the principal executive
          -----------
officer, the principal financial officer, the principal accounting officer, the treasurer or any vice president of the Company. The Certificate need not comply with the provisions of Section 15.7.

         "Change in 1940 Act Law" shall have the meaning set forth in the
          ----------------------
definition of "Investment Company Event."

         "Commission" means the Securities and Exchange Commission, as from time
          ----------
to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "Common Securities" means undivided beneficial interests in the assets
          -----------------
of the Trust which rank pari passu with the Preferred Securities; provided, however, that upon the occurrence and during the continuation of an Event of Default, the rights of holders of Common Securities to payment in respect of (i) distributions, and (ii) payments upon liquidation, redemption and otherwise, are subordinated to the rights of holders of Preferred Securities.

         "Company"  means First Banks,  Inc., a corporation  duly organized and
          -------
existing under the laws of the State of Missouri, and, subject to the provisions of Article XII, shall also include its successors and assigns.

         "Compounded Interest" shall have the meaning set forth in Section 4.1.
          -------------------

         "Corporate Trust Office" means the office of the Trustee at which,  at
          ----------------------
any particular time, its corporate trust business shall be principally administered, which office at the date hereof is located at 38 Fountain Square Plaza, MD 10AT60, Cincinnati, Ohio 45202, Attention: Corporate Trust
Department.

         "Coupon Rate" shall have the meaning set forth in Section 2.5(a).
          -----------

         "Custodian" means any receiver, trustee, assignee, liquidator, or
          ---------
similar official under any Bankruptcy Law.

         "Debentures" shall have the meaning set forth in the Recitals hereto.
          ----------

         "Debentureholder," "holder of Debentures," "registered holder," or
          ---------------    --------------------    -----------------
other similar term, means the Person or Persons in whose name or names a particular Debenture shall be registered on the books of the Company or the Trustee kept for that purpose in accordance with the terms of this Indenture.

         "Debenture Register" shall have the meaning set forth in Section
          ------------------
2.7(b).
         "Debenture Registrar" shall have the meaning set forth in Section
          -------------------
2.7(b).

         "Debt" means with respect to any Person, whether recourse is to all or
          ----
a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         "Default" means any event, act or condition that with notice or lapse
          -------
of time, or both, would constitute an Event of Default.

         "Deferred Payment" shall have the meaning set forth in Section 4.1.
          ----------------

         "Direct Action" shall have the meaning set forth in Section 7.8.
          -------------

         "Dissolution Event" means that as a result of the occurrence and
          -----------------
continuation of a Special Event, the Trust is to be dissolved in accordance with the Trust Agreement and the Debentures held by the Property Trustee are to be distributed to the holders of the Trust Securities issued by the Trust pro rata in accordance with the Trust Agreement.

         "Distribution" shall have the meaning set forth in the Trust Agreement.
          ------------

         "Event of Default" means, with respect to the Debentures, any event
          ----------------
specified in Section 7.1, which has continued for the period of time, if any, and after the giving of the notice, if any therein designated.

         "Exchange  Act,"  means the  Securities  Exchange  Act of 1934,  as
          -------------
amended,  as in effect at the date of  execution  of this Indenture.

         "Extension Period" shall have the meaning set forth in Section 4.1.
          ----------------

         "Federal Reserve" means the Board of Governors of the Federal Reserve
          ---------------
System.

         "Guarantee" shall have the meaning set forth in the Trust Agreement.
          ---------

         "Generally  Accepted  Accounting  Principles"  means such accounting
          -------------------------------------------
principles as are generally accepted at the time of any computation required hereunder.

         "Governmental Obligations" means securities that are (i) direct
          ------------------------
obligations of the United States of America for the payment of which its full faith and credit is pledged; or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Governmental Obligation or a specific payment of principal of or interest on any such Governmental Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Governmental Obligation or the specific payment of principal of or interest on the Governmental Obligation evidenced by such depositary receipt.

         "Herein," "hereof," and "hereunder," and other words of similar import,
          ------    ------        ---------
refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

         "Indenture" means this instrument as originally executed or as it may
          ---------
from time to time be supplemented or amended by one or more indentures supplemental hereto entered into in accordance with the terms hereof.

         "Interest Payment Date" shall have the meaning set forth in Section
          ---------------------
2.5(a).

         "Investment  Company  Act," means the  Investment  Company Act of 1940,
          ------------------------
  as amended,  as in effect at the date of execution of this Indenture.

         "Investment Company Event" means the receipt by the Company and the
          ------------------------
Trust of an Opinion of Counsel, rendered by a law firm having a recognized tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), the Trust is or shall be considered an
              ----------------------
"investment company" that is required to be registered under the Investment Company Act, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Preferred Securities under the Trust Agreement; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any such Change in 1940 Act Law.

         "Maturity Date" means the date on which the Debentures mature and on
          -------------
which the principal shall be due and payable together with all accrued and unpaid interest thereon including Compounded Interest and Additional Payments, if any.

         "Ministerial Action" shall have the meaning set forth in Section 3.2.
          ------------------

         "Officers' Certificate" means a certificate signed by the President or
          ---------------------
a Vice President and by the Treasurer or an Assistant Treasurer or the Controller or an Assistant Controller or the Secretary or an Assistant Secretary of the Company that is delivered to the Trustee in accordance with the terms hereof. Each such certificate shall include the statements provided for in
Section 15.7, if and to the extent required by the provisions thereof.

         "Opinion of Counsel"  means an opinion in writing of  independent,
          ------------------
outside legal counsel that is delivered to the Trustee in accordance with the terms hereof. Each such opinion shall include the statements provided for in
Section 15.7, if and to the extent required by the provisions thereof.

         "Outstanding," when used with respect to the Debentures, means, subject
          -----------
to the provisions of Section 10.4, as of the date of determination, all of the Debentures theretofore authenticated and delivered by the Trustee under this Indenture, except (a) Debentures theretofore canceled by the Trustee or any Paying Agent, or delivered to the Trustee or any Paying Agent for cancellation;
(b) Debentures or portions thereof for the payment or redemption of which money or Governmental Obligations in the necessary amount shall have been deposited in trust with the Trustee or any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent); provided, however, that if such Debentures or portions of such Debentures are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as in Article III provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and (c) Debentures which have been paid or in lieu of or in substitution for which other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.6; provided, however, that in determining whether the holders of the requisite percentage of Debentures have given any request, notice, consent or waiver hereunder, Debentures held by the Company or any Affiliate of the Company shall not be included; provided, further, that the Trustee shall be protected in relying upon any request, notice, consent or waiver unless a Responsible Officer of the Trustee shall have actual knowledge that the holder of such Debenture is the Company or an Affiliate thereof. The Debentures so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debentures, and the pledgee is not a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor.

         "Paying Agent" means any paying agent or co-paying agent appointed
          ------------
pursuant to Section 5.3.

         "Person" means any individual, corporation, estate, partnership,
          ------
limited partnership, joint venture, trust, association, joint-stock company, limited liability company, trust, statutory trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity of whatever nature.

         "Predecessor Debenture" means every previous Debenture evidencing all
          ---------------------
or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.9 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture.

         "Preferred Securities" means the _____% Cumulative Trust Preferred
          --------------------
Securities representing undivided beneficial interests in the assets of the Trust which rank pari passu with Common Securities issued by the Trust; provided, however, that upon the occurrence and during the continuation of an Event of Default, the rights of holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of Preferred Securities.

         "Preferred Securities Guarantee" means any guarantee that the Company
          ------------------------------
may enter into with the Trustee or other Persons that operates directly or indirectly for the benefit of holders of Preferred Securities.

         "Property Trustee" has the meaning set forth in the Trust Agreement.
          ----------------

         "Redemption Price" shall have the meaning set forth in Section 3.2.
          ----------------

         "Responsible Officer" when used with respect to the Trustee means any
          -------------------
officer within the Corporate Trust Office of the Trustee with direct responsibility for the administration of this Indenture, including any vice president, any assistant vice president, any assistant secretary or any other officer or assistant officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

         "Scheduled Maturity Date" means March 31, 2033.
          -----------------------

         "Securities Act," means the Securities Act of 1933, as amended, as in
          --------------
effect at the date of execution of this Indenture.

         "Senior Debt" means the principal of (and premium, if any) and
          -----------
interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on all Debt, whether incurred on or prior to the date of this Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures or to other Debt which is pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II, the Company's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III, the Company's Floating Rate Junior Subordinated Debt Securities due 2032 issued to First Bank Capital Trust, and by virtue of First Banks America, Inc.'s merger with and into the Company, the First Banks America, Inc. 8.50% Subordinated Debentures due 2028 issued to First America Captial Trust), or subordinated to, the Debentures; provided, however, that Senior Debt shall not be deemed to include any (a) Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company; (b) the Guarantee Agreement; (c) Debt to any employee of the Company;
(d) Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Debentures as a result of the subordination provisions of this Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject; and (e) Debt which constitutes Subordinated Debt.

         "Senior Indebtedness" shall have the meaning set forth in Section 16.1.
          -------------------

         "Special Event" means a Tax Event, a Capital Treatment Event or an
          -------------
Investment Company Event.

         "Subordinated Debt" means the principal of (and premium, if any) and
          -----------------
interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt (other than the Debentures), whether incurred on or prior to the date of this Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Debentures); provided, however, that Subordinated Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company owed to any of its subsidiaries, (iii) any Debt owed to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of this Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject,
(v) Debt which constitutes Senior Debt, (vi) any Debt of the Company under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a financing vehicle of the Company in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment, or (vii) any Debt of its Subsidiaries (including any Debt of First Banks America, Inc. under debt securities and guarantees in respect of such securities initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with First Banks America, Inc. that is, directly or indirectly, a financing vehicle of First Banks America, Inc. in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for Tier 1 capital treatment) unless, by its terms, such Debt is subordinated to the Debentures.

         "Subsidiary" means, with respect to any Person, (i) any corporation at
          ----------
least a majority of whose outstanding Voting Stock shall at the time be owned, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries; (ii) any general partnership, limited liability company, joint venture, trust or similar entity, at least a majority of whose outstanding partnership or similar interests shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner.

         "Tax Event" means the receipt by the Company and the Trust of an
          ---------
Opinion of Counsel, rendered by a law firm having a recognized tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or shall be within ninety (90) days after the date of such Opinion of Counsel, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Company on the Debentures is not, or within ninety (90) days after the date of such Opinion of Counsel, shall not be, deductible by the Company, in whole or in part, for United States federal income tax purposes; or (iii) the Trust is, or shall be within 90 days after the date of such Opinion of Counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges; provided, however, that the Trust or the Company shall have requested and received such an Opinion of Counsel with regard to such matters within a reasonable period of time after the Trust or the Company shall have become aware of the occurrence or the possible occurrence of any of the events described in clauses (i) through (iii) above.

         "Trust" means First Preferred Capital Trust IV, a Delaware statutory
          -----
trust.

         "Trust Agreement" means the Amended and Restated Trust Agreement, dated
          ---------------
__________ ____, 2003, of the Trust.

         "Trustee" means Fifth Third Bank and, subject to the provisions of
          -------
Article IX, shall also include its successors and assigns, and, if at any time there is more than one Person acting in such capacity hereunder, "Trustee" shall mean each such Person.


         "Trust Indenture Act," means the Trust Indenture Act of 1939, as
          -------------------
amended, subject to the provisions of Sections 11.1, 11.2, and 12.1, as in effect at the date of execution of this Indenture.

         "Trust Securities" means the Common Securities and Preferred
          ----------------
Securities, collectively.

         "Voting Stock," as applied to stock of any Person, means shares,
          ------------
interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

                                   ARTICLE II
                     ISSUE, DESCRIPTION, TERMS, CONDITIONS,
                   REGISTRATION AND EXCHANGE OF THE DEBENTURES

         Section 2.1 Designation and Principal Amount. There is hereby authorized Debentures designated the "_____% Subordinated Debentures due 2033," limited in aggregate principal amount up to $71,134,025 which amount shall be as set forth in any written order of the Company for the authentication and delivery of Debentures pursuant to Section 2.6.

         Section 2.2    Maturity.

         (a) The Maturity Date shall be either:

             (i)      the Scheduled Maturity Date; or

             (ii) if the Company elects to accelerate the Maturity Date to be a date prior to the Scheduled Maturity Date in accordance with Section 2.2
(c), the Accelerated Maturity Date.

         (b) The Company may at any time before the day which is ninety (90) days before the Scheduled Maturity Date and after March 31, 2008 elect to shorten the Maturity Date only once to the Accelerated Maturity Date, provided that the Company has received the prior approval of the Federal Reserve if then required under applicable capital guidelines, policies or regulations of the Federal Reserve.

         (c) If the Company elects to accelerate the Maturity Date in accordance with Section 2.2(b), the Company shall give notice to the Trustee and the Trust (unless the Trust is not the holder of the Debentures, in which case the Trustee will give notice to the holders of the Debentures) of the acceleration of the Maturity Date and the Accelerated Maturity Date at least thirty (30) days and no more than 180 days before the Accelerated Maturity Date; provided, however, that nothing provided in this Section 2.2 shall limit the Company's rights, as provided in Article III hereof, to redeem all or a portion of the Debentures at such time or times on or after March 31, 2008, as the Company may so determine, or at any time upon the occurrence of a Special Event.

         Section 2.3 Form and Payment. The Debentures shall be issued in fully registered certificated form without interest coupons. Principal and interest on the Debentures issued in certificated form shall be payable, the transfer of such Debentures shall be registrable and such Debentures shall be exchangeable for Debentures bearing identical terms and provisions at the office or agency of the Trustee; provided, however, that payment of interest may be made at the option of the Company by check mailed to the holder at such address as shall appear in the Debenture Register or by wire transfer to an account maintained by the holder as specified in the Debenture Register, provided that the holder provides proper transfer instructions by the regular record date. Notwithstanding the foregoing, so long as the holder of any Debentures is the Property Trustee, the payment of principal of and interest (including Compounded Interest and Additional Payments, if any) on such Debentures held by the Property Trustee shall be made at such place and to such account as may be designated by the Property Trustee.

         Section 2.4    [Intentionally Omitted].

         Section 2.5    Interest.

         (a) Each Debenture shall bear interest at a rate of _____% per annum (the "Coupon Rate") from the original date of issuance until the principal
      -----------
thereof becomes due and payable, and on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the Coupon Rate, compounded quarterly, payable (subject to the provisions of Article IV) quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest
                                                                   --------
Payment Date"), commencing on March 31, 2003, to the Person in whose name such
------------
Debenture or any Predecessor Debenture is registered, at the close of business on the regular record date for such interest installment, which shall be the fifteenth day of the last month of the calendar quarter.

         (b) The amount of interest payable for any period shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally payable.

         (c) If, at any time while the Property Trustee is the holder of any Debentures, the Trust or the Property Trustee is required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any case, the Company shall pay as additional payments ("Additional
                                                                  ----------
Payments") on the Debentures held by the Property Trustee, such additional
--------
amounts as shall be required so that the net amounts received and retained by the Trust and the Property Trustee after paying such taxes, duties, assessments or other governmental charges shall be equal to the amounts the Trust and the Property Trustee would have received had no such taxes, duties, assessments or other government charges been imposed.

         Section 2.6    Execution and Authentication.

         (a) The Debentures shall be signed on behalf of the Company by its Chairman, Chief Executive Officer, President or one of its Vice Presidents, under its corporate seal attested by its Secretary or one of its Assistant Secretaries. Signatures may be in the form of a manual or facsimile signature. The Company may use the facsimile signature of any Person who shall have been a Chairman, Chief Executive Officer, President or Vice President thereof, or of any Person who shall have been a Secretary or Assistant Secretary thereof, notwithstanding the fact that at the time the Debentures shall be authenticated and delivered or disposed of such Person shall have ceased to be the Chairman, Chief Executive Officer, President or a Vice President, or the Secretary or an Assistant Secretary, of the Company (and any such signature shall be binding on the Company). The seal of the Company may be in the form of a facsimile of such seal and may be impressed, affixed, imprinted or otherwise reproduced on the Debentures. The Debentures may contain such notations, legends or endorsements required by law, stock exchange rule or usage. Each Debenture shall be dated the date of its authentication by the Trustee.

         (b) A Debenture shall not be valid until manually authenticated by an authorized signatory of the Trustee, or by an Authenticating Agent. Such signature shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

         (c) At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Debentures executed by the Company to the Trustee for authentication, together with a written order of the Company for the authentication and delivery of such Debentures signed by its Chairman, Chief Executive Officer, President or any Vice President and its Treasurer or any Assistant Treasurer, and the Trustee in accordance with such written order shall authenticate and deliver such Debentures.

         (d) In authenticating such Debentures and accepting the additional responsibilities under this Indenture in relation to such Debentures, the Trustee shall be entitled to receive, and (subject to Section 9.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture.

         (e) The Trustee shall not be required to authenticate such Debentures if the issue of such Debentures pursuant to this Indenture shall affect the Trustee's own rights, duties or immunities under the Debentures and this Indenture or otherwise in a manner that is not reasonably acceptable to the Trustee.

         Section 2.7    Registration of Transfer and Exchange.

         (a) Debentures may be exchanged upon presentation thereof at the office or agency of the Company designated for such purpose or at the office of the Debenture Registrar, for other Debentures and for a like aggregate principal amount in denominations of integral multiples of $25, upon payment of a sum sufficient to cover any tax or other governmental charge in relation thereto, all as provided in this Section 2.7. In respect of any Debentures so surrendered for exchange, the Company shall execute, the Trustee shall authenticate and such office or agency shall deliver in exchange therefor the Debenture or Debentures that the Debentureholder making the exchange shall be entitled to receive, bearing numbers not contemporaneously outstanding.

         (b) The Company shall keep, or cause to be kept, at its office or agency designated for such purpose or at the office of the Debenture Registrar, or such other location designated by the Company a register or registers (herein referred to as the "Debenture Register") in which, subject to such reasonable
                    ------------------
regulations as the Debenture Registrar (as defined below) may prescribe, the Company shall register the Debentures and the transfers of Debentures as in this
Article II provided and which at all reasonable times shall be open for inspection by the Trustee. The registrar for the purpose of registering Debentures and transfer of Debentures as herein provided shall initially be the Trustee and thereafter as may be appointed by the Company as authorized by Board Resolution (the "Debenture Registrar"). Upon surrender for transfer of any Debenture at the office or agency of the Company designated for such purpose, the Company shall execute, the Trustee shall authenticate and such office or agency shall deliver in the name of the transferee or transferees a new Debenture or Debentures for a like aggregate principal amount. All Debentures presented or surrendered for exchange or registration of transfer, as provided in this Section 2.7, shall be accompanied (if so required by the Company or the Debenture Registrar) by a written instrument or instruments of transfer, in form
-------------------
satisfactory to the Company or the Debenture Registrar, duly executed by the registered holder or by such holder's duly authorized attorney in writing.

         (c) No service charge shall be made for any exchange or registration of transfer of Debentures, or issue of new Debentures in case of partial redemption, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in relation thereto, other than exchanges pursuant to Section 2.8, Section 3.5(b) and Section 11.4 not involving any transfer.

         (d) The Company shall not be required (i) to issue, exchange or register the transfer of any Debentures during a period beginning at the opening of business fifteen (15) days before the day of the mailing of a notice of redemption of less than all the Outstanding Debentures and ending at the close of business on the day of such mailing; nor (ii) to register the transfer of or exchange any Debentures or portions thereof called for redemption.

         (e) Debentures may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Indenture. Any transfer or purported transfer of any Debenture not made in accordance with this Indenture shall be null and void.

         Section 2.8 Temporary Debentures. Pending the preparation of definitive Debentures, the Company may execute, and the Trustee shall authenticate and deliver, temporary Debentures (printed, lithographed, or typewritten). Such temporary Debentures shall be substantially in the form of the definitive Debentures in lieu of which they are issued, but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every temporary Debenture shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Debentures. Without unnecessary delay the Company shall execute and shall furnish definitive Debentures and thereupon any or all temporary Debentures may be surrendered in exchange therefor (without charge to the holders), at the office or agency of the Company designated for the purpose and the Trustee shall authenticate and such office or agency shall deliver in exchange for such temporary Debentures an equal aggregate principal amount of definitive Debentures, unless the Company advises the Trustee to the effect that definitive Debentures need not be authenticated and furnished until further notice from the Company. Until so exchanged, the temporary Debentures shall be entitled to the same benefits under this Indenture as definitive Debentures authenticated and delivered hereunder.

         Section 2.9    Mutilated, Destroyed, Lost or Stolen Debentures.

         (a) In case any temporary or definitive Debenture shall become mutilated or be destroyed, lost or stolen, the Company (subject to the next succeeding sentence) shall execute, and upon the Company's request the Trustee (subject as aforesaid) shall authenticate and deliver, a new Debenture bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost, stolen or mutilated. In every case the applicant for a substituted Debenture shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of the applicant's Debenture and of the ownership thereof. The Trustee shall authenticate any such substituted Debenture and deliver the same upon the written request or authorization of the Chairman, Chief Executive Officer, President or any Vice President and the Treasurer or any Assistant Treasurer of the Company. Upon the issuance of any substituted Debenture, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith. In case any Debenture that has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as they may require to save them harmless, and, in case of destruction, loss or theft, evidence to the satisfaction of the Company and the Trustee of the destruction, loss or theft of such Debenture and of the ownership thereof.

         (b) Every replacement Debenture issued pursuant to the provisions of this Section 2.9 shall constitute an additional contractual obligation of the Company whether or not the mutilated, destroyed, lost or stolen Debenture shall be found at any time, or be enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. All Debentures shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures, and shall preclude (to the extent lawful) any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

         Section 2.10 Cancellation. All Debentures surrendered for the purpose of payment, redemption, exchange or registration of transfer shall, if surrendered to the Company or any Paying Agent, be delivered to the Trustee for cancellation, or, if surrendered to the Trustee, shall be canceled by it, and no Debentures shall be issued in lieu thereof except as expressly required or permitted by any of the provisions of this Indenture. On request of the Company at the time of such surrender, the Trustee shall deliver to the Company canceled Debentures held by the Trustee. In the absence of such request the Trustee may dispose of canceled Debentures in accordance with its standard procedures and deliver a certificate of disposition to the Company. If the Company shall otherwise acquire any of the Debentures, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debentures unless and until the same are delivered to the Trustee for cancellation.

         Section 2.11 Benefit of Indenture. Nothing in this Indenture or in the Debentures, express or implied, shall give or be construed to give to any Person, other than the parties hereto and the holders of the Debentures (and, with respect to the provisions of Article XVI, the holders of the Senior Indebtedness) any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition or provision herein contained; all such covenants, conditions and provisions being for the sole benefit of the parties hereto and of the holders of the Debentures (and, with respect to the provisions of Article XVI, the holders of the Senior Indebtedness).

         Section 2.12   Authenticating Agent.

         (a) So long as any of the Debentures remain Outstanding there may be an Authenticating Agent for any or all such Debentures, which Authenticating Agent the Trustee shall have the right to appoint. Said Authenticating Agent shall be authorized to act on behalf of the Trustee to authenticate Debentures issued upon exchange, transfer or partial redemption thereof, and Debentures so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. All references in this Indenture to the authentication of Debentures by the Trustee shall be deemed to include authentication by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall be a corporation that has a combined capital and surplus, as most recently reported or determined by it, sufficient under the laws of any jurisdiction under which it is organized or in which it is doing business to conduct a trust business, and that is otherwise authorized under such laws to conduct such business and is subject to supervision or examination by federal or state authorities. If at any time any Authenticating Agent shall cease to be eligible in accordance with these provisions, it shall resign immediately.

         (b) Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time (and upon request by the Company shall) terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Company. Upon resignation, termination or cessation of eligibility of any Authenticating Agent, the Trustee may appoint a successor Authenticating Agent eligible under the provisions of Section 2.12(a) of this Indenture. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder as if originally named as an Authenticating Agent pursuant hereto.

                                   ARTICLE III
                            REDEMPTION OF DEBENTURES

         Section 3.1 Redemption. Subject to the Company having received prior approval of the Federal Reserve, if then required under the applicable capital guidelines, policies or regulations of the Federal Reserve, the Company may redeem the Debentures issued hereunder on and after the dates set forth in and in accordance with the terms of this Article III.

         Section 3.2 Special Event Redemption. Subject to the Company having received the prior approval of the Federal Reserve, if then required under the applicable capital guidelines, policies or regulations of the Federal Reserve, if a Special Event has occurred and is continuing, then, notwithstanding Section 3.3(a) but subject to Section 3.3(b), the Company shall have the right upon not less than thirty (30) days' nor more than sixty (60) days' notice to the holders of the Debentures to redeem the Debentures, in whole but not in part, for cash within 180 days following the occurrence of such Special Event (the "180-Day
                                                                     -------
Period") at a redemption price equal to 100% of the principal amount to be
------
redeemed plus any accrued and unpaid interest thereon to the date of such redemption (the "Redemption Price"), provided, that if at the time there is
                 ----------------
available to the Company the opportunity to eliminate, within the 180-Day Period, a Tax Event by taking some ministerial action (a "Ministerial Action"),
                                                          ------------------
such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Company, the Trust or the holders of the Trust Securities issued by the Trust, the Company shall pursue such Ministerial Action in lieu of redemption, and, provided, further, that the Company shall have no right to redeem the Debentures pursuant to this Section
3.2 while it is pursuing any Ministerial Action pursuant to its obligations hereunder, and, provided, further, that, if it is determined that the taking of a Ministerial Action would not eliminate the Tax Event within the 180 Day Period, the Company's right to redeem the Debentures pursuant to this Section
3.2 shall be restored and it shall have no further obligations to pursue the Ministerial Action. The Redemption Price shall be paid prior to 12:00 noon, New York time, on the date of such redemption or such earlier time as the Company determines, provided that the Company shall deposit with the Trustee an amount sufficient to pay the Redemption Price by 10:00 a.m., New York time, on the date such Redemption Price is to be paid.

         Section 3.3    Optional Redemption by the Company.

         (a) Subject to the provisions of Section 3.3(c), except as otherwise may be specified in this Indenture, the Company shall have the right to redeem the Debentures, in whole or in part, from time to time, on or after March 31, 2008, at a Redemption Price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of such redemption. Any redemption pursuant to this Section 3.3(a) shall be made upon not less than thirty (30) days' nor more than sixty (60) days' notice to the holder of the Debentures, at the Redemption Price. If the Debentures are only partially redeemed pursuant to this Section 3.3(a), the Debentures shall be redeemed by lot. The Redemption Price shall be paid prior to 12:00 noon, New York time, on the date of such redemption or at such earlier time as the Company determines, provided that the Company shall deposit with the Trustee an amount sufficient to pay the Redemption Price by 10:00 a.m., New York time, on the date such Redemption Price is to be paid.

         (b) Subject to the provisions of Section 3.3(c), the Company shall have the right to redeem Debentures at any time and from time to time in a principal amount equal to the Liquidation Amount (as defined in the Trust Agreement) of any Preferred Securities purchased and beneficially owned by the Company, plus an additional principal amount of Debentures equal to the Liquidation Amount (as defined in the Trust Agreement) of that number of Common Securities that bears the same proportion to the total number of Common Securities then outstanding as the number of Preferred Securities to be redeemed bears to the total number of Preferred Securities then outstanding. Such Debentures shall be redeemed pursuant to this Section 3.3(b) only in exchange for and upon surrender by the Company to the Property Trustee of the Preferred Securities and a proportionate amount of Common Securities, whereupon the Property Trustee shall cancel the

Preferred Securities and Common Securities so surrendered and a Like Amount (as defined in the Trust Agreement) of Debentures shall be extinguished by the Trustee and shall no longer be deemed Outstanding.

         (c) If a partial redemption of the Debentures would result in the termination of listing of the Preferred Securities on the New York Stock Exchange or the delisting of the Preferred Securities from any national securities exchange or other self-regulatory organization on or in which the Preferred Securities are then included, listed, quoted or included, the Company shall not be permitted to effect such partial redemption and may only redeem the Debentures in whole.

         Section 3.4    Notice of Redemption.

         (a) Except in the case of a redemption pursuant to Section 3.3(b), in case the Company shall desire to exercise such right to redeem all or, as the case may be, a portion of the Debentures in accordance with the right reserved so to do, the Company shall, or shall cause the Trustee to, upon receipt of forty-five (45) days' written notice from the Company (which notice shall, in the event of a partial redemption, include a representation to the effect that such partial redemption will not result in the delisting of the Preferred Securities as described in Section 3.3(c) above), give notice of such redemption to holders of the Debentures to be redeemed by mailing, first class postage prepaid, a notice of such redemption not less than thirty (30) days and not more than sixty (60) days before the date fixed for redemption to such holders at their last addresses as they shall appear upon the Debenture Register unless a shorter period is specified in the Debentures to be redeemed. Any notice that is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered holder receives the notice. In any case, failure duly to give such notice to the holder of any Debenture designated for redemption in whole or in part, or any defect in the notice, shall not affect the validity of the proceedings for the redemption of any other Debentures. In the case of any redemption of Debentures prior to the expiration of any restriction on such redemption provided in the terms of such Debentures or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with any such restriction. Each such notice of redemption shall specify the date fixed for redemption and the Redemption Price and shall state that payment of the Redemption Price shall be made at the Corporate Trust Office, upon presentation and surrender of such Debentures, that interest accrued to the date fixed for redemption shall be paid as specified in said notice and that from and after said date interest shall cease to accrue. If less than all the Debentures are to be redeemed, the notice to the holders of the Debentures shall specify the particular Debentures to be redeemed. If the Debentures are to be redeemed in part only, the notice shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the redemption date, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof shall be issued.

         (b) Except in the case of a redemption pursuant to Section 3.3(b), if less than all the Debentures are to be redeemed, the Company shall give the Trustee at least forty-five (45) days' written notice in advance of the date fixed for redemption as to the aggregate principal amount of Debentures to be redeemed, and thereupon the Trustee shall select, by lot the portion or portions (equal to $25 or any integral multiple thereof) of the Debentures to be redeemed and shall thereafter promptly notify the Company in writing of the numbers of the Debentures to be redeemed, in whole or in part. The Company may, if and whenever it shall so elect pursuant to the terms hereof, by delivery of instructions signed on its behalf by its Chairman, Chief Executive Officer, President or any Vice President, instruct the Trustee or any Paying Agent to call all or any part of the Debentures for redemption and to give notice of redemption in the manner set forth in this Section 3.4, such notice to be in the name of the Company or its own name as the Trustee or such Paying Agent may deem advisable. In any case in which notice of redemption is to be given by the Trustee or any such Paying Agent, the Company shall deliver or cause to be delivered to, or permit to remain with, the Trustee or such Paying Agent, as the case may be, such Debenture Register, transfer books or other records, or suitable copies or extracts therefrom, sufficient to enable the Trustee or such Paying Agent to give any notice by mail that may be required under the provisions of this Section 3.4.

         Section 3.5    Payment Upon Redemption.

         (a) If the giving of notice of redemption shall have been completed as above provided, the Debentures or portions of Debentures to be redeemed specified in such notice shall become due and payable on the date and at the place stated in such notice at the applicable Redemption Price, and interest on such Debentures or portions of Debentures shall cease to accrue on and after the date fixed for redemption, unless the Company shall default in the payment of such Redemption Price with respect to any such Debenture or portion thereof. On presentation and surrender of such Debentures on or after the date fixed for redemption at the place of payment specified in the notice, said Debentures shall be paid and redeemed at the Redemption Price (but if the date fixed for redemption is an Interest Payment Date, the interest installment payable on such date shall be payable to the registered holder at the close of business on the applicable record date pursuant to Section 2.5).

         (b) Upon presentation of any Debenture that is to be redeemed in part only, the Company shall execute and the Trustee shall authenticate and the office or agency where the Debenture is presented shall deliver to the holder thereof, at the expense of the Company, a new Debenture of authorized denomination in principal amount equal to the unredeemed portion of the Debenture so presented.

         Section 3.6 No Sinking Fund. The Debentures are not entitled to the benefit of any sinking fund.

                                   ARTICLE IV
                      EXTENSION OF INTEREST PAYMENT PERIOD

         Section 4.1    Extension of Interest Payment Period. The Company
shall have the right, at any time and from time to time during the term of the Debentures so long as no Event of Default has occurred and is continuing, to defer payments of interest by extending the interest payment period of such Debentures for a period not exceeding twenty (20) consecutive quarters (the "Extension Period"), during which Extension Period no interest shall be due and
 ----------------
payable; provided that no Extension Period may extend beyond the Maturity Date or end on a date other than an Interest Payment Date. To the extent permitted by applicable law, interest, the payment of which has been deferred because of the extension of the interest payment period pursuant to this Section 4.1, shall bear interest thereon at the Coupon Rate compounded quarterly for each quarter of the Extension Period ("Compounded Interest"). At the end of the Extension
                          -------------------
Period, the Company shall calculate (and deliver such calculation to the Trustee) and pay all interest accrued and unpaid on the Debentures, including any Additional Payments and Compounded Interest (together, "Deferred Payments")
                                                            -----------------
that shall be payable to the holders of the Debentures in whose names the

Debentures are registered in the Debenture Register on the first record date after the end of the Extension Period. Before the termination of any Extension Period, the Company may further extend such period so long as no Event of Default has occurred and is continuing, provided that such period together with all such further extensions thereof shall not exceed twenty (20) consecutive quarters, or extend beyond the Maturity Date of the Debentures or end on a date other than an Interest Payment Date. Upon the termination of any Extension Period and upon the payment of all Deferred Payments then due, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest shall be due and payable during an Extension Period, except at the end thereof, but the Company may prepay at any time all or any portion of the interest accrued during an Extension Period.

         Section 4.2    Notice of Extension.

         (a) If the Property Trustee is the only registered holder of the Debentures at the time the Company selects an Extension Period, the Company shall give written notice to the Administrative Trustees, the Property Trustee and the Trustee of its selection of such Extension Period at least two (2) Business Days before the earlier of (i) the next succeeding date on which Distributions on the Trust Securities issued by the Trust are payable; or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to the New York Stock Exchange or other applicable exchange or self-regulatory organization or to holders of the Preferred Securities issued by the Trust, but in any event at least one Business Day before such record date.

         (b) If the Property Trustee is not the only holder of the Debentures at the time the Company selects an Extension Period, the Company shall give the holders of the Debentures and the Trustee written notice of its selection of such Extension Period at least two Business Days before the earlier of (i) the next succeeding Interest Payment Date; or (ii) the date the Company is required to give notice of the record or payment date of such interest payment to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Debentures, but in any event at least one Business Day before such record date.

         (c) The quarter in which any notice is given pursuant to paragraphs (a) or (b) of this Section 4.2 shall be counted as one of the twenty (20) quarters permitted in the maximum Extension Period permitted under Section 4.1.

         Section 4.3 Limitation on Transactions. If (i) the Company shall exercise its right to defer payment of interest as provided in Section 4.1; or
(ii) there shall have occurred and be continuing any Event of Default, then (a) neither the Company nor any of its Subsidiaries shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (A) dividends or distributions in common stock of the Company or such Subsidiary, as the case may be, or any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (B) purchases of common stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (C) as a result of a reclassification of its capital stock for another class of its capital stock, or (D) dividends or distributions made by a Subsidiary to the Company , or (E) dividends or distributions made by a Subsidiary to a Subsidiary); (b) neither the Company nor any Subsidiary shall make any payment of interest, principal or premium, if any, or repay, repurchase or redeem any debt securities issued by the Company or any Subsidiary which rank pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II and the Company's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III) or junior to the Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Debentures; provided, however, that notwithstanding the foregoing the Company may make payments pursuant to its obligations under the Preferred Securities Guarantee; and (c) the Company shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities. The term "capital stock" as used in this Indenture shall not include the 8.50% Subordinated Debentures due 2028 issued by First Banks America, Inc. to First America Capital Trust or the 8.50% Cumulative Trust Preferred Securities issued by First America Capital Trust.

                                    ARTICLE V
                       PARTICULAR COVENANTS OF THE COMPANY

         Section 5.1 Payment of Principal and Interest. The Company shall duly and punctually pay or cause to be paid the principal of and interest on the Debentures at the time and place and in the manner provided herein. Each such payment of the principal of and interest on the Debentures shall relate only to the Debentures, shall not be combined with any other payment of the principal of or interest on any other obligation of the Company, and shall be clearly and unmistakably identified as pertaining to the Debentures.

         Section 5.2 Maintenance of Agency. So long as any of the Debentures remain Outstanding, the Company shall maintain an office or agency at such other location or locations as may be designated as provided in this
Section 5.2, where (i) Debentures may be presented for payment; (ii) Debentures may be presented as hereinabove authorized for registration of transfer and exchange; and (iii) notices and demands to or upon the Company in respect of the Debentures and this Indenture may be given or served, such designation to continue with respect to such office or agency until the Company shall, by written notice signed by its President or a Vice President and delivered to the Trustee, designate some other office or agency for such purposes or any of them. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, notices and demands. The Company shall give the Trustee prompt written notice of any such designation or rescission thereof.

         Section 5.3    Paying Agents.

         (a) The Trustee shall initially act as the Paying Agent. If the Company shall appoint one or more Paying Agents for the Debentures, other than the Trustee, the Company shall cause each such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 5.3:

          (i) that it shall hold all sums held by it as such agent for the payment of the principal of or interest on the Debentures (whether such sums have been paid to it by the Company or by any other obligor of such Debentures) in trust for the benefit of the Persons entitled thereto;

          (ii) that it shall give the Trustee notice of any failure by the Company (or by any other obligor of such Debentures) to make any payment of the principal of or interest on the Debentures when the same shall be due and payable;

          (iii) that it shall, at any time during the continuance of any failure referred to in the preceding paragraph (a)(ii) above, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent; and

          (iv) that it shall perform all other duties of Paying Agent as set forth in this Indenture.

         (b) If the Company shall act as its own Paying Agent with respect to the Debentures, it shall on or before each due date of the principal of or interest on such Debentures, set aside, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay such principal or interest so becoming due on Debentures until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall promptly notify the Trustee of such action, or any failure (by it or any other obligor on such Debentures) to take such action. Whenever the Company shall have one or more Paying Agents for the Debentures, it shall, prior to each due date of the principal of or interest on any Debentures, deposit with the Paying Agent a sum sufficient to pay the principal or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal or interest, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of this action or failure so to act.

         (c) Notwithstanding anything in this Section 5.3 to the contrary, (i) the agreement to hold sums in trust as provided in this Section 5.3 is subject to the provisions of Section 13.3 and 13.4; and (ii) the Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same terms and conditions as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

         Section 5.4 Appointment to Fill Vacancy in Office of Trustee. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, shall appoint, in the manner provided in Section 9.11, a Trustee, so that there shall at all times be a Trustee hereunder.

         Section 5.5 Compliance with Consolidation Provisions. The Company shall not, while any of the Debentures remain Outstanding, consolidate with, or merge into, or merge into itself, or sell or convey all or substantially all of its property to any other company unless the provisions of Article XII hereof are complied with.

         Section 5.6 Limitation on Transactions. If Debentures are issued to the Trust or a trustee of the Trust in connection with the issuance of Trust Securities by the Trust and (i) there shall have occurred and be continuing any event that would constitute an Event of Default; (ii) the Company shall be in default with respect to its payment of any obligations under the Preferred Securities Guarantee relating to the Trust; or (iii) the Company shall have given notice of its election to defer payments of interest on such Debentures by extending the interest payment period as provided in this Indenture and such Extension Period, or any extension thereof, shall be continuing, then (a) neither the Company nor any of its Subsidiaries shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (A) dividends or distributions in common stock of the Company or such Subsidiary, as the case may be, or any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (B) purchases of common stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (C) as a result of a reclassification of its capital stock, or (D) dividends or distributions made by a Subsidiary to the Company, or (E) dividends or distributions made by a Subsidiary to a Subsidiary); (b) neither the Company nor any Subsidiary shall make any payment of principal, interest or premium, if any, or repay, repurchase or redeem any debt securities issued by the Company or any Subsidiary which rank pari passu with (including without limitation the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II, the Company's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III, the Company's Floating Rate Junior Subordinated Debt Securities due 2032 issued to First Bank Capital Trust, and the First Banks America, Inc. 8.50% Subordinated Debentures due 2028 issued to First America Capital Trust) or junior in interest to the Debentures; provided, however, that the Company may make payments pursuant to its obligations under the Preferred Securities Guarantee; and (c) the Company shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities.

         Section 5.7 Covenants as to the Trust. For so long as the Trust Securities of the Trust remain outstanding, the Company shall (i) maintain 100% direct or indirect ownership of the Common Securities of the Trust; provided, however, that any permitted successor of the Company under this Indenture may succeed to the Company's ownership of the Common Securities; (ii) not voluntarily terminate, wind up or liquidate the Trust, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines, regulations or policies of the Federal Reserve and use its reasonable efforts to cause the Trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of Debentures, the redemption of all of the Trust Securities of the Trust or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for United States federal income tax purposes; (iii) use its reasonable efforts to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debentures; and (iv) including any successor to the Company, shall use best efforts to maintain the eligibility of the Preferred Securities for listing, quotation or inclusion on or in any national securities exchange or other self-regulatory organization on or in which the Preferred Securities are then listed, quoted or included (including, if applicable, the New York Stock Exchange) and shall use best efforts to keep the Preferred Securities so listed, quoted or included for so long as the Preferred Securities remain outstanding. In connection with the distribution of the Debentures to the holders of the Preferred Securities issued by the Trust upon a Dissolution Event, the Company shall use its best efforts to list such Debentures on the New York Stock Exchange or on such other exchange or to include such Debentures in such self-regulatory organization as the Preferred Securities are then listed, quoted or included.

         Section 5.8 Covenants as to Purchases. Except upon the exercise by the Company of its right to redeem the Debentures pursuant to Section 3.2 upon the occurrence and continuation of a Special Event or pursuant to Section 3.3(b), the Company shall not purchase any Debentures, in whole or in part, from the Trust prior to March 31, 2008.

         Section 5.9 Waiver of Usury; Stay or Extension Laws. The Company shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performances of this Indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

         Section 5.10 Limitation on Additional Junior Indebtedness. The Company shall not, and it shall not cause or permit any Subsidiary of the Company to, incur, issue or be obligated on any Additional Junior Indebtedness, either directly or indirectly, by way of guarantee, suretyship or otherwise, other than:

         (a) Additional Junior Indebtedness that, by its terms, is expressly stated to be junior and subordinate in all respects to the Debentures; or

         (b) Additional Junior Indebtedness that, by its terms, is expressly stated to be pari passu and rank equally in all respects with the Debentures; provided, however, that neither the Company nor any of its Subsidiaries shall incur, issue or otherwise become obligated on any Additional Junior Indebtedness pursuant to this Section 5.10(b) unless the quotient of "X" divided by "Y" is less than 65% upon incurring, issuing or otherwise obligated on any Additional Junior Indebtedness, where "X" and "Y" are calculated as described in Section 5.10(c) and 5.10(d), respectively.

         (c)   As used in Section 5.10(b), "X" means the sum of the following:

              (i) the aggregate liquidation amount or principal amount, as the case may be, of the Debentures Outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b), plus

             (ii) the aggregate liquidation amount or principal amount, as the case may be, of any Additional Junior Indebtedness previously issued and outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b), excluding any such Additional Junior Indebtedness that, by its terms, is expressly stated to be junior and subordinate in all respects to the Debentures, plus

            (iii) the aggregate liquidation amount or principal amount, as the case may be, of the Additional Junior Indebtedness proposed to be issued or otherwise incurred pursuant to Section 5.10(b), plus

            (iv) the principal amount of any Senior Indebtedness of the Company outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b) for amounts borrowed;

         less, any indebtedness described in clauses (i) to (iv) above to be paid with the proceeds of the Additional Junior Indebtedness then proposed to be incurred, issued or upon which the Company is then to become obligated.

         (d)    As used in Section 5.10(b), "Y" means the sum of the following:

            (i) the stockholder's equity (excluding any amount of accumulated other comprehensive income or loss) of the Company, each calculated on a consolidated basis and in accordance with accounting principles generally accepted in the United States of America, determined as of the last day of the month immediately preceding the month during which the proposed issuance of the Additional Junior Indebtedness pursuant to Section 5.10(b) is scheduled to occur, (provided, however, that in no event shall any portion of the Debentures, the Additional Junior Indebtedness or the Senior Indebtedness described in
Section 5.10(c) also be included in "Y" under this Section 5.10(d)), plus

            (ii) the aggregate liquidation amount or principal amount, as the case may be, of any Additional Junior Indebtedness, which by its terms is expressly stated to be junior and subordinate in all respects to the Debentures and which was previously issued and outstanding at the time of the proposed issuance of such Additional Junior Indebtedness pursuant to Section 5.10(b).

         (e) Notwithstanding the foregoing, the limitations of this Section 5.10 shall not in any way preclude the Company from merging with or into, or from acquiring or being acquired by, another Person (including by way of merger, stock purchase or acquisition of assets) that is not directly or indirectly controlling, controlled by or under common control with the Company in an arm's length transaction entered into in good faith, even though the pro forma consolidated balance sheet of the surviving Person immediately following the consummation of such merger, or of the acquiror immediately following the completion of such acquisition transaction, may include Additional Junior Indebtedness in amounts in excess of amounts that would otherwise be permitted by this Section 5.10; provided, however, that thereafter the limitations on future incurrences of Additional Junior Indebtedness in this Section 5.10 shall continue to apply to the Company (in the event that it is the surviving corporation in such merger transaction or the acquiror in such acquisition transaction) and shall apply to the other Person (in the event that it is the surviving corporation in such merger transaction or the acquiror in such acquisition transaction) whether or not such other Person is expressly made a party hereto.

         (f) The Company will not pay dividends or make any payments on account of the purchase, redemption or other retirement of any of its common stock, or make any distribution in respect thereof, directly or indirectly, if after such payment or distribution, the quotient referred to in Section 5.10(b) would exceed 60%.

                                   ARTICLE VI
                       DEBENTUREHOLDERS' LISTS AND REPORTS
                         BY THE COMPANY AND THE TRUSTEE

         Section 6.1 Company to Furnish the Trustee Names and Addresses of Debentureholders. The Company shall furnish or cause to be furnished to the Trustee (a) on a quarterly basis on each regular record date (as described in Section 2.5) a list, in such form as the Trustee may reasonably require, of the names and addresses of the holders of the Debentures as of such regular record date, provided that the Company shall not be obligated to furnish or cause to be furnished such list at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Company (in the event the Company fails to provide such list on a quarterly basis, the Trustee shall be entitled to rely on the most recent list provided by the Company); and (b) at such other times as the Trustee may request in writing within thirty (30) days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that, in either case, no such list need be furnished if the Trustee shall be the Debenture Registrar.

         Section 6.2 Preservation of Information Communications with the Debentureholders.

         (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debentures contained in the most recent list furnished to it as provided in
Section 6.1 and as to the names and addresses of holders of Debentures received by the Trustee in its capacity as Debenture Registrar for the Debentures (if acting in such capacity).

         (b) The Trustee may destroy any list furnished to it as provided in
Section 6.1 upon receipt of a new list so furnished.

         (c) Debentureholders may communicate as provided in Section 312(b) of the Trust Indenture Act with other Debentureholders with respect to their rights under this Indenture or under the Debentures.

         Section 6.3.   Reports by the Company.

         (a) The Company covenants and agrees to file with the Trustee, within fifteen (15) days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that the Company may be required to file with the Commission pursuant to Section 13 or
Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such sections, then to file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

         (b) The Company covenants and agrees to file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations.

         (c) The Company covenants and agrees to transmit by mail, first class postage prepaid, or reputable overnight delivery service that provides for evidence of receipt, to the Debentureholders, as their names and addresses appear upon the Debenture Register, within thirty (30) days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to subsections (a) and (b) of this Section 6.3 as may be required by rules and regulations prescribed from time to time by the Commission.

         Section 6.4    Reports by the Trustee.

         (a) On or before July 15 in each year in which any of the Debentures are Outstanding, the Trustee shall transmit by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register, a brief report dated as of the preceding May 15, if and to the extent required under Section 313(a) of the Trust Indenture Act.

         (b) The Trustee shall comply with Section 313(b) and 313(c) of the Trust Indenture Act.

         (c) A copy of each such report shall, at the time of such transmission to Debentureholders, be filed by the Trustee with the Company, with the New York Stock Exchange, or any stock exchange on which any Debentures are listed and/or any other self-regulatory organization on or in which any Debentures are quoted or included (if so listed, quoted or included) and also with the Commission. The Company agrees to notify the Trustee when any Debentures become designated for listing on the New York Stock Exchange or listed on any other stock exchange or other self-regulatory organization.

                                   ARTICLE VII
                  REMEDIES OF THE TRUSTEE AND DEBENTUREHOLDERS
                               ON EVENT OF DEFAULT

         Section 7.1    Events of Default.

         (a) Whenever used herein with respect to the Debentures, "Event of
                                                                   --------
Default" means any one or more of the following events that has occurred and is
-------
continuing:

             (i) the Company defaults in the payment of any installment of interest upon any of the Debentures, as and when the same shall become due and payable, and continuance of such default for a period of thirty (30) days; provided, however, that a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture shall not constitute a default in the payment of interest for this purpose;

            (ii) the Company defaults in the payment of the principal on the Debentures as and when the same shall become due and payable whether at maturity, upon redemption, by declaration or otherwise;

            (iii) the Company fails to observe or perform any other of its covenants or agreements with respect to the Debentures for a period of ninety
(90) days after the date on which written notice of such failure, requiring the same to be remedied and stating that such notice is a "Notice of Default"
                                                       -----------------
hereunder, shall have been given to the Company by the Trustee, by registered or certified mail, or to the Company and the Trustee by the holders of at least twenty-five percent (25%) in principal amount of the Debentures at the time Outstanding;

            (iv) the Company pursuant to or within the meaning of any Bankruptcy Law (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (D) makes a general assignment for the benefit of its creditors;

            (v) a court of competent jurisdiction enters an order under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a Custodian of the Company for all or substantially all of its property; or (C) orders the liquidation of the Company, and in any of such events the order or decree remains unstayed and in effect for 60 consecutive days; or

            (vi) the Trust shall have voluntarily or involuntarily dissolved, wound-up its business or otherwise terminated its existence except in connection with (A) the distribution of Debentures to holders of Trust Securities in liquidation of their interests in the Trust; (B) the redemption of all of the outstanding Trust Securities of the Trust; or (C) certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement.

         (b) In each and every such case referred to in paragraphs (i) through
(vi) of Section 7.1(a), unless the principal of all the Debentures shall have already become due and payable, either the Trustee or the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then Outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by such Debentureholders) may declare the principal of all the Debentures to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, notwithstanding anything contained in this Indenture or in the Debentures.

         (c) At any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the money due shall have been obtained or entered as hereinafter provided, the holders of a majority in aggregate principal amount of the Debentures then Outstanding hereunder, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if: (i) the Company has paid or deposited with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debentures and the principal of any and all Debentures that shall have become due otherwise than by acceleration (with interest upon such principal, and, to the extent that such payment is enforceable under applicable law, upon overdue installments of interest, at the rate per annum expressed in the Debentures to the date of such payment or deposit) and the amount payable to the Trustee under Section 9.7; and (ii) any and all Events of Default under this Indenture, other than the nonpayment of principal on Debentures that shall not have become due by their terms, shall have been remedied or waived as provided in Section 7.6. No such rescission and annulment shall extend to or shall affect any subsequent default or impair any right consequent thereon.

         (d) In case the Trustee shall have proceeded to enforce any right with respect to Debentures under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company and the Trustee shall continue as though no such proceedings had been taken.

         Section 7.2 Collection of Indebtedness and Suits for Enforcement by Trustee.

         (a) The Company covenants that (i) in case it shall default in the payment of any installment of interest on any of the Debentures, and such default shall have continued for a period of thirty (30) days (other than by reason of a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture); or (ii) in case it shall default in the payment of the principal of any of the Debentures when the same shall have become due and payable, whether upon maturity of the Debentures or upon redemption or upon declaration or otherwise, then, upon demand of the Trustee, the Company shall pay to the Trustee, for the benefit of the holders of the Debentures, the whole amount that then shall have become due and payable on all such Debentures for principal or interest, or both, as the case may be, with interest upon the overdue principal and (to the extent that payment of such interest is enforceable under applicable law and, if the Debentures are held by the Trust or a trustee of the Trust, without duplication of any other amounts paid by the Trust or trustee in respect thereof) upon overdue installments of interest at the rate per annum expressed in the Debentures; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, and the amount payable to the Trustee under Section 9.7.

         (b) If the Company shall fail to pay such amounts set forth in Section 7.2(a) forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon the Debentures and collect the money adjudged or decreed to be payable in the manner provided by law out of the property of the Company or other obligor upon the Debentures, wherever situated.

         (c) In case of any receivership, insolvency, liquidation, bankruptcy, reorganization, readjustment, arrangement, composition or judicial proceedings affecting the Company, the Trust or the creditors or property of either, the Trustee shall have power to intervene in such proceedings and take any action therein that may be permitted by the court and shall (except as may be otherwise provided by law) be entitled to file such proofs of claim and other papers and documents as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed for the entire amount due and payable by the Company under this Indenture at the date of institution of such proceedings and for any additional amount that may become due and payable by the Company after such date, and to collect and receive any money or other property payable or deliverable on any such claim, and to distribute the same after the deduction of the amount payable to the Trustee under Section 9.7; and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the holders of the Debentures to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to such Debentureholders, to pay to the Trustee any amount due it under Section 9.7.

         (d) All rights of action and of asserting claims under this Indenture, or under any of the terms established with respect to the Debentures, may be enforced by the Trustee without the possession of any of such Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for payment to the Trustee of any amounts due under Section 9.7, be for the ratable benefit of the holders of the Debentures. In case of an Event of Default hereunder which is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law. Nothing contained herein shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Debentureholder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Debentureholder in any such proceeding.

         Section 7.3 Application of Money Collected. Any money or other assets collected by the Trustee pursuant to this Article VII with respect to the Debentures shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or other assets on account of principal or interest, upon presentation of the Debentures, and notation thereon of the payment, if only partially paid, and upon surrender thereof if fully paid:

         FIRST: To the payment of costs and expenses of collection and of all amounts payable to the Trustee under Section 9.7;

         SECOND: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XVI; and

         THIRD: To the payment of the amounts then due and unpaid upon the Debentures for principal and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Debentures for principal and interest, respectively.

         Section 7.4    Limitation on Suits.

         (a) Except as set forth in this Indenture, no holder of any Debenture shall have any right by virtue or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless (i) such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof with respect to the Debentures specifying such Event of Default, as hereinbefore provided; (ii) the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debentures then Outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as trustee hereunder; (iii) such holder or holders shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding and during such sixty (60) day period, the holders of a majority in principal amount of the Debentures do not give the Trustee a direction inconsistent with the request.

         (b) Notwithstanding anything contained herein to the contrary or any other provisions of this Indenture, the right of any holder of the Debentures to receive payment of the principal of and interest on the Debentures, as therein provided, on or after the respective due dates expressed in such Debenture (or in the case of redemption, on the redemption date), or to institute suit for the enforcement of any such payment on or after such respective dates or redemption date, shall not be impaired or affected without the consent of such holder and by accepting a Debenture hereunder it is expressly understood, intended and covenanted by the taker and holder of every Debenture with every other such taker and holder and the Trustee that no one or more holders of the Debentures shall have any right in any manner whatsoever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other of such Debentures, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of the Debentures. For the protection and enforcement of the provisions of this Section 7.4, each and every Debentureholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

         Section 7.5 Rights and Remedies Cumulative; Delay or Omission Not
Waiver.

         (a) Except as otherwise provided in Section 2.9(b), all powers and remedies given by this Article VII to the Trustee or to the Debentureholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debentures, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to such Debentures.

         (b) No delay or omission of the Trustee or of any holder of any of the Debentures to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 7.4, every power and remedy given by this Article VII or by law to the Trustee or the Debentureholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Debentureholders.

         Section 7.6 Control by Debentureholders. The holders of a majority in aggregate principal amount of the Debentures at the time Outstanding, determined in accordance with Section 10.4, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that such direction shall not be in conflict with any rule of law or with this Indenture. Subject to the provisions of Section 9.1, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Officers of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability. The holders of a majority in aggregate principal amount of the Debentures at the time Outstanding affected thereby, determined in accordance with Section 10.4, may on behalf of the holders of all of the Debentures waive any past default in the performance of any of the covenants contained herein and its consequences, except (i) a default in the payment of the principal of or interest on any of the Debentures as and when the same shall become due by the terms of such Debentures otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of principal and interest has been deposited with the Trustee (in accordance with Section 7.1(c)); (ii) a default in the covenants contained in

Section 5.7; or (iii) in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each Outstanding Debenture affected; provided, however, that if the Debentures are held by the Trust or a trustee of the Trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in liquidation preference of Trust Securities of the Trust shall have consented to such waiver or modification to such waiver; provided, further, that if the Debentures are held by the Trust or a trustee of the Trust, and if the consent of the holder of each Outstanding Debenture is required, such waiver shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such waiver. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debentures shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

         Section 7.7    Undertaking to Pay Costs. All parties to this
Indenture agree, and each holder of any Debentures by such holder's acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 7.7 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Debentureholder, or group of the Debentureholders holding more than ten percent (10%) in aggregate principal amount of the Outstanding Debentures, or to any suit instituted by any Debentureholder for the enforcement of the payment of the principal of or interest on the Debentures, on or after the respective due dates expressed in such Debenture or established pursuant to this Indenture.

         Section 7.8 Direct Action; Right of Set-Off. In the event that an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Debentures on an Interest Payment Date or Maturity Date, as applicable, then a holder of Preferred Securities may institute and prosecute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holders (a "Direct Action"). In connection with such Direct Action, the Company will have a
 -------------
right of set-off under this Indenture to the extent of any payment actually made by the Company to such holder of the Preferred Securities with respect to such Direct Action.

                                  ARTICLE VIII
                      FORM OF DEBENTURE AND ORIGINAL ISSUE

         Section 8.1 Form of Debenture. The Debenture and the Trustee's Certificate of Authentication to be endorsed thereon are to be substantially in the forms contained as Exhibit A to this Indenture attached hereto and incorporated herein by reference.

         Section 8.2 Original Issue of the Debentures. Debentures in the aggregate principal amount of $61,855,675 may, upon execution of this Indenture, be executed by the Company and delivered to the Trustee for authentication. If the Underwriters exercise their Option and there is an Option Closing Date (as such terms are defined in the Underwriting Agreement dated ____________ ___, 2003, by and among the Company, the Trust and Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc., as representatives of the several Underwriters named therein), then on such Option Closing Date, Debentures in the additional aggregate principal amount of up to $9,278,350 may be executed by the Company and delivered to the Trustee for authentication. In either such event, the Trustee shall thereupon authenticate and deliver said Debentures to or upon the written order of the Company, signed by its Chairman, its Chief Executive Officer, its President, or any Vice President and its Treasurer or an Assistant Treasurer, without any further action by the Company.

                                   ARTICLE IX
                             CONCERNING THE TRUSTEE

         Section 9.1    Certain Duties and Responsibilities of the Trustee.

         (a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default that may have occurred, shall undertake to perform with respect to the Debentures such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee. In case an Event of Default has occurred and is continuing and has not been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (b) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

            (i) prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

            (A) the duties and obligations of the Trustee shall with respect to the Debentures be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable with respect to the Debentures except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

            (B) in the absence of bad faith on the part of the Trustee, the Trustee may with respect to the Debentures conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

            (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

            (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of not less than a majority in principal amount of the Debentures at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Debentures; and

            (iv) none of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Indenture or adequate indemnity against such risk is not reasonably assured to it.

         Section 9.2 Notice of Defaults. Within ninety (90) days after actual knowledge by a Responsible Officer of the Trustee of the occurrence of any Default hereunder with respect to the Debentures, the Trustee shall transmit by mail to all holders of the Debentures, as their names and addresses appear in the Debenture Register, notice of such default, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal or interest (including any Additional Payments) on any Debenture, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of the directors and/or Responsible Officers of the Trustee determines in good faith that the withholding of such notice is in the interests of the holders of such Debentures; and provided, further, that in the case of any Default of the character specified in section 7.1(a)(iii), no such notice to holders of Debentures need be sent until at least thirty (30) days after the occurrence thereof.

         Section 9.3 Certain Rights of Trustee. Except as otherwise provided in Section 9.1:

         (a) The Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by a Board Resolution or an instrument signed in the name of the Company by the President or any Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer thereof (unless other evidence in respect thereof is specifically prescribed herein);

         (c) The Trustee shall not be deemed to have knowledge of a Default or an Event of Default, other than an Event of Default specified in Section 7.1(a)(i) or (ii), unless and until it receives written notification of such Event of Default from the Company or by holders of at least twenty-five percent (25%) of the aggregate principal amount of the Debentures at the time Outstanding;

         (d) The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted hereunder in good faith and in reliance thereon;

         (e) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Debentureholders, pursuant to the provisions of this Indenture, unless such Debentureholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default (that is continuing and has not been cured or waived) to exercise with respect to the Debentures such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs;

         (f) The Trustee shall not be liable for any action taken or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

         (g) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, security, or other papers or documents, unless requested in writing so to do by the holders of not less than a majority in principal amount of the Outstanding Debentures (determined as provided in Section 10.4); provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such costs, expenses or liabilities as a condition to so proceeding, and the reasonable expense of every such examination shall be paid by the Company or, if paid by the Trustee, shall be repaid by the Company upon demand; and

         (h) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

         Section 9.4    Trustee Not Responsible for Recitals, etc.

         (a) The Recitals contained herein and in the Debentures shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.

         (b) The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Debentures.

         (c) The Trustee shall not be accountable for the use or application by the Company of any of the Debentures or of the proceeds of such Debentures, or for the use or application of any money paid over by the Trustee in accordance with any provision of this Indenture, or for the use or application of any money received by any Paying Agent other than the Trustee.

         Section 9.5    May Hold the Debentures. The Trustee or any Paying
Agent or Debenture Registrar for the Debentures, in its individual or any other capacity, may become the owner or pledgee of the Debentures with the same rights it would have if it were not Trustee, Paying Agent or Debenture Registrar.

         Section 9.6    Money Held in Trust. Subject to the provisions of
Section 13.5, all money received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except such as it may agree with the Company to pay thereon.

         Section 9.7    Compensation and Reimbursement.

         (a) The Company covenants and agrees to pay to the Trustee, and the Trustee shall be entitled to, such reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), as the Company and the Trustee may from time to time agree in writing, for all services rendered by it in the execution of the trusts hereby created and in the exercise and performance of any of the powers and duties hereunder of the Trustee, and, except as otherwise expressly provided herein, the Company shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or bad faith. The Company also covenants to indemnify the Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on the part of the Trustee and arising out of or in connection with the acceptance or administration of this Indenture, including the costs and expenses of defending itself against any claim of liability in the premises.

         (b) The obligations of the Company under this Section 9.7 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debentures.

         Section 9.8 Reliance on Officers' Certificate. Except as otherwise provided in Section 9.1, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting to take any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted to be taken by it under the provisions of this Indenture upon the faith thereof.

         Section 9.9    Disqualification; Conflicting Interests. If the
Trustee has or shall acquire any "conflicting interest" within the meaning of
Section 310(b) of the Trust Indenture Act, the Trustee and the Company shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

         Section 9.10 Corporate Trustee Required; Eligibility. There shall at all times be a Trustee with respect to the Debentures issued hereunder which shall at all times be a corporation organized and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, having (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000, and subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 9.10, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this
Section 9.10, the Trustee shall resign immediately in the manner and with the effect specified in Section 9.11.

         Section 9.11   Resignation and Removal; Appointment of Successor.

         (a) The Trustee or any successor hereafter appointed, may at any time resign by giving written notice thereof to the Company and by transmitting notice of resignation by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee with respect to Debentures by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within thirty (30) days after the mailing of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor trustee with respect to Debentures, or any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six (6) months may, subject to the provisions of Sections 9.9 and 9.10, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

         (b) In case at any time any one of the following shall occur:

             (i)  the Trustee shall fail to comply with the provisions of
Section 9.9 after written request therefor by the Company or by any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six months; or

             (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 9.10 and shall fail to resign after written request therefor by the Company or by any such Debentureholder; or

             (iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or commence a voluntary bankruptcy proceeding, or a receiver of the Trustee or of its property shall be appointed or consented to, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee with respect to all Debentures and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Sections 9.9 and 9.10, unless the Trustee's duty to resign is stayed as provided herein, any Debentureholder who has been a bona fide holder of a Debenture or Debentures for at least six months may, on behalf of that holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

         (c) The holders of a majority in principal amount of the Debentures at the time Outstanding may at any time remove the Trustee by so notifying the Trustee and the Company and may appoint a successor Trustee with the consent of the Company.

         (d) Any resignation or removal of the Trustee and appointment of a successor trustee with respect to the Debentures pursuant to any of the provisions of this Section 9.11 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 9.12.

         (e) Any successor trustee appointed pursuant to this Section 9.11 may be appointed with respect to the Debentures, and at any time there shall be only one Trustee with respect to the Debentures.

         Section 9.12   Acceptance of Appointment by Successor.

         (a) In case of the appointment hereunder of a successor trustee with respect to the Debentures, every successor trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor trustee all the rights, powers, and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor trustee all property and money held by such retiring Trustee hereunder.

         (b) Upon request of any successor trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor trustee all such rights, powers and trusts referred to in paragraph (a) of this Section 9.12.

         (c) No successor trustee shall accept its appointment unless at the time of such acceptance such successor trustee shall be qualified and eligible under this Article IX.

         (d) Upon acceptance of appointment by a successor trustee as provided in this Section 9.12, the Company shall transmit notice of the succession of such trustee hereunder by mail, first class postage prepaid, to the Debentureholders, as their names and addresses appear upon the Debenture Register. If the Company fails to transmit such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be transmitted at the expense of the Company.

         Section 9.13 Merger, Conversion, Consolidation or Succession to Business. Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided, that such Person shall be qualified under the provisions of Section 9.9 and eligible under the provisions of Section 9.10, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding. In case any Debentures shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Debentures so authenticated with the same effect as if such successor Trustee had itself authenticated such Debentures.

         Section 9.14 Preferential Collection of Claims Against the Company. The Trustee shall comply with Section 311(a) of the Trust Indenture Act, excluding any creditor relationship described in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to
Section 311(a) of the Trust Indenture Act to the extent included therein.

                                    ARTICLE X
                         CONCERNING THE DEBENTUREHOLDERS

         Section 10.1   Evidence of Action by Holders.

         (a) Whenever in this Indenture it is provided that the holders of a majority or specified percentage in principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action the holders of such majority or specified percentage have joined therein may be evidenced by any instrument or any number of instruments of similar tenor executed by such holders of Debentures in Person or by agent or proxy appointed in writing.

         (b) If the Company shall solicit from the Debentureholders any request, demand, authorization, direction, notice, consent, waiver or other action, the Company may, at its option, as evidenced by an Officers' Certificate, fix in advance a record date for the determination of Debentureholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after the record date, but only the Debentureholders of record at the close of business on the record date shall be deemed to be Debentureholders for the purposes of determining whether Debentureholders of the requisite proportion of Outstanding Debentures have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action, and for that purpose the Outstanding Debentures shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Debentureholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six
(6) months after the record date.

         Section 10.2 Proof of Execution by Debentureholders. Subject to the provisions of Section 9.1, proof of the execution of any instrument by a Debentureholder (such proof shall not require notarization) or such Debentureholder's agent or proxy and proof of the holding by any Person of any of the Debentures shall be sufficient if made in the following manner:

         (a) The fact and date of the execution by any such Person of any instrument may be proved in any reasonable manner acceptable to the Trustee.

         (b) The ownership of Debentures shall be proved by the Debenture Register of such Debentures or by a certificate of the Debenture Registrar thereof.

         (c) The Trustee may require such additional proof of any matter referred to in this Section 10.2 as it shall deem necessary.

         Section 10.3 Who May be Deemed Owners. Prior to the due presentment for registration of transfer of any Debenture, the Company, the Trustee, any Paying Agent, any Authenticating Agent and any Debenture Registrar may deem and treat the Person in whose name such Debenture shall be registered upon the books of the Company as the absolute owner of such Debenture (whether or not such Debenture shall be overdue and notwithstanding any notice of ownership or writing thereon made by anyone other than the Debenture Registrar) for the purpose of receiving payment of or on account of the principal of and interest on such Debenture (subject to Section 2.3) and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Authenticating Agent nor any Debenture Registrar shall be affected by any notice to the contrary.

         Section 10.4 Certain Debentures Owned by Company Disregarded. In determining whether the holders of the requisite principal amount of the Debentures have concurred in any direction, consent or waiver under this Indenture, the Debentures that are owned by the Company or any other obligor on the Debentures or by any Person directly or indirectly controlling or controlled by or under common control with the Company or any other obligor on the Debentures shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that (i) for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Debentures that the Trustee actually knows are so owned shall be so disregarded; and (ii) for purposes of this Section 10.4, the Trust shall be deemed not to be controlled by the Company. The Debentures so owned that have been pledged in good faith may be regarded as Outstanding for the purposes of this Section 10.4, if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debentures and that the pledgee is not a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

         Section 10.5 Actions Binding on Future Debentureholders. At any time prior to (but not after) the evidencing to the Trustee, as provided in
Section 10.1, of the taking of any action by the holders of the majority or percentage in principal amount of the Debentures specified in this Indenture in connection with such action, any holder of a Debenture that is shown by the evidence to be included in the Debentures the holders of which have consented to such action may, by filing written notice with the Trustee, and upon proof of holding as provided in Section 10.2, revoke such action so far as concerns such Debenture. Except as aforesaid any such action taken by the holder of any

Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of such Debenture, and of any Debenture issued in exchange therefor, on registration of transfer thereof or in place thereof, irrespective of whether or not any notation in regard thereto is made upon such Debenture. Any action taken by the holders of the majority or percentage in principal amount of the Debentures specified in this Indenture in connection with such action shall be conclusively binding upon the Company, the Trustee and the holders of all the Debentures.

                                   ARTICLE XI
                             SUPPLEMENTAL INDENTURES

         Section 11.1 Supplemental Indentures Without the Consent of Debentureholders. In addition to any supplemental indenture otherwise authorized by this Indenture, the Company and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect), without the consent of the Debentureholders, for one or more of the following purposes:

         (a) to cure any ambiguity, defect, or inconsistency herein, or in the Debentures;

         (b) to provide for uncertificated Debentures in addition to or in place of certificated Debentures;

         (c) to add to the covenants of the Company for the benefit of the holders of all or any of the Debentures or to surrender any right or power herein conferred upon the Company;

         (d) to make any change that does not adversely affect the rights of any Debentureholder in any material respect;

         (e) to qualify or maintain the qualification of this Indenture under the Trust Indenture Act;

         (f) to evidence a consolidation or merger involving the Company as permitted under Section 12.1;

         (g) to add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication, and delivery of Debentures, only as herein set forth; or

         (h) to provide for the issuance of and establish the form and terms and conditions of the Debentures, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or of the Debentures, or to add to the rights of the holders of the Debentures.

         The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise. Any supplemental indenture authorized by the provisions of this
Section 11.1 may be executed by the Company and the Trustee without the consent of the holders of any of the Debentures at the time Outstanding, notwithstanding any of the provisions of Section 11.2.

         Section 11.2 Supplemental Indentures with Consent of Debentureholders. With the consent (evidenced as provided in Section 10.1) of the holders of not less than a majority in principal amount of the Debentures at the time Outstanding, the Company, when authorized by Board Resolutions, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act as then in effect) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner not covered by Section 11.1 the rights of the holders of the Debentures under this Indenture; provided, however, that no such supplemental indenture shall without the consent of the holders of each Debenture then Outstanding and affected thereby, (i) extend the fixed maturity of any Debentures, reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon; or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture; provided, further, that if the Debentures are held by the Trust or a trustee of the Trust, such supplemental indenture shall not be effective until the holders of a majority in liquidation preference of Trust Securities of the Trust shall have consented to such supplemental indenture; provided, further, that if the consent of the holder of each Outstanding Debenture is required, such supplemental indenture shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such supplemental indenture. It shall not be necessary for the consent of the Debentureholders affected thereby under this
Section 11.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

         Section 11.3 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article XI, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debentures shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

         Section 11.4   The Debentures Affected by Supplemental Indentures.
The Debentures affected by a supplemental indenture, authenticated and delivered after the execution of such supplemental indenture pursuant to the provisions of this Article XI, may bear a notation in form approved by the Company, provided, such form meets the requirements of any exchange or automated quotation system upon which the Debentures may be listed or quoted, as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Debentures so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared by the Company, authenticated by the Trustee and delivered in exchange for the Debentures then Outstanding.

         Section 11.5   Execution of Supplemental Indentures.

         (a) Upon the request of the Company, accompanied by its Board Resolutions authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of the Debentureholders required to consent thereto as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion but shall not be obligated to enter into such supplemental indenture. The Trustee, subject to the provisions of Sections 9.1, may receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article XI is authorized or permitted by, and conforms to, the terms of this Article XI and that it is proper for the Trustee under the provisions of this Article XI to join in the execution thereof.

         (b) Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section 11.5, the Trustee shall transmit by mail, first class postage prepaid, a notice, setting forth in general terms the substance of such supplemental indenture, to the Debentureholders as their names and addresses appear upon the Debenture Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

                                   ARTICLE XII
                              SUCCESSOR CORPORATION

         Section 12.1 Company May Consolidate, etc. Nothing contained in this Indenture or in any of the Debentures shall prevent any consolidation or merger of the Company with or into any other corporation or corporations (whether or not affiliated with the Company, as the case may be), or successive consolidations or mergers in which the Company, as the case may be, or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of the property of the Company, as the case may be, or its successor or successors as an entirety, or substantially as an entirety, to any other corporation (whether or not affiliated with the Company, as the case may be, or its successor or successors) authorized to acquire and operate the same; provided, however, that the Company hereby covenants and agrees that (a) upon any such consolidation, merger, sale, conveyance, transfer or other disposition, the due and punctual payment, in the case of the Company, of the principal of and interest on all of the Debentures, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be kept or performed by the Company, as the case may be, shall be expressly assumed, by supplemental indenture (which shall conform to the provisions of the Trust Indenture Act, as then in effect) satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company, as the case may be, shall have been merged, or by the entity which shall have acquired such property; (b) in case the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia; and (c) immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing.

         Section 12.2   Successor Corporation Substituted.

         (a) In case of any such consolidation, merger, sale, conveyance, transfer or other disposition and upon the assumption by the successor corporation, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of, in the case of the Company, the due and punctual payment of the principal of and interest on all of the Debentures Outstanding and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, as the case may be, such successor corporation shall succeed to, and be substituted for, the Company with the same effect as if it had been named as the Company herein and thereupon the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures.

         (b) In case of any such consolidation, merger, sale, conveyance, transfer or other disposition such changes in phraseology and form (but not in substance) may be made in the Debentures thereafter to be issued as may be appropriate.

         (c) Nothing contained in this Indenture or in any of the Debentures shall prevent the Company from merging into itself or acquiring by purchase or otherwise, all or any part of, the property of any other Person (whether or not affiliated with the Company).

         Section 12.3 Evidence of Consolidation, etc. to Trustee. The Trustee, subject to the provisions of Section 9.1, may receive an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or other disposition, and any such assumption, comply with the provisions of this Article XII.

                                  ARTICLE XIII
                           SATISFACTION AND DISCHARGE

         Section 13.1 Satisfaction and Discharge of Indenture. If at any time: (a) the Company shall have delivered to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.9) and all Debentures for whose payment money or Governmental Obligations have theretofore been deposited in trust or segregated and held in trust by the Company (and thereupon repaid to the Company or discharged from such trust, as provided in Section 13.5); or (b) all such Debentures not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit or cause to be deposited with the Trustee as trust funds the entire amount in money or Governmental Obligations sufficient, or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay at maturity or upon redemption all Debentures not theretofore delivered to the Trustee for cancellation, including principal and interest due or to become due on such date of maturity or date fixed for redemption, as the case may be, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company; then this Indenture shall thereupon cease to be of further effect except for the provisions of Sections 2.3, 2.7, 2.9, 5.1, 5.2, 5.3, 9.7 and 9.10, that shall survive until the date of maturity or redemption date, as the case may be, and Sections 9.7 and 13.5, that shall survive to such date and thereafter, and the Trustee, on demand of the Company and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

         Section 13.2 Discharge of Obligations. If at any time all Debentures not heretofore delivered to the Trustee for cancellation or that have not become due and payable as described in Section 13.1 shall have been paid by the Company by depositing irrevocably with the Trustee as trust funds money or an amount of Governmental Obligations sufficient in the opinion of a nationally recognized certified public accounting firm to pay at maturity or upon redemption all Debentures not theretofore delivered to the Trustee for cancellation, including principal and interest due or to become due to such date of maturity or date fixed for redemption, as the case may be, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then after the date such money or Governmental Obligations, as the case may be, are deposited with the Trustee, the obligations of the Company under this Indenture shall cease to be of further effect except for the provisions of Sections 2.3, 2.7, 2.9, 5.1, 5.2, 5.3, 9.6, 9.7, 9.10 and 13.5 hereof that shall survive until such Debentures shall mature and be paid. Thereafter, Sections 9.7 and 13.5 shall survive.

         Section 13.3 Deposited Money to be Held in Trust. All money or Governmental Obligations deposited with the Trustee pursuant to Sections 13.1 or
13.2 shall be held in trust and shall be available for payment as due, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), to the holders of the Debentures for the payment or redemption of which such money or Governmental Obligations have been deposited with the Trustee.

         Section 13.4 Payment of Money Held by Paying Agents. In connection with the satisfaction and discharge of this Indenture, all money or Governmental Obligations then held by any Paying Agent under the provisions of this Indenture shall, upon demand of the Company, be paid to the Trustee and thereupon such Paying Agent shall be released from all further liability with respect to such money or Governmental Obligations.

         Section 13.5 Repayment to the Company. Any money or Governmental Obligations deposited with any Paying Agent or the Trustee, or then held by the Company in trust, for payment of principal of or interest on the Debentures that are not applied but remain unclaimed by the holders of such Debentures for at least two years after the date upon which the principal of or interest on such Debentures shall have respectively become due and payable, shall be repaid to the Company, as the case may be, on December 31 of each year or (if then held by the Company) shall be discharged from such trust; and thereupon the Paying Agent and the Trustee shall be released from all further liability with respect to such money or Governmental Obligations, and the holder of any of the Debentures entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company for the payment thereof.

                                   ARTICLE XIV
                    IMMUNITY OF INCORPORATORS, STOCKHOLDERS,
                             OFFICERS AND DIRECTORS

         Section 14.1 No Recourse. No recourse under or upon any obligation, covenant or agreement of this Indenture, or of the Debentures, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company or any such predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever, shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers or directors as such, of the Company or of any predecessor or successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Debentures or implied therefrom;

and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, and any and all such rights and claims against, every such incorporator, stockholder, officer or director as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Debentures or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Debentures.

                                   ARTICLE XV
                            MISCELLANEOUS PROVISIONS

         Section 15.1 Effect on Successors and Assigns. All the covenants, stipulations, promises and agreements in this Indenture contained by or on behalf of the Company shall bind its respective successors and assigns, whether so expressed or not.

         Section 15.2 Actions by Successor. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the corresponding board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company.

         Section 15.3 Surrender of Company Powers. The Company by instrument in writing executed by appropriate authority of its Board of Directors and delivered to the Trustee may surrender any of the powers reserved to the Company, and thereupon such power so surrendered shall terminate both as to the Company, as the case may be, and as to any successor corporation.

         Section 15.4 Notices. Except as otherwise expressly provided herein any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the holders of Debentures to or on the Company may be given or served by being deposited first class postage prepaid in a post-office letterbox addressed (until another address is filed in writing by the Company with the Trustee), as follows: First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042, Attention: Chief Financial Officer. Any notice, election, request or demand by the Company or any Debentureholder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the Corporate Trust Office of the Trustee.

         Section 15.5 Governing Law. This Indenture and each Debenture shall be deemed to be a contract made under the internal laws of the State of Missouri and for all purposes shall be construed in accordance with the laws of said State.

         Section 15.6 Treatment of Debentures as Debt. It is intended that the Debentures shall be treated as indebtedness and not as equity for federal income tax purposes. The provisions of this Indenture shall be interpreted to further this intention. The Company (with respect to its separate books and records), the Trustee, and, by acceptance of a Debenture, each holder of a Debenture, agree to treat the Debentures as indebtedness of the Company and not as equity for all tax (including without limitation federal income tax) and financial accounting purposes.

         Section 15.7   Compliance Certificates and Opinions.

         (a) Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

         (b) Each certificate or opinion of the Company provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant in this Indenture shall include (i) a statement that the Person making such certificate or opinion has read such covenant or condition;
(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such Person, he or she has made such examination or investigation as, in the opinion of such Person, is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with; provided, however, that each such certificate shall comply with the provisions of Section 34 of the Trust Indenture Act.

         Section 15.8 Payments on Business Days. In any case where the date of maturity of interest or principal of any Debenture or the date of redemption of any Debenture shall not be a Business Day, then payment of interest or principal may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date of maturity or redemption, and no interest shall accrue for the period after such nominal date.

         Section 15.9 Conflict with Trust Indenture Act. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by Sections 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

         Section 15.10. Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

         Section 15.11. Separability. In case any one or more of the provisions contained in this Indenture or in the Debentures shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of the Debentures, but this Indenture and the Debentures shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

         Section 15.12. Assignment. The Company shall have the right at all times to assign any of its respective rights or obligations under this Indenture to a direct or indirect wholly owned Subsidiary of the Company, provided, that in the event of any such assignment, the Company shall remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties thereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties thereto.

         Section 15.13. Acknowledgment of Rights. The Company acknowledges that, with respect to any Debentures held by the Trust or a trustee of the Trust, if the Property Trustee fails to enforce its rights under this Indenture as the holder of the Debentures held as the assets of the Trust, any holder of Preferred Securities may institute legal proceedings directly against the Company to enforce such Property Trustee's rights under this Indenture without first instituting any legal proceedings against such Property Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay principal or interest on the Debentures on the date such principal or interest is otherwise payable (or in the case of redemption, on the redemption date), the Company acknowledges that a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Debentures.

                                   ARTICLE XVI
                         SUBORDINATION OF THE DEBENTURES

         Section 16.1 Agreement to Subordinate. The Company covenants and agrees, and each holder of the Debentures issued hereunder by such holder's acceptance thereof likewise covenants and agrees, that all the Debentures shall be issued subject to the provisions of this Article XVI; and each holder of a Debenture, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions. The payment by the Company of the principal of and interest on all the Debentures issued hereunder shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (collectively, "Senior Indebtedness") to the extent provided herein, whether outstanding at the date of this Indenture or thereafter incurred. No provision of this Article XVI shall prevent the occurrence of any Default or Event of Default hereunder. Notwithstanding any provision of this Indenture to the contrary, the obligations of the Company under this Indenture shall not be (i) superior in right of payment or (ii) subordinate and junior in right of payment, to the Company's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Turst I, the Company's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II, the Company's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III, the Company's Floating Rate Junior Subordinated Debt Securities due 2032 issued to First Bank Capital Trust, or the First Banks America, Inc. 8.50% Subordinated Debentures due 2028 issued to First America Capital Trust.

         Section 16.2   Default on Senior Debt, Subordinated Debt or
Additional Senior Obligations. In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, or in the event that the maturity of any Senior Indebtedness has been accelerated because of a default, then, in either case, no payment shall be made by the Company with respect to the principal (including redemption payments) of or interest on the Debentures. In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding sentence of this
Section 16.2, such payment shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of the Senior Indebtedness.

         Section 16.3   Liquidation; Dissolution; Bankruptcy.

         (a) Upon any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company on account of the principal or interest on the Debentures; and upon any such dissolution or winding-up or liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the Debentures or the Trustee would be entitled to receive from the Company, except for the provisions of this
Article XVI, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the holders of the Debentures or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the holders of the Debentures or to the Trustee.

         (b) In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Trustee before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness, as the case may be, remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

         (c) For purposes of this Article XVI, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XVI with respect to the Debentures to the payment of all Senior Indebtedness, as the case may be, that may at the time be outstanding, provided, that (i) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment; and (ii) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XII shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this

Section 16.3 if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article
XII. Nothing in Section 16.2 or in this Section 16.3 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 9.7.

         Section 16.4   Subrogation.

         (a) Subject to the payment in full of all Senior Indebtedness, the rights of the holders of the Debentures shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company, as the case may be, applicable to such Senior Indebtedness until the principal of and interest on the Debentures shall be paid in full; and, for the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the holders of the Debentures or the Trustee would be entitled except for the provisions of this Article XVI, and no payment over pursuant to the provisions of this Article XVI to or for the benefit of the holders of such Senior Indebtedness by holders of the Debentures or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debentures, be deemed to be a payment by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XVI are and are intended solely for the purposes of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of such Senior Indebtedness on the other hand.

         (b) Nothing contained in this Article XVI or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors (other than the holders of Senior Indebtedness), and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debentures and creditors of the Company, as the case may be, other than the holders of Senior Indebtedness, as the case may be, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this
Article XVI of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company, as the case may be, received upon the exercise of any such remedy.

         (c) Upon any payment or distribution of assets of the Company referred to in this Article XVI, the Trustee, subject to the provisions of Article IX, and the holders of the Debentures shall be entitled to conclusively rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the holders of the Debentures, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, as the case may be, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XVI.

         Section 16.5 Trustee to Effectuate Subordination. Each holder of Debentures by such holder's acceptance thereof authorizes and directs the Trustee on such holder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XVI and appoints the Trustee such holder's attorney-in-fact for any and all such purposes.

         Section 16.6   Notice by the Company.

         (a) The Company shall give prompt written notice to a Responsible Officer of the Trustee of any fact known to the Company that would prohibit the making of any payment of money to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XVI. Notwithstanding the provisions of this Article XVI or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of money to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XVI, unless and until a Responsible Officer of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Section 9.1, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section 16.6 at least two Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or interest on any Debenture), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within two Business Days prior to such date.

         (b) The Trustee, subject to the provisions of Section 9.1, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself or herself to be a holder of Senior Indebtedness (or a trustee on behalf of such holder) to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XVI, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XVI, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

         Section 16.7   Rights of the Trustee; Holders of the Senior
Indebtedness.

         (a) The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XVI in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder. The Trustee's right to compensation and reimbursement of expenses as set forth in Section 9.7 shall not be subject to the subordination provisions of the Article XVI.

         (b) With respect to the holders of the Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XVI, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Section 9.1, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to holders of Debentures, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XVI or otherwise.

         Section 16.8   Subordination May Not be Impaired.

         (a) No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

         (b) Without in any way limiting the generality of Section 16.8(a), the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the holders of the Debentures, without incurring responsibility to the holders of the Debentures and without impairing or releasing the subordination provided in this Article XVI or the obligations hereunder of the holders of the Debentures to the holders of such Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (iii) release any Person liable in any manner for the collection of such Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company and any other Person.





         [The remainder of this page has been left blank intentionally]

         IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

                                            FIRST BANKS, INC.

                                            By:
                                                --------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                   -----------------------------


                                            FIFTH THIRD BANK, as Trustee

                                            By:
                                                --------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                   -----------------------------

STATE OF MISSOURI          )
                           ) ss
COUNTY OF ST. LOUIS        )


         On this ______ day of ______________, 2003, before me appeared _____________, to me personally known, who, being by me duly sworn, did say that he is the _________________ of First Banks, Inc., and that the seal affixed to said instrument is the corporate seal of said corporation, and that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors and said _______________ acknowledged said instrument to be the free act and deed of said corporation.

         In testimony whereof I have hereunto set my hand and affixed my official seal at my office in said county and state the day and year last above written.

                                      Notary Public     ________________________

                                      My term expires:  ________________________

         [seal]



COMMONWEALTH OF MASSACHUSETTS                        )
                                                     ) ss
COUNTY OF SUFFOLK                                    )

         On this ______ day of ________________, 2003, before me appeared
___________________, to me personally known, who, being by me duly sworn, did say that he is the _____________________ of Fifth Third Bank, and that the seal affixed to said instrument is the corporate seal of said corporation, and that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors and said _____________________________ acknowledged said instrument to be the free act and deed of said corporation.

         In testimony whereof I have hereunto set my hand and affixed my official seal at my office in said county and commonwealth the day and year last above written.

                                      Notary Public     ________________________

                                      My term expires:  ________________________

         [seal]

                                                                     Exhibit 4.2

                                    EXHIBIT A

                           (Form of Face of Debenture)

                                FIRST BANKS, INC.

                          ____% SUBORDINATED DEBENTURE

                               DUE MARCH 31, 2033

No. ___                                                              $__________
CUSIP No.  ___________

         First Banks, Inc., a Missouri corporation (the "Company," which term
                                                         -------
includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to _______________ or registered assigns, the principal sum of _________________________ ($___________) on March
31, 2033 (the "Stated Maturity"), and to pay interest on said principal sum from
               ---------------
___________, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly
          ---------------------
provided for, quarterly (subject to deferral as set forth herein) in arrears on the last day of March, June, September and December of each year commencing March 31, 2003, at the rate of ______% per annum until the principal hereof shall have become due and payable, and on any overdue principal and (without duplication and to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the same rate per annum compounded quarterly. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360 day year of twelve 30 day months. The amount of interest for any partial period shall be computed on the basis of the number of days elapsed in a 360 day year of twelve 30 day months. In the event that any date on which interest is payable on this Debenture is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in the Indenture, be paid to the person in whose name this Debenture (or one or more Predecessor Debentures, as defined in said Indenture) is registered at the close of business on the regular record date for such interest installment. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business on a special record date to be fixed by the Trustee for the payment of such defaulted interest, notice thereof shall be fixed by the Trustee for the payment of such defaulted interest, notice thereof shall be given to the registered holders of the Debentures not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange or quotation system on or in which the Debentures may be listed or quoted, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. The principal of and the interest on this Debenture shall be payable at the office or agency of the Trustee maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Debenture Register. Notwithstanding the foregoing, so long as the holder of this Debenture is the Property Trustee, the payment of the principal of and interest on this Debenture shall be made at such place and to such account as may be designated by the Trustee.

         The Stated Maturity may be shortened at any time by the Company to any date not earlier than March 31, 2008, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines, policies or regulations of the Federal Reserve.

         The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture). This Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions; (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided; and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

         This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the Certificate of Authentication hereon shall have been signed by or on behalf of the Trustee.

         The provisions of this Debenture are continued on the reverse side hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

         IN WITNESS WHEREOF, the Company has caused this instrument to be executed.



Dated    ___________________, 2003

                                         FIRST BANKS, INC.


                                         By:
                                             -----------------------------------
                                         Name:
                                              ----------------------------------
                                         Title:
                                               ---------------------------------
Attest:


By:
    ----------------------------------------
Name:
      --------------------------------------
Title:
       -------------------------------------

                      FORM OF CERTIFICATE OF AUTHENTICATION

This is one of the Debentures described in the within-mentioned Indenture.



Dated:_________________________, 2003

Fifth Third Bank,                                  _____________________________
as Trustee                                         or Authenticating Agent




By: _______________________________                By: _________________________
         Authorized Signatory

                          FORM OF REVERSE OF DEBENTURE

                     _____% SUBORDINATED DEBENTURE DUE 2033

                                   (CONTINUED)

         This Debenture is one of the subordinated debentures of the Company (herein sometimes referred to as the "Debentures"), all issued or to be issued
                                      ----------
under and pursuant to an Indenture dated as of ______________ ___, 2003 (the "Indenture") duly executed and delivered between the Company and Fifth Third
 ---------
Bank, as Trustee (the "Trustee"), to which Indenture reference is hereby made
                       -------
for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures. The Debentures are limited in aggregate principal amount as specified in the Indenture.

         Because of the occurrence and continuation of a Special Event (as defined in the Indenture), in certain circumstances, this Debenture may become due and payable at the principal amount together with any interest accrued thereon (the "Redemption Price"). The Redemption Price shall be paid prior to
              ----------------
12:00 noon, Eastern Standard Time, on the date of such redemption or at such earlier time as the Company determines. The Company shall have the right as set forth in the Indenture to redeem this Debenture at the option of the Company, without premium or penalty, in whole or in part at any time on or after March 31, 2008 (an "Optional Redemption"), or at any time in certain circumstances
              -------------------
upon the occurrence of a Special Event, at a Redemption Price equal to 100% of the principal amount hereof plus any accrued but unpaid interest hereon, to the date of such redemption. Any redemption pursuant to this paragraph shall be made upon not less than thirty (30) days nor more than thirty (60) days notice, at the Redemption Price. The Redemption Price shall be paid at the time and in the manner provided therefor in the Indenture. If the Debentures are only partially redeemed by the Company pursuant to an Optional Redemption, the Debentures shall be redeemed by lot as described in the Indenture.

         In the event of redemption of this Debenture in part only, a new Debenture or Debentures for the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

         In case an Event of Default (as defined in the Indenture) shall have occurred and be continuing, the principal of all of the Debentures may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures at the time Outstanding (as defined in the Indenture) to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debentures; provided, however, that no such supplemental indenture shall, except as provided in the Indenture, (i) extend the fixed maturity of the Debentures or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Debenture so affected thereby; or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Debenture then Outstanding and affected thereby. The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the Debentures at the time Outstanding, on behalf of all of the holders of the Debentures, to waive any past default in the performance of any of the covenants contained in the Indenture, and its consequences, except (i) a default in the payment of the principal of or interest on any of the Debentures (except as otherwise provided in the Indenture) and (ii) default in the performance of certain covenants as specified in the Indenture. Any such consent or waiver by the registered holder of this Debenture (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Debenture and of any Debenture issued in exchange herefor or in place hereof (whether by registration of transfer or otherwise), irrespective of whether or not any notation of such consent or waiver is made upon this Debenture.

         No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Debenture at the time and place and at the rate and in the money herein prescribed.

         Provided certain conditions are met, the Company shall have the right at any time during the term of the Debentures and from time to time to extend the interest payment period of such Debentures for up to twenty (20) consecutive quarters (each, an "Extension Period"), at the end of which period the Company
                    ----------------
shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Debentures to the extent that payment of such interest is enforceable under applicable law). Before the termination of any such Extension Period, so long as no Event of Default shall have occurred and be continuing, the Company may further extend such Extension Period, provided that such Extension Period together with all such further extensions thereof shall not exceed twenty (20) consecutive quarters, extend beyond March 31, 2033, or end on a date other than an Interest Payment Date. At the termination of any such Extension Period and upon the payment of all accrued and unpaid interest and any additional amounts then due and subject to the foregoing conditions, the Company may commence a new Extension Period.

         As provided in the Indenture and subject to certain limitations therein set forth, this Debenture is transferable by the registered holder hereof on the Debenture Register (as defined in the Indenture) of the Company, upon surrender of this Debenture for registration of transfer at the office or agency of the Trustee accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the registered holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Debentures of authorized denominations and for the same aggregate principal amount shall be issued to the designated transferee or transferees. No service charge shall be made for any such transfer, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in relation thereto.

         Prior to due presentment for registration of transfer of this Debenture, the Company, the Trustee, any Paying Agent (as defined in the Indenture) and the Debenture Registrar may deem and treat the registered holder hereof as the absolute owner hereof (whether or not this Debenture shall be overdue and notwithstanding any notice of ownership or writing hereon made by anyone other than the Debenture Registrar) for the purpose of receiving payment of or on account of the principal hereof and interest due hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Debenture Registrar shall be affected by any notice to the contrary.

         No recourse shall be had for the payment of the principal of or the interest on this Debenture, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

         The Debentures are issuable only in registered form without coupons in denominations of $25 and any integral multiple thereof (or such other denominations and any integral multiple thereof as may be deemed necessary by the Company for the purpose of maintaining the eligibility of the Debentures for listing on the New York Stock Exchange or any successor thereto).

         All terms used in this Debenture that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                     Exhibit 4.3

                              CERTIFICATE OF TRUST
                                       OF
                        FIRST PREFERRED CAPITAL TRUST IV


         THIS CERTIFICATE OF TRUST OF FIRST PREFERRED CAPITAL TRUST IV (the "Trust"), dated as of January 2, 2003, is being duly executed and filed by Wilmington Trust Company, a Delaware banking corporation, and James F. Dierberg, Allen H. Blake and Lisa K. Vansickle, each an individual, as trustees, to form a statutory trust under the Delaware Statutory Trust Act (12 Delaware Code Section 3801 et seq.).

         1. NAME. The name of the statutory trust formed hereby is First Preferred Capital Trust IV.

         2. DELAWARE TRUSTEE. The name and business address of the trustee of the Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention:
Corporate Trust Department.

         3. EFFECTIVE DATE. This Certificate of Trust shall be effective on January 2, 2003.

         IN WITNESS WHEREOF, the undersigned have executed this Certificate of Trust as of the date first above written, in accordance with Section 3811(a) of the Delaware Statutory Trust Act.



                                 WILMINGTON TRUST COMPANY, as Trustee


                                 By: /s/ Donald G. MacKelcan
                                    --------------------------------------------
                                 Name:   Donald G. MacKelcan
                                 Title:  Vice President
                                       -----------------------------------------


                                 /s/ James F. Dierberg
                                 -----------------------------------------------
                                     JAMES F. DIERBERG, as Trustee


                                 /s/ Allen H. Blake
                                 -----------------------------------------------
                                     ALLEN H. BLAKE, as Trustee


                                 /s/ Lisa K. Vansickle
                                 -----------------------------------------------
                                     LISA K. VANSICKLE, as Trustee

                                                                     Exhibit 4.4

                                 TRUST AGREEMENT

         This TRUST AGREEMENT, dated as of January 2, 2003 (this "Trust
                                                                  -----
Agreement"), among (i) FIRST BANKS, INC., a Missouri corporation (the
---------
"Depositor"), (ii) WILMINGTON TRUST COMPANY, a Delaware banking corporation, as
 ---------
trustee, and (iii) JAMES F. DIERBERG, ALLEN H. BLAKE and LISA K. VANSICKLE, each an individual, as trustees (each of such trustees in (ii) and (iii) a "Trustee"
                                                                       -------
and collectively, the "Trustees"). The Depositor and the Trustees hereby agree
                       --------
as follows:

         1. The trust created hereby (the "Trust") shall be known as "First
                                           -----
Preferred Capital Trust IV" in which name the Trustees, or the Depositor to the extent provided herein, may engage in the transactions contemplated hereby, make and execute contracts, and sue and be sued.

         2. The Depositor hereby assigns, transfers, conveys and sets over to the Trustees the sum of $25. The Trustees hereby acknowledge receipt of such amount in trust from the Depositor, which amount shall constitute the initial trust estate. The Trustees hereby declare that they will hold the trust estate in trust for the Depositor. It is the intention of the parties hereto that the Trust created hereby constitutes a statutory trust under Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. Section 3801, et seq. (the "Statutory Trust
                                                             ---------------
Act"), and that this document constitutes the governing instrument of the Trust.
---
The Trustees are hereby authorized and directed to execute and file a certificate of trust with the Delaware Secretary of State in accordance with the provisions of the Statutory Trust Act.

         3. The Depositor and the Trustees will enter into an amended and restated Trust Agreement, satisfactory to each such party and substantially in the form included as an exhibit to the 1933 Act Registration Statement (as defined below), to provide for the contemplated operation of the Trust created hereby and the issuance of the Preferred Securities and Common Securities referred to therein. Prior to the execution and delivery of such amended and restated Trust Agreement, the Trustees shall not have any duty or obligation hereunder or with respect to the trust estate, except as otherwise required by applicable law or as may be necessary to obtain prior to such execution and delivery any licenses, consents or approvals required by applicable law or otherwise.

         4. The Depositor and the Trustees hereby authorize and direct the Depositor, as the sponsor of the Trust, (i) to file with the Securities and Exchange Commission (the "Commission") and execute, in each case on behalf of
                          ----------
the Trust,

(a) the Registration Statement on Form S-2 (the "1933 Act Registration
                                                 ---------------------
Statement"), including any pre-effective or post-effective amendments to the
---------
1933 Act Registration Statement, relating to the registration under the Securities Act of 1933, as amended, of the Preferred Securities of the Trust and possibly certain other securities and (b) a Registration Statement on Form 8-A (the "1934 Act Registration Statement") (including all pre-effective and
      -------------------------------
post-effective amendments thereto) relating to the registration of the Preferred Securities of the Trust under the Securities Exchange Act of 1934, as amended;
(ii) to file with the Nasdaq National Market or a national stock exchange
(each, an "Exchange") and execute on behalf of the Trust one or more listing
           --------
applications and all other applications, statements, certificates, agreements and other instruments as shall be necessary or desirable to cause the Preferred Securities to be included in or listed on any of the Exchanges; (iii) to file and execute on behalf of the Trust such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents as shall be necessary or desirable to register the Preferred Securities under the securities or blue sky laws of such jurisdictions as the Depositor, on behalf of the Trust, may deem necessary or desirable; and
(iv) to execute on behalf of the Trust that certain Underwriting Agreement relating to the Preferred Securities, among the Trust, the Depositor and the several Underwriters named therein, substantially in the form included as an exhibit to the 1933 Act Registration Statement. In the event that any filing referred to in clauses (i), (ii) and (iii) above is required by the rules and regulations of the Commission, an Exchange or state securities or blue sky laws, to be executed on behalf of the Trust by one or more of the Trustees, each of the Trustees, in its, his or her capacity as a Trustee of the Trust, is hereby authorized and, to the extent so required, directed to join in any such filing and to execute on behalf of the Trust any and all of the foregoing, it being understood that Wilmington Trust Company in its capacity as a Trustee of the Trust shall not be required to join in any such filing or execute on behalf of the Trust any such document unless required by the rules and regulations of the Commission, the Exchange or state securities or blue sky laws. In connection with the filings referred to above, the Depositor and James F. Dierberg, Allen
H. Blake and Lisa K. Vansickle, each as Trustees and not in their individual capacities, hereby constitutes and appoints James F. Dierberg, Allen H. Blake and Lisa K. Vansickle, and each of them, as its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the Depositor or such Trustee or in the Depositor's or such Trustees' name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the 1933 Act Registration Statement and the 1934 Act Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, the Exchange and administrators of the state securities or blue sky laws, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the Depositor or such Trustee might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their respective substitute or substitutes, shall do or cause to be done by virtue hereof.

     5.    This Trust Agreement may be executed in one or more counterparts.

     6. The number of Trustees initially shall be four (4) and thereafter the number of Trustees shall be such number as shall be fixed from time to time by a written instrument signed by the Depositor which may increase or decrease the number of Trustees; provided, however, that to the extent required by the Statutory Trust Act, one Trustee shall either be a natural person who is a resident of the State of Delaware or, if not a natural person, an entity which has its principal place of business in the State of Delaware and otherwise meets the requirements of applicable Delaware law. Subject to the foregoing, the Depositor is entitled to appoint or remove without cause any Trustee at any time. The Trustees may resign upon thirty (30) days' prior notice to the Depositor.

     7. (a) The Trustee and its officers, directors, agents and servants (collectively, the "Fiduciary Indemnified Persons") shall not be liable,
                    -----------------------------
responsible or accountable in damages or otherwise to the Trust, the Depositor, the Trustees or any holder of the Trust Securities (the Trust, the Depositor and any holder of the Trust Securities being a "Covered Person") for any loss,
                                            --------------
damage or claim incurred by reason of any act or omission performed or omitted by the Fiduciary Indemnified Persons in good faith on behalf of the Trust and in a manner the Fiduciary Indemnified Persons reasonably believed to be within the scope of authority conferred on the Fiduciary Indemnified Persons by this Trust

Agreement or by law, except that the Fiduciary Indemnified Persons shall be liable for any such loss, damage or claim incurred by reason of the Fiduciary Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

           (b) The Fiduciary Indemnified Persons shall be fully protected in relying in good faith upon the records of the Trust and upon such information, opinions, reports or statements presented to the Trust by any person as to matters the Fiduciary Indemnified Persons reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Trust, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to holders of Trust Securities might properly be paid.

           (c) The Depositor agrees, to the fullest extent permitted by applicable law, (i) to indemnify and hold harmless each Fiduciary Indemnified Person, or any of its officers, directors, shareholders, employees, representatives or agents, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature whatsoever incurred by the Fiduciary Indemnified Persons by reason of the creation, operation or termination of the Trust in a manner the Fiduciary Indemnified Persons reasonably believed to be within the scope of authority conferred on the Fiduciary Indemnified Persons by this Trust Agreement of Trust, except that no Fiduciary Indemnified Persons shall be entitled to be indemnified in respect of any loss, damage or claim incurred by the Fiduciary Indemnified Persons by reason of negligence or willful misconduct with respect to such acts or omissions, and (ii) to advance expenses (including legal fees) incurred by a Fiduciary Indemnified Person in defending any claim, demand, action, suit or proceeding shall, from time to time, prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Trust of an undertaking by or on behalf of such Fiduciary Indemnified Persons to repay such amount if it shall be determined that such Fiduciary Indemnified Person is not entitled to be indemnified as authorized in the preceding subsection.

           (d) The provisions of Section 7 shall survive the termination of this Trust Agreement or the earlier resignation or removal of the Fiduciary Indemnified Persons.

         8. This Trust Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to conflict of laws of principles).


         [The remainder of this page has been left blank intentionally]

         IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be duly executed as of the day and year first above written.



                                   FIRST BANKS, INC.,
                                   as Depositor

                                   By:  /s/ Allen H. Blake
                                        ----------------------------------------
                                   Name:    Allen H. Blake
                                        ----------------------------------------
                                   Title:   President
                                         ---------------------------------------


                                   WILMINGTON TRUST COMPANY,
                                   as Trustee

                                   By: /s/ Donald G. MacKelcan
                                      ------------------------------------------
                                   Name:   Donald G. MacKelcan
                                        ----------------------------------------
                                   Title:  Vice President
                                         ---------------------------------------


                                   /s/ James F. Dierberg
                                   ---------------------------------------------
                                       JAMES F. DIERBERG, as Trustee


                                   /s/ Allen H. Blake
                                   ---------------------------------------------
                                       ALLEN H. BLAKE, as Trustee


                                   /s/ Lisa K. Vansickle
                                   ---------------------------------------------
                                       LISA K. VANSICKLE, as Trustee

                                                                     Exhibit 4.5




                        FIRST PREFERRED CAPITAL TRUST IV

                              AMENDED AND RESTATED

                                 TRUST AGREEMENT

                                      among

                         FIRST BANKS, INC., as Depositor

                                FIFTH THIRD BANK,

                               as Property Trustee

                 WILMINGTON TRUST COMPANY, as Delaware Trustee,

                                       and

                    THE ADMINISTRATIVE TRUSTEES NAMED HEREIN

                       DATED AS OF____________ ____, 2003


                                                 TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

ARTICLE I  DEFINED TERMS..........................................................................................2
   Section 101.      Definitions..................................................................................2

ARTICLE II ESTABLISHMENT OF THE TRUST............................................................................10
   Section 201.      Name........................................................................................10
   Section 202.      Office of the Delaware Trustee; Principal Place of Business.................................10
   Section 203.      Initial Contribution of Trust Property; Organizational Expenses.............................10
   Section 204.      Issuance of the Preferred Securities........................................................10
   Section 205.      Issuance of the Common Securities; Subscription and Purchase of Debentures..................11
   Section 206.      Declaration of Trust........................................................................11
   Section 207.      Authorization to Enter into Certain Transactions............................................12
   Section 208.      Assets of Trust.............................................................................15
   Section 209.      Title to Trust Property.....................................................................15

ARTICLE III PAYMENT ACCOUNT......................................................................................15
   Section 301.      Payment Account.............................................................................15

ARTICLE IV DISTRIBUTIONS; REDEMPTION.............................................................................16
   Section 401.      Distributions...............................................................................16
   Section 402.      Redemption..................................................................................16
   Section 403.      Subordination of Common Securities..........................................................18
   Section 404.      Payment Procedures..........................................................................19
   Section 405.      Tax Returns and Reports.....................................................................19
   Section 406.         Payment of Taxes, Duties, etc. of the Trust..............................................19
   Section 407.      Payments Under Indenture....................................................................20

ARTICLE V TRUST SECURITIES CERTIFICATES..........................................................................20
   Section 501.      Initial Ownership...........................................................................20
   Section 502.      The Trust Securities Certificates...........................................................20
   Section 503.      Execution, Authentication and Delivery of Trust Securities Certificates.....................20
   Section 503A.        Global Preferred Security................................................................21
   Section 504.      Registration of Transfer and Exchange of Preferred Securities Certificates..................22
   Section 505.      Mutilated, Destroyed, Lost or Stolen Trust Securities Certificates..........................23
   Section 506.      Persons Deemed Securityholders..............................................................23
   Section 507.      Access to List of Securityholders' Names and Addresses......................................24
   Section 508.      Maintenance of Office or Agency.............................................................24
   Section 509.      Appointment of Paying Agent.................................................................24
   Section 510.      Ownership of Common Securities by Depositor.................................................25
   Section 511.      Preferred Securities Certificates...........................................................25
   Section 512.      Notices to Clearing Agencies................................................................25
   Section 513.      Rights of Securityholders...................................................................25

ARTICLE VI ACTS OF SECURITYHOLDERS; MEETINGS; VOTING.............................................................26
   Section 601.      Limitations on Voting Rights................................................................26
   Section 602.      Notice of Meetings..........................................................................27
   Section 603.      Meetings of Preferred Securityholders.......................................................27
   Section 604.      Voting Rights...............................................................................28
   Section 605.      Proxies, etc................................................................................28
   Section 606.      Securityholder Action by Written Consent....................................................28
   Section 607.      Record Date for Voting and Other Purposes...................................................28
   Section 608.      Acts of Securityholders.....................................................................29
   Section 609.      Inspection of Records.......................................................................30

ARTICLE VII REPRESENTATIONS AND WARRANTIES.......................................................................30
   Section 701.      Representations and Warranties of the Bank and the Property Trustee.........................30
   Section 702.      Representations and Warranties of the Delaware Bank and the Delaware Trustee................31
   Section 703.      Representations and Warranties of the Depositor.............................................32

ARTICLE VIII TRUSTEES............................................................................................32
   Section 801.      Certain Duties and Responsibilities.........................................................32
   Section 802.      Certain Notices.............................................................................34
   Section 803.      Certain Rights of Property Trustee..........................................................34
   Section 804.      Not Responsible for Recitals or Issuance of Securities......................................36
   Section 805.      May Hold Securities.........................................................................36
   Section 806.      Compensation; Indemnity; Fees...............................................................36
   Section 807.      Corporate Property Trustee Required; Eligibility of Trustees................................37
   Section 808.      Conflicting Interests.......................................................................37
   Section 809.      Co-Trustees and Separate Trustee............................................................37
   Section 810.      Resignation and Removal; Appointment of Successor...........................................39
   Section 811.      Acceptance of Appointment by Successor......................................................40
   Section 812.      Merger, Conversion, Consolidation or Succession to Business.................................41
   Section 813.      Preferential Collection of Claims Against Depositor or Trust................................41
   Section 814.      Reports by Property Trustee.................................................................41
   Section 815.      Reports to the Property Trustee.............................................................41
   Section 816.      Evidence of Compliance with Conditions Precedent............................................41
   Section 817.      Number of Trustees..........................................................................42
   Section 818.      Delegation of Power.........................................................................42
   Section 819.      Voting......................................................................................42

ARTICLE IX TERMINATION, LIQUIDATION AND MERGER...................................................................42
   Section 901.      Termination Upon Expiration Date............................................................42
   Section 902.      Early Termination...........................................................................42
   Section 903.      Termination.................................................................................43
   Section 904.      Liquidation.................................................................................43
   Section 905.      Mergers, Consolidations, Amalgamations or Replacements of the Trust.........................45

ARTICLE X MISCELLANEOUS PROVISIONS...............................................................................46
   Section 1001.    Limitation of Rights of Securityholders......................................................46
   Section 1002.    Amendment....................................................................................46
   Section 1003.    Separability.................................................................................47
   Section 1004.    Governing Law................................................................................47
   Section 1005.    Payments Due on Non-Business Day.............................................................47
   Section 1006.    Successors...................................................................................48
   Section 1007.    Headings.....................................................................................48
   Section 1008.    Reports, Notices and Demands.................................................................48
   Section 1009.    Agreement Not to Petition....................................................................48
   Section 1010.    Trust Indenture Act; Conflict with Trust Indenture Act.......................................49
   Section 1011.    Acceptance of Terms of Trust Agreement, Guarantee and Indenture..............................49

ARTICLE I........................................................................................................54
   Section 1.1.     Guarantee by First Banks.....................................................................54
   Section 1.2.     Term of Agreement............................................................................54
   Section 1.3.     Waiver of Notice.............................................................................55
   Section 1.4.     No Impairment................................................................................55
   Section 1.5.     Enforcement..................................................................................55

ARTICLE II.......................................................................................................55
   Section 2.1.     Binding Effect...............................................................................55
   Section 2.2.     Amendment....................................................................................56
   Section 2.3.     Notices......................................................................................56
   Section 2.4.     Governing Law................................................................................56




                                               CROSS-REFERENCE TABLE

Section of                                                                          Section of
Trust Indenture Act                                                                 Amended and Restated
of 1939, as amended                                                                 Trust Agreement
-------------------                                                                 ---------------

310(a)(1)...........................................................................807
310(a)(2)...........................................................................807
310(a)(3)...........................................................................807
310(a)(4)...........................................................................207(a)(ii)
310(b)..............................................................................808
311(a)..............................................................................813
311(b)..............................................................................813
312(a)..............................................................................507
312(b)..............................................................................507
312(c)..............................................................................507
313(a)..............................................................................814(a)
313(a)(4)...........................................................................814(b)
313(b)..............................................................................814(b)
313(c)..............................................................................1008
313(d)..............................................................................814(c)
314(a)..............................................................................815
314(b)..............................................................................Not Applicable
314(c)(1)...........................................................................816
314(c)(2)...........................................................................816
314(c)(3)...........................................................................Not Applicable
314(d)..............................................................................Not Applicable
314(e)..............................................................................101, 816
315(a)..............................................................................801(a), 803(a)
315(b)..............................................................................802, 1008
315(c)..............................................................................801(a)
315(d)..............................................................................801, 803
316(a)(2)...........................................................................Not Applicable
316(b)..............................................................................Not Applicable
316(c)..............................................................................607
317(a)(1)...........................................................................Not Applicable
317(a)(2)...........................................................................Not Applicable
317(b)..............................................................................509
318(a)..............................................................................1010


Note: This Cross-Reference Table does not constitute part of this Agreement and shall not affect the interpretation of any of its terms or provisions.

                      AMENDED AND RESTATED TRUST AGREEMENT

         AMENDED AND RESTATED TRUST AGREEMENT, dated as of____________ ___, 2003, among (i) FIRST BANKS, INC., a Missouri corporation (including any successors or assigns, the "Depositor"), (ii) FIFTH THIRD BANK, a bank duly
                            ---------
organized and existing under the laws of the United States of America, as property trustee (the "Property Trustee" and, in its separate corporate capacity
                       ----------------
and not in its capacity as Property Trustee, the "Bank"), (iii) WILMINGTON TRUST
                                                  ----
COMPANY, a Delaware banking corporation duly organized and existing under the laws of the State of Delaware, as Delaware trustee (the "Delaware Trustee," and,
                                                         ----------------
in its separate corporate capacity and not in its capacity as Delaware Trustee, the "Delaware Bank"), (iv) ALLEN H. BLAKE, an individual, TERRANCE M. MCCARTHY,
     -------------
an individual, and LISA K. VANSICKLE, an individual, each of whose address is c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042 (each an "Administrative Trustee" and collectively the
                                    ----------------------
"Administrative Trustees") (the Property Trustee, the Delaware Trustee and the
 -----------------------
Administrative Trustees referred to collectively as the "Trustees"), and (v) the
                                                         --------
several Holders (as hereinafter defined).

                                    RECITALS

         WHEREAS, the Depositor, the Delaware Trustee, James F. Dierberg, as an original administrative trustee, and Allen H. Blake and Lisa K. Vansickle, each as an Administrative Trustee, have heretofore duly declared and established a statutory trust pursuant to the Delaware Statutory Trust Act by entering into that certain Trust Agreement, dated as of January 2, 2003 (the "Original Trust
                                                                --------------
Agreement"), and by the execution and filing by the Delaware Trustee, the
---------
Depositor and the Administrative Trustees with the Secretary of State of the State of Delaware of the Certificate of Trust, filed on January 2, 2003, the form of which is attached as Exhibit A;
                             ---------

         WHEREAS, effective January 6, 2003 James F. Dierberg resigned as an administrative trustee, the Depositor appointed Terrance M. McCarthy as a successor trustee and Terrance M. McCarthy accepted the appointment as an Administrative Trustee;

         WHEREAS, the Depositor, the Delaware Trustee, the Property Trustee and the Administrative Trustees desire to amend and restate the Original Trust Agreement in its entirety as set forth herein to provide for, among other things, (a) the issuance of the Common Securities (as defined herein) by the Trust (as defined herein) to the Depositor; (b) the issuance and sale of the Preferred Securities (as defined herein) by the Trust pursuant to the Underwriting Agreement (as defined herein); (c) the acquisition by the Trust from the Depositor of all of the right, title and interest in the Debentures (as defined herein); and (d) the appointment of the Trustees;

         NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party, for the benefit of the other parties and for the benefit of the Securityholders (as defined herein), hereby amends and restates the Original Trust Agreement in its entirety and agrees as follows:

                                    ARTICLE I
                                  DEFINED TERMS

         Section 101.     Definitions.

         For all purposes of this Trust Agreement, except as otherwise expressly provided or unless the context otherwise requires:

                  (a) the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular;

                  (b) all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

                  (c) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Trust Agreement; and

                  (d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Trust Agreement as a whole and not to any particular Article, Section or other subdivision.

         "Act" has the meaning specified in Section 608.
          ---

         "Additional Amount" means, with respect to Trust Securities of a given
          -----------------
Liquidation Amount and/or a given period, the amount of additional interest accrued on interest in arrears and paid by the Depositor on a Like Amount of Debentures for such period.

         "Additional Payments" has the meaning specified in Section 1.1 of the
          -------------------
Indenture.

         "Administrative Trustee" means each of Allen H. Blake, Terrance M.
          ----------------------
McCarthy and Lisa K. Vansickle, solely in his or her capacity as Administrative Trustee of the Trust formed and continued hereunder and not in his or her individual capacity, or such Administrative Trustee's successor in interest in such capacity, or any successor trustee appointed as herein provided.

         "Affiliate" means, with respect to a specified Person, (a) any Person
          ---------
directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities or other ownership interests of the specified Person; (b) any Person 10% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled or held with power to vote by the specified Person; (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person; (d) a partnership in which the specified Person is a general partner; (e) any officer or director of the specified Person; and (f) if the specified Person is an individual, any entity of which the specified Person is an officer, director or general partner.

         "Authenticating Agent" means an authenticating agent with respect to
          --------------------
the Preferred Securities appointed by the Property Trustee pursuant to Section 503.

         "Bank" has the meaning specified in the Preamble to this Trust
          ----
Agreement.

         "Bankruptcy Event" means, with respect to any Person:
          ----------------

                  (a) the entry of a decree or order by a court having jurisdiction in the premises adjudging such Person a bankrupt or insolvent, or approving as properly filed a petition seeking liquidation or reorganization of or in respect of such Person under the United States Bankruptcy Code of 1978, as amended, or any other similar applicable federal or state law, and the continuance of any such decree or order unvacated and unstayed for a period of ninety (90) days; or the commencement of an involuntary case under the United States Bankruptcy Code of 1978, as amended, in respect of such Person, which shall continue undismissed for a period of ninety (90) days or entry of an order for relief in such case; or the entry of a decree or order of a court having jurisdiction in the premises for the appointment on the ground of insolvency or bankruptcy of a receiver, custodian, liquidator, trustee or assignee in bankruptcy or insolvency of such Person or of its property, or for the winding up or liquidation of its affairs, and such decree or order shall have remained in force unvacated and unstayed for a period of ninety (90) days; or

                  (b) the institution by such Person of proceedings to be adjudicated a voluntary bankrupt, or the consent by such Person to the filing of a bankruptcy proceeding against it, or the filing by such Person of a petition or answer or consent seeking liquidation or reorganization under the United States Bankruptcy Code of 1978, as amended, or other similar applicable Federal or State law, or the consent by such Person to the filing of any such petition or to the appointment on the ground of insolvency or bankruptcy of a receiver or custodian or liquidator or trustee or assignee in bankruptcy or insolvency of such Person or of its property, or a general assignment by such Person for the benefit of creditors.

         "Bankruptcy Laws" has the meaning specified in Section 1009.
          ---------------

         "Board Resolution" means a copy of a resolution certified by the
          ----------------
Secretary or an Assistant Secretary of the Depositor to have been duly adopted by the Depositor's Board of Directors, or such committee of the Board of Directors or officers of the Depositor to which authority to act on behalf of the Board of Directors has been delegated, and to be in full force and effect on the date of such certification, and delivered to the appropriate Trustee.

         "Business Day" means any day other than a Saturday or Sunday, a day on
          ------------
which banking institutions in The City of New York are authorized or required by law, executive order or regulation to remain closed, or a day on which the Property Trustee's Corporate Trust Office or the Corporate Trust Office of the Debenture Trustee is closed for business.

         "Certificate Depositary Agreement" means the agreement among Depositor,
          --------------------------------
Trust and DTC, as the initial Clearing Agency, dated as of the Closing Date, substantially in the form attached as Exhibit E as the same may be amended and supplemented from time to time.

         "Certificate of Trust" means the certificate of trust filed with the
          --------------------
Secretary of State of the State of Delaware with respect to the Trust, as amended or restated from time to time.

         "Change in 1940 Act Law" shall have the meaning set forth in the
          ----------------------
definition of "Investment Company Event."

         "Clearing Agency" means an organization registered as a "clearing
          ---------------
agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. DTC shall be the initial Clearing Agency.

         "Clearing Agency Participant" means a broker, dealer, bank or other
          --------------------------
financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

         "Closing Date" means the date of execution and delivery of this Trust
          ------------
Agreement.

         "Code" means the Internal Revenue Code of 1986, as amended.
          ----

         "Commission" means the Securities and Exchange Commission, as from time
          ----------
to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "Common Security" means an undivided beneficial interest in the assets
          ---------------
of the Trust, having a Liquidation Amount of $25 and having the rights provided therefor in this Trust Agreement, including the right to receive Distributions and a Liquidation Distribution as provided herein.

         "Common Securities Certificate" means a certificate evidencing
          -----------------------------
ownership of Common Securities, substantially in the form attached as Exhibit B.
                                                                      ---------

         "Common Securityholder" means First Banks, Inc.
          ---------------------

         "Company" means First Banks, Inc.
          -------

         "Corporate Trust Office" means the office at which, at any particular
          ----------------------
time, the corporate trust business of the Property Trustee or the Debenture Trustee, as the case may be, shall be principally administered, which office at the date hereof, in each such case, is located at 38 Fountain Square Plaza, MD 10AT60, Cincinnati, Ohio 45202 Attention: Corporate Trust Department.

         "Debenture Event of Default" means an "Event of Default" as defined in
          --------------------------
Section 7.1 of the Indenture.

         "Debenture Redemption Date" means, with respect to any Debentures to be
          -------------------------
redeemed under the Indenture, the date fixed for redemption under the Indenture.

         "Debenture Tax Event" means a "Tax Event" as specified in Section 1.1
          -------------------
of the Indenture.

         "Debenture Trustee" means Fifth Third Bank, a bank organized under the
          -----------------
laws of the United States of America, and any successor thereto, as trustee under the Indenture.

         "Debentures" means the $61,855,675 (or $71,134,025 if the Underwriters
          ----------
exercise their Option (as such terms are defined in the Underwriting Agreement)) aggregate principal amount of the Depositor's ____% Subordinated Debentures due 2033, issued pursuant to the Indenture.

         "Definitive Preferred Securities Certificates" means the Preferred
          --------------------------------------------
Securities Certificates issued in certificated, fully registered form as provided in Section 511.

         "Delaware Bank" has the meaning specified in the Preamble to this Trust
          -------------
Agreement.

         "Delaware Statutory Trust Act" means Chapter 38 of Title 12 of the
          ----------------------------
Delaware Code, 12 Delaware Code Sections 3801 et seq., as it may be amended from time to time.

         "Delaware Trustee" means the commercial bank or trust company
          ----------------
identified as the "Delaware Trustee" in the Preamble to this Trust Agreement, solely in its capacity as Delaware Trustee of the Trust formed and continued hereunder and not in its individual capacity, or its successor in interest in such capacity, or any successor trustee appointed as herein provided.

         "Depositary" means DTC or any successor thereto.
          ----------

         "Depositor" has the meaning specified in the Preamble to this Trust
          ---------
Agreement.

         "Distribution Date" has the meaning specified in Section 401(a).
          -----------------

         "Distributions" means amounts payable in respect of the Trust
          -------------
Securities as provided in Section 401.

         "DTC" means The Depository Trust Company.
          ---

         "Early Termination Event" has the meaning specified in Section 902.
          -----------------------

         "Event of Default" means any one of the following events (whatever the
          ----------------
reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                  (a)     the occurrence of a Debenture Event of Default; or

                  (b) default by the Trust or the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of thirty (30) days; or

                  (c) default by the Trust or the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

                  (d) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in this Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (b) or (c), above) and continuation of such default or breach for a period of sixty (60) days after there has been given, by registered or certified mail, to the defaulting Trustee or Trustees by the Holders of at least 25% in aggregate Liquidation Amount of the Outstanding Preferred Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

         (e) the occurrence of a Bankruptcy Event with respect to the Property Trustee and the failure by the Depositor to appoint a successor Property Trustee within (sixty) 60 days thereof.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.
          ------------

         "Expense Agreement" means the Agreement as to Expenses and Liabilities
          -----------------
between the Depositor and the Trust, substantially in the form attached as Exhibit C, as amended from time to time.
---------

         "Expiration Date" has the meaning specified in Section 901.
          ---------------

         "Extension Period" has the meaning specified in Section 4.1 of the
          ----------------
Indenture.

         "Global Preferred Securities Certificate" means a Preferred Securities
          ---------------------------------------
Certificate evidencing ownership of Global Preferred Securities.

         "Global Preferred Security" means a Preferred Security, the ownership
          -------------------------
and transfer of which shall be made through book entries by a Clearing Agency as described herein.

         "Guarantee" means the Preferred Securities Guarantee Agreement executed
          ---------
and delivered by the Depositor and Fifth Third Bank, as trustee, contemporaneously with the execution and delivery of this Trust Agreement, for the benefit of the Preferred Securityholders, as amended from time to time.

         "Indenture" means the Indenture, dated as of _____________ _____, 2003,
          ---------
between the Depositor and the Debenture Trustee, as trustee, as amended or supplemented from time to time pertaining to the Debentures of the Depositor.

         "Investment Company Act," means the Investment Company Act of 1940, as
          ----------------------
amended, as in effect at the date of execution of this instrument.

         "Investment Company Event" means the receipt by the Trust and the
          ------------------------
Depositor of an Opinion of Counsel, rendered by a law firm having a recognized national tax and securities law practice within a reasonable period of time after the applicable occurrence, to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), the Trust is or
                                   ----------------------
shall be considered an "investment company" that is required to be registered under the Investment Company Act, which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Preferred Securities under this Trust Agreement.

         "Lien" means any lien, pledge, charge, encumbrance, mortgage, deed of
          ----
trust, adverse ownership interest, hypothecation, assignment, security interest or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever.

         "Like Amount" means (a) with respect to a redemption of Trust
          -----------
Securities, Trust Securities having an aggregate Liquidation Amount equal to the aggregate principal amount of Debentures to be contemporaneously redeemed in accordance with the Indenture and the proceeds of which shall be used to pay the Redemption Price of such Trust Securities; and (b) with respect to a distribution of Debentures to Holders of Trust Securities in connection with a termination or liquidation of the Trust, Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the Holder to whom such Debentures are distributed. Each Debenture distributed pursuant to clause
(b) above shall carry with it accrued interest in an amount equal to the accrued and unpaid interest then due on such Debentures.

         "Liquidation Amount" means the stated amount of $25 per Trust Security.
          ------------------

         "Liquidation Date" means the date on which Debentures are to be
          ----------------
distributed to Holders of Trust Securities in connection with a termination and liquidation of the Trust pursuant to Section 904(a).

         "Liquidation Distribution" has the meaning specified in Section 904(d).
          ------------------------

         "Officers' Certificate" means a certificate signed by the President or
          ---------------------
a Vice President and by the Treasurer or an Assistant Treasurer or the Controller or an Assistant Controller or the Secretary or an Assistant Secretary, of the Depositor, and delivered to the appropriate Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 816 shall be the principal executive, financial or accounting officer of the Depositor. Any Officers' Certificate delivered with respect to compliance with a condition or covenant provided for in this Trust Agreement shall include:

                  (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definitions relating thereto;

                  (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers' Certificate;

                  (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                  (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "Opinion of Counsel" means an opinion in writing of independent,
          ------------------
outside legal counsel, who may be counsel for the Trust, the Property Trustee, the Delaware Trustee or the Depositor and who shall be reasonably acceptable to the Property Trustee.

         "Original Trust Agreement" has the meaning specified in the Recitals to
          ------------------------
this Trust Agreement.

         "Outstanding", when used with respect to Preferred Securities, means,
          -----------
as of the date of determination, all Preferred Securities theretofore executed and delivered under this Trust Agreement, except:

                  (a) Preferred Securities theretofore canceled by the Property Trustee or delivered to the Property Trustee for cancellation;

                  (b) Preferred Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Property Trustee or any Paying Agent for the Holders of such Preferred Securities; provided that, if such Preferred Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Trust Agreement; and

                  (c) Preferred Securities which have been paid or in exchange for or in lieu of which other Preferred Securities have been executed and delivered pursuant to Sections 504, 505, 511 and 513; provided, however, that in determining whether the Holders of the requisite Liquidation Amount of the Outstanding Preferred Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Preferred Securities owned by the Depositor, any Trustee or any Affiliate of the Depositor or any Trustee shall be disregarded and deemed not to be Outstanding, except that (i) in determining whether any Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Preferred Securities that such Trustee knows to be so owned shall be so disregarded; and (ii) the foregoing shall not apply at any time when all of the Outstanding Preferred Securities are owned by the Depositor, one or more of the Trustees and/or any such Affiliate. Preferred Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Administrative Trustees the pledgee's right so to act with respect to such Preferred Securities and the pledgee is not the Depositor or any other Obligor upon the Preferred Securities or a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Depositor or any Affiliate of the Depositor.

         "Paying Agent" means any paying agent or co paying agent appointed
          ------------
pursuant to Section 509 and shall initially be the Bank.

         "Payment Account" means a segregated non-interest-bearing corporate
          ---------------
trust account maintained by the Property Trustee with the Bank in its trust department for the benefit of the Securityholders in which all amounts paid in respect of the Debentures shall be held and from which the Property Trustee shall make payments to the Securityholders in accordance with Sections 401 and 402.

         "Person" means any individual, corporation, estate, partnership,
          ------
limited partnership, joint venture, trust, association, joint-stock company, limited liability company, trust, statutory trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity of whatever nature.

         "Preferred Securities Certificate", means a certificate evidencing
          --------------------------------
ownership of Preferred Securities, substantially in the form attached as Exhibit
                                                                         -------
D.
-

         "Preferred Security" means an undivided beneficial interest in the
          ------------------
assets of the Trust, having a Liquidation Amount of $25 and having the rights provided therefor in this Trust Agreement, including the right to receive Distributions and a Liquidation Distribution as provided herein.

         "Preferred Securityholder" means a Holder of a Preferred Security.
          ------------------------

         "Property Trustee" means the commercial bank or trust company
          ----------------
identified as the "Property Trustee," in the Preamble to this Trust Agreement
                   ----------------
solely in its capacity as Property Trustee of the Trust heretofore formed and continued hereunder and not in its individual capacity, or its successor in interest in such capacity, or any successor property trustee appointed as herein provided.

         "Redemption Date" means, with respect to any Trust Security to be
          ---------------
redeemed, the date fixed for such redemption by or pursuant to this Trust Agreement; provided that each Debenture Redemption Date and the stated maturity of the Debentures shall be a Redemption Date for a Like Amount of Trust Securities.

         "Redemption Price" means, with respect to any Trust Security, the
          ----------------
Liquidation Amount of such Trust Security, plus accumulated and unpaid Distributions to the Redemption Date, allocated on a pro rata basis (based on Liquidation Amounts) among the Trust Securities.

         "Relevant Trustee" shall have the meaning specified in Section 810.
          ----------------

         "Securities Register" and "Securities Registrar" have the respective
          -------------------
meanings specified in Section 504.

         "Securityholder" or "Holder" means a Person in whose name a Trust
          --------------      ------
Security or Securities is registered in the Securities Register; any such Person is a beneficial owner within the meaning of the Delaware Statutory Trust Act.

         "Trust" means the Delaware statutory trust created and continued hereby
          -----
and identified on the cover page to this Trust Agreement.

         "Trust Agreement" means this Amended and Restated Trust Agreement, as
          ---------------
the same may be modified, amended or supplemented in accordance with the applicable provisions hereof, including all exhibits hereto, including, for all purposes of this Trust Agreement and any such modification, amendment or supplement, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this Trust Agreement and any such modification, amendment or supplement, respectively.

         "Trust Indenture Act" means the Trust Indenture Act of 1939, as
          -------------------
amended, as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939, as amended, is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

         "Trust Property" means (a) the Debentures; (b) the rights of the
          --------------
Property Trustee under the Guarantee; (c) any cash on deposit in, or owing to, the Payment Account; and (d) all proceeds and rights in respect of the foregoing and any other property and assets for the time being held or deemed to be held by the Property Trustee pursuant to this Trust Agreement.

         "Trust Security" means any one of the Common Securities or the
          --------------
Preferred Securities.

         "Trust Securities Certificate" means any one of the Common Securities
          ----------------------------
Certificates or the Preferred Securities Certificates.

         "Trustees" means, collectively, the Property Trustee, the Delaware
          --------
Trustee and the Administrative Trustees.

         "Underwriting  Agreement"  means the  Underwriting  Agreement,
          -----------------------
dated as of ___________ ____, 2003, among the Trust, the Depositor, Stifel Nicolaus & Company, Incorporated, Fahnestock & Co. Inc. and the Underwriters named therein.

                                   ARTICLE II
                           ESTABLISHMENT OF THE TRUST

         Section 201.   Name.

         The Trust continued hereby shall be known as "FIRST PREFERRED CAPITAL TRUST IV," as such name may be modified from time to time by the Administrative Trustees following written notice to the Holders of Trust Securities and the other Trustees, in which name the Trustees may engage in the transactions contemplated hereby, make and execute contracts and other instruments on behalf of the Trust and sue and be sued.

         Section 202.   Office of the Delaware Trustee; Principal Place of
Business.

         The address of the Delaware Trustee in the State of Delaware is c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration, or such other address in the State of Delaware as the Delaware Trustee may designate by written notice to the Securityholders and the Depositor. The principal executive office of the Trust is c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042.

         Section 203. Initial Contribution of Trust Property; Organizational Expenses.

         The Trustees acknowledge receipt in trust from the Depositor in connection with the Original Trust Agreement of the sum of $25, which constituted the initial Trust Property. The Depositor shall pay organizational expenses of the Trust as they arise or shall, upon request of any Trustee, promptly reimburse such Trustee for any such expenses paid by such Trustee. The Depositor shall make no claim upon the Trust Property for the payment of such expenses.

         Section 204.   Issuance of the Preferred Securities.

         On ______________ ___, 2003, the Depositor and an Administrative Trustee, on behalf of the Trust and pursuant to the Original Trust Agreement, executed and delivered the Underwriting Agreement. Contemporaneously with the execution and delivery of this Trust Agreement, an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502 and deliver in accordance with the Underwriting Agreement, Preferred Securities Certificates, registered in the name of the Persons entitled thereto, in an aggregate amount of 2,400,000 Preferred Securities having an aggregate Liquidation Amount of $60,000,000 against receipt of the aggregate purchase price of such Preferred Securities of $60,000,000, which amount such Administrative Trustee shall promptly deliver to the Property Trustee. If the Underwriters exercise their Option and there is an Option Closing Date (as defined in the Underwriting Agreement), then an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502, and deliver in accordance with the Underwriting Agreement, additional Preferred Securities Certificates, registered in the name of the Persons entitled thereto in an aggregate amount of up to 360,000 Preferred Securities having an aggregate Liquidation Amount of up to $9,000,000 against receipt of the aggregate purchase price of such Preferred Securities of up to $9,000,000, which amount such Administrative Trustee shall promptly deliver to the Property Trustee.

         Section 205. Issuance of the Common Securities; Subscription and Purchase of Debentures.

                  (a) Contemporaneously with the execution and delivery of this Trust Agreement, an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502 and deliver to the Depositor Common Securities Certificates registered in the name of the Depositor, in an aggregate amount of 74,227 Common Securities having an aggregate Liquidation Amount of $1,855,675 against payment by the Depositor of such amount. Contemporaneously therewith, an Administrative Trustee, on behalf of the Trust, shall subscribe to and purchase from the Depositor Debentures, registered in the name of the Property Trustee on behalf of the Trust and having an aggregate principal amount equal to $61,855,675 and, in satisfaction of the purchase price for such Debentures, the Property Trustee, on behalf of the Trust, shall deliver to the Depositor the sum of $61,855,675.

                  (b) If the Underwriters exercise the Option and there is an Option Closing Date, then an Administrative Trustee, on behalf of the Trust, shall execute in accordance with Section 502, and deliver to the Depositor, Common Securities Certificates, registered in the name of the Depositor, in an additional aggregate amount of up to 11,135 Common Securities having an aggregate Liquidation Amount of up to $278,375 against payment by the Depositor of such amount. Contemporaneously therewith, an Administrative Trustee, on behalf of the Trust, shall subscribe to and purchase from the Depositor, additional Debentures, registered in the name of the Property Trustee on behalf of the Trust and having an aggregate principal amount of up to $9,278,375, and, in satisfaction of the purchase price of such Debentures, the Property Trustee, on behalf of the Trust, shall deliver to the Depositor up to $9,278,375, such aggregate amount equal to the sum of the amounts received from the Depositor pursuant to the first sentence of this Section 205(b) and from one of the Administrative Trustees pursuant to the last sentence of Section 204.

         Section 206.   Declaration of Trust.

         The exclusive purposes and functions of the Trust are (a) to issue and sell Trust Securities and use the proceeds from such sale to acquire the Debentures; and (b) to engage in those activities necessary, advisable or incidental thereto. The Depositor hereby appoints the Trustees as trustees of the Trust, to have all the rights, powers and duties to the extent set forth herein, and the Trustees hereby accept such appointment. The Property Trustee hereby declares that it shall hold the Trust Property in trust upon and subject to the conditions set forth herein for the benefit of the Securityholders. The Administrative Trustees shall have all rights, powers and duties set forth herein and in accordance with applicable law with respect to accomplishing the purposes of the Trust. The Delaware Trustee shall not be entitled to exercise any powers, nor shall the Delaware Trustee have any of the duties and responsibilities, of the Property Trustee or the Administrative Trustees set forth herein. The Delaware Trustee shall be one of the Trustees of the Trust for the sole and limited purpose of fulfilling the requirements of Section 3807 of the Delaware Statutory Trust Act.

         Section 207.     Authorization to Enter into Certain Transactions.

                  (a) The Trustees shall conduct the affairs of the Trust in accordance with the terms of this Trust Agreement. Subject to the limitations set forth in paragraph (b) of this Section 207 and Article VIII, and in accordance with the following provisions (i) and (ii), the Administrative Trustees shall have the authority to enter into all transactions and agreements determined by the Administrative Trustees to be appropriate in exercising the authority, express or implied, otherwise granted to the Administrative Trustees under this Trust Agreement, and to perform all acts in furtherance thereof, including without limitation, the following:

                  (i) As among the Trustees, each Administrative Trustee, acting singly or jointly, shall have the power and authority to act on behalf of the Trust with respect to the following matters:

                           (A) the issuance and sale of the Trust Securities and compliance with the Underwriting Agreement in connection therewith;

                           (B) to cause the Trust to enter into, and to execute, deliver and perform on behalf of the Trust, the Expense Agreement and such other agreements or documents as may be necessary or desirable in connection with the purposes and function of the Trust;

                           (C) assisting in the registration of the Preferred Securities under the Securities Act of 1933, as amended, and under state securities or blue sky laws, and the qualification of this Trust Agreement as a trust indenture under the Trust Indenture Act;

                           (D) assisting in the listing of the Preferred Securities on the New York Stock Exchange or in the listing of the Preferred Securities on such securities exchange or exchanges as shall be determined by the Depositor and the registration of the Preferred Securities under the Exchange Act, the compliance with the listing requirements of the New York Stock Exchange or the applicable securities exchanges and the preparation and filing of all periodic and other reports and other documents pursuant to the foregoing;

                           (E) the sending of notices (other than notices of default) and other information regarding the Trust Securities and the Debentures to the Securityholders in accordance with this Trust Agreement;

                           (F) the appointment of a Paying Agent, Authenticating Agent and Securities Registrar in accordance with this Trust Agreement;

                           (G) to the extent provided in this Trust Agreement, the winding up of the affairs of and liquidation of the Trust and the preparation, execution and filing of the certificate of cancellation with the Secretary of State of the State of Delaware;

                           (H) the taking of all action that may be necessary or appropriate for the preservation and the continuation of the Trust's valid existence, rights, franchises and privileges as a statutory business trust under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Preferred Securityholders or to enable the Trust to effect the purposes for which the Trust was created; and

                           (I) the taking of any action incidental to the foregoing as the Administrative Trustees may from time to time determine is necessary or advisable to give effect to the terms of this Trust Agreement for the benefit of the Securityholders (without consideration of the effect of any such action on any particular Securityholder).

                  (ii) As among the Trustees, the Property Trustee shall have the power, duty and authority to act on behalf of the Trust with respect to the following matters:

                           (A) the establishment of the Payment Account;

                           (B) the receipt of the Debentures;

                           (C) the collection of interest, principal and any other payments made in respect of the Debentures in the Payment Account;

                           (D) the distribution of amounts owed to the Securityholders in respect of the Trust Securities in accordance with the terms of this Trust Agreement;

                           (E) the exercise of all of the rights, powers and privileges of a holder of the Debentures;

                           (F) the sending of notices of default and other information regarding the Trust Securities and the Debentures to the Securityholders in accordance with this Trust Agreement;

                           (G) the distribution of the Trust Property in accordance with the terms of this Trust Agreement;

                           (H) to the extent provided in this Trust Agreement, the winding up of the affairs of and liquidation of the Trust;

                           (I) after an Event of Default, the taking of any action incidental to the foregoing as the Property Trustee may from time to time determine is necessary or advisable to give effect to the terms of this Trust Agreement and protect and conserve the Trust Property for the benefit of the Securityholders (without consideration of the effect of any such action on any particular Securityholder);

                           (J) registering transfers of the Trust Securities in accordance with this Trust Agreement; and

                           (K) except as otherwise provided in this Section 207(a)(ii), the Property Trustee shall have none of the duties, liabilities, powers or the authority of the Administrative Trustees set forth in Section 207(a)(i).

                  (b     So long as this Trust Agreement remains in effect,
the Trust (or the Trustees acting on behalf of the Trust) shall not undertake any business, activities or transaction except as expressly provided herein or contemplated hereby. In particular, the Trustees shall not (i) acquire any investments or engage in any activities not authorized by this Trust Agreement;
(ii) sell, assign, transfer, exchange, mortgage, pledge, set-off or otherwise dispose of any of the Trust Property or interests therein, including to Securityholders, except as expressly provided herein; (iii) take any action that would cause the Trust to fail or cease to qualify as a "grantor trust" for United States federal income tax purposes; (iv) incur any indebtedness for borrowed money or issue any other debt; or (v) take or consent to any action that would result in the placement of a Lien on any of the Trust Property. The Administrative Trustees shall defend all claims and demands of all Persons at any time claiming any Lien on any of the Trust Property adverse to the interest of the Trust or the Securityholders in their capacity as Securityholders.

                  (c) In connection with the issue and sale of the Preferred Securities, the Depositor shall have the right and responsibility to assist the Trust with respect to, or effect on behalf of the Trust, the following (and any actions taken by the Depositor in furtherance of the following prior to the date of this Trust Agreement are hereby ratified and confirmed in all respects):

                  (i) the preparation and filing by the Trust with the Commission and the execution on behalf of the Trust of a registration statement on the appropriate form in relation to the Preferred Securities, the Debentures and the Guarantee, including any amendments thereto;

                  (ii) the determination of the states in which to take appropriate action to qualify or, register for sale all or part of the Preferred Securities and to do any and all such acts, other than actions which must be taken by or on behalf of the Trust, and advise the Trustees of actions they must take on behalf of the Trust, and prepare for execution and filing any documents to be executed and filed by the Trust or on behalf of the Trust, as the Depositor deems necessary or advisable in order to comply with the applicable laws of any such states;

                  (iii) the preparation for filing by the Trust and execution on behalf of the Trust of an application to the New York Stock Exchange or a national stock exchange or other organization for inclusion, listing or quotation upon notice of issuance of any Preferred Securities and to file or cause an Administrative Trustee to file thereafter with such exchange or organization such notifications and documents as may be necessary from time to time;

                  (iv) the preparation for filing by the Trust with the Commission and the execution on behalf of the Trust of a registration statement on Form 8 A relating to the registration of the Preferred Securities under Section 12(b) or 12(g) of the Exchange Act, including any amendments thereto;

                  (v) the negotiation of the terms of, and the execution and delivery of, the Underwriting Agreement providing for the sale of the Preferred Securities; and

                  (vi) the taking of any other actions necessary or desirable to carry out any of the foregoing activities.

                  (d) Notwithstanding anything herein to the contrary, the Administrative Trustees are authorized and directed to conduct the affairs of the Trust and to operate the Trust so that the Trust shall not be deemed to be an "investment company" required to be registered under the Investment Company Act, shall be classified as a "grantor trust" and not as an association taxable as a corporation for United States federal income tax purposes and so that the Debentures shall be treated as indebtedness of the Depositor for United States federal income tax purposes. In this connection, subject to Section 1002, the Depositor and the Administrative Trustees are authorized to take any action, and the Administrative Trustees are authorized to direct the Property Trustee in writing to take any action not inconsistent with applicable law or this Trust Agreement, that each of the Depositor and the Trustees determines in their discretion to be necessary or desirable for such purposes. The Property Trustee shall take any action so directed by one or more of the Administrative Trustees.

         Section 208.   Assets of Trust.

         The assets of the Trust shall consist of the Trust Property.

         Section 209.   Title to Trust Property.

         Legal title to all Trust Property shall be vested at all times in the Property Trustee (in its capacity as such) and shall be held and administered by the Property Trustee for the benefit of the Securityholders in accordance with this Trust Agreement.

                                   ARTICLE III
                                 PAYMENT ACCOUNT

         Section 301.   Payment Account.

                  (a) On or prior to the Closing Date, the Property Trustee shall establish the Payment Account. The Property Trustee and any agent of the Property Trustee shall have exclusive control and sole right of withdrawal with respect to the Payment Account for the purpose of making deposits and withdrawals from the Payment Account in accordance with this Trust Agreement. All monies and other property deposited or held from time to time in the Payment Account shall be held by the Property Trustee in the Payment Account for the exclusive benefit of the Securityholders and for distribution as herein provided, including (and subject to) any priority of payments provided for herein.

                  (b) The Property Trustee shall deposit in the Payment Account, promptly upon receipt, all payments of principal of or interest on, and any other payments or proceeds with respect to, the Debentures. Amounts held in the Payment Account shall not be invested by the Property Trustee pending distribution thereof.

                                   ARTICLE IV
                            DISTRIBUTIONS; REDEMPTION

         Section 401.   Distributions.

                  (a) Distributions on the Trust Securities shall be cumulative, and shall accumulate whether or not there are funds of the Trust available for the payment of Distributions. Distributions shall accumulate from the date of issuance of the Trust Securities and, except during any Extension Period with respect to the Debentures, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2003. If any date on which a Distribution is otherwise payable on the Trust Securities is not a Business Day, then the payment of such Distribution shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date (each date on which Distributions are payable in accordance with this Section 401(a), a "Distribution Date").
                                        -----------------

                  (b) The Trust Securities represent undivided beneficial interests in the Trust Property. The Distributions on the Trust Securities shall be payable at a rate of ____% per annum of the Liquidation Amount of the Trust Securities. The amount of Distributions payable for any full period shall be computed on the basis of a 360 day year of twelve 30 day months. The amount of Distributions for any partial period shall be computed on the basis of the number of days elapsed in a 360 day year of twelve 30 day months. During any Extension Period with respect to the Debentures, Distributions on the Preferred Securities shall be deferred for a period equal to the Extension Period.

                  (c) Distributions on the Trust Securities shall be made by the Property Trustee solely from the Payment Account and shall be payable on each Distribution Date only to the extent that the Trust has funds then on hand and immediately available by 12:30 p.m. on each Distribution Date in the Payment Account for the payment of such Distributions.

                  (d) Distributions on the Trust Securities with respect to a Distribution Date shall be payable to the Holders thereof as they appear on the Securities Register for the Trust Securities on the relevant record date, which shall be the 15th day of March, June, September or December for Distributions payable on the last calendar day of the respective month; provided, however, that for any Trust Securities held in global form, Distributions shall be payable to the Holder thereof as of one Business Day immediately preceding the Distribution Date.

         Section 402.   Redemption.

                  (a) On each Debenture Redemption Date and on the maturity of the Debentures, the Trust shall be required to redeem a Like Amount of Trust Securities at the Redemption Price.

                  (b) Notice of redemption shall be given by the Property Trustee by first-class mail, postage prepaid, mailed not less than thirty (30) nor more than sixty (60) days prior to the Redemption Date to each Holder of Trust Securities to be redeemed, at such Holder's address appearing in the Securities Register. The Property Trustee shall have no responsibility for the accuracy of any CUSIP number contained in such notice. All notices of redemption shall state:

                  (i)     the Redemption Date;

                  (ii)    the Redemption Price;

                  (iii)   the CUSIP number;

                  (iv) if less than all the Outstanding Trust Securities are to be redeemed, the identification and the aggregate Liquidation Amount of the particular Trust Securities to be redeemed;

                  (v) that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Trust Security to be redeemed and that Distributions thereon shall cease to accumulate on and after said date, except as provided in Section 402(d); and

                  (vi) the place or places at which Trust Securities are to be surrendered for the payment of the Redemption Price.

                  (c) The Trust Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the proceeds from the contemporaneous redemption of the Debentures. Redemptions of the Trust Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Trust has immediately available funds then on hand and available in the Payment Account for the payment of such Redemption Price.

                  (d) If the Property Trustee gives a notice of redemption in respect of any Preferred Securities, then, by 12:00 noon, New York City time, on the Redemption Date, subject to Section 402(c), the Property Trustee, subject to Section 402(c), shall, with respect to Preferred Securities held in global form, deposit with the Clearing Agency for such Preferred Securities, to the extent available therefor, funds sufficient to pay the applicable Redemption Price and will give such Clearing Agency irrevocable instructions and authority to pay the Redemption Price to the Holders of the Preferred Securities. With respect to Trust Securities that are not held in global form, the Property Trustee, subject to Section 402(c), shall deposit with the Paying Agent funds sufficient to pay the applicable Redemption Price and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders thereof upon surrender of their Preferred Securities Certificates. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Trust Securities called for redemption shall be payable to the Holders of such Trust Securities as they appear on the Securities Register for the Trust Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, (i) all rights of Securityholders holding Trust Securities so called for redemption shall cease, except the right of such Securityholders to receive the Redemption Price, but without interest and (ii) such Securities shall cease to be Outstanding. In the event that any date on which any Redemption Price is payable is not a Business Day, then payment of the Redemption Price payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of any Trust Securities called for redemption is improperly withheld or refused and not paid either by the Trust or by the Depositor pursuant to the Guarantee, Distributions on such Trust Securities shall continue to accumulate, at the then applicable rate, from the Redemption Date originally established by the Trust for such Trust Securities to the date such Redemption Price is actually paid, in which case the actual payment date shall be the date fixed for redemption for purposes of calculating the Redemption Price.

                  (e) Payment of the Redemption Price on the Trust Securities shall be made to the record holders thereof as they appear on the Securities Register for the Trust Securities on the relevant record date, which shall be the date fifteen (15) days prior to the relevant Redemption Date; provided, however, that for any Trust Securities held in global form, Distributions shall be payable to the Holder thereof as of one Business Day immediately preceding the Distribution Date.

                  (f) Subject to Section 403(a), if less than all the Outstanding Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of Trust Securities to be redeemed shall be allocated on a pro rata basis (based on Liquidation Amounts) among the Common Securities and the Preferred Securities. The particular Preferred Securities to be redeemed shall be selected not more than sixty (60) days prior to the Redemption Date by the Property Trustee from the Outstanding Preferred Securities not previously called for redemption, by such method (including, without limitation, by lot) as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to such Liquidation Amount or an integral multiple of such Liquidation Amount in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than the Liquidation Amount; provided, however, that in the event the redemption relates only to Preferred Securities purchased and held by the Depositor being redeemed in exchange for a Like Amount of Debentures, the Property Trustee shall select those particular Preferred Securities for redemption. The Property Trustee shall promptly notify the Securities Registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed, it being understood that, in the case of Preferred Securities registered in the name of and held of record by the Clearing Agency or its nominee, the distribution of the proceeds of such redemption will be made in accordance with the procedures of the Clearing Agency or its nominee. For all purposes of this Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate, in the case of any Preferred Securities redeemed or to be redeemed only in part, to the portion of the Liquidation Amount of Preferred Securities which has been or is to be redeemed, it being understood that, in the case of Preferred Securities registered in the name of and held of record by the Clearing Agency or its nominee, the distribution of the proceeds of such redemption will be made in accordance with the procedures of the Clearing Agency or its nominee.

         Section 403.   Subordination of Common Securities.

                  (a) Payment of Distributions (including Additional Amounts, if applicable) on, and the Redemption Price of, the Trust Securities, as applicable, shall be made, subject to Section 402(f), pro rata among the Common Securities and the Preferred Securities based on the Liquidation Amount of the Trust Securities; provided, however, that if on any Distribution Date or Redemption Date any Event of Default resulting from a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution (including Additional Amounts, if applicable) on, or Redemption Price of, any Common Security, and no other payment on account of the redemption, liquidation or other acquisition of Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions (including Additional Amounts, if applicable) on all Outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all Outstanding

Preferred Securities then called for redemption, shall have been made or provided for, and all funds immediately available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions (including Additional Amounts, if applicable) on, or the Redemption Price of, Preferred Securities then due and payable.

                  (b) In the case of the occurrence of any Event of Default resulting from a Debenture Event of Default, the Common Securityholders shall be deemed to have waived any right to act with respect to any such Event of Default under this Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such Event of Default under this Trust Agreement with respect to the Preferred Securities shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the Preferred Securityholders and not the Common Securityholder, and only the Preferred Securityholders shall have the right to direct the Property Trustee to act on their behalf.

         Section 404.   Payment Procedures.

         Payments of Distributions (including Additional Amounts, if applicable) in respect of the Preferred Securities shall be made by check mailed to the address of the Person entitled thereto as such address shall appear on the Securities Register or, if the Preferred Securities are held by a Clearing Agency, such Distributions shall be made to the Clearing Agency in immediately available funds, which will credit the relevant accounts on the applicable Distribution Dates. Payments in respect of the Common Securities shall be made in such manner as shall be mutually agreed between the Property Trustee and the Common Securityholder.

         Section 405.   Tax Returns and Reports.

         The Administrative Trustees shall prepare (or cause to be prepared), at the Depositor's expense, and file all United States federal, state and local tax and information returns and reports required to be filed by or in respect of the Trust. In this regard, the Administrative Trustees shall (a) prepare and file (or cause to be prepared and filed) the appropriate Internal Revenue Service forms required to be filed in respect of the Trust in each taxable year of the Trust; and (b) prepare and furnish (or cause to be prepared and furnished) to each Securityholder the appropriate Internal Revenue Service forms required to be furnished to such Securityholder or the information required to be provided on such forms. The Administrative Trustees shall provide the Depositor with a copy of all such returns and reports promptly after such filing or furnishing. The Property Trustee shall comply with United States federal withholding and backup withholding tax laws and information reporting requirements with respect to any payments to Securityholders under the Trust Securities.

         Section 406.   Payment of Taxes, Duties, etc. of the Trust.

         Upon receipt under the Debentures of Additional Payments, the Property Trustee, at the direction of an Administrative Trustee or the Depositor, shall promptly pay any taxes, duties or governmental charges of whatsoever nature (other than withholding taxes) imposed on the Trust by the United States or any other taxing authority.

         Section 407 Payments Under Indenture. Any amount payable hereunder to any Preferred Securityholder shall be reduced by the amount of any corresponding payment such Holder has directly received under the Indenture pursuant to Section 513(b) or (c) hereof.

                                    ARTICLE V
                          TRUST SECURITIES CERTIFICATES

         Section 501.   Initial Ownership.

         Upon the creation of the Trust and the contribution by the Depositor pursuant to Section 203 and until the issuance of the Trust Securities, and at any time during which no Trust Securities are Outstanding, the Depositor shall be the sole beneficial owner of the Trust.

         Section 502.   The Trust Securities Certificates.

         The Preferred Securities Certificates shall be issued in minimum denominations of the Liquidation Amount and integral multiples of the Liquidation Amount in excess thereof, and the Common Securities Certificates shall be issued in denominations of the Liquidation Amount and multiples thereof (which may, in the case of the Common Securities, include fractional amounts). The Trust Securities Certificates shall be executed on behalf of the Trust by manual or facsimile signature of at least one Administrative Trustee. Trust Securities Certificates bearing the manual or facsimile signatures of individuals who were, at the time when such signatures shall have been affixed, authorized to sign on behalf of the Trust, shall be validly issued and entitled to the benefits of this Trust Agreement, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the delivery of such Trust Securities Certificates or did not hold such offices at the date of delivery of such Trust Securities Certificates. A transferee of a Trust Securities Certificate shall become a Securityholder, and shall be entitled to the rights and subject to the obligations of a Securityholder hereunder, upon due registration of such Trust Securities Certificate in such transferee's name pursuant to Sections 504, 511 and 513.

         Section 503. Execution, Authentication and Delivery of Trust Securities Certificates.

                  (a) On the Closing Date and, if applicable, the Option Closing Date, the Administrative Trustees shall cause Trust Securities Certificates, in an aggregate Liquidation Amount as provided in Sections 204 and 205, to be executed on behalf of the Trust by at least one of the Administrative Trustees and delivered to or upon the written order of the Depositor, signed by its Chief Executive Officer, President, any Vice President, the Treasurer or any Assistant Treasurer without further corporate action by the Depositor, in authorized denominations.

                  (b) A Preferred Securities Certificate shall not be valid until authenticated by the manual signature of an authorized signatory of the Property Trustee. The signature shall be conclusive evidence that the Preferred Securities Certificate has been authenticated under this Trust Agreement. Each Preferred Security Certificate shall be dated the date of its authentication.

         Upon the written order of the Trust signed by one of the Administrative Trustees, the Property Trustee shall authenticate and make available for delivery the Preferred Securities Certificates.

         The Property Trustee may appoint an Authenticating Agent acceptable to the Trust to authenticate the Preferred Securities. An Authenticating Agent may authenticate the Preferred Securities whenever the Property Trustee may do so. Each reference in this Trust Agreement to authentication by the Property Trustee includes authentication by such agent. An Authenticating Agent has the same rights as the Property Trustee to deal with the Company or the Trust.

         Section 503A.  Global Preferred Security.

                  (a) Any Global Preferred Security issued under this Trust Agreement shall be registered in the name of the nominee of the Clearing Agency and delivered to such custodian therefor, and such Global Preferred Security shall constitute a single Preferred Security for all purposes of this Trust Agreement.

                  (b) Notwithstanding any other provision in this Trust Agreement, no Global Preferred Security may be exchanged for Preferred Securities registered in the names of persons other than the Depositary or its nominee unless (i) the Depositary notifies the Property Trustee that it is unwilling or unable to continue as a depositary for such Global Preferred Securities and the Depositor is unable to locate a qualified successor depositary, (ii) the Depositor executes and delivers to the Property Trustee a written order stating that it elects to terminate the book-entry system through the Depositary or (iii) there shall have occurred and be continuing a Debenture Event of Default.

                  (c) If a Preferred Security is to be exchanged in whole or in part for a beneficial interest in a Global Preferred Security, then either
(i) such Global Preferred Security shall be so surrendered for exchange or cancellation as provided in this Article V or (ii) the Liquidation Amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or canceled, or equal to the Liquidation Amount of such other Preferred Securities to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate adjustment made on the records of the Securities Registrar, whereupon the Property Trustee, in accordance with the rules and procedures of the Depositary for such Global Preferred Security (the "Applicable Procedures"), shall instruct the Clearing Agency or its authorized representative to make a corresponding adjustment to its records. Upon any such surrender or adjustment of a Global Preferred Security by the Clearing Agency, accompanied by registration instructions, the Administrative Trustees shall execute and the Property Trustee shall, subject to Section 504(b) and as otherwise provided in this Article V, authenticate and deliver any Preferred Securities issuable in exchange for such Global Preferred Security (or any portion thereof) in accordance with the instructions of the Clearing Agency. The Property Trustee shall not be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be fully protected in relying on, such instructions.

                  (d) Every Preferred Security executed, authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Preferred Security or any portion thereof, whether pursuant to this
Article V or otherwise, shall be executed, authenticated and delivered in the form of, and shall be, a Global Preferred Security, unless such Global Preferred Security is registered in the name of a Person other than the Clearing Agency for such Global Preferred Security or a nominee thereof.

                  (e) The Clearing Agency or its nominee, as the registered owner of a Global Preferred Security, shall be considered the Holder of the Preferred Securities represented by such Global Preferred Security for all purposes under this Trust Agreement and the Preferred Securities, and owners of beneficial interests in such Global Preferred Security shall hold such interests pursuant to the Applicable Procedures and, except as otherwise provided herein, shall not be entitled to receive physical delivery of any such Preferred Securities in definitive form and shall not be considered the Holders thereof under this Trust Agreement. Accordingly, any such owner's beneficial interest in the Global Preferred Securities shall be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Clearing Agency or its nominee. Neither the Property Trustee, the Securities Registrar nor the Depositor shall have any liability in respect of any transfers effected by the Clearing Agency.

                  (f) The rights of owners of beneficial interests in a Global Preferred Security shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such owners and the Clearing Agency.

         Section 504. Registration of Transfer and Exchange of Preferred Securities Certificates.

                  (a) The Depositor shall keep or cause to be kept, at the office or agency maintained pursuant to Section 508, a register or registers for the purpose of registering Trust Securities Certificates and, subject to the provisions of Section 503A, transfers and exchanges of Preferred Securities Certificates (herein referred to as the "Securities Register") in which the
                                         -------------------
registrar designated by the Depositor (the "Securities Registrar"), subject to
                                            --------------------
such reasonable regulations as it may prescribe, shall provide for the registration of Preferred Securities Certificates and Common Securities Certificates (subject to Section 510 in the case of the Common Securities Certificates) and registration of transfers and exchanges of Preferred Securities Certificates as herein provided. The Property Trustee shall be the initial Securities Registrar.

                  (b) Subject to the provisions of Section 503A, upon surrender for registration of transfer of any Preferred Securities Certificate at the office or agency maintained pursuant to Section 508, the Administrative Trustees or any one of them shall execute and deliver, in the name of the designated transferee or transferees, one or more new Preferred Securities Certificates in authorized denominations of a like aggregate Liquidation Amount dated the date of execution by such Administrative Trustee or Trustees. The Securities Registrar shall not be required to register the transfer of any Preferred Securities that have been called for redemption. At the option of a Holder, Preferred Securities Certificates may be exchanged for other Preferred Securities Certificates in authorized denominations of the same class and of a like aggregate Liquidation Amount upon surrender of the Preferred Securities Certificates to be exchanged at the office or agency maintained pursuant to
Section 508.

                  (c) Every Preferred Securities Certificate presented or surrendered for registration of transfer or exchange, subject to the provisions of Section 503A, shall be accompanied by a written instrument of transfer in form satisfactory to the Property Trustee and the Securities Registrar duly executed by the Holder or his attorney duly authorized in writing. Each Preferred Securities Certificate surrendered for registration of transfer or exchange shall be canceled and subsequently disposed of by the Property Trustee in accordance with its customary practice. The Trust shall not be required to
(i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 calendar days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or
(ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

                  (d) No service charge shall be made for any registration of transfer or exchange of Preferred Securities Certificates, subject to the provisions of Section 503A, but the Securities Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Preferred Securities Certificates.

                  (e) Preferred Securities may only be transferred, in whole or in part, in accordance with the terms and conditions set forth in this Trust Agreement. Any transfer or purported transfer of any Preferred Security not made in accordance with this Trust Agreement shall be null and void. A Preferred Security that is not a Global Preferred Security may be transferred, in whole or in part, to a Person who takes delivery in the form of another Preferred Security that is not a Global Preferred Security as provided in
Section 504(a). A beneficial interest in a Global Preferred Security may be exchanged for a Preferred Security that is not a Global Preferred Security only as provided in Section 503A.

         Section 505. Mutilated, Destroyed, Lost or Stolen Trust Securities Certificates.

         If (a) any mutilated Trust Securities Certificate shall be surrendered to the Securities Registrar, or if the Securities Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of any Trust Securities Certificate, and (b) there shall be delivered to the Securities Registrar, the Property Trustee and the Administrative Trustees such security or indemnity as may be required by them to save each of them harmless, then in the absence of notice that such Trust Securities Certificate shall have been acquired by a bona fide purchaser, the Administrative Trustees, or any one of them, on behalf of the Trust shall execute and make available for delivery, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Trust Securities Certificate, a new Trust Securities Certificate of like class, tenor and denomination. In connection with the issuance of any new Trust Securities Certificate under this Section 505, the Administrative Trustees or the Securities Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Trust Securities Certificate issued pursuant to this Section 505 shall constitute conclusive evidence of an undivided beneficial interest in the assets of the Trust, as if originally issued, whether or not the lost, stolen or destroyed Trust Securities Certificate shall be found at any time.

         Section 506.   Persons Deemed Securityholders.

         The Trustees, the Paying Agent and the Securities Registrar shall treat the Person in whose name any Trust Securities Certificate shall be registered in the Securities Register as the owner of such Trust Securities Certificate for the purpose of receiving Distributions and for all other purposes whatsoever, and neither the Trustees nor the Securities Registrar shall be bound by any notice to the contrary.

         Section 507.   Access to List of Securityholders' Names and Addresses.

         At any time when the Property Trustee is not also acting as the Securities Registrar, the Administrative Trustees or the Depositor shall furnish or cause to be furnished to the Property Trustee (a) within five Business Days after March 15, June 15, September 15 and December 15 in each year, a list, in such form as the Property Trustee may reasonably require, of the names and addresses of the Securityholders as of the most recent record date; and (b) promptly after receipt by any Administrative Trustee or the Depositor of a request therefor from the Property Trustee in order to enable the Property Trustee to discharge its obligations under this Trust Agreement, in each case to the extent such information is in the possession or control of the Administrative Trustees or the Depositor and is not identical to a previously supplied list or has not otherwise been received by the Property Trustee in its capacity as Securities Registrar. The rights of Securityholders to communicate with other Securityholders with respect to their rights under this Trust Agreement or under the Trust Securities and the corresponding rights of the Trustee shall be as provided in the Trust Indenture Act. Each Holder, by receiving and holding a Trust Securities Certificate, and each owner shall be deemed to have agreed not to hold the Depositor, the Property Trustee or the Administrative Trustees accountable by reason of the disclosure of its name and address, regardless of the source from which such information was derived.

         Section 508.   Maintenance of Office or Agency.

         The Administrative Trustees shall maintain or cause to be maintained in The City of New York or other location designated by the Administrative Trustees, an office or offices or agency or agencies where Preferred Securities Certificates may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Trustees in respect of the Trust Securities Certificates may be served. The Administrative Trustees initially designate the Corporate Trust Office of the Property Trustee, 38 Fountain Square Plaza, MD 10AT60, Cincinnati, Ohio 45202, as the principal corporate trust office for such purposes. The Administrative Trustees shall give prompt written notice to the Depositor and to the Securityholders of any change in the location of the Securities Register or any such office or agency.

         Section 509.   Appointment of Paying Agent.

         The Property Trustee shall be the initial Paying Agent, and any co-paying agent chosen by the Property Trustee must be acceptable to the Administrative Trustees and the Depositor. The Paying Agent shall make Distributions to Securityholders from the Payment Account and shall report the amounts of such Distributions to the Property Trustee and the Administrative Trustees. Any Paying Agent shall have the revocable power to withdraw funds from the Payment Account for the purpose of making the Distributions referred to above. The Administrative Trustees may revoke such power and remove the Paying Agent if such Trustees determine in their sole discretion that the Paying Agent shall have failed to perform its obligations under this Trust Agreement in any material respect. The Paying Agent shall initially be the Property Trustee, and any co paying agent chosen by the Property Trustee must be acceptable to the Administrative Trustees and the Depositor. Any Person acting as Paying Agent shall be permitted to resign as Paying Agent upon thirty (30) days' written notice to the Administrative Trustees, the Property Trustee and the Depositor. In the event that the Property Trustee shall no longer be the Paying Agent or a successor Paying Agent shall resign or its authority to act be revoked, the

Administrative Trustees shall appoint a successor (which shall be a bank or trust company) that is acceptable to the Property Trustee and the Depositor to act as Paying Agent. The Administrative Trustees shall cause such successor Paying Agent or any additional Paying Agent appointed by the Administrative Trustees to execute and deliver to the Trustees an instrument in which such successor Paying Agent or additional Paying Agent shall agree with the Trustees that as Paying Agent, such successor Paying Agent or additional Paying Agent shall hold all sums, if any, held by it for payment to the Securityholders in trust for the benefit of the Securityholders entitled thereto until such sums shall be paid to such Securityholders. The Paying Agent shall return all unclaimed funds to the Property Trustee and, upon removal of a Paying Agent, such Paying Agent shall also return all funds in its possession to the Property Trustee. The provisions of Sections 801, 803 and 806 shall apply to the Property Trustee also in its role as Paying Agent, for so long as the Property Trustee shall act as Paying Agent and, to the extent applicable, to any other Paying Agent appointed hereunder. Any reference in this Agreement to the Paying Agent shall include any co paying agent unless the context requires otherwise.

         Section 510.   Ownership of Common Securities by Depositor.

         On the Closing Date, the Depositor shall acquire and retain beneficial and record ownership of the Common Securities. To the fullest extent permitted by law, any attempted transfer of the Common Securities (other than a transfer in connection with a merger or consolidation of the Depositor into another corporation pursuant to Section 12.1 of the Indenture) shall be void. The Administrative Trustees shall cause each Common Securities Certificate issued to the Depositor to contain a legend stating "THIS CERTIFICATE IS NOT TRANSFERABLE EXCEPT IN COMPLIANCE WITH SECTION 510 OF THE TRUST AGREEMENT."

         Section 511.   Preferred Securities Certificates.

                  (a) Upon their original issuance, Preferred Securities Certificates shall be issued in the form of one or more fully registered Global Preferred Securities Certificates which will be deposited with or on behalf of the Clearing Agency and registered in the name of the Clearing Agency's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by the Clearing Agency to a nominee of the Clearing Agency or by a nominee of the Clearing Agency to the Clearing Agency or another nominee of the Clearing Agency or by the Clearing Agency or any such nominee to a successor of such Clearing Agency or a nominee of such successor.

                  (b) A single Common Securities Certificate representing the Common Securities shall be issued to the Depositor in the form of a definitive Common Securities Certificate.

         Section 512.   Notices to Clearing Agencies.

         To the extent that a notice or other communication to the Holders is required under this Trust Agreement, for so long as Preferred Securities are represented by a Global Preferred Securities Certificate, the Trustees shall give all such notices and communications specified herein to be given to the Clearing Agency, and shall have no obligation to provide notice to the owners of the beneficial interest in the Global Preferred Securities.

         Section 513.   Rights of Securityholders.

                  (a) The legal title to the Trust Property is vested exclusively in the Property Trustee (in its capacity as such) in accordance with
Section 209, and the Securityholders shall not have any right or title therein other than the undivided beneficial interest in the assets of the Trust conferred by their Trust Securities, and they shall have no right to call for any partition or division of property, profits or rights of the Trust except as described below. The Trust Securities shall be personal property giving only the rights specifically set forth therein and in this Trust Agreement. The Trust Securities shall have no preemptive or similar rights. When issued and delivered to Preferred Securityholders against payment of the purchase price therefor, the Preferred Securities shall be fully paid and nonassessable interests in the Trust. The Preferred Securityholders, in their capacities as such, shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware.

                  (b) For so long as any Preferred Securities remain Outstanding, if, upon a Debenture Event of Default, the Debenture Trustee fails or the holders of not less than twenty-five percent (25%) in principal amount of the outstanding Debentures fail to declare the principal of all of the Debentures to be immediately due and payable, the Holders of at least twenty-five (25%) in Liquidation Amount of the Preferred Securities then Outstanding shall have such right by a notice in writing to the Depositor and the Debenture Trustee; and upon any such declaration such principal amount of and the accrued interest on all of the Debentures shall become immediately due and payable, provided that the payment of principal and interest on such Debentures shall remain subordinated to the extent provided in the Indenture.

                  (c) For so long as any Preferred Securities remain Outstanding, upon a Debenture Event of Default arising from the failure to pay interest or principal on the Debentures, the Holders of any Preferred Securities then Outstanding shall, to the fullest extent permitted by law, have the right to directly institute proceedings for enforcement of payment to such Holders of principal of or interest on the Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of such Holders.

                                   ARTICLE VI
                    ACTS OF SECURITYHOLDERS; MEETINGS; VOTING

         Section 601.   Limitations on Voting Rights.

                  (a) Except as provided in this Section 601, in Sections 513, 810 and 1002 and in the Indenture and as otherwise required by law, no Preferred Securityholder shall have any right to vote or in any manner otherwise control the administration, operation and management of the Trust or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Trust Securities Certificates, be construed so as to constitute the Securityholders from time to time as partners or members of an association.

                  (b) So long as any Debentures are held by the Property Trustee, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Debenture Trustee with respect to such Debentures; (ii) waive any past default which is waivable under Article VII of the Indenture; (iii) exercise any right to rescind or annul a declaration that the principal of all the Debentures shall be due and payable; or (iv) consent to any amendment, modification or termination of the Indenture or the Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the Holders of at least a majority in Liquidation Amount of all Outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of outstanding Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior written consent of each Preferred Securityholder. The Trustees shall not revoke any action previously authorized or approved by a vote of the Preferred Securityholders, except by a subsequent vote of the Preferred Securityholders. The Property Trustee shall notify each Preferred Securityholder of any notice of default received from the Debenture Trustee with respect to the Debentures. In addition to obtaining the foregoing approvals of the Preferred Securityholders, prior to taking any of the foregoing actions, the Trustees shall, at the expense of the Depositor, obtain an Opinion of Counsel experienced in such matters to the effect that the Trust shall continue to be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes on account of such action.

                  (c) If any proposed amendment to the Trust Agreement provides for, or the Trustees otherwise propose to effect, (i) any action that would adversely affect in any material respect the powers, preferences or special rights of the Preferred Securities, whether by way of amendment to the Trust Agreement or otherwise; or (ii) the dissolution, winding up or termination of the Trust, other than pursuant to the terms of this Trust Agreement, then the Holders of Outstanding Preferred Securities as a class shall be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of the Holders of, with respect to matters described in (i) above, at least 66 2/3% in Liquidation Amount of the Outstanding Preferred Securities and with respect to matters described in (ii) above, at least a majority in Liquidation Amount of the Outstanding Preferred Securities. No amendment to this Trust Agreement may be made if, as a result of such amendment, the Trust would cease to be classified as a grantor trust or would be classified as an association taxable as a corporation for United States federal income tax purposes.

         Section 602.   Notice of Meetings.

         Notice of all meetings of the Preferred Securityholders, stating the time, place and purpose of the meeting, shall be given by the Property Trustee pursuant to Section 1008 to each Preferred Securityholder of record, at his or her registered address, at least fifteen (15) days and not more than ninety (90) days before the meeting. At any such meeting, any business properly before the meeting may be so considered whether or not stated in the notice of the meeting. Any adjourned meeting may be held as adjourned without further notice.

         Section 603.   Meetings of Preferred Securityholders.

                  (a) No annual meeting of Securityholders is required to be held. The Administrative Trustees, however, shall call a meeting of Securityholders to vote on any matter in respect of which Preferred Securityholders are entitled to vote upon the written request of the Preferred Securityholders of twenty-five percent (25%) of the Outstanding Preferred Securities (based upon their aggregate Liquidation Amount) and the Administrative Trustees or the Property Trustee may, at any time in their discretion, call a meeting of Preferred Securityholders to vote on any matters as to which the Preferred Securityholders are entitled to vote.

                  (b) Preferred Securityholders of record of fifty percent (50%) of the Outstanding Preferred Securities (based upon their aggregate Liquidation Amount), present in person or by proxy, shall constitute a quorum at any meeting of Securityholders.

                  (c) If a quorum is present at a meeting, an affirmative vote by the Preferred Securityholders of record present, in person or by proxy, holding more than a majority of the Preferred Securities (based upon their aggregate Liquidation Amount) held by the Preferred Securityholders of record present, either in person or by proxy, at such meeting shall constitute the action of the Securityholders, unless this Trust Agreement requires a greater number of affirmative votes.

         Section 604.   Voting Rights.

         Securityholders shall be entitled to one vote for each dollar value of Liquidation Amount represented by their Trust Securities (with any fractional multiple thereof rounded up or down as the case may be to the closest integral multiple) in respect of any matter as to which such Securityholders are entitled to vote (and such dollar value shall be $25 per Preferred Security until such time, if any, as the Liquidation Amount is changed as provided herein).

         Section 605.   Proxies, etc.

         At any meeting of Securityholders, any Securityholder entitled to vote thereat may vote by proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Administrative Trustees, or with such other officer or agent of the Trust as the Administrative Trustees may direct, for verification prior to the time at which such vote shall be taken. Only Holders shall be entitled to vote. When Trust Securities are held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Securities, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Trust Securities. A proxy purporting to be executed by or on behalf of a Securityholder shall be deemed valid unless challenged at or prior to its exercise, and, the burden of proving invalidity shall rest on the challenger. No proxy shall be valid more than three years after its date of execution.

         Section 606.   Securityholder Action by Written Consent.

         Any action which may be taken by Securityholders at a meeting may be taken without a meeting if Securityholders holding more than a majority of all Outstanding Trust Securities (based upon their aggregate Liquidation Amount) entitled to vote in respect of such action (or such larger proportion thereof as shall be required by any express provision of this Trust Agreement) shall consent to the action in writing (based upon their aggregate Liquidation Amount).

         Section 607.   Record Date for Voting and Other Purposes.

         For the purposes of determining the Securityholders who are entitled to notice of and to vote at any meeting or by written consent, or to participate in any Distribution on the Trust Securities in respect of which a record date is not otherwise provided for in this Trust Agreement, or for the purpose of any other action, the Administrative Trustees or the Property Trustee may from time to time fix a date, not more than 90 days prior to the date of any meeting of Securityholders or the payment of Distribution or other action, as the case may be, as a record date for the determination of the identity of the Securityholders of record for such purposes.

         Section 608.   Acts of Securityholders.

                  (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Trust Agreement to be given, made or taken by Securityholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Securityholders in person or by an agent duly appointed in writing; and, except as otherwise expressly provided herein, such action shall become effective when such instrument or instruments are delivered to an Administrative Trustee. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Securityholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Trust Agreement and (subject to Section 801) conclusive in favor of the Trustees, if made in the manner provided in this
Section 608.

                  (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which any Trustee receiving the same deems sufficient.

                  (c) The ownership of Preferred Securities shall be proved by the Securities Register.

                  (d) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Securityholder of any Trust Security shall bind every future Securityholder of the same Trust Security and the Securityholder of every Trust Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Trust in reliance thereon, whether or not notation of such action is made upon such Trust Security.

                  (e) Without limiting the foregoing, a Securityholder entitled hereunder to take any action hereunder with regard to any particular Trust Security may do so with regard to all or any part of the Liquidation Amount of such Trust Security or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such Liquidation Amount.

                  (f) A Securityholder may institute a legal proceeding directly against the Depositor under the Guarantee to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee (as defined in the Guarantee), the Trust or any Person.

         Section 609.   Inspection of Records.

         Upon reasonable notice to the Administrative Trustees and the Property Trustee, the records of the Trust shall be open to inspection at the principal executive office of the Trust (as indicated in Section 202) by Holders of the Trust Securities during normal business hours for any purpose reasonably related to such Securityholder's interest as a Securityholder.

                                   ARTICLE VII
                         REPRESENTATIONS AND WARRANTIES

         Section 701. Representations and Warranties of the Bank and the Property Trustee.

         The Bank and the Property Trustee, each severally on behalf of and as to itself, as of the date hereof, and each successor Property Trustee at the time of the successor Property Trustee's acceptance of its appointment as Property Trustee hereunder (the term "Bank" being used to refer to such successor Property Trustee in its separate corporate capacity) hereby represents and warrants (as applicable) for the benefit of the Depositor and the Securityholders that:

                  (a) the Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America;

                  (b) the Bank has full corporate power, authority and legal right to execute, deliver and perform its obligations under this Trust Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Trust Agreement;

                  (c) this Trust Agreement has been duly authorized, executed and delivered by the Property Trustee and constitutes the valid and legally binding agreement of the Property Trustee enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  (d) the execution, delivery and performance by the Property Trustee of this Trust Agreement has been duly authorized by all necessary corporate or other action on the part of the Property Trustee and does not require any approval of stockholders of the Bank, and such execution, delivery and performance shall not (i) violate the Bank's charter or by laws;
(ii) violate any provision of, or constitute, with or without notice or lapse of time, a default under, or result in the creation or imposition of, any Lien on any properties included in the Trust Property pursuant to the provisions of, any indenture, mortgage, credit agreement, license or other agreement or instrument to which the Property Trustee or the Bank is a party or by which it is bound; or
(iii) violate any law, governmental rule or regulation of the United States or the State of Ohio, as the case may be, governing the banking or trust powers of the Bank or the Property Trustee (as appropriate in context) or any order, judgment or decree applicable to the Property Trustee or the Bank;

                  (e) neither the authorization, execution or delivery by the Property Trustee of this Trust Agreement nor the consummation of any of the transactions by the Property Trustee contemplated herein or therein requires the consent or approval of, the giving of notice to, the registration with or the taking of any other action with respect to any governmental authority or agency under any existing federal law governing the banking or trust powers of the Bank or the Property Trustee, as the case may be, under the laws of the United States or the State of Ohio;

                  (f) there are no proceedings pending or, to the best of the Property Trustee's knowledge, threatened against or affecting the Bank or the Property Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would materially and adversely affect the Trust or would question the right, power and authority of the Property Trustee to enter into or perform its obligations as one of the Trustees under this Trust Agreement; and

                  (g) the Property Trustee is a Person eligible pursuant to the Trust Indenture Act to act as such and has (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000.

         Section 702. Representations and Warranties of the Delaware Bank and the Delaware Trustee.

         The Delaware Bank and the Delaware Trustee, each severally on behalf of and as to itself, as of the date hereof, and each successor Delaware Trustee at the time of the successor Delaware Trustee's acceptance of appointment as Delaware Trustee hereunder (the term "Delaware Bank" being used to refer to such successor Delaware Trustee in its separate corporate capacity), hereby represents and warrants (as applicable) for the benefit of the Depositor and the Securityholders that:

                  (a) the Delaware Bank is a Delaware banking corporation duly organized, validly existing and in good standing under the laws of the State of Delaware;

                  (b) the Delaware Bank has full corporate power, authority and legal right to execute, deliver and perform its obligations under this Trust Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Trust Agreement;

                  (c) this Trust Agreement has been duly authorized, executed and delivered by the Delaware Trustee and constitutes the valid and legally binding agreement of the Delaware Trustee enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors, rights and to general equity principles;

                  (d) the execution, delivery and performance by the Delaware Trustee of this Trust Agreement has been duly authorized by all necessary corporate or other action on the part of the Delaware Trustee and does not require any approval of stockholders of the Delaware Bank, and such execution, delivery and performance shall not (i) violate the Delaware Bank's charter or by laws; (ii) violate any provision of, or constitute, with or without notice or lapse of time, a default under, or result in the creation or imposition of, any Lien on any properties included in the Trust Property pursuant to the provisions of, any indenture, mortgage, credit agreement, license or other agreement or instrument to which the Delaware Bank or the Delaware Trustee is a party or by which it is bound; or (iii) violate any law, governmental rule or regulation of the United States or the State of Delaware, as the case may be, governing the banking or trust powers of the Delaware Bank or the Delaware Trustee (as appropriate in context) or any order, judgment or decree applicable to the Delaware Bank or the Delaware Trustee;

                  (e) neither the authorization, execution or delivery by the Delaware Trustee of this Trust Agreement nor the consummation of any of the transactions by the Delaware Trustee contemplated herein or therein requires the consent or approval of, the giving of notice to, the registration with or the taking of any other action with respect to any governmental authority or agency under any existing federal law governing the banking or trust powers of the Delaware Bank or the Delaware Trustee, as the case may be, under the laws of the United States or the State of Delaware; and

                  (f) there are no proceedings pending or, to the best of the Delaware Trustee's knowledge, threatened against or affecting the Delaware Bank or the Delaware Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would materially and adversely affect the Trust or would question the right, power and authority of the Delaware Trustee to enter into or perform its obligations as one of the Trustees under this Trust Agreement.

         Section 703.   Representations and Warranties of the Depositor.

         The Depositor hereby represents and warrants for the benefit of the Securityholders that:

                  (a) the Trust Securities Certificates issued on the Closing Date or the Option Closing Date, if applicable, on behalf of the Trust have been duly authorized and shall have been duly and validly executed, issued and delivered by the Administrative Trustees pursuant to the terms and provisions of, and in accordance with the requirements of, this Trust Agreement, and the Securityholders shall be, as of such date, entitled to the benefits of this Trust Agreement; and

                  (b) there are no taxes, fees or other governmental charges payable by the Trust (or the Trustees on behalf of the Trust) under the laws of the State of Delaware or any political subdivision thereof in connection with the execution, delivery and performance by the Bank, the Property Trustee or the Delaware Trustee, as the case may be, of this Trust Agreement.

                                  ARTICLE VIII
                                    TRUSTEES

         Section 801.   Certain Duties and Responsibilities.

                  (a) The duties and responsibilities of the Trustees shall be as provided by this Trust Agreement and, in the case of the Property Trustee, by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Trust Agreement shall require the Trustees to expend or risk their own funds or otherwise incur any financial liability in the performance of any of their duties hereunder, or in the exercise of any of their rights or powers, if they shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. No Administrative Trustee nor the Delaware Trustee shall be liable for its act or omissions hereunder except as a result of its own gross negligence or willful misconduct. The Property Trustee's liability shall be determined under the Trust Indenture Act. Whether or not therein expressly so provided, every provision of this Trust Agreement relating to the conduct or affecting the liability of or affording protection to the Trustees shall be subject to the provisions of this Section 801. To the extent that, at law or in equity, the Delaware Trustee or an Administrative Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or to the Securityholders, the Delaware Trustee or such Administrative Trustee shall not be liable to the Trust or to any Securityholder for such Trustee's good faith reliance on the provisions of this Trust Agreement. The provisions of this Trust Agreement, to the extent that they restrict the duties and liabilities of the Delaware Trustee or the Administrative Trustees otherwise existing at law or in equity, are agreed by the Depositor and the Securityholders to replace such other duties and liabilities of the Delaware Trustee or the Administrative Trustees, as the case may be.

                  (b) All payments made by the Property Trustee or a Paying Agent in respect of the Trust Securities shall be made only from the revenue and proceeds from the Trust Property and only to the extent that there shall be sufficient revenue or proceeds from the Trust Property to enable the Property Trustee or a Paying Agent to make payments in accordance with the terms hereof. With respect to the relationship of each Securityholder and the Trustees, each Securityholder, by its acceptance of a Trust Security, agrees that it shall look solely to the revenue and proceeds from the Trust Property to the extent legally available for distribution to it as herein provided and that the Trustees are not personally liable to it for any amount distributable in respect of any Trust Security or for any other liability in respect of any Trust Security. This
Section 801(b) does not limit the liability of the Trustees expressly set forth elsewhere in this Trust Agreement or, in the case of the Property Trustee, in the Trust Indenture Act.

                  (c) No provision of this Trust Agreement shall be construed to relieve the Property Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                  (i) the Property Trustee shall not be liable for any error of judgment made in good faith by an authorized officer of the Property Trustee, unless it shall be proved that the Property Trustee was negligent in ascertaining the pertinent facts;

                  (ii) the Property Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority in Liquidation Amount of the Trust Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or exercising any trust or power conferred upon the Property Trustee under this Trust Agreement;

                  (iii) the Property Trustee's sole duty with respect to the custody, safe keeping and physical preservation of the Debentures and the Payment Account shall be to deal with such property in a similar manner as the Property Trustee deals with similar property for its own account, subject to the protections and limitations on liability afforded to the Property Trustee under this Trust Agreement and the Trust Indenture Act;

                  (iv) the Property Trustee shall not be liable for any interest on any money received by it except as it may otherwise agree with the Depositor and money held by the Property Trustee need not be segregated from other funds held by it except in relation to the Payment Account maintained by the Property Trustee pursuant to Section 301 and except to the extent otherwise required by law; and

                  (v) the Property Trustee shall not be responsible for monitoring the compliance by the Administrative Trustees or the Depositor with their respective duties under this Trust Agreement, nor shall the Property Trustee be liable for the negligence, default or misconduct of the Administrative Trustees or the Depositor.

         Section 802.   Certain Notices.

                  (a) Within five (5) Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit, in the manner and to the extent provided in Section 1008, notice of such Event of Default to the Securityholders, the Administrative Trustees and the Depositor, unless such Event of Default shall have been cured or waived. For purposes of this Section 802 the term "Event of Default" means
                                                      ----------------
any event that is, or after notice or lapse of time or both would become, an Event of Default.

                  (b) The Administrative Trustees shall transmit to the Securityholders, in the manner and to the extent provided in Section 1008, notice of the Depositor's election to begin or further extend an Extension Period on the Debentures (unless such election shall have been revoked) and of any election by the Depositor to accelerate the Maturity Date of the Debentures within the time specified for transmitting such notice to the holders of the Debentures pursuant to the Indenture as originally executed.

         Section 803.   Certain Rights of Property Trustee.

         Subject to the provisions of Section 801:

                  (a) the Property Trustee may rely and shall be protected in acting or refraining from acting in good faith upon any resolution, Opinion of Counsel, certificate, written representation of a Holder or transferee, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

                  (b) if (i) in performing its duties under this Trust Agreement the Property Trustee is required to decide between alternative courses of action; or (ii) in construing any of the provisions of this Trust Agreement the Property Trustee finds the same ambiguous or inconsistent with other provisions contained herein; or (iii) the Property Trustee is unsure of the application of any provision of this Trust Agreement, then, except as to any matter as to which the Preferred Securityholders are entitled to vote under the terms of this Trust Agreement, the Property Trustee shall deliver a notice to the Depositor requesting written instructions of the Depositor as to the course of action to be taken, and the Property Trustee shall take such action, or refrain from taking such action, as the Property Trustee shall be instructed in writing to take, or to refrain from taking, by the Depositor; provided, however, that if the Property Trustee does not receive such instructions of the Depositor within ten (10) Business Days after it has delivered such notice, or such reasonably shorter period of time set forth in such notice (which to the extent practicable shall not be less than two (2) Business Days), it may, but shall be under no duty to, take or refrain from taking such action not inconsistent with this Trust Agreement as it shall deem advisable and in the best interests of the Securityholders, in which event the Property Trustee shall have no liability except for its own bad faith, negligence or willful misconduct;

                  (c) any direction or act of the Depositor or the Administrative Trustees contemplated by this Trust Agreement shall be sufficiently evidenced by an Officers' Certificate;

                  (d) whenever in the administration of this Trust Agreement, the Property Trustee shall deem it desirable that a matter be established before undertaking, suffering or omitting any action hereunder, the Property Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate which, upon receipt of such request, shall be promptly delivered by the Depositor or the Administrative Trustees;

                  (e) the Property Trustee shall have no duty to see to any recording, filing or registration of any instrument (including any financing or continuation statement or, except as provided in Section 405, any filing under tax or securities laws) or any rerecording, refiling or reregistration thereof;

                  (f) the Property Trustee may consult with counsel of its choice (which counsel may be counsel to the Depositor or any of its Affiliates), and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon and, in accordance with such advice, such counsel may be counsel to the Depositor or any of its Affiliates, and may include any of its employees; the Property Trustee shall have the right at any time to seek instructions concerning the administration of this Trust Agreement from any court of competent jurisdiction;

                  (g) the Property Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Trust Agreement at the request or direction of any of the Securityholders pursuant to this Trust Agreement, unless such Securityholders shall have offered to the Property Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction; nothing contained herein shall, however, relieve the Property Trustee of the obligation, upon the occurrence of any Event of Default (that has not been waived) to exercise such of the rights and powers vested in it by the Trust Agreement, and to use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

                  (h) the Property Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other evidence of indebtedness or other paper or document, unless requested in writing to do so by the Holders of not less than a majority in Liquidation Amount of the Outstanding Preferred Securities, but the Property Trustee may make such further inquiry or investigation into such facts or matters as it may see fit;

                  (i) the Property Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through its agents or attorneys, provided that the Property Trustee shall be responsible for its own negligence or recklessness with respect to selection of any agent or attorney appointed by it hereunder;

                  (j)     whenever in the administration of this Trust
Agreement the Property Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Property Trustee (i) may request instructions from the Holders of the Trust Securities which instructions may only be given by the Holders of the same proportion in Liquidation Amount of the Trust Securities as would be entitled to direct the Property Trustee under the terms of the Trust Securities in respect of such remedy, right or action; (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received; and (iii) shall be protected in acting in accordance with such instructions; and

                  (k) except as otherwise expressly provided by this Trust Agreement, the Property Trustee shall not be under any obligation to take any action that is discretionary under the provisions of this Trust Agreement. No provision of this Trust Agreement shall be deemed to impose any duty or obligation on the Property Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal, or in which the Property Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts, or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Property Trustee shall be construed to be a duty.

         Section 804.   Not Responsible for Recitals or Issuance of Securities.

         The Recitals contained herein and in the Trust Securities Certificates shall be taken as the statements of the Trust, and the Trustees do not assume any responsibility for their correctness. The Trustees shall not be accountable for the use or application by the Depositor of the proceeds of the Debentures.

         Section 805.   May Hold Securities.

         Any Trustee or any other agent of any Trustee or the Trust, in its individual or any other capacity, may become the owner or pledgee of Trust Securities and, subject to Sections 808 and 813 and except as provided in the definition of the term "Outstanding" in Article I, may otherwise deal with the Trust with the same rights it would have if it were not a Trustee or such other agent.

         Section 806.   Compensation; Indemnity; Fees.

         The Depositor agrees:

                  (a) to pay to the Trustees from time to time reasonable compensation for all services rendered by them hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

                  (b) except as otherwise expressly provided herein, to reimburse the Trustees upon request for all reasonable expenses, disbursements and advances incurred or made by the Trustees in accordance with any provision of this Trust Agreement (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to such Trustee's negligence, bad faith or willful misconduct (or, in the case of the Administrative Trustees or the Delaware Trustee, any such expense, disbursement or advance as may be attributable to its, his or her gross negligence, bad faith or willful misconduct); and

                  (c) to indemnify each of the Trustees or any predecessor Trustee for, and to hold the Trustees harmless against, any loss, damage, claims, liability, penalty or expense of any kind or nature whatsoever, arising out of or in connection with the acceptance or administration of this Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, except any such expense, disbursement or advance as may be attributable to such Trustee's negligence, bad faith or willful misconduct (or, in the case of the Administrative Trustees or the Delaware Trustee, any such expense, disbursement or advance as may be attributable to its, his or her gross negligence, bad faith or willful misconduct).

         No Trustee may claim any Lien or charge on Trust Property as a result of any amount due pursuant to this Section 806.

         Section 807. Corporate Property Trustee Required; Eligibility of Trustees.

                  (a) There shall at all times be a Property Trustee hereunder with respect to the Trust Securities. The Property Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section 807, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Property Trustee with respect to the Trust Securities shall cease to be eligible in accordance with the provisions of this
Section 807, it shall resign immediately in the manner and with the effect hereinafter specified in this Article VIII.

                  (b)     There shall at all times be one or more
Administrative Trustees hereunder with respect to the Trust Securities. Each Administrative Trustee shall be either a natural person who is at least 21 years of age or a legal entity that shall act through one or more persons authorized to bind that entity.

                  (c) There shall at all times be a Delaware Trustee with respect to the Trust Securities. The Delaware Trustee shall either be (i) a natural person who is at least 21 years of age and a resident of the State of Delaware; or (ii) a legal entity with its principal place of business in the State of Delaware and that otherwise meets the requirements of applicable Delaware law that shall act through one or more persons authorized to bind such entity.

         Section 808.   Conflicting Interests.

         If the Property Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Property Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Trust Agreement.

         Section 809.   Co-Trustees and Separate Trustee.

                  (a) Unless a Debenture Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the Depositor shall have power to appoint, and upon the written request of the Property Trustee, the Depositor shall for such purpose join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more Persons approved by the Property Trustee either to act as co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to the extent required by law to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 809. If the Depositor does not join in such appointment within 15 days after the receipt by it of a request so to do, or in case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment. Any co-trustee or separate trustee appointed pursuant to this
Section 809 shall either be (i) a natural person who is at least 21 years of age and a resident of the United States; or (ii) a legal entity with its principal place of business in the United States that shall act through one or more persons authorized to bind such entity.

                  (b) Should any written instrument from the Depositor be required by any co-trustee or separate trustee so appointed for more fully confirming to such co-trustee or separate trustee such property, title, right, or power, any and all such instruments shall, on request, be executed, acknowledged, and delivered by the Depositor.

                  (c) Every co-trustee or separate trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms, namely:

                  (i) The Trust Securities shall be executed and delivered and all rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Trustees specified hereunder, shall be exercised, solely by such Trustees and not by such co-trustee or separate trustee.

                  (ii) The rights, powers, duties and obligations hereby conferred or imposed upon the Property Trustee in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Property Trustee or by the Property Trustee and such co-trustee or separate trustee jointly, as shall be provided in the instrument appointing such co-trustee or separate trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Property Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee or separate trustee.

                  (iii) The Property Trustee at any time, by an instrument in writing executed by it, with the written concurrence of the Depositor, may accept the resignation of or remove any co-trustee or separate trustee appointed under this Section 809, and, in case a Debenture Event of Default has occurred and is continuing, the Property Trustee shall have the power to accept the resignation of, or remove, any such co-trustee or separate trustee without the concurrence of the Depositor. Upon the written request of the Property Trustee, the Depositor shall join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee or separate trustee so resigned or removed may be appointed in the manner provided in this Section 809.

                  (iv) No co-trustee or separate trustee hereunder shall be personally liable by reason of any act or omission of the Property Trustee or any other trustee hereunder.

                  (v) The Property Trustee shall not be liable by reason of any act of a co-trustee or separate trustee.

                  (vi) Any Act of Holders delivered to the Property Trustee shall be deemed to have been delivered to each such co-trustee and separate trustee.

         Section 810.   Resignation and Removal; Appointment of Successor.

                  (a) No resignation or removal of any Trustee (the "Relevant Trustee") and no appointment of a successor Trustee pursuant to this
 ----------------
Article VIII shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 811.

                  (b) Subject to the immediately preceding paragraph, the Relevant Trustee may resign at any time with respect to the Trust Securities by giving written notice thereof to the Securityholders. If the instrument of acceptance by the successor Trustee required by Section 811 shall not have been delivered to the Relevant Trustee within thirty (30) days after the giving of such notice of resignation, the Relevant Trustee may petition, at the expense of the Depositor, any court of competent jurisdiction for the appointment of a successor Relevant Trustee with respect to the Trust Securities.

                  (c) Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by Act of the Common Securityholder. If a Debenture Event of Default shall have occurred and be continuing, the Property Trustee or the Delaware Trustee, or both of them, may be removed at such time by Act of the Holders of a majority in Liquidation Amount of the Preferred Securities, delivered to the Relevant Trustee (in its individual capacity and on behalf of the Trust). An Administrative Trustee may be removed by the Common Securityholder at any time.

                  (d) If any Trustee shall resign, be removed or become incapable of acting as Trustee, or if a vacancy shall occur in the office of any Trustee for any cause, at a time when no Debenture Event of Default shall have occurred and be continuing, the Common Securityholder, by Act of the Common Securityholder delivered to the retiring Trustee, shall promptly appoint a successor Trustee or Trustees with respect to the Trust Securities and the Trust, and the successor Trustee shall comply with the applicable requirements of Section 811. If the Property Trustee or the Delaware Trustee shall resign, be removed or become incapable of continuing to act as the Property Trustee or the Delaware Trustee, as the case may be, at a time when a Debenture Event of Default shall have occurred and is continuing, the Preferred Securityholders, by Act of the Securityholders of a majority in Liquidation Amount of the Preferred Securities then Outstanding delivered to the retiring Relevant Trustee, shall promptly appoint a successor Relevant Trustee or Trustees with respect to the Trust Securities and the Trust, and such successor Trustee shall comply with the applicable requirements of Section 811. If an Administrative Trustee shall resign, be removed or become incapable of acting as Administrative Trustee, at a time when a Debenture Event of Default shall have occurred and be continuing, the Common Securityholder, by Act of the Common Securityholder delivered to an Administrative Trustee, shall promptly appoint a successor Administrative Trustee or Administrative Trustees with respect to the Trust Securities and the Trust, and such successor Administrative Trustee or Administrative Trustees shall comply with the applicable requirements of Section 811. If no successor Relevant Trustee with respect to the Trust Securities shall have been so appointed by the Common Securityholder or the Preferred Securityholders and accepted appointment in the manner required by Section 811, any Securityholder who has been a Securityholder of Trust Securities on behalf of himself and all others similarly situated may petition a court of competent jurisdiction for the appointment Trustee with respect to the Trust Securities.

                  (e) The Property Trustee shall give notice of each resignation and each removal of a Trustee and each appointment of a successor Trustee to all Securityholders in the manner provided in Section 1008 and shall give notice to the Depositor. Each notice shall include the name of the successor Relevant Trustee and the address of its Corporate Trust Office if it is the Property Trustee.

                  (f) Notwithstanding the foregoing or any other provision of this Trust Agreement, in the event any Administrative Trustee or a Delaware Trustee who is a natural person dies or becomes, in the opinion of the Depositor, incompetent or incapacitated, the vacancy created by such death, incompetence or incapacity may be filled by (a) the unanimous act of remaining Administrative Trustees if there are at least two of them; or (b) otherwise by the Depositor (with the successor in each case being a Person who satisfies the eligibility requirement for Administrative Trustees set forth in Section 807).

         Section 811.   Acceptance of Appointment by Successor.

                  (a) In case of the appointment hereunder of a successor Relevant Trustee with respect to the Trust Securities and the Trust, the retiring Relevant Trustee and each successor Relevant Trustee with respect to the Trust Securities shall execute and deliver an instrument hereto wherein each successor Relevant Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Relevant Trustee all the rights, powers, trusts and duties of the retiring Relevant Trustee with respect to the Trust Securities and the Trust and upon the execution and delivery of such instrument the resignation or removal of the retiring Relevant Trustee shall become effective to the extent provided therein and each such successor Relevant Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Relevant Trustee with respect to the Trust Securities and the Trust; but, on request of the Trust or any successor Relevant Trustee such retiring Relevant Trustee shall duly assign, transfer and deliver to such successor Relevant Trustee all Trust Property, all proceeds thereof and money held by such retiring Relevant Trustee hereunder with respect to the Trust Securities and the Trust.

                  (b) Upon request of any such successor Relevant Trustee, the Trust shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Relevant Trustee all such rights, powers and trusts referred to in the immediately preceding paragraph, as the case may be.

                  (c) No successor Relevant Trustee shall accept its appointment unless at the time of such acceptance such successor Relevant Trustee shall be qualified and eligible under this Article VIII.

         Section 812.   Merger, Conversion, Consolidation or Succession to
Business.

         Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Relevant Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such Relevant Trustee, shall be the successor of such Relevant Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article VIII, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

         Section 813. Preferential Collection of Claims Against Depositor or Trust.

         If and when the Property Trustee or the Delaware Trustee shall be or become a creditor of the Depositor or the Trust (or any other obligor upon the Debentures or the Trust Securities), the Property Trustee or the Delaware Trustee, as the case may be, shall be subject to and shall take all actions necessary in order to comply with the provisions of the Trust Indenture Act regarding the collection of claims against the Depositor or Trust (or any such other obligor).

         Section 814.   Reports by Property Trustee.

                  (a) The Property Trustee shall transmit to the Securityholders such reports concerning the Property Trustee, its actions under this Trust Agreement and the property and funds in its possession in its capacity as the Property Trustee as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

                  (b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Property Trustee with the New York Stock Exchange and each national securities exchange or other organization upon which the Trust Securities are listed, and also with the Commission and the Depositor.

         Section 815.   Reports to the Property Trustee.

         The Depositor and the Administrative Trustees on behalf of the Trust shall provide to the Property Trustee such documents, reports and information as required by Section 314 of the Trust Indenture Act (if any) and the compliance certificate required by Section 314(a) of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act.

         Section 816.   Evidence of Compliance with Conditions Precedent.

         Each of the Depositor and the Administrative Trustees on behalf of the Trust shall provide to the Property Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Trust Agreement that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to
Section 314(c)(1) of the Trust Indenture Act shall be given in the form of an Officers' Certificate.

         Section 817.   Number of Trustees.

                  (a) The number of Trustees shall be five, provided that the Common Securityholder by written instrument may increase or decrease the number of Administrative Trustees. The Property Trustee and the Delaware Trustee may be the same Person.

                  (b) If an Administrative Trustee ceases to hold office for any reason and the number of Administrative Trustees is not reduced pursuant to Section 817(a), or if the number of Trustees is increased pursuant to Section 817(a), a vacancy shall occur. The vacancy shall be filled with a Trustee appointed in accordance with Section 810.

                  (c) The death, resignation, retirement, removal, bankruptcy, incompetence or incapacity to perform the duties of a Trustee shall not operate to annul the Trust. Whenever a vacancy in the number of Administrative Trustees shall occur, until such vacancy is filled by the appointment of an Administrative Trustee in accordance with Section 810, the Administrative Trustees in office, regardless of their number (and notwithstanding any other provision of this Agreement), shall have all the powers granted to the Administrative Trustees and shall discharge all the duties imposed upon the Administrative Trustees by this Trust Agreement.

         Section 818.   Delegation of Power.

                  (a) Any Administrative Trustee may, by power of attorney consistent with applicable law, delegate to any other natural person over the age of 21 his or her power for the purpose of executing any documents contemplated in Section 207(a); and

                  (b) The Administrative Trustees shall have power to delegate from time to time to such of their number or to the Depositor the doing of such things and the execution of such instruments either in the name of the Trust or the names of the Administrative Trustees or otherwise as the Administrative Trustees may deem expedient, to the extent such delegation is not prohibited by applicable law or contrary to the provisions of the Trust, as set forth herein.

         Section 819.   Voting.

         Except as otherwise provided in this Trust Agreement, the consent or approval of the Administrative Trustees shall require consent or approval by not less than a majority of the Administrative Trustees, unless there are only two, in which case both must consent.

                                   ARTICLE IX
                       TERMINATION, LIQUIDATION AND MERGER

         Section 901.   Termination Upon Expiration Date.

         Unless earlier dissolved, the Trust shall automatically dissolve on March 31, 2033 (the "Expiration Date"), subject to distribution of the Trust
                     ---------------
Property in accordance with Section 904.

         Section 902.   Early Termination.

         The first to occur of any of the following events is an "Early
                                                                  -----
Termination Event:"
-----------------

                  (a) the occurrence of a Bankruptcy Event in respect of, or the dissolution or liquidation of, the Depositor;

                  (b) delivery of written direction to the Property Trustee by the Depositor at any time (which direction is wholly optional and within the discretion of the Depositor, subject to Depositor having received prior approval of the Board of Governors of the Federal Reserve System if so required under applicable guidelines, policies or regulations thereof) to dissolve the Trust and distribute the Debentures to Securityholders in exchange for the Preferred Securities in accordance with Section 904;

                  (c) the redemption of all of the Preferred Securities in connection with the redemption of all of the Debentures (whether upon a Debenture Redemption Date or the maturity of the Debentures); and

                  (d) an order for dissolution of the Trust shall have been entered by a court of competent jurisdiction.

         Section 903.   Termination.

         The respective obligations and responsibilities of the Trustees and the Trust created and continued hereby shall terminate upon the latest to occur of the following: (a) the distribution by the Property Trustee to Securityholders upon the liquidation of the Trust pursuant to Section 904, or upon the redemption of all of the Trust Securities pursuant to Section 402, of all amounts required to be distributed hereunder upon the final payment of the Trust Securities; (b) the payment of any expenses owed by the Trust; (c) the discharge of all administrative duties of the Administrative Trustees, including the performance of any tax reporting obligations with respect to the Trust or the Securityholders; and (d) the filing of a Certificate of Cancellation by an Administrative Trustee under the Delaware Business Trust Act.

         Section 904.   Liquidation.

                  (a)     If an Early Termination Event specified in clause
(a), (b), or (d) of Section 902 occurs or upon the Expiration Date, the Trust shall be liquidated by the Trustees as expeditiously as the Trustees determine to be practicable by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to each Securityholder a Like Amount of Debentures, subject to Section 904(d). Notice of liquidation shall be given by the Property Trustee by first-class mail, postage prepaid, mailed not later than thirty (30) nor more than sixty (60) days prior to the Liquidation Date to each Holder of Trust Securities at such Holder's address appearing in the Securities Register. All notices of liquidation shall:

                  (i)     state the Liquidation Date;

                  (ii) state that from and after the Liquidation Date, the Trust Securities shall no longer be deemed to be Outstanding and any Trust Securities Certificates not surrendered for exchange shall be deemed to represent a Like Amount of Debentures; and

                  (iii) provide such information with respect to the mechanics by which Holders may exchange Trust Securities Certificates for Debentures, or, if Section 904(d) applies, receive a Liquidation Distribution, as the Administrative Trustees or the Property Trustee shall deem appropriate.

                  (b) Except where Section 902(c) or 904(d) applies, in order to effect the liquidation of the Trust and distribution of the Debentures to Securityholders, the Property Trustee shall establish a record date for such distribution (which shall be not more than 45 days prior to the Liquidation
Date) and, either itself acting as exchange agent or through the appointment of a separate exchange agent, shall establish such procedures as it shall deem appropriate to effect the distribution of Debentures in exchange for the Outstanding Trust Securities Certificates.

                  (c) Except where Section 902(c) or 904(d) applies, after the Liquidation Date, (i) the Trust Securities shall no longer be deemed to be Outstanding; (ii) certificates representing a Like Amount of Debentures shall be issued to holders of Trust Securities Certificates upon surrender of such certificates to the Administrative Trustees or their agent for exchange; (iii) the Depositor shall use its reasonable efforts to have the Debentures listed on the New York Stock Exchange or on such other securities exchange or other organization as the Preferred Securities are then listed or traded; (iv) any Trust Securities Certificates not so surrendered for exchange shall be deemed to represent a Like Amount of Debentures, accruing interest at the rate provided for in the Debentures from the last Distribution Date on which a Distribution was made on such Trust Securities Certificates until such certificates are so surrendered (and until such certificates are so surrendered, no payments of interest or principal shall be made to holders of Trust Securities Certificates with respect to such Debentures); and (v) all rights of Securityholders holding Trust Securities shall cease, except the right of such Securityholders to receive Debentures upon surrender of Trust Securities Certificates.

                  (d) In the event that, notwithstanding the other provisions of this Section 904, whether because of an order for dissolution entered by a court of competent jurisdiction or otherwise, distribution of the Debentures in the manner provided herein is determined by the Property Trustee not to be practical, the Trust Property shall be liquidated, and the Trust shall be dissolved, wound up or terminated, by the Property Trustee in such manner as the Property Trustee determines. In such event, on the date of the dissolution, winding up or other termination of the Trust, Securityholders shall be entitled to receive out of the assets of the Trust available for distribution to Securityholders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to the Liquidation Amount per Trust Security plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If, upon any such
                                ------------------------
dissolution, winding up or termination, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then, subject to the next succeeding sentence, the amounts payable by the Trust on the Trust Securities shall be paid on a pro rata basis (based upon Liquidation Amounts, subject to Section 407). The Common Securityholder shall be entitled to receive Liquidation Distributions upon any such dissolution, winding up or termination pro rata (determined as aforesaid) with Preferred Securityholders, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities.

         Section 905. Mergers, Consolidations, Amalgamations or Replacements of the Trust.

         The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except pursuant to this Section 905. At the request of the Depositor, with the consent of the Administrative Trustees and without the consent of the Preferred Securityholders, the Property Trustee or the Delaware Trustee, the Trust may merge with or into, consolidate, amalgamate, be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank
                 --------------------
the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise; (ii) the Depositor expressly appoints a trustee of such successor entity possessing substantially the same powers and duties as the Property Trustee as the holder of the Debentures; (iii) the Successor Securities are listed or traded, or any Successor Securities shall be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, if any; (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the Preferred Securityholders (including any Successor Securities) in any material respect; (v) such successor entity has a purpose substantially identical to that of the Trust; (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Depositor has received an Opinion of Counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the Preferred Securityholders (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity shall be required to register as an "investment company" under the Investment Company Act; and (vii) the Depositor owns all of the Common Securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Debentures, this Trust Agreement and the Expense Agreement. For purposes of this Section 905, any such consolidation, merger, sale, conveyance, transfer or other disposition as a result of which (a) the Company is not the surviving Person, and (b) the same Person is not both (i) the primary obligor in respect of the Debentures and (ii) the Guarantor under that certain Preferred Securities Guarantee Agreement of even date herewith (the "Guarantee") between the Company and Fifth Third Bank, shall be deemed to
 ---------
constitute a replacement of the Trust by a successor entity; provided further, that, notwithstanding the foregoing, in the event that upon the consummation of such a consolidation, merger, sale, conveyance, transfer or other disposition, the parent company (if any) of the Company, or its successor, is a bank holding company or financial holding company or comparably regulated financial institution, such parent company shall guarantee the obligations of the Trust (and any successor thereto) under the Preferred Securities (including any Successor Securities) at least to the extent provided by the Guarantee, the Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust shall not, except with the consent of the Holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

                                    ARTICLE X
                            MISCELLANEOUS PROVISIONS

         Section 1001.   Limitation of Rights of Securityholders.

         The death or incapacity of any Person having an interest, beneficial or otherwise, in Trust Securities shall not operate to terminate this Trust Agreement, nor entitle the legal representatives or heirs of such Person or any Securityholder for such Person, to claim an accounting, take any action or bring any proceeding in any court for a partition or winding up of the arrangements contemplated hereby, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

         Section 1002.   Amendment.

                  (a) This Trust Agreement may be amended from time to time by the Trustees and the Depositor, without the consent of any Securityholders,
(i) as provided in Section 811 with respect to acceptance of appointment by a successor Trustee; (ii) to cure any ambiguity, correct or supplement any provision herein or therein which may be inconsistent with any other provision herein or therein, or to make any other provisions with respect to matters or questions arising under this Trust Agreement, that shall not be inconsistent with the other provisions of this Trust Agreement; (iii) to modify, eliminate or add to any provisions of this Trust Agreement to such extent as shall be necessary to ensure that the Trust shall be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are Outstanding or to ensure that the Trust shall not be required to register as an "investment company" under the Investment Company Act; or (iv) to reduce or increase the Liquidation Amount per Trust Security and simultaneously to increase or decrease correspondingly the number of Trust Securities issued and Outstanding solely for the purpose of maintaining the eligibility of the Preferred Securities for quotation or listing on any national securities exchange or other organization on which the Preferred Securities are then included, quoted or listed (including, if applicable, the New York Stock Exchange); provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any Securityholder; and provided further, that in the case of clause (iv), the aggregate Liquidation Amount of the Trust Securities Outstanding upon completion of any such reduction must be the same as the aggregate Liquidation Amount of the Trust Securities Outstanding immediately prior to such reduction or increase. Any amendments of this Trust Agreement shall become effective when notice thereof is given to the Securityholders or, in the case of an amendment pursuant to clause (iv), as of the date specified in the notice.

                  (b) Except as provided in Section 601(c) or Section 1002(c) hereof, any provision of this Trust Agreement may be amended by the Trustees and the Depositor (i) with the consent of the Securityholders representing not less than a majority (based upon Liquidation Amounts) of the Trust Securities then Outstanding; and (ii) upon receipt by the Trustees of an Opinion of Counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment shall not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status of an "investment company" under the Investment Company Act.

                  (c) In addition to and notwithstanding any other provision in this Trust Agreement, without the consent of each affected Securityholder (such consent being obtained in accordance with Section 603 or 606 hereof), this Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date; or (ii) restrict the right of a Securityholder to institute suit for the enforcement of any such payment on or after such date; notwithstanding any other provision herein, without the unanimous consent of the Securityholders (such consent being obtained in accordance with Section 603 or 606 hereof), this paragraph (c) of this Section 1002 may not be amended.

                  (d) Notwithstanding any other provisions of this Trust Agreement, no Trustee shall enter into or consent to any amendment to this Trust Agreement which would cause the Trust to fail or cease to qualify for the exemption from status of an "investment company" under the Investment Company Act or to fail or cease to be classified as a grantor trust for United States federal income tax purposes.

                  (e) Notwithstanding anything in this Trust Agreement to the contrary, without the consent of the Depositor, this Trust Agreement may not be amended in a manner which imposes any additional obligation on the Depositor.

                  (f) In the event that any amendment to this Trust Agreement is made, the Administrative Trustees shall promptly provide to the Depositor a copy of such amendment.

                  (g) Neither the Property Trustee nor the Delaware Trustee shall be required to enter into any amendment to this Trust Agreement which affects its own rights, duties or immunities under this Trust Agreement. The Property Trustee shall be entitled to receive an Opinion of Counsel and an Officers' Certificate stating that any amendment to this Trust Agreement is in compliance with this Trust Agreement.

         Section 1003.   Separability.

         In case any provision in this Trust Agreement or in the Trust Securities Certificates shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         Section 1004.   Governing Law.

         THIS TRUST AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE SECURITYHOLDERS, THE TRUST AND THE TRUSTEES WITH RESPECT TO THIS TRUST AGREEMENT AND THE TRUST SECURITIES SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES).

         Section 1005.   Payments Due on Non-Business Day.

         If the date fixed for any payment on any Trust Security shall be a day that is not a Business Day, then such payment need not be made on such date but may be made on the next succeeding day which is a Business Day with the same force and effect as though made on the date fixed for such payment, and no distribution shall accumulate thereon for the period after such date.

         Section 1006.   Successors.

         This Trust Agreement shall be binding upon and shall inure to the benefit of any successor to the Depositor, the Trust or the Relevant Trustee(s), including any successor by operation of law. Except in connection with a consolidation, merger or sale involving the Depositor that is permitted under
Article XII of the Indenture and pursuant to which the assignee agrees in writing to perform the Depositor's obligations hereunder, the Depositor shall not assign its obligations hereunder.

         Section 1007.   Headings.

         The Article and Section headings are for convenience only and shall not affect the construction of this Trust Agreement.

         Section 1008.   Reports, Notices and Demands.

         Any report, notice, demand or other communication which by any provision of this Trust Agreement is required or permitted to be given or served to or upon any Securityholder or the Depositor may be given or served in writing by deposit thereof, first-class postage prepaid, in the United States mail, hand delivery or facsimile transmission, in each case, addressed, (a) in the case of a Preferred Securityholder, to such Preferred Securityholder as such Securityholder's name and address may appear on the Securities Register; and (b) in the case of the Common Securityholder or the Depositor, to First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042, Attention: Chief Financial Officer, facsimile no.: (314) 592-6621. Any notice to Preferred Securityholders shall also be given to such owners as have, within two years preceding the giving of such notice, filed their names and addresses with the Property Trustee for that purpose. Such notice, demand or other communication to or upon a Securityholder shall be deemed to have been sufficiently given or made, for all purposes, upon hand delivery, mailing or transmission.

         Any notice, demand or other communication which by any provision of this Trust Agreement is required or permitted to be given or served to or upon the Trust, the Property Trustee or the Administrative Trustees shall be given in writing addressed (until another address is published by the Trust) as follows:
(a) with respect to the Property Trustee to Fifth Third Bank, 1209 North Milwaukee Ave., Chicago, IL, 60622, Attention: Ms. Sheetal Shah; (b) with respect to the Delaware Trustee, to Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention:
Corporate Trust Administration; and (c) with respect to the Administrative Trustees, to them at the address above for notices to the Depositor, marked "Attention: Administrative Trustees of First Preferred Capital Trust IV." Such notice, demand or other communication to or upon the Trust or the Property Trustee shall be deemed to have been sufficiently given or made only upon actual receipt of the writing by the Trust or the Property Trustee.

         Section 1009.   Agreement Not to Petition.

         Each of the Trustees and the Depositor agrees for the benefit of the Securityholders that, until at least one year and one day after the Trust has been terminated in accordance with Article IX, they shall not file, or join in the filing of, a petition against the Trust under any bankruptcy, insolvency, reorganization or other similar law (including, without limitation, the United States Bankruptcy Code of 1978, as amended) (collectively, "Bankruptcy Laws") or
                                                            ---------------
otherwise join in the commencement of any proceeding against the Trust under any Bankruptcy Law. In the event the Depositor or any of the Trustees takes action in violation of this Section 1009, the Property Trustee agrees, for the benefit of Securityholders, that at the expense of the Depositor (which expense shall be paid prior to the filing), it shall file an answer with the bankruptcy court or otherwise properly contest the filing of such petition by the Depositor or such Trustee against the Trust or the commencement of such action and raise the defense that the Depositor or such Trustee has agreed in writing not to take such action and should be stopped and precluded therefrom. The provisions of this Section 1009 shall survive the termination of this Trust Agreement.

         Section 1010.   Trust Indenture Act; Conflict with Trust Indenture Act.

                  (a) This Trust Agreement is subject to the provisions of the Trust Indenture Act that are required to be part of this Trust Agreement and shall, to the extent applicable, be governed by such provisions.

                  (b) The Property Trustee shall be the only Trustee which is a trustee for the purposes of the Trust Indenture Act.

                  (c) If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Trust Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control. If any provision of this Trust Agreement modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Trust Agreement as so modified or to be excluded, as the case may be.

                  (d) The application of the Trust Indenture Act to this Trust Agreement shall not affect the nature of the Securities as equity securities representing undivided beneficial interests in the assets of the Trust.

         Section 1011. Acceptance of Terms of Trust Agreement, Guarantee and Indenture.

         THE RECEIPT AND ACCEPTANCE OF A TRUST SECURITY OR ANY INTEREST THEREIN BY OR ON BEHALF OF A SECURITYHOLDER OR ANY BENEFICIAL OWNER, WITHOUT ANY SIGNATURE OR FURTHER MANIFESTATION OF ASSENT, SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE SECURITYHOLDER AND ALL OTHERS HAVING A BENEFICIAL INTEREST IN SUCH TRUST SECURITY OF ALL THE TERMS AND PROVISIONS OF THIS TRUST AGREEMENT AND AGREEMENT TO THE SUBORDINATION PROVISIONS AND OTHER TERMS OF THE GUARANTEE AND THE INDENTURE, AND SHALL CONSTITUTE THE AGREEMENT OF THE TRUST, SUCH SECURITYHOLDER AND SUCH OTHERS THAT THE TERMS AND PROVISIONS OF THIS TRUST AGREEMENT SHALL BE BINDING, OPERATIVE AND EFFECTIVE AS BETWEEN THE TRUST AND SUCH SECURITYHOLDER AND SUCH OTHERS. WITHOUT LIMITING THE FOREGOING, BY ACCEPTANCE OF A PREFERRED SECURITY, EACH INITIAL AND SUBSEQUENT HOLDER THEREOF SHALL BE DEEMED TO HAVE AGREED TO TREAT, FOR ALL FINANCIAL ACCOUNTING AND UNITED STATES FEDERAL INCOME TAX PURPOSES, THE DEBENTURES AS INDEBTEDNESS OF THE COMPANY AND THE PREFERRED SECURITIES AS EVIDENCING AN UNDIVIDED BENEFICIAL OWNERSHIP INTEREST IN THE DEBENTURES.

         [The remainder of this page has been left blank intentionally]

                  IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Trust Agreement to be duly executed as of the day and year first above written.

                              FIRST BANKS, INC.


                             By:
                                 -----------------------------------------------
                             Its:
                                 ----------------------------------------------



                             FIFTH THIRD BANK,
                             as Property Trustee


                             By:
                                 -----------------------------------------------
                             Its:
                                 -----------------------------------------------



                             WILMINGTON TRUST COMPANY,
                             as Delaware Trustee


                              By:
                                 -----------------------------------------------
                             Its:
                                 -----------------------------------------------



                              --------------------------------------------------
                              ALLEN H. BLAKE, as Administrative Trustee



                              --------------------------------------------------
                              TERRANCE M. MCCARTHY, as Administrative Trustee



                              --------------------------------------------------
                              LISA K. VANSICKLE, as Administrative Trustee

                                    EXHIBIT A

                              CERTIFICATE OF TRUST
                                       OF
                        FIRST PREFERRED CAPITAL TRUST IV


         THIS CERTIFICATE OF TRUST OF FIRST PREFERRED CAPITAL TRUST IV (the "Trust"), dated as of __________ ___, 2003, is being duly executed and filed by Wilmington Trust Company, a Delaware banking corporation, and ______________, ________________ and __________________, each an individual, as trustees, to form a statutory trust under the Delaware Statutory Trust Act (12 Delaware Code
Section 3801 et seq.).

         1. NAME. The name of the statutory trust formed hereby is First Preferred Capital Trust IV.

         2. DELAWARE TRUSTEE. The name and business address of the trustee of the Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention:
Corporate Trust Department.

         3. EFFECTIVE DATE. This Certificate of Trust shall be effective on ___________ ___, 2003.

         IN WITNESS WHEREOF, the undersigned have executed this Certificate of Trust as of the date first above written, in accordance with Section 3811(a) of the Delaware Statutory Trust Act.



                                      WILMINGTON TRUST COMPANY, as Trustee


                                      By:
                                         --------------------------------------
                                      Name:
                                           ------------------------------------
                                      Title:
                                            ------------------------------------


                                      ------------------------------------------
                                      ----------------------, as Trustee


                                      ------------------------------------------
                                      ----------------------, as Trustee


                                      ------------------------------------------
                                     -----------------------, as Trustee

                                    EXHIBIT B

                      THIS CERTIFICATE IS NOT TRANSFERABLE
                            EXCEPT IN COMPLIANCE WITH
                       SECTION 510 OF THE TRUST AGREEMENT

CERTIFICATE NUMBER _________                 NUMBER OF COMMON SECURITIES_______.

                    CERTIFICATE EVIDENCING COMMON SECURITIES
                                       OF
                        FIRST PREFERRED CAPITAL TRUST IV

                                COMMON SECURITIES
                   LIQUIDATION AMOUNT $25 PER COMMON SECURITY

         FIRST PREFERRED CAPITAL TRUST IV, a statutory trust created under the laws of the State of Delaware (the "Trust"), hereby certifies that FIRST BANKS,
                                    -----
INC. (the "Holder") is the registered owner of ____________________
           ------
(___________) common securities of the Trust representing undivided beneficial interests in the assets of the Trust and designated the _____% Common Securities (liquidation amount $25 per Common Security) (the "Common Securities"). In
                                                   -----------------
accordance with Section 510 of the Trust Agreement (as defined below), the Common Securities are not transferable, and any attempted transfer hereof (other than a transfer in compliance with Section 510 of the Trust Agreement) shall be void. The designations, rights, privileges, restrictions, preferences, and other terms and provisions of the Common Securities are set forth in, and this certificate and the Common Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Trust Agreement of the Trust dated as of______________ _____, 2003, as the same may be amended from time to time (the "Trust Agreement"), including the
                                       ---------------
designation of the terms of the Common Securities as set forth therein. The Trust shall furnish a copy of the Trust Agreement to the Holder without charge upon written request to the Trust at its principal place of business or registered office.

         Upon receipt of this certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereunder.

         IN WITNESS WHEREOF, one of the Administrative Trustees of the Trust has executed this certificate this ____ day of ____________, 2003.



                                    FIRST PREFERRED CAPITAL TRUST IV


                                    By:
                                        ----------------------------------------
                                         Name:
                                               ---------------------------------
                                         Title:
                                                --------------------------------

                                    EXHIBIT C

                    AGREEMENT AS TO EXPENSES AND LIABILITIES

                  AGREEMENT AS TO EXPENSES AND LIABILITIES (this "Agreement")
                                                                  ---------
dated as of_______________ _____, 2003 between FIRST BANKS, INC., a Missouri corporation ("First Banks"), and FIRST PREFERRED CAPITAL TRUST IV, a Delaware
              -----------
statutory trust (the "Trust").
                      -----

                                    RECITALS

                  WHEREAS, the Trust intends to issue its common securities (the "Common Securities") to, and receive _____% Subordinated Debentures (the
 -----------------
"Debentures") from, First Banks and to issue and sell up to 2,400,000 _____%
 ----------
Cumulative Trust Preferred Securities (the "Preferred Securities") with such
                                            --------------------
powers, preferences and special rights and restrictions as are set forth in the Amended and Restated Trust Agreement of the Trust dated as of____________ _____, 2003, as the same may be amended from time to time (the "Trust Agreement");
                                                         ---------------

                  WHEREAS, First Banks shall directly or indirectly own all of the Common Securities of the Trust and shall issue the Debentures;

                  NOW, THEREFORE, in consideration of the purchase by each holder of the Preferred Securities, which purchase First Banks hereby agrees shall benefit First Banks and which purchase First Banks acknowledges shall be made in reliance upon the execution and delivery of this Agreement, First Banks, including in its capacity as holder of the Common Securities, and the Trust hereby agree as follows:

                                    ARTICLE I

Section 1.1.           Guarantee by First Banks.

         Subject to the terms and conditions hereof, First Banks, including in its capacity as holder of the Common Securities, hereby irrevocably and unconditionally guarantees to each person or entity to whom the Trust is now or hereafter becomes indebted or liable (the "Beneficiaries") the full payment when
                                           -------------
and as due, of any and all Obligations (as hereinafter defined) to such Beneficiaries. As used herein, "Obligations" means any costs, expenses or
                                -----------
liabilities of the Trust other than obligations of the Trust to pay to the holders of any Preferred Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. This Agreement is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

Section 1.2.           Term of Agreement.

         This Agreement shall terminate and be of no further force and effect upon the later of (a) the date on which full payment has been made of all amounts payable to all holders of all the Preferred Securities (whether upon redemption, liquidation, exchange or otherwise); and (b) the date on which there are no Beneficiaries remaining; provided, however, that this Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any holder of the Preferred Securities or any Beneficiary must restore payment of any sums paid under the Preferred Securities, under any obligation under the Preferred Securities Guarantee Agreement dated the date hereof by First Banks and Wilmington Trust Company as guarantee trustee, or under this Agreement for any reason whatsoever. This Agreement is continuing, irrevocable, unconditional and absolute.

Section 1.3.           Waiver of Notice.

         First Banks hereby waives notice of acceptance of this Agreement and of any obligation to which it applies or may apply, and First Banks hereby waives presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

Section 1.4.           No Impairment.

         The obligations, covenants, agreements and duties of First Banks under this Agreement shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

                  (a) the extension of time for the payment by the Trust of all or any portion of the Obligations or for the performance of any other obligation under, arising out of, or in connection with, the Obligations;

                  (b) any failure, omission, delay or lack of diligence on the part of the Beneficiaries to enforce, assert or exercise any right, privilege, power or remedy conferred on the Beneficiaries with respect to the Obligations or any action on the part of the Trust granting indulgence or extension of any kind; or

                  (c) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust.

         There shall be no obligation of the Beneficiaries to give notice to, or obtain the consent of, First Banks with respect to the happening of any of the foregoing.

Section 1.5.           Enforcement.

         A Beneficiary may enforce this Agreement directly against First Banks, and First Banks waives any right or remedy to require that any action be brought against the Trust or any other person or entity before proceeding against First Banks.

                                   ARTICLE II

Section 2.1.           Binding Effect.

         All guarantees and agreements contained in this Agreement shall bind the successors, assigns, receivers, trustees and representatives of First Banks and shall inure to the benefit of the Beneficiaries.

Section 2.2.           Amendment.

         So long as there remains any Beneficiary or any Preferred Securities of any series are outstanding, this Agreement shall not be modified or amended in any manner adverse to such Beneficiary or to the holders of the Preferred Securities.

Section 2.3.           Notices.

         Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering the same by facsimile transmission (confirmed by mail), telex, or by registered or certified mail, addressed as follows (and if so given, shall be deemed given when mailed or upon receipt of an answer back, if sent by telex):

         First Preferred Capital Trust IV
         c/o First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri  63042
         Facsimile No.:  (314) 592-6621
         Attention:  Chief Financial Officer

         First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri  63042
         Facsimile No.:  (314) 592-6621
         Attention:  Chief Financial Officer

Section 2.4.           Governing Law.

         This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Missouri (without regard to conflict of laws principles).

         IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.

                                      FIRST BANKS, INC.


                                      By:
                                         ---------------------------------------
                                      Its:
                                          --------------------------------------


                                      FIRST PREFERRED CAPITAL TRUST IV


                                      By:
                                         ---------------------------------------
                                             Name:
                                                  ------------------------------
                                             Title: Administrative Trustee

                                    EXHIBIT D

Certificate Number                       Number of Preferred Securities ________
         P

                   CERTIFICATE EVIDENCING PREFERRED SECURITIES
                                       OF
                        FIRST PREFERRED CAPITAL TRUST IV

                   ____% CUMULATIVE TRUST PREFERRED SECURITIES
                 (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

                                                       CUSIP NO.  ______________

         FIRST PREFERRED CAPITAL TRUST IV, a statutory trust created under the laws of the State of Delaware (the "Trust"), hereby certifies that
                                    -----
________________ (the "Holder") is the registered owner of _____ preferred
                       ------
securities of the Trust representing undivided beneficial interests in the assets of the Trust and designated the ____% Cumulative Trust Preferred Securities (Liquidation Amount $25 per Preferred Security) (the "Preferred
                                                                 ---------
Securities"). The Preferred Securities are transferable on the books and records
----------
of the Trust, in person or by a duly authorized attorney, upon surrender of this Certificate duly endorsed and in proper form for transfer as provided in Section 504 of the Trust Agreement (as defined herein). The designations, rights, privileges, restrictions, preferences, and other terms and provisions of the Preferred Securities are set forth in, and this Certificate and the Preferred Securities represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Trust Agreement of the Trust dated as of _____________ ____, 2003, as the same may be amended from time to time (the "Trust Agreement"), including the designation of the terms of
              ---------------
Preferred Securities as set forth therein. The Holder is entitled to the benefits of the Preferred Securities Guarantee Agreement entered into by First Banks, Inc., a Missouri corporation, and Fifth Third Bank, as guarantee trustee, dated as of ________________ ___, 2003, (the "Guarantee"), to the extent
                                              ---------
provided therein. The Trust shall furnish a copy of the Trust Agreement and the Guarantee to the Holder without charge upon written request to the Trust at its principal place of business or registered office.

         Upon receipt of this Certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereunder.

         Unless the Certificate of Authentication has been manually executed by the Authentication Agent, this Certificate is not valid or effective.

         IN WITNESS WHEREOF, the Administrative Trustees of the Trust have executed this certificate this ______ day of _____________, 2003.

Dated:  _________________, 2003                 FIRST PREFERRED CAPITAL TRUST IV


CERTIFICATE OF AUTHENTICATION                   By:-----------------------------
         This is one of the ____%                            Trustee
Cumulative Trust Preferred
Securities referred to in the
within-mentioned Trust Agreement.

FIFTH THIRD BANK,                               By:-----------------------------
as Authentication Agent and Registrar                        Trustee

                                                By:-----------------------------
                                                             Trustee
By:----------------------------------
          Authorized Signature

                                     LEGEND
                           FOR CERTIFICATES EVIDENCING
                        GLOBAL PREFERRED SECURITIES ONLY:

         Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to Issuer
                                                                ---
         or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

                        [FORM OF REVERSE OF CERTIFICATE]

The Trust will furnish without charge to any registered owner of Preferred Securities who so requests, a copy of the Trust Agreement and the Guarantee. Any such request should be in writing and addressed to First Preferred Capital Trust IV, c/o First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code 014, Hazelwood, Missouri 63042, Facsimile No.: (314) 592-6621 or to the Registrar named on the face of this Certificate.

         The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM               -as tenants in common                UNIF GIFT MIN ACT  - .......Custodian...........................
                                                                                (Cust)                            (Minor)
TEN ENT               -as tenants by the                                         under Uniform Gifts to
                       entireties                                                Minors Act................................
                                                                                                                  (State)
JT TEN                -as joint tenants                     UNIF TRF MIN ACT  - ........Custodian
                       with right of survivorship                               (until age)................................
                       and not as tenants in common                             ..............................Under Uniform

                                                                                (Minor)
                                                                                Transfers to Minors
                                                                                Act........................................
                                                                                         (State)
TOD                   -transfer on death
                       direction in event owner's
                       death, to person named on
                       face and subject to TOD
                       rules referenced


         Additional abbreviations may also be used though not in the above list.

         FOR VALUE RECEIVED, the undersigned hereby sell, assign and transfer unto: ---------------------------------------

---------------------------------------------------------------------------------------------------------------------------
(Please insert Social Security or other identifying number of assignee)

---------------------------------------------------------------------------------------------------------------------------
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

---------------------------------------------------------------------------------------------------------------------------
Preferred Securities represented by the within Certificate, and do(es) hereby irrevocably constitute and appoint ----------
-------------------- attorney to transfer the said Preferred Securities on the books of the within-named Trust with full power of substitution in the premises.

Dated:
      --------------------------------------
Signature:
           ---------------------------------

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY
PARTICULAR, WITHOUT ALTERNATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

SIGNATURE(S) GUARANTEED:

---------------------------------------------------------------------------------------------------------------------------
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN
ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED MEDALLION SIGNATURE GUARANTEE PROGRAM), PURSUANT TO
S.E.C. RULE 17Ad-15.


                                                                     Exhibit 4.7







                    PREFERRED SECURITIES GUARANTEE AGREEMENT
                                 by and between
                                FIRST BANKS, INC.
                                       and
                                FIFTH THIRD BANK


                      Dated as of______________ ____, 2003


                                                 TABLE OF CONTENTS
                                                                                                               Page


ARTICLE I DEFINITIONS AND INTERPRETATION..........................................................................1
   Section 1.1.      Definitions and Interpretation...............................................................1

ARTICLE II TRUST INDENTURE ACT....................................................................................4
   Section 2.1.      Trust Indenture Act; Application.............................................................4
   Section 2.2       List of Holders of Securities................................................................5
   Section 2.3.      Reports by the Guarantee Trustee.............................................................5
   Section 2.4.      Periodic Reports to the Guarantee Trustee....................................................5
   Section 2.5.      Evidence of Compliance with Conditions Precedent.............................................5
   Section 2.6.      Events of Default; Waiver....................................................................5
   Section 2.7.      Event of Default; Notice.....................................................................6
   Section 2.8.      Conflicting Interests........................................................................6

ARTICLE III POWERS, DUTIES AND RIGHTS OF THE GUARANTEE TRUSTEE....................................................6
   Section 3.1.      Powers and Duties of the Guarantee Trustee...................................................6
   Section 3.2.      Certain Rights of the Guarantee Trustee......................................................8
   Section 3.3.      Not Responsible for Recitals or Issuance of Guarantee........................................9

ARTICLE IV GUARANTEE TRUSTEE......................................................................................9
   Section 4.1.      Guarantee Trustee; Eligibility...............................................................9
   Section 4.2.      Appointment, Removal and Resignation of Guarantee Trustee...................................10

ARTICLE V GUARANTEE..............................................................................................11
   Section 5.1.      Guarantee...................................................................................11
   Section 5.2.      Waiver of Notice and Demand.................................................................11
   Section 5.3.      Obligations not Affected....................................................................11
   Section 5.4.      Rights of Holders...........................................................................12
   Section 5.5.      Guarantee of Payment........................................................................12
   Section 5.6.      Subrogation.................................................................................12
   Section 5.7.      Independent Obligations.....................................................................12

ARTICLE VI LIMITATION OF TRANSACTIONS; SUBORDINATION.............................................................13
   Section 6.1.      Limitation on Transactions..................................................................13
   Section 6.2.      Ranking.....................................................................................13

ARTICLE VII TERMINATION..........................................................................................13
   Section 7.1.      Termination.................................................................................13

ARTICLE VIII INDEMNIFICATION.....................................................................................13
   Section 8.1.      Exculpation.................................................................................13
   Section 8.2.      Indemnification.............................................................................14

ARTICLE IX MISCELLANEOUS.........................................................................................14
   Section 9.1.      Successors and Assigns......................................................................14
   Section 9.2.      Amendments..................................................................................14
   Section 9.3.      Notices.....................................................................................14
   Section 9.4.      Benefit.....................................................................................15
   Section 9.5.      Governing Law...............................................................................15




                              CROSS REFERENCE TABLE
         Section of Trust                                                                      Section of
         Indenture Act of                                                                      Guarantee
         1939, as amended                                                                      Agreement
                                                                                               ----------

         310(a)................................................................................4.1(a)
         310(b)................................................................................4.1(c),
         2.8
         310(c)................................................................................Not
         Applicable
         311(a)................................................................................2.2(b)
         311(b)................................................................................2.2(b)
         311(c)................................................................................Not
         Applicable
         312(a)................................................................................2.2(a)
         312(b)................................................................................2.2(b)
         314(a)................................................................................2.4
         314(b)................................................................................Not
         Applicable
         314(c)................................................................................2.5
         314(d)................................................................................Not
         Applicable
         314(e)................................................................................1.1,
         2.5, 3.2
         314(f)................................................................................2.1,
         3.2
         315(a)................................................................................3.1(d)
         315(b)................................................................................2.7
         315(c)................................................................................3.1
         315(d)................................................................................3.1(d)
         316(a)................................................................................1.1,
         2.6, 5.4
         316(b)................................................................................5.3
         317(a)................................................................................3.1
         317(b)................................................................................Not
         Applicable
         318(a)................................................................................2.1(a)
         318(b)................................................................................2.1
         318(c)................................................................................2.1(b)

               Note: This Cross-Reference Table does not constitute part of this Agreement and shall not affect the interpretation of any of its terms or provisions.

                    PREFERRED SECURITIES GUARANTEE AGREEMENT

         This PREFERRED SECURITIES GUARANTEE AGREEMENT (this "Preferred
                                                              ---------
Securities Guarantee"), dated as of ________________ _____, 2003, is executed
--------------------
and delivered by FIRST BANKS, INC., a Missouri corporation (the "Guarantor"),
                                                                 ---------
and FIFTH THIRD BANK, a bank organized and existing under the laws of the United States of America, as trustee (the "Guarantee Trustee"), for the benefit of the
                                    -----------------
Holders (as defined herein) from time to time of the Preferred Securities (as defined herein) of First Preferred Capital Trust IV, a Delaware statutory trust (the "Trust").
                                    RECITALS
         WHEREAS, pursuant to an Amended and Restated Trust Agreement (the "Trust Agreement"), dated as of _______________ ____, 2003, among the trustees
 ---------------
of the Trust named therein, the Guarantor, as depositor, and the holders from time to time of undivided beneficial interests in the assets of the Trust, the Trust is issuing on the date hereof up to 2,400,000 preferred securities, having an aggregate liquidation amount of $60,000,000, designated the _____% Cumulative Trust Preferred Securities (the "Preferred Securities");
                                 --------------------
        WHEREAS, as incentive for the Holders to purchase the Preferred Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this Preferred Securities Guarantee, to pay to the Holders of the Preferred Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein.
         NOW, THEREFORE, in consideration of the purchase by each Holder of Preferred Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Preferred Securities Guarantee for the benefit of the Holders.

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

         Section 1.1 Definitions and Interpretation. In this Preferred Securities Guarantee, unless the context otherwise requires:

         (a) capitalized terms used in this Preferred Securities Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

         (b) terms defined in the Trust Agreement as at the date of execution of this Preferred Securities Guarantee have the same meaning when used in this Preferred Securities Guarantee, unless otherwise defined in this Preferred Securities Guarantee;

         (c) a term defined anywhere in this Preferred Securities Guarantee has the same meaning throughout;

         (d)     all references to "the Preferred Securities Guarantee" or
"this Preferred Securities Guarantee" are to this Preferred Securities Guarantee as modified, supplemented or amended from time to time;

         (e) all references in this Preferred Securities Guarantee to Articles and Sections are to Articles and Sections of this Preferred Securities Guarantee, unless otherwise specified;

         (f) a term defined in the Trust Indenture Act has the same meaning when used in this Preferred Securities Guarantee, unless otherwise defined in this Preferred Securities Guarantee or unless the context otherwise requires; and

         (g) a reference to the singular includes the plural and vice versa.

         "Affiliate" has the same meaning as given to that term in Rule 405 of
          ---------
the Securities Act of 1933, as amended, or any successor rule thereunder.


         "Business Day" means any day other than a Saturday or a Sunday or a day
          ------------
on which federal or state banking institutions in the Borough of Manhattan, the City of New York are authorized or required by law, executive order or regulation to close or a day on which the Corporate Trust Office of the Guarantee Trustee is closed for business.

         "Code" means the Internal Revenue Code of 1986, as amended.
          ----

         "Corporate Trust Office" means the office of the Guarantee Trustee
          ----------------------
at which the corporate trust business of the Guarantee Trustee shall, at any particular time, be principally administered, which office at the date of execution of this Preferred Securities Guarantee is located at 38 Fountain Square Plaza, MD 10AT60, Cincinnati, Ohio 45202, Attention: Corporate Trust Department.

         "Covered Person" means any Holder or beneficial owner of Preferred
          --------------
Securities.

         "Debentures" means the _____% Subordinated Debentures due March 31,
          ----------
2033, of the Debenture Issuer held by the Property Trustee of the Trust.


         "Debenture Issuer" means the Guarantor.
          ----------------

         "Event of Default" means a default by the Guarantor on any of its
          ----------------
payments or other obligations under this Preferred Securities Guarantee.


         "Guarantee Payments" means the following payments or distributions,
          ------------------
without duplication, with respect to the Preferred Securities, to the extent not paid or made by the Trust: (i) any accrued and unpaid Distributions that are required to be paid on such Preferred Securities, to the extent the Trust shall have funds available therefor, (ii) the redemption price, including all accrued and unpaid Distributions to the date of redemption (the "Redemption Price"), to
                                                         ----------------
the extent the Trust has funds available therefor, with respect to any Preferred Securities called for redemption by the Trust, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of the Debentures to the Holders in exchange for the Preferred Securities as provided in the Trust Agreement), the lesser of
(A) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust shall have funds available therefor (the "Liquidation Distribution"),
                                                    ------------------------
and (B) the amount of assets of the Trust remaining available for distribution to Holders in liquidation of the Trust.

         "Guarantee Trustee" means Fifth Third Bank, until a Successor Guarantee
          -----------------
Trustee has been appointed and has accepted such appointment pursuant to the terms of this Preferred Securities Guarantee and thereafter means each such Successor Guarantee Trustee.

         "Guarantor" means First Banks, Inc., a Missouri corporation.
          ---------

         "Holder" means a Person in whose name a Preferred Security is or
          ------
Preferred Securities are registered in the Securities Register; provided, however, that, in determining whether the holders of the requisite percentage of the Preferred Securities have given any request, notice, consent or waiver hereunder, "Holder" shall not include the Guarantor, the Guarantee Trustee or any of their respective Affiliates.

         "Indemnified Person" means the Guarantee Trustee, any Affiliate of the
          ------------------
Guarantee Trustee, or any officers, directors, shareholders, members, partners, employees, representatives, nominees, custodians or agents of the Guarantee Trustee.

         "Indenture" means the Indenture dated as of ______________ ____, 2003,
          ---------
among the Debenture Issuer and Fifth Third Bank, as trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued to the Property Trustee of the Trust.

         "Liquidation Amount" means the stated value of $25 per Preferred
          ------------------
Security.

         "Liquidation Distribution" has the meaning provided therefor in the
          ------------------------
definition of Guarantee Payments.

         "List of Holders" has the meaning set forth in Section 2.2 of this
          ---------------
Preferred Securities Guarantee.

         "Majority in Liquidation Amount of the Preferred Securities" means the
          ----------------------------------------------------------
Holders of more than 50% of the Liquidation Amount (plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all of the Preferred Securities.

         "Officers' Certificate" means, with respect to any Person, a
          ---------------------
certificate signed by two authorized officers of such Person, at least one of whom shall be the principal executive officer, principal financial officer, principal accounting officer, treasurer or any vice president of such Person. Any Officers' Certificate delivered with respect to compliance with a condition or covenant provided for in this Preferred Securities Guarantee shall include:

         (a) a statement that each officer signing the Officers' Certificate has read the covenant or condition and the definition relating thereto;

         (b) a brief statement of the nature and scope of the examination or investigation undertaken by each officer in rendering the Officers' Certificate;

         (c) a statement that each such officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such officer, such condition or covenant has been complied with.

         "Person" means a legal person, including any individual, corporation,
          ------
estate, partnership, limited partnership, joint venture, association, joint stock company, limited liability company, trust, statutory trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

         "Preferred Securities" means the _____% Cumulative Trust Preferred
          --------------------
Securities representing undivided beneficial interests in the assets of the Trust which rank pari passu with Common Securities issued by the Trust; provided, however, that upon the occurrence and during the continuance of an Event of Default, the rights of holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of Preferred Securities.

         "Redemption Price" has the meaning provided therefor in the definition
          ----------------
of Guarantee Payments.

         "Responsible Officer" means, with respect to the Guarantee Trustee, any
          -------------------
officer within the Corporate Trust Office of the Guarantee Trustee with direct responsibility for the administration of this Preferred Securities Guarantee, including any vice-president, any assistant vice-president, the secretary, any assistant secretary, the treasurer, any assistant treasurer or other officer of the Corporate Trust Office of the Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

         "Securities Register" and "Securities Registrar" have the meanings
          -------------------       --------------------
assigned to such terms as in the Trust Agreement (as defined in the Indenture).


         "Successor Guarantee Trustee" means a successor Guarantee Trustee
          ---------------------------
possessing the qualifications to act as Guarantee Trustee under Section 4.1.


         "Trust Indenture Act" means the Trust Indenture Act of 1939, as
          -------------------
amended, as in force at the date of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939, as amended, is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939, as so amended.

                                   ARTICLE II
                              TRUST INDENTURE ACT

         Section 2.1     Trust Indenture Act; Application.

         (a) This Preferred Securities Guarantee is subject to the provisions of the Trust Indenture Act that are required to be part of this Preferred Securities Guarantee and shall, to the extent applicable, be governed by such provisions.

         (b) If and to the extent that any provision of this Preferred Securities Guarantee limits, qualifies or conflicts with the duties imposed by
Section 310 to 317, inclusive, of the Trust Indenture Act, such imposed duties shall control.

         Section 2.2     List of Holders of Securities.

         (a) In the event the Guarantee Trustee is not also the Securities Registrar, the Guarantor shall provide the Guarantee Trustee with a list, in such form as the Guarantee Trustee may reasonably require, of the names and addresses of the Holders of the Preferred Securities (the "List of Holders") as of such date, (i) within one Business Day after January 1 and June 30 of each year, and (ii) at any other time within 30 days of receipt by the Guarantor of a written request for a List of Holders as of a date no more than fifteen (15) days before such List of Holders is given to the Guarantee Trustee; provided, that the Guarantor shall not be obligated to provide such List of Holders at any time the List of Holders does not differ from the most recent List of Holders given to the Guarantee Trustee by the Guarantor. The Guarantee Trustee may destroy any List of Holders previously given to it on receipt of a new List of Holders.

         (b) The Guarantee Trustee shall comply with its obligations under Sections 311(a), 311(b) and Section 312(b) of the Trust Indenture Act.

         Section 2.3     Reports by the Guarantee Trustee. On or before July
15 of each year, the Guarantee Trustee shall provide to the Holders of the Preferred Securities such reports as are required by Section 313 of the Trust Indenture Act, if any, in the form and in the manner provided by Section 313 of the Trust Indenture Act. The Guarantee Trustee shall also comply with the requirements of Section 313(d) of the Trust Indenture Act.

         Section 2.4 Periodic Reports to the Guarantee Trustee. The Guarantor shall provide to the Guarantee Trustee such documents, reports and information as required by Section 314 (if any) and the compliance certificate required by Section 314 of the Trust Indenture Act in the form, in the manner and at the times required by Section 314 of the Trust Indenture Act.


         Section 2.5 Evidence of Compliance with Conditions Precedent. The Guarantor shall provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in this Preferred Securities Guarantee that relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in the form of an Officers' Certificate.

         Section 2.6 Events of Default; Waiver. The Holders of a Majority in Liquidation Amount of the Preferred Securities may, by vote, on behalf of the Holders of all of the Preferred Securities, waive any past Event of Default and its consequences. Upon such waiver, any such Event of Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Preferred Securities Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

         Section 2.7     Event of Default; Notice.

         (a) The Guarantee Trustee shall, within ninety (90) days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Preferred Securities, notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice; provided, that, except in the case of a default by Guarantor on any of its payment obligations, the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Preferred Securities.

         (b) The Guarantee Trustee shall not be deemed to have knowledge of any Event of Default unless the Guarantee Trustee shall have received written notice, or of which a Responsible Officer of the Guarantee Trustee charged with the administration of the Trust Agreement shall have obtained actual knowledge of such Event of Default. Section 2.8.......Conflicting Interests. The Trust
Agreement shall be deemed to be specifically described in this Preferred Securities Guarantee for the purposes of clause (i) of the first proviso contained in Section 310(b) of the Trust Indenture Act.

                                  ARTICLE III
               POWERS, DUTIES AND RIGHTS OF THE GUARANTEE TRUSTEE

         Section 3.1     Powers and Duties of the Guarantee Trustee.

         (a) This Preferred Securities Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Preferred Securities, and the Guarantee Trustee shall not transfer this Preferred Securities Guarantee to any Person except a Holder of Preferred Securities exercising his or her rights pursuant to Section 5.4(b) or to a Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

         (b) If an Event of Default actually known to a Responsible Officer of the Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Preferred Securities Guarantee for the benefit of the Holders of the Preferred Securities.

         (c) The Guarantee Trustee, before the occurrence of any Event of Default and after the curing of all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Preferred Securities Guarantee, and no implied covenants shall be read into this Preferred Securities Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been cured or waived pursuant to Section 2.6) and is actually known to a Responsible Officer of the Guarantee Trustee, the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Preferred Securities Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs.

         (d) No provision of this Preferred Securities Guarantee shall be construed to relieve the Guarantee Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

                (i) prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

                       (A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Preferred Securities Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Preferred Securities Guarantee, and no implied covenants or obligations shall be read into this Preferred Securities Guarantee against the Guarantee Trustee; and

                       (B) in the absence of bad faith on the part of the Guarantee Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee Trustee and conforming to the requirements of this Preferred Securities Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Preferred Securities Guarantee;

                (ii) the Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee Trustee, unless it shall be proved that the Guarantee Trustee was negligent in ascertaining the pertinent facts upon which such judgment was made;

                (iii) the Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a Majority in Liquidation Amount of the Preferred Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or exercising any trust or power conferred upon the Guarantee Trustee under this Preferred Securities Guarantee; and

                (iv) no provision of this Preferred Securities Guarantee shall require the Guarantee Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of this Preferred Securities Guarantee or indemnity, reasonably satisfactory to the Guarantee Trustee, against such risk or liability is not reasonably assured to it.

         Section 3.2     Certain Rights of the Guarantee Trustee.

         (a)      Subject to the provisions of Section 3.1:

                  (i) the Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties;

                  (ii) any direction or act of the Guarantor contemplated by this Preferred Securities Guarantee shall be sufficiently evidenced by an Officers' Certificate;

                  (iii) whenever, in the administration of this Preferred Securities Guarantee, the Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officers' Certificate which, upon receipt of such request, shall be promptly delivered by the Guarantor;

                  (iv) the Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any rerecording, refiling or registration thereof);

                  (v) the Guarantee Trustee may consult with counsel, and the written advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Preferred Securities Guarantee from any court of competent jurisdiction;

                  (vi) the Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Preferred Securities Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the Guarantee Trustee such security and indemnity, reasonably satisfactory to the Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided that, nothing contained in this Section 3.2(a)(vi) shall be taken to relieve the Guarantee Trustee, upon the occurrence and during the continuance of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Preferred Securities Guarantee;

                  (vii) the Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit;

                  (viii) the Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

                  (ix) no third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Preferred Securities Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee's or its agent's taking such action;

                  (x) whenever in the administration of this Preferred Securities Guarantee the Guarantee Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Guarantee Trustee (A) may request instructions from the Holders of a Majority in Liquidation Amount of the Preferred Securities, (B) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (C) shall be protected in conclusively relying on or acting in accordance with such instructions.

         (b) No provision of this Preferred Securities Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law, to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

         Section 3.3 Not Responsible for Recitals or Issuance of Guarantee. The Recitals contained in this Guarantee shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Preferred Securities Guarantee.

                                   ARTICLE IV
                               GUARANTEE TRUSTEE

         Section 4.1     Guarantee Trustee; Eligibility.

         (a)    There shall at all times be a Guarantee Trustee which shall:

                (i)      not be an Affiliate of the Guarantor; and

                (ii) be a corporation organized and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or Person permitted by the Securities and Exchange Commission to act as an institutional trustee under the Trust Indenture Act, authorized under such laws to exercise corporate trust powers, having (or the obligations of which are guaranteed by an entity having) a combined capital and surplus of at least $50,000,000, and subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation, trust company or national banking association publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 4.1(a)(ii), the combined capital and surplus of such corporation, trust company or national banking association shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

         (b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 4.1(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 4.2(c).

         (c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the Guarantee Trustee and the Guarantor shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act.

         Section 4.2    Appointment, Removal and Resignation of Guarantee
Trustee.

         (a) Subject to Section 4.2(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor.

         (b)    The Guarantee Trustee shall not be removed in accordance with
Section 4.2(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee Trustee and delivered to the Guarantor.

         (c) The Guarantee Trustee appointed to office shall hold office until a Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by instrument in writing executed by such Successor Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee Trustee.

         (d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 4.2 within sixty (60) days after delivery to the Guarantor of an instrument of resignation, the resigning Guarantee Trustee may petition any court of competent jurisdiction for appointment of a Successor Guarantee Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

         (e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

         (f) Upon termination of this Preferred Securities Guarantee or removal or resignation of the Guarantee Trustee pursuant to this Section 4.2, the Guarantor shall pay to the Guarantee Trustee all fees and expenses accrued to the date of such termination, removal or resignation.

                                   ARTICLE V
                                   GUARANTEE

         Section 5.1 Guarantee. The Guarantor irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments (without duplication of amounts theretofore paid by the Trust), as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The Guarantor's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Guarantor to the Holders or by causing the Trust to pay such amounts to the Holders.

         Section 5.2 Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Preferred Securities Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Trust or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

         Section 5.3 Obligations not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Preferred Securities Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

         (a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Trust of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by the Trust;

         (b) the extension of time for the payment by the Trust of all or any portion of the Distributions, Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities (other than an extension of time for payment of Distributions, Redemption Price, Liquidation Distribution or other sum payable that results from the extension of any interest payment period on the Debentures or any extension of the maturity date of the Debentures permitted by the Indenture);

         (c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of the Trust granting indulgence or extension of any kind;

         (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust;

         (e) any invalidity of, or defect or deficiency in, the Preferred Securities;

         (f) any failure or omission to receive any regulatory approval or consent required in connection with the Preferred Securities (or the common equity securities issued by the Trust), including the failure to receive any approval of the Board of Governors of the Federal Reserve System required for the redemption of the Preferred Securities;

         (g) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

         (h) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 5.3 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

         There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

         Section 5.4     Rights of Holders.

         (a) The Holders of a Majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting of any proceeding for any remedy available to the Guarantee Trustee in respect of this Preferred Securities Guarantee or exercising any trust or power conferred upon the Guarantee Trustee under this Preferred Securities Guarantee.

         (b) Any Holder of Preferred Securities may institute and prosecute a legal proceeding directly against the Guarantor to enforce its rights under this Preferred Securities Guarantee, without first instituting and prosecuting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

         Section 5.5 Guarantee of Payment. This Preferred Securities Guarantee creates a guarantee of payment and not of collection.

         Section 5.6 Subrogation. The Guarantor shall be subrogated to all (if any) rights of the Holders of the Preferred Securities against the Trust in respect of any amounts paid to such Holders by the Guarantor under this Preferred Securities Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any right that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Preferred Securities Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Preferred Securities Guarantee. If any amount shall be paid to the Guarantor in violation of the preceding sentence, the Guarantor agrees to hold such amount in trust for the Holders and to pay over such amount to the Holders.

         Section 5.7 Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Trust with respect to the Preferred Securities, and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Preferred Securities Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (h), inclusive, of Section 5.3 hereof.

                                   ARTICLE VI
                    LIMITATION OF TRANSACTIONS; SUBORDINATION

         Section 6.1 Limitation on Transactions. So long as any Preferred Securities remain outstanding, if there shall have occurred and be continuing an Event of Default under this Preferred Securities Guarantee, an event of default under the Trust Agreement or during an Extension Period (as defined in the Indenture), then (a) neither the Guarantor nor any of its Subsidiaries (as defined in the Indenture) shall declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (as such term is defined in the Indenture), except as permitted in such circumstances by the Indenture; (b) the Guarantor shall not make any payment of interest, principal or premium, if any, or repay, repurchase or redeem any debt securities issued by the Guarantor which rank pari passu with (including without limitation the Guarantor's 9.25% Subordinated Debentures due 2027 issued to First Preferred Capital Trust I, the Guarantor's 10.24% Subordinated Debentures due 2030 issued to First Preferred Capital Trust II and the Guarantor's 9.00% Subordinated Debentures due 2031 issued to First Preferred Capital Trust III) or junior to the Debentures or make any guarantee payments with respect to any guarantee of the Guarantor of the debt securities of any Subsidiary of the Guarantor if such guarantee ranks pari passu with or junior to the Debentures, other than payments under this Preferred Securities Guarantee; and (c) the Guarantor shall not redeem, purchase or acquire less than all of the Outstanding Debentures or any of the Preferred Securities.

         Section 6.2 Ranking. This Preferred Securities Guarantee will constitute an unsecured obligation of the Guarantor and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (as defined in the Indenture) of the Guarantor, to the extent and in the manner set forth in the Indenture, and the applicable provisions of the Indenture will apply in all relevant respects to the obligations of the Guarantor hereunder.

                                   ARTICLE VII
                                   TERMINATION

         Section 7.1 Termination. This Preferred Securities Guarantee shall terminate upon (a) full payment of the Redemption Price of all the Preferred Securities, (b) full payment of the amounts payable in accordance with the Trust Agreement upon liquidation of the Trust, or (c) distribution of the Debentures to the Holders of the Preferred Securities. Notwithstanding the foregoing, this Preferred Securities Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time any Holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or under this Preferred Securities Guarantee.

                                  ARTICLE VIII
                                 INDEMNIFICATION

         Section 8.1     Exculpation.

         (a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Preferred Securities Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Preferred Securities Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

         (b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Guarantor and upon such information, opinions, reports or statements presented to the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Guarantor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to the Holders of the Preferred Securities might properly be paid.

         Section 8.2 Indemnification. The Guarantor agrees to indemnify each Indemnified Person for, and to hold each Indemnified Person harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses (including reasonable legal fees and expenses) of defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligation to indemnify as set forth in this Section 8.2 shall survive the termination of this Preferred Securities Guarantee.

                                   ARTICLE IX
                                  MISCELLANEOUS

         Section 9.1 Successors and Assigns. All guarantees and agreements contained in this Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Preferred Securities then outstanding.

         Section 9.2 Amendments. Except with respect to any changes that do not materially and adversely affect the rights of the Holders (in which case no consent of the Holders will be required), this Preferred Securities Guarantee may only be amended with the prior approval of the Holders of at least a Majority in Liquidation Amount of the Preferred Securities. The provisions of
Article VI of the Trust Agreement with respect to meetings of the Holders of the Preferred Securities apply to the giving of such approval.

         Section 9.3 Notices. All notices provided for in this Preferred Securities Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

         (a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below (or such other address as the Guarantee Trustee may give notice of to the Holders of the Preferred Securities):

                           Fifth Third Bank
                           1209 North Milwaukee Avenue
                           Chicago, IL 60622
                           Attention: Ms. Sheetal Shah

         (b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Preferred Securities):

                           First Banks, Inc.
                           600 James S. McDonnell Boulevard
                           Mail Code 014
                           Hazelwood, Missouri  63042
                           Attention: Chief Financial Officer

         (c) If given to any Holder of Preferred Securities, at the address set forth on the books and records of the Trust.

         All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

         Section 9.4 Benefit. This Preferred Securities Guarantee is solely for the benefit of the Holders of the Preferred Securities and, subject to Section 3.1(a), is not separately transferable from the Preferred Securities.

         Section 9.5 Governing Law. THIS PREFERRED SECURITIES GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MISSOURI.

         [The remainder of this page has been left blank intentionally]

         IN WITNESS WHEREOF, this Preferred Securities Guarantee is executed as of the day and year first above written.

                                    FIRST BANKS, INC.


                                    By:
                                       -----------------------------------------
                                    Its:
                                        ----------------------------------------



                                    FIFTH THIRD BANK, as Property Trustee


                                    By:
                                       -----------------------------------------
                                    Its:
                                        ----------------------------------------

                                                                     Exhibit 4.8

                    AGREEMENT AS TO EXPENSES AND LIABILITIES

                  AGREEMENT AS TO EXPENSES AND LIABILITIES (this "Agreement")
                                                                  ---------
dated as of_______________ _____, 2003 between FIRST BANKS, INC., a Missouri corporation ("First Banks"), and FIRST PREFERRED CAPITAL TRUST IV, a Delaware
              -----------
statutory trust (the "Trust").
                      -----

                                    RECITALS

                  WHEREAS, the Trust intends to issue its common securities (the "Common Securities") to, and receive _____% Subordinated Debentures (the
 -----------------
"Debentures") from, First Banks and to issue and sell up to 2,400,000 _____%
 ----------
Cumulative Trust Preferred Securities (the "Preferred Securities") with such powers, preferences and special rights and restrictions as are set forth in the Amended and Restated Trust Agreement of the Trust dated as of____________ _____, 2003, as the same may be amended from time to time (the "Trust Agreement");
                                                         ---------------

                  WHEREAS, First Banks shall directly or indirectly own all of the Common Securities of the Trust and shall issue the Debentures;

                  NOW, THEREFORE, in consideration of the purchase by each holder of the Preferred Securities, which purchase First Banks hereby agrees shall benefit First Banks and which purchase First Banks acknowledges shall be made in reliance upon the execution and delivery of this Agreement, First Banks, including in its capacity as holder of the Common Securities, and the Trust hereby agree as follows:

                                    ARTICLE I

         Section 1.1. Guarantee by First Banks.

         Subject to the terms and conditions hereof, First Banks, including in its capacity as holder of the Common Securities, hereby irrevocably and unconditionally guarantees to each person or entity to whom the Trust is now or hereafter becomes indebted or liable (the "Beneficiaries") the full payment when
                                           -------------
and as due, of any and all Obligations (as hereinafter defined) to such Beneficiaries. As used herein, "Obligations" means any costs, expenses or
                                -----------
liabilities of the Trust other than obligations of the Trust to pay to the holders of any Preferred Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. This Agreement is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

         Section 1.2. Term of Agreement.

         This Agreement shall terminate and be of no further force and effect upon the later of (a) the date on which full payment has been made of all amounts payable to all holders of all the Preferred Securities (whether upon redemption, liquidation, exchange or otherwise); and (b) the date on which there are no Beneficiaries remaining; provided, however, that this Agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any holder of the Preferred Securities or any Beneficiary must restore payment of any sums paid under the Preferred Securities, under any obligation under the Preferred Securities Guarantee Agreement dated the date hereof by First Banks and Wilmington Trust Company as guarantee trustee, or under this Agreement for any reason whatsoever. This Agreement is continuing, irrevocable, unconditional and absolute.

         Section 1.3. Waiver of Notice.

         First Banks hereby waives notice of acceptance of this Agreement and of any obligation to which it applies or may apply, and First Banks hereby waives presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

         Section 1.4. No Impairment.

         The obligations, covenants, agreements and duties of First Banks under this Agreement shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

                  (a) the extension of time for the payment by the Trust of all or any portion of the Obligations or for the performance of any other obligation under, arising out of, or in connection with, the Obligations;

                  (b) any failure, omission, delay or lack of diligence on the part of the Beneficiaries to enforce, assert or exercise any right, privilege, power or remedy conferred on the Beneficiaries with respect to the Obligations or any action on the part of the Trust granting indulgence or extension of any kind; or

                  (c) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Trust or any of the assets of the Trust.

         There shall be no obligation of the Beneficiaries to give notice to, or obtain the consent of, First Banks with respect to the happening of any of the foregoing.

         Section 1.5. Enforcement.

         A Beneficiary may enforce this Agreement directly against First Banks, and First Banks waives any right or remedy to require that any action be brought against the Trust or any other person or entity before proceeding against First Banks.

                                   ARTICLE II

         Section 2.1. Binding Effect.

         All guarantees and agreements contained in this Agreement shall bind the successors, assigns, receivers, trustees and representatives of First Banks and shall inure to the benefit of the Beneficiaries.

         Section 2.2. Amendment.

         So long as there remains any Beneficiary or any Preferred Securities of any series are outstanding, this Agreement shall not be modified or amended in any manner adverse to such Beneficiary or to the holders of the Preferred Securities.

         Section 2.3. Notices.

         Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering the same by facsimile transmission (confirmed by mail), telex, or by registered or certified mail, addressed as follows (and if so given, shall be deemed given when mailed or upon receipt of an answer back, if sent by telex):

         First Preferred Capital Trust IV
         c/o First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri  63042
         Facsimile No.: (314) 592-6621
         Attention:  Chief Financial Officer

         First Banks, Inc.
         600 James S. McDonnell Boulevard
         Mail Code 014
         Hazelwood, Missouri  63042
         Facsimile No.: (314) 592-6621
         Attention:  Chief Financial Officer

         Section 2.4. Governing Law.

         This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Missouri (without regard to conflict of laws principles).



         [The remainder of this page has been left blank intentionally]

         IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.



                                 FIRST BANKS, INC.


                                 By:
                                    --------------------------------------------
                                 Its:
                                     -------------------------------------------



                                 FIRST PREFERRED CAPITAL TRUST IV


                                 By:
                                    --------------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:     Administrative Trustee

                                                                     Exhibit 5.1

                     [Letterhead of Jackson Walker, L.L.P.]




                                January 16, 2003



First Banks, Inc.
135 North Meramec
St. Louis, Missouri 63105

First Preferred Capital Trust IV
135 North Meramec
St. Louis, Missouri 63105

         Re: First Preferred Capital Trust IV % Cumulative Trust Preferred
             Securities

Ladies and Gentlemen:

         We have acted as counsel to First Banks, Inc., a Missouri corporation (the "Company"), and First Preferred Capital Trust IV, a statutory trust created under the laws of Delaware (the "Trust"), in connection with the proposed issuance of: (i) % Cumulative Trust Preferred Securities (the "Preferred Securities") of the Trust pursuant to the terms of the Amended and Restated Trust Agreement between the Company and Fifth Third Bank, as Property Trustee (the "Trust Agreement"), to be offered in an underwritten public offering; and
(ii) subordinated debentures of the Company (the "Subordinated Debentures") pursuant to the terms of an indenture between the Company and Fifth Third Bank, as Indenture Trustee (the "Indenture"), to be sold by the Company to the Trust; and the proposed execution and delivery by the Company of the Preferred Securities Guarantee Agreement with respect to the Preferred Securities (the "Guarantee") between the Company and Fifth Third Bank, as Guarantee Trustee.

         The Preferred Securities and the Subordinated Debentures are to be issued as contemplated by the registration statement on Form S-2 dated January 16, 2003 (the "Registration Statement") to be filed by the Company and the Trust with the Securities and Exchange Commission to register the issuances of the Preferred Securities, the Subordinated Debentures and the Guarantee under the Securities Act of 1933, as amended (the "Act"). Except as otherwise indicated, the terms utilized herein have the meaning ascribed to them in the Registration Statement.

         In rendering this opinion we have examined originals or copies, certified or otherwise identified to our satisfaction, of documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion including: (i) the Registration Statement; (ii) the Form of Indenture included as an exhibit to the Registration Statement; (iii) the Form of the Subordinated Debenture included as an exhibit to the Registration Statement; (iv) the Form of original Trust Agreement, included as an exhibit to the Registration Statement; (v) the form of Amended and Restated Trust Agreement included as an exhibit to the Registration Statement; (vi) the Form of Guarantee included as an exhibit to the Registration Statement; and
(vii) the Form of Preferred Security Certificate included as an exhibit to the Registration Statement (collectively the "Documents"). Our opinion is premised and conditioned on the accuracy of the facts contained in the Documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein and on the assumption that the transactions contemplated therein will be consummated in the manner described therein. In particular, and without limiting the scope of the preceding sentence, we have assumed for purposes of our opinion that the trustees of the Trust will conduct the affairs of the Trust in accordance with the Trust Agreement. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the Documents.

         In our examination related to delivery of this opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. In examining documents executed by parties other than the Company or the Trust, we have assumed that such parties had the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or otherwise, and execution and delivery by such parties of such documents and that, except as set forth in paragraphs (1) and (2) below, such documents constitute valid and binding obligations of such parties. In addition, we have assumed that the Amended and Restated Trust Agreement of the Trust, the Preferred Securities of the Trust, the Guarantee, the Subordinated Debentures and the Indenture, when executed, will be executed in substantially the form reviewed by us. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers, trustees, and other representatives of the Company, the Trust, and others.

         We are members of the bar of the state of Texas, and we express no opinion as to the laws of any other jurisdiction.

         Based upon and subject to the foregoing and to other qualifications and limitations set forth herein, we are of the opinion that:

          1. After the Indenture has been duly executed and delivered, the Subordinated Debentures, when duly executed, delivered, authenticated and issued in accordance with the Indenture and delivered and paid for as contemplated by the Registration Statement, will be valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

          2. The Guarantee, when duly executed and delivered by the parties hereto, will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by
               (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity regardless of whether enforceability is considered in a proceeding at law or in equity.

         We hereby consent to the reference to us under the caption "Legal Matters" in the Prospectus forming a part of the Registration Statement and to the inclusion of this legal opinion as an Exhibit to the Registration Statement.

                                          Very truly yours,


                                          /s/ Jackson Walker, L.L.P.
                                          --------------------------------------

                                                                     Exhibit 5.2
                [Letterhead of Richards, Layton & Finger, P.A.]




                                January 14, 2003

First Banks, Inc.
600 James S. McDonnell Boulevard
Mail Code M1-199-014
Hazelwood, Missouri  63042

         Re: First Preferred Capital Trust IV
             --------------------------------

Ladies and Gentlemen:

         We have acted as special Delaware counsel for First Banks, Inc., a Missouri corporation (the "Company") and First Preferred Capital Trust IV, a Delaware statutory trust (the "Trust") in connection with the matters set forth herein. At your request, this opinion is being furnished to you.

         For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

         (a) The Certificate of Trust of the Trust, as filed with the office of the Secretary of State of the State of Delaware (the "Secretary of State") on January 2, 2003;

         (b) The Trust Agreement of the Trust, dated as of January 2, 2003, among the Company and the trustees named therein;

         (c) The Registration Statement (the "Registration Statement") on Form S-2, including a preliminary prospectus with respect to the Trust (the "Prospectus"), relating to the Cumulative Trust Preferred Securities of the Trust representing preferred undivided beneficial interests in the Trust (each, a "Preferred Security" and collectively, the "Preferred Securities"), as filed by the Company and the Trust with the Securities and Exchange Commission on or about January 14, 2003.

         (d) A form of Amended and Restated Trust Agreement for the Trust, to be entered into between the Company, the trustees of the Trust named therein, and the holders, from time to time, of the undivided beneficial interests in the assets of such Trust (including the Exhibits thereto) (the "Trust Agreement"), filed as an exhibit to the Registration Statement; and

         (e) A Certificate of Good Standing for the Trust, dated January 14, 2003, obtained from the Secretary of State.

         Initially capitalized terms used herein and not otherwise defined are used as defined in the Trust Agreement.

         For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (e) above. In particular, we have not reviewed any document (other than the documents listed in paragraphs
(a) through (e) above) that is referred to in or incorporated by reference into the documents reviewed by us. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

         With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

         For purposes of this opinion, we have assumed (i) that the Trust Agreement will constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including with respect to the creation, operation and termination of the applicable Trust, and that the Trust Agreement and the Certificate of Trust will be in full force and effect and will not be amended, (ii) except to the extent provided in paragraph 1 below, the due organization or due formation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization or formation, (iii) the legal capacity of natural persons who are parties to the documents examined by us, (iv) that each of the parties to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents,
(v) the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) the receipt by each Person to whom a Preferred Security is to be issued by the Trust (collectively, the "Preferred Security Holders") of a Preferred Security Certificate for such Preferred Security and the payment for such Preferred Security, in accordance with the Trust Agreement and the Registration Statement, and (vii) that the Preferred Securities are authenticated, issued and sold to the Preferred Security Holders in accordance with the Trust Agreement and the Registration Statement. We have not participated in the preparation of the Registration Statement or the Prospectus and assume no responsibility for their contents.

         This opinion is limited to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

         Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

          1. The Trust has been duly created and is validly existing in good standing as a statutory trust under the Statutory Trust Act.

          2. The Preferred Securities of the Trust will represent valid and, subject to the qualifications set forth in paragraph 3 below, fully paid and nonassessable beneficial interests in the assets of the Trust.

          3. The Preferred Security Holders, as beneficial owners of the Trust, will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note that the Preferred
Security Holders may be obligated to make payments as set forth in the Trust Agreement.

         We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. We hereby consent to the use of our name under the heading "Legal Matters" in the Prospectus. In giving the foregoing consents, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.


                                             Very truly yours,


                                             /s/ Richards, Layton & Finger, P.A.
                                             -----------------------------------

EAM

                                                                     Exhibit 8.1

                     [Letterhead of Jackson Walker, L.L.P.]


                                January 16, 2003


First Banks, Inc.
135 North Meramec
Clayton, Missouri 63105

First Preferred Capital Trust IV
135 North Meramec
Clayton, Missouri 63105

         Re: First Preferred Capital Trust IV, ___% Cumulative Trust Preferred
             Securities

Ladies and Gentlemen:

         We have acted as federal income tax counsel for First Banks, Inc., a Missouri corporation (the "Company"), and First Preferred Capital Trust IV, a statutory trust created under the laws of Delaware (the "Trust"), in connection with the proposed issuance, pursuant to a registration statement on Form S-2 dated January 16, 2003 filed by the Company and the Trust (the "Registration Statement"), of: (i) % Cumulative Trust Preferred Securities of the Trust (the "Preferred Securities") pursuant to the terms of an Amended and Restated Trust Agreement between the Company and Fifth Third Bank, as Property Trustee (the "Trust Agreement"); (ii) subordinated debentures of the Company (the "Subordinated Debentures") pursuant to the terms of an indenture between the Company and Fifth Third Bank, as Indenture Trustee; and (iii) the Company's guarantee pursuant to the terms of a Preferred Securities Guarantee Agreement for the Trust between the Company and Fifth Third Bank, as Guarantee Trustee. In connection with our engagement, we have participated in the preparation of the discussion set forth under the caption "Material United States Federal Income Tax Consequences" in the Registration Statement. Except as otherwise indicated, capitalized terms used herein have the meanings given to them in the Registration Statement.

         In rendering this opinion, we have examined such documents, records and other instruments as we have deemed necessary or appropriate, including, without limitation, the Registration Statement and the forms of the documents attached as exhibits to the Registration Statement (collectively the "Documents"). Our opinion is premised and conditioned on the accuracy of the facts contained in the Documents, the correctness of all representations made in the Documents, the assumption that the final Documents will be substantially identical to the forms of the Documents attached as exhibits to the Registration Statement, the assumption that the transactions contemplated by the Documents will be consummated in the manner described in the Documents, and the assumption that there will be full compliance with all of the terms of the final Documents. In particular, and without limiting the scope of the preceding sentence, we have assumed for purposes of our opinion that the trustees will conduct the affairs of the Trust in accordance with the Trust Agreement.

         In rendering this opinion, we have also relied, without independent investigation or verification, upon the initial and continuing accuracy of the following certifications on behalf of the Company or the Trust, as appropriate, the initial and continuing accuracy of which constitute an integral basis for the opinions expressed herein:

          o The Company and the Trust intend to create a debtor-creditor relationship between the Company, as debtor, and the Trust, as creditor, upon the issuance of the Subordinated Debentures to the Trust by the Company, and the Company and the Trust will: (i) record and at all times continue to reflect the Subordinated Debentures as indebtedness of the Company on their respective separate books and records for financial accounting purposes; and
               (ii) treat the Subordinated Debentures as indebtedness of the Company for all United States federal income tax purposes.

          o    The sole assets of the Trust will be the Subordinated Debentures.

          o The Company has no present intent to exercise its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

          o The Company believes that the likelihood that it would exercise its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures is remote because of the resulting (i) restrictions that would be imposed on the Company's ability to pay dividends on its outstanding equity and its ability to make payments on its outstanding debt securities that rank pari passu or junior to the Subordinated Debentures, and (ii) adverse effect on the Company's cost of, and ability to raise, capital in the future.

          o The Company expects that it will be able to cause its subsidiaries to pay dividends and, as necessary, make payments of principal and interest pursuant to the terms of any outstanding intercompany notes between the Company and any of its subsidiaries in amounts and at times sufficient to enable the Company to make timely payments of interest and principal on the Subordinated Debentures.

          o The Company has and expects to continue to have material amounts of trade accounts payable.

          o There has been no material payment default by the Company with respect to any of its currently or previously outstanding debt.

         Accordingly, subject to the assumptions, qualifications, and conditions set forth in this opinion and under the caption "Material United States Federal Income Tax Consequences" in the Registration Statement:

          1. We are of the opinion that the Trust will be characterized for United States federal income tax purposes as a grantor trust;

          2. We are of the opinion that the Subordinated Debentures will be classified for United States federal income tax purposes as debt of the Company; and

          3. The other legal conclusions contained in the discussion set forth under the caption "Material United States Federal Income Tax Consequences" in the Registration Statement constitute the opinion of this firm with respect to the United States federal income tax matters specifically addressed thereby.

         This opinion is based on the Internal Revenue Code of 1986, as amended, United States Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in existence and in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Any such changes could have a material impact upon the conclusions reached herein. Our opinion is not binding on the Internal Revenue Service or the courts. The authorities on which this opinion is based are subject to various interpretations and there is no clear legal precedent dealing with the federal income tax characterization of securities similar to the Subordinated Debentures and the Preferred Securities. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

         We specifically note that we are rendering no opinion as to the state, local or foreign tax consequences of the transactions described in the Registration Statement, nor do we render any opinion as to any United States federal income tax consequences of the transactions described in the Registration Statement except as expressly provided in this opinion letter. We undertake no obligation to update this opinion after the date hereof.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the use of our name under the headings "Material United States Federal Income Tax Consequences" and "Legal Matters" in the Registration Statement.

                                                       Sincerely,

                                                       /s/ Jackson Walker L.L.P.
                                                       -------------------------

                                                                    Exhibit 10.7

                                 FIRST AMENDMENT
                                       TO
                            SECURED CREDIT AGREEMENT


         This First Amendment is made as of this 31st day of December, 2002, by and among First Banks, Inc., a Missouri corporation (the "Borrower"); Wells Fargo Bank, National Association, a national banking association (the "Agent"); and the undersigned financial institutions.

         Whereas the parties have made and entered into a Secured Credit Agreement dated as of August 22, 2002 (the "Credit Agreement").

         Whereas the Borrower is concerned that it will be unable to achieve the Minimum Return on Assets determined for the quarter ending December 31, 2002, pursuant to Section 7.04 of the Credit Agreement.

         Whereas the Borrower has requested that the Credit Agreement be amended for the purpose of reducing the Minimum Return on Assets requirement for the quarter ending December 31, 2002 only.

         Whereas the Agent and the financial institutions that have executed this First Amendment have consented to the amendment requested by the Borrower, on the terms and conditions set forth in this First Amendment.

         Now, therefore, in consideration of the premises and of the mutual covenants and agreements hereinafter contained, it is agreed as follows:

                  1. All of the capitalized terms used in this First Amendment which are not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

                  2. Section 7.04 of the Credit Agreement is hereby amended to be and read as follows:

                           "Section 7.04 Minimum Return on Assets. The Borrower
                                         ------------------------
                  will maintain (on a consolidated basis) its Return on Assets, determined as of each calendar quarter end, at not less than .70%; provided, however, that such Return on Assets determined
                        --------  -------
                  for the calendar quarter ended December 31, 2002 shall be not less than .60%."

                  3. A new Section 7.07 is hereby added to the Credit Agreement, to be and read as follows:

                           "Section 7.07 Current Quarter Return on Assets.
                                         --------------------------------
                  Commencing with the calendar quarter ending December 31, 2002, the Borrower will maintain at or above .80% the percentage determined by multiplying its consolidated Net Income for the calendar quarter immediately preceding the date of determination by four, and dividing the resulting amount by the Borrower's consolidated assets as of such quarter-end."

                  4. This First Amendment shall take effect when the Agent shall have received counterparts hereof executed on behalf of the Borrower and at least the Required Lenders and shall have received for the account of each Bank, in form and substance satisfactory to the Agent and its counsel, a signed copy of an opinion of counsel for the Borrower, addressed to the Banks, to the effect that the Credit Agreement as amended by this First Amendment constitutes the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.


                  5. Except as amended by this First Amendment, all of the original terms and conditions of the Credit Agreement shall remain in full force and effect. On the date this First Amendment becomes effective, each reference in the Credit Agreement to "this Agreement" shall be deemed to be a reference to the Credit Agreement as amended by this First Amendment.

                  6. This First Amendment may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures hereto were upon the same instrument.

                  7. The Borrower will reimburse the Agent upon demand for its out-of-pocket expenses, including fees and expenses of outside counsel, in connection with the preparation and review of this First Amendment and any related documents and agreements. In addition, the Borrower will pay to the Agent, for the pro rata account of the Lenders that execute this First Amendment, an amendment fee equal to .125% of the sum of (i) the aggregate Commitment Amounts of such Lenders, determined as of December 31, 2002, plus (ii) the aggregate maximum amount that such Lenders could be required to pay to the Agent pursuant to Section 2.15(b) of the Secured Credit Agreement.



                            (Signature Page Follows)

         In Witness Whereof, the parties hereto have caused this First Amendment to be duly executed by their respective officers thereunto duly authorized as of the date first above written.



Address:                                        FIRST BANKS, INC.
600 James S. McDonnell Blvd.
Mail Code M1-199-014
Hazelwood, MO 63042
Attention:  Allen H. Blake                      By  /s/ Allen H. Blake
                                                   -----------------------------
Telecopier:  (314) 592-6621                        Its  President



Address:                                        WELLS FARGO BANK, NATIONAL
MAC:  N9305-071                                     ASSOCIATION, as Agent
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun
Telecopier: 612-667-3510                        By /s/ Doug Gallun
                                                   -----------------------------
                                                   Its Vice President
                                                       -------------------------



Address:                                        WELLS FARGO BANK, NATIONAL
MAC:  N9305-071                                     ASSOCIATION, as a Lender
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun                         By /s/ Doug Gallun
                                                   -----------------------------
Telecopier: 612-667-3510                           Its Vice President
                                                       -------------------------



Address:
120 South LaSalle Street                        Bank One, N.A.
Chicago, Illinois 60603-3400
Attention:
Telecopier: (312) 661-9511                      By  /s/ Sunil Mehta
                                                   -----------------------------
                                                   Its  Commercial Banking
                                                        Officer
                                                        ------------------------

Address:                                        LASALLE BANK NATIONAL
One Metropolitan Square                             ASSOCIATION
211 North Broadway, Suite 4050
St. Louis, Missouri 63102
Attention: Robert J. Mathias                    By /s/ Robert J. Mathias
                                                   -----------------------------
Telecopier: (314) 621-3947                         Its Senior Banker
                                                       -------------------------



Address:                                        THE NORTHERN TRUST COMPANY
50 South LaSalle Street
Chicago, Illinois 60675
Attention: Thomas E. Bernhardt                  By /s/ Thomas E. Bernhardt
                                                   -----------------------------
Telecopier: 312-557-8337                           Its Vice President
                                                       -------------------------



Address:                                        UNION BANK OF CALIFORNIA, N.A.
445 South Figureroa Street
Los Angeles, California 90071
Attention: Dennis A. Cattell                    By /s/ Dennis A. Cattell
                                                   -----------------------------
Telecopier: (213) 236-5548                         Its Vice President
                                                       -------------------------



Address:                                        SUNTRUST BANK, NASHVILLE
201 Fourth Avenue North
Nashville, Tennessee 37219
Attention: Richard B. Boring                    By /s/ Richard B. Boring
                                                   -----------------------------
Telecopier: (615) 748-5161                         Its Vice President
                                                       -------------------------



Address:                                        FIFTH THIRD BANK
1701 Golf Road, Tower One, Suite 700
Rolling Meadows, IL 60008
Attention: Patrick A. Horne                     By /s/ Patrick A. Horne
                                                   -----------------------------
Telecopier: (847) 871-6026                         Its Vice President
                                                       -------------------------



                                                                                                                 EXHIBIT 12.1


                                                        FIRST BANKS, INC.
                                               RATIO OF EARNINGS TO FIXED CHARGES



                                                 As of or for the
                                                Nine Months Ended
                                                  September 30,             As of or for the Year Ended December 31,
                                               --------------------- -------------------------------------------------------
                                                 2002        2001       2001       2000       1999        1998       1997
                                               ----------  ---------  ---------  --------- -----------  ---------  ---------
                                                                      (dollars expressed in thousands)

   Income before provision for income
     taxes and minority interest
         in income of subsidiary................$ 48,899     61,750     98,567     92,635      72,151     54,474      50,380


   Add back:
        Interest:
             With deposits....................   121,735    164,840    209,604    200,852     170,751    172,021     156,153
             Without deposits.................    22,103     20,795     27,066     23,030      25,059     19,966      17,492
        Rent expense..........................    11,500      9,100     12,900     10,700       7,400      5,200       4,900


   Earnings base:
         With deposits........................   182,134    235,690    321,071    304,187     250,302    231,695     211,433
         Without deposits.....................    82,502     91,645    138,533    126,365     104,610     79,640      72,772


   Fixed charges:
         Including interest on deposits.......   133,235    173,940    222,504    211,552     178,151    177,221     161,053
         Excluding interest on deposits.......    33,603     29,895     39,966     33,730      32,459     25,166      22,392

   Ratio of earnings to fixed charges:
         Including interest on deposits.......      1.37x      1.36x      1.44x      1.44x       1.40x      1.31x       1.31x

         Excluding interest on deposits.......      2.46       3.07       3.47       3.75        3.22       3.16        3.25


                                                                    Exhibit 23.1






                            [Letterhead of KPMG LLP]


                          Independent Auditors' Consent



     The Board of Directors
     First Banks, Inc.:

     We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report refers to First Banks, Inc. changing its method of accounting for derivative instruments and hedging activities in 2001.






     St. Louis, Missouri
     January 14, 2003

                                                                    Exhibit 25.1

                                    FORM T-1                       File No. ____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                          PURSUANT TO SECTION 305(B)(2)

                                FIFTH THIRD BANK
               (Exact name of trustee as specified in its charter)

                                      OHIO
     (Jurisdiction of incorporation or organization if not a national bank)

                                   31-0854433
                      (I.R.S. Employer Identification No.)

                   38 Fountain Square Plaza, Cincinnati, Ohio
                    (Address of principal executive offices)

                                      45263
                                      -----
                                   (Zip Code)

                    Paul L. Reynolds, 5th and Walnut Streets
                     Cincinnati, Ohio, 45263 (513) 579-5300
            (Name, address and telephone number of agent for service)

                                FIRST BANKS, INC.
               (Exact name of obligor as specified in its charter)

                                    MISSOURI
         (State or other jurisdiction of incorporation or organization)

                                   43-1175538
                         (I.R.S. Employer Identification No.)

                                135 NORTH MERAMEC
                               ST. LOUIS, MISSOURI
                    (Address of principal executive offices)

                                      63105
                                   (Zip Code)

                            % SUBORDINATED DEBENTURES
                       (Title of the indenture securities)

Item 1.   General information.

                  Furnish the following information as to the trustee -

         (a) Name and address of each examining or supervising authority to which it is subject.

                  Ohio Superintendent of Banks
                  State Office Tower
                  30 E. Broad Street
                  Columbus, Ohio 43215

                  Federal Reserve Bank of Cleveland
                  East Sixth Street and Superior Avenue
                  Cleveland, Ohio 44101

                  Federal Deposit Insurance Corporation,
                  Washington, D.C.

         (b)      Whether it is authorized to exercise corporate trust powers.

                  Yes.

Item  2.          Affiliations with obligor.

                  If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.

Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14 and 15 are not applicable by virtue of the answer to Item 13.

Item  13. Defaults by the obligor.

         (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

None.

         (b) If the Trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

None.

Item  16.         List of Exhibits.

                  List below all exhibits filed as a part of this statement of eligibility.

         (1) A copy of the Certificate of Incorporation of the trustee as now in effect.

         (2) A copy of the certificate of authority of the trustee to commence business. (Included in Exhibit 1)

         (3) A copy of the authorization of the trustee to exercise corporate trust powers.

         (4) A copy of the existing code of regulations of the trustee incorporating amendments to date.

         (5)      A copy of each indenture referred to in Item 4.

         (6) The consent of the trustee required by Section 321 (b) of the Trust Indenture Act of 1939.

         (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         (8) A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

         (9) Foreign trustees are required to file a consent to service of process of Form F-X

                                    SIGNATURE


                  Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Fifth Third Bank, a corporation organized and existing under the laws of the State of Ohio, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati and the State of Ohio, on the 14th day of January, 2003.


                                               FIFTH THIRD BANK


                                                By: /s/ Geoffrey D. Anderson
                                                    ----------------------------
                                                        Geoffrey D. Anderson
                                                Its:    Assistant Vice President

                                    EXHIBIT 1

                          CERTIFICATE OF INCORPORATION
                         OF THE TRUSTEE AS NOW IN EFFECT

                        AMENDED ARTICLES OF INCORPORATION

                                       OF

                         FIFTH THIRD BANK, WESTERN OHIO

FIRST:            The name of this Corporation shall be Fifth Third Bank.

SECOND: The place in Ohio where its principal office is to be located is Cincinnati, Hamilton County, Ohio.

THIRD: This Corporation is formed for the purpose of (a) receiving on deposit or in trust, moneys, securities and other valuable property, on such terms as may be agreed, and of doing the business of a savings bank and of a trust company; (b) disposing of box vaults for safekeeping of valuables by lease or otherwise; (c) investing and loaning the funds of the company and those received by it on deposit or in trust; (d) doing a commercial banking business;
                  (e) doing the business of a special plan bank; and (f) doing any other lawful act or activity for which banking corporations may be formed under Ohio law; and in furtherance of said purposes, to exercise all of the powers which may be lawfully exercised by a corporation formed therefor, and to do all things necessary or incident thereto.

FOURTH: The maximum number of shares which this Corporation is authorized to have outstanding shall be Four Hundred Fifty-Four Thousand Forty-Two (454,042) shares of common stock, with a par value of Ten Dollars ($10.00) per share.

FIFTH: No holder of any share or shares of any class issued by this Corporation shall be entitled as such, as a matter of right, at any time, to subscribe for or purchase (i) shares of any class issued by this Corporation, now or hereafter authorized, (ii) securities of this Corporation convertible into or exchangeable for shares of any class issued by this Corporation, now or hereafter authorized, or (iii) securities of this Corporation to which shall be attached or appertain to any rights or options whether by the terms of such securities or in the contracts, warrants, or other instruments (whether transferable or non-transferable or separable or inseparable from such securities) evidencing such rights or options entitling the holders thereof to subscribe for or purchase shares of any class issued by this Corporation, now or hereafter authorized; it being the intent and is the effect of this Article Fifth to fully eliminate any and all pre-emptive rights with respect to the shares of any class issued by this Corporation now or hereafter authorized.

SIXTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, and when approved in advance by the Ohio Superintendent of Banks, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions that the Board of Directors may determine.

SEVENTH: These Amended Articles of Incorporation supersede and take the place of the existing Articles of Incorporation.

                                    EXHIBIT 2

                         CERTIFICATE OF AUTHORITY OF THE
                          TRUSTEE TO COMMENCE BUSINESS
                             (INCLUDED IN EXHIBIT 1)

                                    EXHIBIT 3


                   A COPY OF THE AUTHORIZATION OF THE TRUSTEE
                       TO EXERCISE CORPORATE TRUST POWERS

                                 [See Attached]

                                  STATE OF OHIO

                       DIVISION OF FINANCIAL INSTITUTIONS




This is to certify that Fifth Third Bank, Cincinnati, Ohio, organized under the laws of the State of Ohio has complied with the laws relating to trust companies under Section 1111.04 of the Ohio Revised Code and is qualified to exercise trust powers in Ohio.

Witness my hand at Columbus, Ohio, this 14th day of January, 2003.



                                      /s/  F. Scott O'Donnell
                                      -----------------------------------------
                                           F. Scott O'Donnell
                                           Superintendent
                                           Division of Financial Institutions

                                    EXHIBIT 4

            A COPY OF THE EXISTING CODE OF REGULATIONS OF THE TRUSTEE
                        INCORPORATING AMENDMENTS TO DATE

                                 [See Attached]

                     CODE OF REGULATIONS OF FIFTH THIRD BANK
                     ---------------------------------------


                                    ARTICLE I
                                  SHAREHOLDERS

         Section 1. Meetings. The annual meeting of the Shareholders shall be held at the principal office of the Corporation at such hour, as may be fixed in the notice of such meeting, and on such date, not earlier than the second Tuesday of January or later than the third Tuesday of April of each year, as shall be fixed by the Board of Directors and communicated in writing to the Shareholders not later than twenty (20) days prior to such meeting.

         Section 2. Quorum. Shareholders, whether in person or by lawful proxies, representing a majority in amount of the outstanding stock of the Corporation, shall constitute a quorum at any Shareholders' meeting. If there be less than a majority in amount of such stock at any meeting, the meeting may be adjourned from time to time.

                                   ARTICLE II
                               BOARD OF DIRECTORS

         Section 1. Election and Number. The Board of Directors shall be elected by the Shareholders. The Board of Directors shall be composed of eighteen (18) persons unless this number is changed by: (1) the Shareholders in accordance with the applicable laws of Ohio or (2) the vote of a majority of the Directors in office. The Directors may increase the number to not more than twenty four
(24) persons and may decrease the number to not less than fifteen (15) persons. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors in office. Within sixty (60) days of the election or appointment of each Director, the Director shall take and subscribe to an oath to diligently and honestly perform the duties of a director and to not knowingly violate, or permit to be violated, any federal or Ohio banking law.

         Section 2. Term. Directors shall hold office until the expiration of the term for which they were elected, and shall continue in office until their respective successors shall have been duly elected and qualified. Any such term of office shall be no longer than three (3) years.

         Section 3. Qualifications and Compensation. No person shall serve as a Director who does not meet the qualification requirements of the applicable laws of Ohio. Each Director shall be entitled to receive such compensation for attendance at meetings of the Board of Directors or Committees thereof as the Board of Directors may, from time to time, fix.

         Section 4. Replacement or Removal. Directors may be replaced or removed as provided by the laws of Ohio, provided that Directors may be removed without cause only by an affirmative vote of not less than two-thirds (2/3) of the outstanding shares of the Corporation.

         Section 5. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the Board of Directors until an election to fill such vacancy is had.

         Section 6. Quorum. A majority of the whole authorized number of Directors, as the same shall be established from time to time in accordance with
Section 1 of this Code of Regulations, shall constitute a quorum for a meeting of the Directors, except that a majority of the Directors in office constitutes a quorum for the filling of a vacancy or vacancies of the Board.

         Section 7. Meetings of the Board. Regular meetings of the Board of Directors shall be held on the third Tuesday of each month, or at such other times as may be determined by the Board of Directors. Except as otherwise provided by the laws of Ohio, any business may be transacted at any regular meeting of the Board of Directors. Special meetings shall be held upon the call of the Chairman of the Board, if one be elected, or by the President, or in their absence, by a Vice President or any three (3) Directors.

         Section 8. Notice of Meetings. The Secretary shall give notice of each meeting of the Board of Directors, whether regular or special, to each member to the Board.

         Section 9.  Committees.

         9.1 Executive Committee. The Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the Board of Directors. Such executive Committee shall serve until their successors are appointed. A majority of the members of said Committee shall constitute a quorum. The Executive Committee shall conduct the business of the Corporation and shall have all the powers of the Board of Directors when said Board is not in session, except that of declaring a dividend. The Secretary of the Corporation shall keep a record of the Committee's proceedings, which, signed by the Chairman of the Committee, shall be presented at the meetings of the Committees and at the meetings of the Board of Directors.

         9.2 Other Committees. The Board of Directors shall appoint a Trust Committee of which the Vice President and Trust Officer and at least three (3) of its members who are not officers of the Corporation shall be members. The Vice President and Trust Officer shall be Chairman of the Trust Committee. In addition thereto, the Chairman of the Board, Chief Executive Officer or President, may appoint such additional Committees, by and with the approval of the Board of Directors, as may be deemed desirable or necessary.

         Each such Committee, so appointed, shall have such powers and perform such duties, not inconsistent with the applicable laws of Ohio, as may be delegated to it by the Board of Directors.

Section 10. Indemnification. The Corporation shall indemnify each Director and each Officer of the Corporation, and each person employed by the Corporation who serves at the written request of the President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by the applicable laws of Ohio. The term `Officer' as used in this Section shall include the Chairman of the Board and the Vice Chairman of the Board if such offices are filled, the Chief Executive Officer, the President, each Vice President, each Affiliate Director, the Treasurer, the Secretary, the Cashier, the Controller, the Auditor, the Counsel and any other person who is specifically designated as an `Officer' within the operation of this Section by action of the Board of Directors. The Corporation may indemnify assistant Officers, employees and others by action of the Board of Directors to the extent permitted by the applicable laws of Ohio.

                                   ARTICLE III
                                    OFFICERS

         Section 1. Election of Officers. The Board of Directors at the first meeting after the election of Directors may elect one of its own number Chairman of the Board and one of its own number Vice Chairman of the Board; and it shall elect one of its own number President. It may also elect a Chief Executive Officer, one or more Vice Presidents (one or more of whom may be designated Executive Vice President and/or Senior Vice President and/or Vice President and Trust Officer), one or more Affiliate Directors, a Cashier, a Secretary, and a Treasurer, and it may appoint such other officers as the Board may deem advisable. The Corporation may also elect a Chief Executive Officer, President, Chief Financial Officer, Secretary and/or Treasurer for each affiliate of the Corporation as determined appropriate from time to time by the Board of Directors, with such officers having the name of such affiliate appended to his of her title (e.g., President (Northeastern Ohio)). Any two or more offices may be held by the same person. Officers so elected shall hold office during the term of the Board by whom they are elected, subject to the power of the Board to remove them at its discretion. They shall be bonded in such amount and with such surety or securities as the Board of Directors shall require.

         Section 2. Powers and Duties. The Chairman of the Board of Directors, if the office be filled, otherwise the Vice Chairman of the Board of Directors, if the office be filled, otherwise the President shall preside at all meetings of the Shareholders and the Board of Directors, shall be responsible for the supervision and control over the business of the Corporation and shall serve at the pleasure of the Board of Directors. In the absence or disability of any of the foregoing officers, their respective duties shall be performed by the Chairman of the Board, the Vice Chairman of the Board, the President, or by a Vice President specifically designated by the Board of Directors, in the order named.

         The Secretary, or in his absence or disability, the assistant Secretary, shall act, ex officio, as Secretary of all meetings of the Shareholders, the Board of Directors and the Executive Committee. The other officers of the Corporation shall have such powers and duties as usually and customarily attach to their offices.

                                   ARTICLE IV
                          AFFILIATE BOARDS OF DIRECTORS

         Section 1. Affiliate Boards of Directors. The Board of Directors may elect such of its members and Officers of the Corporation (whether or not such other persons are employed by the Corporation) in such numbers as the Board of Directors deems necessary to form an affiliate board of directors for such affiliates of the Corporation as determined appropriate from time to time by the Board of Directors. As of December 29, 2000, such affiliates are anticipated to be known as: Fifth Third Bank (Central Ohio), Fifth Third Bank (Ohio Valley), Fifth Third Bank (Northwestern Ohio), Fifth Third Bank (Northeastern Ohio), and Fifth Third Bank (Western Ohio). Any person designated as an Affiliate Director, who is not employed by the Corporation, shall be a Non-Employee Officer of the Corporation. Affiliate Directors so elected shall hold office during the term of the Board by whom they are appointed, subject to the power of the Board to remove them at its discretion and/or until such time as their successors have been duly elected and qualified.

         Section 2. Powers and Duties. The Board of Directors may delegate to each Affiliate Board of Directors the power and authority to take by majority vote of the members of such Affiliate Board of Directors any and all such actions that may be legally delegated by the Board of Directors to any one or more officers of the Corporation pursuant to the laws of Ohio. Any action taken by any Affiliate Director pursuant to the direction given or authorization granted to him or her by such Affiliate Board of Directors shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

         Section 3. Executive Committees. Each Affiliate Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the respective Affiliate Board of Directors. Such executive Committee shall serve until their successors are appointed. The Board of Directors may delegate to each such Executive Committee of an Affiliate Board of Directors any and all such actions that may be legally delegated to the respective Affiliate Board of Directors pursuant to the laws of Ohio. Any action taken by any officer of the Corporation pursuant to the direction given or authorization granted to him or her by such an Executive Committee shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

                                    ARTICLE V
                              CERTIFICATES OF STOCK

         Section 1. Form. Certificates for shares of stock shall be signed by the Chairman of the Board, or by the President, or by one of the Vice Presidents, and by the Secretary or Treasurer or by the Cashier or an Assistant Cashier, shall contain such statements as are required by applicable Ohio law, and shall otherwise be in such form as the Board of Directors may, from time to time, require.

         Section 2. Transfers. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by duly authorized attorney upon surrender of the certificates therefor with duly executed assignment endorsed thereon or attached thereto.

         Section 3. Closing of Transfer Books. The books for the transfer of the stock of the Corporation shall be closed for at least five (5) days preceding the annual meeting of Shareholders, and may be closed by order of the Board of Directors, or Executive Committee, for a like period before any other meeting of the Shareholders.

                                   ARTICLE VI
                                   AMENDMENTS

         These regulations may be changed, and new regulations adopted by the assent thereto in writing of at least two-thirds (2/3) of the Shareholders of the Corporation in number and in amount or by a majority of such Shareholders in number and in amount; at a meeting held for that purpose, notice of which has been given by the President, the Secretary, or any two (2) Directors on behalf of the Corporation, personally or by written notice, to each Shareholder, or in such other manner as may then be authorized by the applicable laws of Ohio.

                                    EXHIBIT 5


                 A COPY OF EACH INDENTURE REFERRED TO IN ITEM 4

                                (NOT APPLICABLE)

                                    EXHIBIT 6

             THE CONSENT OF THE TRUSTEE REQUIRED BY SECTION 321 (B)
                       OF THE TRUST INDENTURE ACT OF 1939

                                 [See Attached]

                              EXHIBIT 6 TO FORM T-1

                               CONSENT OF TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Banks, Inc., of its % Subordinated Debentures, we hereby consent that reports of examination by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                               FIFTH THIRD BANK


                                                By:/s/ Geoffrey D. Anderson
                                                --------------------------------
                                                       Geoffrey D. Anderson
                                                Its:   Assistant Vice President

Dated:  January 14, 2003

                                    EXHIBIT 7

             A COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE
                  PUBLISHED PURSUANT TO LAW OR THE REQUIREMENTS
                    OF ITS SUPERVISING OR EXAMINING AUTHORITY

                                 [See Attached]

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

                                                                                            Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------
ASSETS
1. Cash and balance due from depository institutions (from Schedule RC-A):                   RCFD
                                                                                             ----
                                                                                                    -------------
   a.    Noninterest-bearing balances and currency and coin (1)                              0081        932,991  1.a
                                                               -----------------------              -------------
   b.    Interest-bearing balances (2)                                                       0071         32,509  1.b
                                      ------------------------------------------------              -------------
2. Securities:
   a.    Held-to-maturity securities (from Schedule RC-B, column A)                          1754         12,908  2.a
                                                                   -------------------              -------------
   b.    Available-for-sale securities (from Schedule RC-B, column D)                        1773     13,880,429  2.b
                                                                     -----------------              -------------
3. Federal Funds sold and securities purchased under agreements to resell                    RCON
                                                                                                    -------------
   a.    Federal funds sold in domestic offices                                              B987        933,368  3.a
                                                                                                    -------------
                                                                                             RCFD
   b.    Securities purchased under agreements to resell (3)                                 B989             0   3.b
                                                            --------------------------              -------------
4. Loans and lease financing receivables (from Schedule RC-C):
                                                                                                    -------------
   a.    Loans and leases held for sale                                                      5369      2,558,712   4.a
                                       ---------------------------------------
                                                                                                    -------------
                                                                                      -----------
   b.    Loans and leases, net of unearned income                              B528    22,815,854                  4.b
                                                 -----------------------------        -----------
   c.    LESS: Allowance for loan and lease losses                             3123       335,331                  4.c
                                                  ----------------------------        -----------
   d.    Loans and leases, net of unearned income and
         allowance (Item 4.b minus 4.c)                                                      B529     22,480,523  4.d
                                       -----------------------------------------------              -------------
5. Trading assets (from Schedule RC-D)                                                       3545          5,147  5.
                                       ------------------------------------------                   -------------
6. Premises and fixed assets (including capitalized leases)                                  2145        394,056  6.
                                                            ---------------------                   -------------
7. Other real estate owned (from Schedule RC-M)                                              2150         15,015  7.
                                                ---------------------------------                   -------------
8. Investments in unconsolidated subsidiaries and associated companies (from
   Schedule RC-M)
                  ---------------------------------------------------------------            2130              0  8.
                                                                                                    -------------
9. Customers' liability to this bank on acceptances outstanding                              2155         21,896  9.
                                                                -----------------                   -------------
10.Intangible assets                                                                                              10.
   a.    Goodwill                                                                            3163        156,985  10.a
                       ---------------------------------------------------------------              -------------
   b.    Other intangible assets (from Schedule RC-M)                                        0426        427,493  10.b
                                                        ------------------------------              -------------
11.Other assets (from Schedule RC-F)                                                         2160      1,903,953  11.
                                          --------------------------------------------              -------------
12.Total Assets (sum of items 1 through 11)                                                  2170     43,755,985  12.
                                                 -------------------------------------              -------------

-------------------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposits not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.



Schedule RC - Continued
                                                                                                Dollar Amounts in Thousands
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13. Deposits:
    a.   In domestic offices (sum of totals of columns A and C from Schedule                 RCON
                                                                                             ----
                                                                                                     ------------
         RC-E, part 1)                                                   RCON                2200     21,355,597    13.a.
                      ----------------------------------------------     ----                        ------------
         1.  Noninterest-bearing (1)                                     6631                          1,339,504    13.a.1.
                           -----------------------------------------             ------------
         2.  Interest-bearing                                            6636     20,016,093                        13.a.2.
                         -------------------------------------------
                                                                                 ------------
                                                                                             RCFN
    b.   In foreign offices, Edge and Agreement subsidiaries, and IBFs                       ----    ------------
         (from Schedule RC-E, part II)                                                       2200      2,419,892    13.b.
                                      ------------------------------                                 ------------
                                                                         RCFN
                                                                         ----
                                                                                 ------------
         1.  Noninterest-bearing                                         6631              0                        13.b1
                       ---------------------------------------------             ------------
         2.  Interest-bearing                                            6636      2,419,892                        13.b2
                    ------------------------------------------------             ------------
14. Federal Funds purchased and securities sold under agreements to repurchase----------
                                                                                             RCON
                                                                                             ----    ------------
    a.    Federal funds sold in domestic offices                                             B993      6,758,013    14.a
                                                                                                     ------------
                                                                                             RCFD
                                                                                             ----    ------------
    b.   Securities sold under agreements to repurchase (3)                                  B995      2,974,276    14.b
                                                                                                     ------------
15.      Trading liabilities (from Schedule RC-D)                                            3548              0    15
                                                 ---------------------------------------             ------------
16. Other borrowed money (includes mortgage indebtedness and obligations under
    capitalized leases) (from Schedule RC-M):                                                3190      3,146,643    16
                                              ------------------------------------------             ------------
17. Not applicable
18. Bank's liability on acceptances executed and outstanding                                 2920         21,896    18
                                                            ----------------------------             ------------
19. Subordinated notes and debentures (4)                                                    3200        609,663    19
                                         -----------------------------------------------             ------------
20. Other liabilities (from Schedule RC-G)                                                   2930      2,382,665    20
                                          ----------------------------------------------             ------------
21. Total liabilities (sum of items 13 through 20)                                           2948     39,668,645    21
                                                  --------------------------------------             ------------
22. Minority interest in consolidated subsidiaries                                           3000        452,205    22
                                                                                                     ------------
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus                                            3838              0    23
                                                  --------------------------------------             ------------
24. Common Stock                                                                             3230          4,540    24
                ------------------------------------------------------------------------             ------------
25. Surplus (exclude all surplus related to preferred stock)                                 3839      1,240,811    25
                                                                                                     ------------
26. a.  Retained earnings                                                                    3632      2,234,357    26.a.
                                                                                                     ------------
    b.  Accumulated other comprehensive income (5)                                           B530        155,427    26.b.
                                                                                                     ------------
27. Other equity capital components (6)                                                      A130              0    27
                                       -------------------------------------------------             ------------
28. Total equity capital (sum of items 23 through 27)                                        3210      3,635,135    28
                                                     -----------------------------------            ------------
29. Total liabilities, minority interest and equity capital (sum of items 21, 22
          and 28)                                                                            3300     43,755,985    29
                 -----------------------------------------------------------------------             ------------



-----------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreighn offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) includes treasury stock and unearned Employee Stock Ownership Plan shares.



Memorandum
To be reported only with the March Report of Condition

1.   Indicate in the box at the right the number of the statement below that best
     describes the most comprehensive level of auditing work performed for the bank by          RCFD      Number
                                                                                                ----      ------
     independent external auditors as of any date during 2001
                                                             ---------------------------        6724         N/A
                                                                                                -----     -------  M.1



1=  Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank.
2=  Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3=  Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm
4=  Directors' examination of the bank conducted in accordance with generally accepted auditing standards by certified public accounting firm (may be required by state chartering authority)
5=  Director's examination of the bank performed by other external auditors (may be required by state chartering authority)
6=  Review of the bank's financial statements by external auditors
7=  Compilation of bank's financial statements by external auditors
8=  Other audit procedures (excluding tax preparation work)
9=  No external audit work


                                    EXHIBIT 8


 A COPY OF ANY ORDER PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT
  AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT


                                (NOT APPLICABLE)

                                    EXHIBIT 9


          FOREIGN TRUSTEES ARE REQUIRED TO FILE A CONSENT TO SERVICE OF
                               PROCESS OF FORM F-X


                                (NOT APPLICABLE)

                                                                    Exhibit 25.2

                                    FORM T-1                       File No. ____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                          PURSUANT TO SECTION 305(B)(2)

                                FIFTH THIRD BANK
               (Exact name of trustee as specified in its charter)

                                      OHIO
     (Jurisdiction of incorporation or organization if not a national bank)

                                   31-0854433
                      (I.R.S. Employer Identification No.)

                   38 Fountain Square Plaza, Cincinnati, Ohio
                    (Address of principal executive offices)

                                      45263
                                      -----
                                   (Zip Code)

                    Paul L. Reynolds, 5th and Walnut Streets
                     Cincinnati, Ohio, 45263 (513) 579-5300
            (Name, address and telephone number of agent for service)

                        FIRST PREFERRED CAPITAL TRUST IV
               (Exact name of obligor as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   APPLIED FOR
                      (I.R.S. Employer Identification No.)

                                135 NORTH MERAMEC
                               ST. LOUIS, MISSOURI
                    (Address of principal executive offices)

                                      63105
                                   (Zip Code)

                          % TRUST PREFERRED SECURITIES
                       (Title of the indenture securities)

Item 1.   General information.

                  Furnish the following information as to the trustee -

          (a) Name and address of each examining or supervising authority to which it is subject.

                  Ohio Superintendent of Banks
                  State Office Tower
                  30 E. Broad Street
                  Columbus, Ohio 43215

                  Federal Reserve Bank of Cleveland
                  East Sixth Street and Superior Avenue
                  Cleveland, Ohio 44101

                  Federal Deposit Insurance Corporation,
                  Washington, D.C.

          (b)     Whether it is authorized to exercise corporate trust powers.

                  Yes.

Item  2.  Affiliations with obligor.

          If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.

Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14 and 15 are not applicable by virtue of the answer to Item 13.

Item  13. Defaults by the obligor.

          (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

None.

          (b) If the Trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

None.

Item  16.         List of Exhibits.

                  List below all exhibits filed as a part of this statement of eligibility.

          (1) A copy of the Certificate of Incorporation of the trustee as now in effect.

          (2) A copy of the certificate of authority of the trustee to commence business. (Included in Exhibit 1)

          (3) A copy of the authorization of the trustee to exercise corporate trust powers.

          (4) A copy of the existing code of regulations of the trustee incorporating amendments to date.

          (5)     A copy of each indenture referred to in Item 4.

          (6) The consent of the trustee required by Section 321 (b) of the Trust Indenture Act of 1939.

          (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          (8) A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

          (9) Foreign trustees are required to file a consent to service of process of Form F-X

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Fifth Third Bank, a corporation organized and existing under the laws of the State of Ohio, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati and the State of Ohio, on the 14th day of January, 2003.


                                             FIFTH THIRD BANK


                                             By: /s/ Geoffrey D. Anderson
                                                 -------------------------------
                                                     Geoffrey D. Anderson
                                             Its:    Assistant Vice President

                                    EXHIBIT 1

                          CERTIFICATE OF INCORPORATION
                         OF THE TRUSTEE AS NOW IN EFFECT

                        AMENDED ARTICLES OF INCORPORATION

                                       OF

                         FIFTH THIRD BANK, WESTERN OHIO

FIRST:        The name of this Corporation shall be Fifth Third Bank.

SECOND: The place in Ohio where its principal office is to be located is Cincinnati, Hamilton County, Ohio.

THIRD: This Corporation is formed for the purpose of (a) receiving on deposit or in trust, moneys, securities and other valuable property, on such terms as may be agreed, and of doing the business of a savings bank and of a trust company; (b) disposing of box vaults for safekeeping of valuables by lease or otherwise;
              (c) investing and loaning the funds of the company and those received by it on deposit or in trust; (d) doing a commercial banking business; (e) doing the business of a special plan bank; and (f) doing any other lawful act or activity for which banking corporations may be formed under Ohio law; and in furtherance of said purposes, to exercise all of the powers which may be lawfully exercised by a corporation formed therefor, and to do all things necessary or incident thereto.

FOURTH: The maximum number of shares which this Corporation is authorized to have outstanding shall be Four Hundred
              Fifty-Four Thousand Forty-Two (454,042) shares of common stock, with a par value of Ten Dollars ($10.00) per share.

FIFTH: No holder of any share or shares of any class issued by this Corporation shall be entitled as such, as a matter of right, at any time, to subscribe for or purchase (i) shares of any class issued by this Corporation, now or hereafter authorized, (ii) securities of this Corporation convertible into or exchangeable for shares of any class issued by this Corporation, now or hereafter authorized, or (iii) securities of this Corporation to which shall be attached or appertain to any rights or options whether by the terms of such securities or in the contracts, warrants, or other instruments (whether transferable or non-transferable or separable or inseparable from such securities) evidencing such rights or options entitling the holders thereof to subscribe for or purchase shares of any class issued by this Corporation, now or hereafter authorized; it being the intent and is the effect of this Article Fifth to fully eliminate any and all pre-emptive rights with respect to the shares of any class issued by this Corporation now or hereafter authorized.

SIXTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, and when approved in advance by the Ohio Superintendent of Banks, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions that the Board of Directors may determine.

SEVENTH: These Amended Articles of Incorporation supersede and take the place of the existing Articles of Incorporation.

                                    EXHIBIT 2

                         CERTIFICATE OF AUTHORITY OF THE
                          TRUSTEE TO COMMENCE BUSINESS
                             (INCLUDED IN EXHIBIT 1)

                                    EXHIBIT 3


                   A COPY OF THE AUTHORIZATION OF THE TRUSTEE
                       TO EXERCISE CORPORATE TRUST POWERS

                                 [See Attached]

                                  STATE OF OHIO

                       DIVISION OF FINANCIAL INSTITUTIONS




This is to certify that Fifth Third Bank, Cincinnati, Ohio, organized under the laws of the State of Ohio has complied with the laws relating to trust companies under Section 1111.04 of the Ohio Revised Code and is qualified to exercise trust powers in Ohio.

Witness my hand at Columbus, Ohio, this 14th day of January, 2003.



                                          /s/ F. Scott O'Donnell
                                           -------------------------------------
                                              F. Scott O'Donnell
                                              Superintendent
                                              Division of Financial Institutions

                                    EXHIBIT 4

            A COPY OF THE EXISTING CODE OF REGULATIONS OF THE TRUSTEE
                        INCORPORATING AMENDMENTS TO DATE

                                 [See Attached]

                     CODE OF REGULATIONS OF FIFTH THIRD BANK
                     ---------------------------------------

                                    ARTICLE I
                                  SHAREHOLDERS

         Section 1. Meetings. The annual meeting of the Shareholders shall be held at the principal office of the Corporation at such hour, as may be fixed in the notice of such meeting, and on such date, not earlier than the second Tuesday of January or later than the third Tuesday of April of each year, as shall be fixed by the Board of Directors and communicated in writing to the Shareholders not later than twenty (20) days prior to such meeting.

         Section 2. Quorum. Shareholders, whether in person or by lawful proxies, representing a majority in amount of the outstanding stock of the Corporation, shall constitute a quorum at any Shareholders' meeting. If there be less than a majority in amount of such stock at any meeting, the meeting may be adjourned from time to time.

                                   ARTICLE II
                               BOARD OF DIRECTORS

         Section 1. Election and Number. The Board of Directors shall be elected by the Shareholders. The Board of Directors shall be composed of eighteen (18) persons unless this number is changed by: (1) the Shareholders in accordance with the applicable laws of Ohio or (2) the vote of a majority of the Directors in office. The Directors may increase the number to not more than twenty four
(24) persons and may decrease the number to not less than fifteen (15) persons. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors in office. Within sixty (60) days of the election or appointment of each Director, the Director shall take and subscribe to an oath to diligently and honestly perform the duties of a director and to not knowingly violate, or permit to be violated, any federal or Ohio banking law.

         Section 2. Term. Directors shall hold office until the expiration of the term for which they were elected, and shall continue in office until their respective successors shall have been duly elected and qualified. Any such term of office shall be no longer than three (3) years.

         Section 3. Qualifications and Compensation. No person shall serve as a Director who does not meet the qualification requirements of the applicable laws of Ohio. Each Director shall be entitled to receive such compensation for attendance at meetings of the Board of Directors or Committees thereof as the Board of Directors may, from time to time, fix.

         Section 4. Replacement or Removal. Directors may be replaced or removed as provided by the laws of Ohio, provided that Directors may be removed without cause only by an affirmative vote of not less than two-thirds (2/3) of the outstanding shares of the Corporation.

         Section 5. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the Board of Directors until an election to fill such vacancy is had.

         Section 6. Quorum. A majority of the whole authorized number of Directors, as the same shall be established from time to time in accordance with
Section 1 of this Code of Regulations, shall constitute a quorum for a meeting of the Directors, except that a majority of the Directors in office constitutes a quorum for the filling of a vacancy or vacancies of the Board.

         Section 7. Meetings of the Board. Regular meetings of the Board of Directors shall be held on the third Tuesday of each month, or at such other times as may be determined by the Board of Directors. Except as otherwise provided by the laws of Ohio, any business may be transacted at any regular meeting of the Board of Directors. Special meetings shall be held upon the call of the Chairman of the Board, if one be elected, or by the President, or in their absence, by a Vice President or any three (3) Directors.

         Section 8. Notice of Meetings. The Secretary shall give notice of each meeting of the Board of Directors, whether regular or special, to each member to the Board.

         Section 9.  Committees.

         9.1 Executive Committee. The Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the Board of Directors. Such executive Committee shall serve until their successors are appointed. A majority of the members of said Committee shall constitute a quorum. The Executive Committee shall conduct the business of the Corporation and shall have all the powers of the Board of Directors when said Board is not in session, except that of declaring a dividend. The Secretary of the Corporation shall keep a record of the Committee's proceedings, which, signed by the Chairman of the Committee, shall be presented at the meetings of the Committees and at the meetings of the Board of Directors.

         9.2 Other Committees. The Board of Directors shall appoint a Trust Committee of which the Vice President and Trust Officer and at least three (3) of its members who are not officers of the Corporation shall be members. The Vice President and Trust Officer shall be Chairman of the Trust Committee. In addition thereto, the Chairman of the Board, Chief Executive Officer or President, may appoint such additional Committees, by and with the approval of the Board of Directors, as may be deemed desirable or necessary.

         Each such Committee, so appointed, shall have such powers and perform such duties, not inconsistent with the applicable laws of Ohio, as may be delegated to it by the Board of Directors.

Section 10. Indemnification. The Corporation shall indemnify each Director and each Officer of the Corporation, and each person employed by the Corporation who serves at the written request of the President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by the applicable laws of Ohio. The term `Officer' as used in this Section shall include the Chairman of the Board and the Vice Chairman of the Board if such offices are filled, the Chief Executive Officer, the President, each Vice President, each Affiliate Director, the Treasurer, the Secretary, the Cashier, the Controller, the Auditor, the Counsel and any other person who is specifically designated as an `Officer' within the operation of this Section by action of the Board of Directors. The Corporation may indemnify assistant Officers, employees and others by action of the Board of Directors to the extent permitted by the applicable laws of Ohio.

                                   ARTICLE III
                                    OFFICERS

         Section 1. Election of Officers. The Board of Directors at the first meeting after the election of Directors may elect one of its own number Chairman of the Board and one of its own number Vice Chairman of the Board; and it shall elect one of its own number President. It may also elect a Chief Executive Officer, one or more Vice Presidents (one or more of whom may be designated Executive Vice President and/or Senior Vice President and/or Vice President and Trust Officer), one or more Affiliate Directors, a Cashier, a Secretary, and a Treasurer, and it may appoint such other officers as the Board may deem advisable. The Corporation may also elect a Chief Executive Officer, President, Chief Financial Officer, Secretary and/or Treasurer for each affiliate of the Corporation as determined appropriate from time to time by the Board of Directors, with such officers having the name of such affiliate appended to his of her title (e.g., President (Northeastern Ohio)). Any two or more offices may be held by the same person. Officers so elected shall hold office during the term of the Board by whom they are elected, subject to the power of the Board to remove them at its discretion. They shall be bonded in such amount and with such surety or securities as the Board of Directors shall require.

         Section 2. Powers and Duties. The Chairman of the Board of Directors, if the office be filled, otherwise the Vice Chairman of the Board of Directors, if the office be filled, otherwise the President shall preside at all meetings of the Shareholders and the Board of Directors, shall be responsible for the supervision and control over the business of the Corporation and shall serve at the pleasure of the Board of Directors. In the absence or disability of any of the foregoing officers, their respective duties shall be performed by the Chairman of the Board, the Vice Chairman of the Board, the President, or by a Vice President specifically designated by the Board of Directors, in the order named.

         The Secretary, or in his absence or disability, the assistant Secretary, shall act, ex officio, as Secretary of all meetings of the Shareholders, the Board of Directors and the Executive Committee. The other officers of the Corporation shall have such powers and duties as usually and customarily attach to their offices.

                                   ARTICLE IV
                          AFFILIATE BOARDS OF DIRECTORS

         Section 1. Affiliate Boards of Directors. The Board of Directors may elect such of its members and Officers of the Corporation (whether or not such other persons are employed by the Corporation) in such numbers as the Board of Directors deems necessary to form an affiliate board of directors for such affiliates of the Corporation as determined appropriate from time to time by the Board of Directors. As of December 29, 2000, such affiliates are anticipated to be known as: Fifth Third Bank (Central Ohio), Fifth Third Bank (Ohio Valley), Fifth Third Bank (Northwestern Ohio), Fifth Third Bank (Northeastern Ohio), and Fifth Third Bank (Western Ohio). Any person designated as an Affiliate Director, who is not employed by the Corporation, shall be a Non-Employee Officer of the Corporation. Affiliate Directors so elected shall hold office during the term of the Board by whom they are appointed, subject to the power of the Board to remove them at its discretion and/or until such time as their successors have been duly elected and qualified.

         Section 2. Powers and Duties. The Board of Directors may delegate to each Affiliate Board of Directors the power and authority to take by majority vote of the members of such Affiliate Board of Directors any and all such actions that may be legally delegated by the Board of Directors to any one or more officers of the Corporation pursuant to the laws of Ohio. Any action taken by any Affiliate Director pursuant to the direction given or authorization granted to him or her by such Affiliate Board of Directors shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

         Section 3. Executive Committees. Each Affiliate Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the respective Affiliate Board of Directors. Such executive Committee shall serve until their successors are appointed. The Board of Directors may delegate to each such Executive Committee of an Affiliate Board of Directors any and all such actions that may be legally delegated to the respective Affiliate Board of Directors pursuant to the laws of Ohio. Any action taken by any officer of the Corporation pursuant to the direction given or authorization granted to him or her by such an Executive Committee shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

                                    ARTICLE V
                              CERTIFICATES OF STOCK

         Section 1. Form. Certificates for shares of stock shall be signed by the Chairman of the Board, or by the President, or by one of the Vice Presidents, and by the Secretary or Treasurer or by the Cashier or an Assistant Cashier, shall contain such statements as are required by applicable Ohio law, and shall otherwise be in such form as the Board of Directors may, from time to time, require.

         Section 2. Transfers. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by duly authorized attorney upon surrender of the certificates therefor with duly executed assignment endorsed thereon or attached thereto.

         Section 3. Closing of Transfer Books. The books for the transfer of the stock of the Corporation shall be closed for at least five (5) days preceding the annual meeting of Shareholders, and may be closed by order of the Board of Directors, or Executive Committee, for a like period before any other meeting of the Shareholders.

                                   ARTICLE VI
                                   AMENDMENTS

         These regulations may be changed, and new regulations adopted by the assent thereto in writing of at least two-thirds (2/3) of the Shareholders of the Corporation in number and in amount or by a majority of such Shareholders in number and in amount; at a meeting held for that purpose, notice of which has been given by the President, the Secretary, or any two (2) Directors on behalf of the Corporation, personally or by written notice, to each Shareholder, or in such other manner as may then be authorized by the applicable laws of Ohio.

                                    EXHIBIT 5


                 A COPY OF EACH INDENTURE REFERRED TO IN ITEM 4

                                (NOT APPLICABLE)

                                    EXHIBIT 6

             THE CONSENT OF THE TRUSTEE REQUIRED BY SECTION 321 (B)
                       OF THE TRUST INDENTURE ACT OF 1939

                                 [See Attached]

                              EXHIBIT 6 TO FORM T-1

                               CONSENT OF TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Preferred Capital Trust IV of its % Trust Preferred Securities, we hereby consent that reports of examination by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                            FIFTH THIRD BANK


                                            By:/s/ Geoffrey D. Anderson
                                               ---------------------------------
                                                   Geoffrey D. Anderson
                                                   Its: Assistant Vice President

Dated:  January 14, 2003

                                    EXHIBIT 7

             A COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE
                  PUBLISHED PURSUANT TO LAW OR THE REQUIREMENTS
                    OF ITS SUPERVISING OR EXAMINING AUTHORITY

                                 [See Attached]

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

                                                                                            Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------
ASSETS
1. Cash and balance due from depository institutions (from Schedule RC-A):                   RCFD
                                                                                             ----
                                                                                                    -------------
   a.    Noninterest-bearing balances and currency and coin (1)                              0081        932,991  1.a
                                                               -----------------------              -------------
   b.    Interest-bearing balances (2)                                                       0071         32,509  1.b
                                      ------------------------------------------------              -------------
2. Securities:
   a.    Held-to-maturity securities (from Schedule RC-B, column A)                          1754         12,908  2.a
                                                                   -------------------              -------------
   b.    Available-for-sale securities (from Schedule RC-B, column D)                        1773     13,880,429  2.b
                                                                     -----------------              -------------
3. Federal Funds sold and securities purchased under agreements to resell                    RCON
                                                                                                    -------------
   a.    Federal funds sold in domestic offices                                              B987        933,368  3.a
                                                                                                    -------------
                                                                                             RCFD
   b.    Securities purchased under agreements to resell (3)                                 B989             0   3.b
                                                            --------------------------              -------------
4. Loans and lease financing receivables (from Schedule RC-C):
                                                                                                    -------------
   a.    Loans and leases held for sale                                                      5369      2,558,712   4.a
                                       ---------------------------------------
                                                                                                    -------------
                                                                                      -----------
   b.    Loans and leases, net of unearned income                              B528    22,815,854                  4.b
                                                 -----------------------------        -----------
   c.    LESS: Allowance for loan and lease losses                             3123       335,331                  4.c
                                                  ----------------------------        -----------
   d.    Loans and leases, net of unearned income and
         allowance (Item 4.b minus 4.c)                                                      B529     22,480,523  4.d
                                       -----------------------------------------------              -------------
5. Trading assets (from Schedule RC-D)                                                       3545          5,147  5.
                                       ------------------------------------------                   -------------
6. Premises and fixed assets (including capitalized leases)                                  2145        394,056  6.
                                                            ---------------------                   -------------
7. Other real estate owned (from Schedule RC-M)                                              2150         15,015  7.
                                                ---------------------------------                   -------------
8. Investments in unconsolidated subsidiaries and associated companies (from
   Schedule RC-M)
                  ---------------------------------------------------------------            2130              0  8.
                                                                                                    -------------
9. Customers' liability to this bank on acceptances outstanding                              2155         21,896  9.
                                                                -----------------                   -------------
10.Intangible assets                                                                                              10.
   a.    Goodwill                                                                            3163        156,985  10.a
                       ---------------------------------------------------------------              -------------
   b.    Other intangible assets (from Schedule RC-M)                                        0426        427,493  10.b
                                                        ------------------------------              -------------
11.Other assets (from Schedule RC-F)                                                         2160      1,903,953  11.
                                          --------------------------------------------              -------------
12.Total Assets (sum of items 1 through 11)                                                  2170     43,755,985  12.
                                                 -------------------------------------              -------------

-------------------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposits not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.



Schedule RC - Continued
                                                                                                Dollar Amounts in Thousands
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13. Deposits:
    a.   In domestic offices (sum of totals of columns A and C from Schedule                 RCON
                                                                                             ----
                                                                                                     ------------
         RC-E, part 1)                                                   RCON                2200     21,355,597    13.a.
                      ----------------------------------------------     ----                        ------------
         1.  Noninterest-bearing (1)                                     6631                          1,339,504    13.a.1.
                           -----------------------------------------             ------------
         2.  Interest-bearing                                            6636     20,016,093                        13.a.2.
                         -------------------------------------------
                                                                                 ------------
                                                                                             RCFN
    b.   In foreign offices, Edge and Agreement subsidiaries, and IBFs                       ----    ------------
         (from Schedule RC-E, part II)                                                       2200      2,419,892    13.b.
                                      ------------------------------                                 ------------
                                                                         RCFN
                                                                         ----
                                                                                 ------------
         1.  Noninterest-bearing                                         6631              0                        13.b1
                       ---------------------------------------------             ------------
         2.  Interest-bearing                                            6636      2,419,892                        13.b2
                    ------------------------------------------------             ------------
14. Federal Funds purchased and securities sold under agreements to repurchase----------
                                                                                             RCON
                                                                                             ----    ------------
    a.    Federal funds sold in domestic offices                                             B993      6,758,013    14.a
                                                                                                     ------------
                                                                                             RCFD
                                                                                             ----    ------------
    b.   Securities sold under agreements to repurchase (3)                                  B995      2,974,276    14.b
                                                                                                     ------------
15.      Trading liabilities (from Schedule RC-D)                                            3548              0    15
                                                 ---------------------------------------             ------------
16. Other borrowed money (includes mortgage indebtedness and obligations under
    capitalized leases) (from Schedule RC-M):                                                3190      3,146,643    16
                                              ------------------------------------------             ------------
17. Not applicable
18. Bank's liability on acceptances executed and outstanding                                 2920         21,896    18
                                                            ----------------------------             ------------
19. Subordinated notes and debentures (4)                                                    3200        609,663    19
                                         -----------------------------------------------             ------------
20. Other liabilities (from Schedule RC-G)                                                   2930      2,382,665    20
                                          ----------------------------------------------             ------------
21. Total liabilities (sum of items 13 through 20)                                           2948     39,668,645    21
                                                  --------------------------------------             ------------
22. Minority interest in consolidated subsidiaries                                           3000        452,205    22
                                                                                                     ------------
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus                                            3838              0    23
                                                  --------------------------------------             ------------
24. Common Stock                                                                             3230          4,540    24
                ------------------------------------------------------------------------             ------------
25. Surplus (exclude all surplus related to preferred stock)                                 3839      1,240,811    25
                                                                                                     ------------
26. a.  Retained earnings                                                                    3632      2,234,357    26.a.
                                                                                                     ------------
    b.  Accumulated other comprehensive income (5)                                           B530        155,427    26.b.
                                                                                                     ------------
27. Other equity capital components (6)                                                      A130              0    27
                                       -------------------------------------------------             ------------
28. Total equity capital (sum of items 23 through 27)                                        3210      3,635,135    28
                                                     -----------------------------------            ------------
29. Total liabilities, minority interest and equity capital (sum of items 21, 22
          and 28)                                                                            3300     43,755,985    29
                 -----------------------------------------------------------------------             ------------



-----------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreighn offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) includes treasury stock and unearned Employee Stock Ownership Plan shares.



Memorandum
To be reported only with the March Report of Condition

1.   Indicate in the box at the right the number of the statement below that best
     describes the most comprehensive level of auditing work performed for the bank by          RCFD      Number
                                                                                                ----      ------
     independent external auditors as of any date during 2001
                                                             ---------------------------        6724         N/A
                                                                                                -----     -------  M.1



1=  Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank.
2=  Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3=  Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm
4=  Directors' examination of the bank conducted in accordance with generally accepted auditing standards by certified public accounting firm (may be required by state chartering authority)
5=  Director's examination of the bank performed by other external auditors (may be required by state chartering authority)
6=  Review of the bank's financial statements by external auditors
7=  Compilation of bank's financial statements by external auditors
8=  Other audit procedures (excluding tax preparation work)
9=  No external audit work


                                    EXHIBIT 8


 A COPY OF ANY ORDER PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT
  AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT


                                (NOT APPLICABLE)

                                    EXHIBIT 9


          FOREIGN TRUSTEES ARE REQUIRED TO FILE A CONSENT TO SERVICE OF
                               PROCESS OF FORM F-X


                                (NOT APPLICABLE)

                                                                    Exhibit 25.3

                                  FORM T-1 File                       No. ____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                          PURSUANT TO SECTION 305(B)(2)

                                FIFTH THIRD BANK
               (Exact name of trustee as specified in its charter)

                                      OHIO
     (Jurisdiction of incorporation or organization if not a national bank)

                                   31-0854433
                      (I.R.S. Employer Identification No.)

                   38 Fountain Square Plaza, Cincinnati, Ohio
                    (Address of principal executive offices)

                                      45263
                                      -----
                                   (Zip Code)

                    Paul L. Reynolds, 5th and Walnut Streets
                     Cincinnati, Ohio, 45263 (513) 579-5300
            (Name, address and telephone number of agent for service)

                                FIRST BANKS, INC.
               (Exact name of obligor as specified in its charter)

                                    MISSOURI
         (State or other jurisdiction of incorporation or organization)

                                   43-1175538
                         (I.R.S. Employer Identification No.)

                                135 NORTH MERAMEC
                               ST. LOUIS, MISSOURI
                    (Address of principal executive offices)

                                      63105
                                   (Zip Code)

                                    GUARANTEE
                       (Title of the indenture securities)

Item 1.   General information.

                  Furnish the following information as to the trustee -

              (a) Name and address of each examining or supervising authority to which it is subject.

                  Ohio Superintendent of Banks
                  State Office Tower
                  30 E. Broad Street
                  Columbus, Ohio 43215

                  Federal Reserve Bank of Cleveland
                  East Sixth Street and Superior Avenue
                  Cleveland, Ohio 44101

                  Federal Deposit Insurance Corporation,
                  Washington, D.C.

              (b) Whether it is authorized to exercise corporate trust powers.

                  Yes.

Item  2.          Affiliations with obligor.

                  If the obligor is an affiliate of the trustee, describe each such affiliation.

          None.

Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14 and 15 are not applicable by virtue of the answer to Item 13.

Item  13. Defaults by the obligor.

         (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

None.

         (b) If the Trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

None.

Item  16.         List of Exhibits.

                  List below all exhibits filed as a part of this statement of eligibility.

         (1) A copy of the Certificate of Incorporation of the trustee as now in effect.

         (2) A copy of the certificate of authority of the trustee to commence business. (Included in Exhibit 1)

         (3) A copy of the authorization of the trustee to exercise corporate trust powers.

         (4) A copy of the existing code of regulations of the trustee incorporating amendments to date.

         (5)      A copy of each indenture referred to in Item 4.

         (6) The consent of the trustee required by Section 321 (b) of the Trust Indenture Act of 1939.

         (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         (8) A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

         (9) Foreign trustees are required to file a consent to service of process of Form F-X

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Fifth Third Bank, a corporation organized and existing under the laws of the State of Ohio, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cincinnati and the State of Ohio, on the 14th day of January, 2003.


                                           FIFTH THIRD BANK


                                           By: /s/ Geoffrey D. Anderson
                                               ---------------------------------
                                                   Geoffrey D. Anderson
                                           Its:    Assistant Vice President

                                    EXHIBIT 1

                          CERTIFICATE OF INCORPORATION
                         OF THE TRUSTEE AS NOW IN EFFECT

                        AMENDED ARTICLES OF INCORPORATION

                                       OF

                         FIFTH THIRD BANK, WESTERN OHIO

FIRST:       The name of this Corporation shall be Fifth Third Bank.

SECOND: The place in Ohio where its principal office is to be located is Cincinnati, Hamilton County, Ohio.

THIRD: This Corporation is formed for the purpose of (a) receiving on deposit or in trust, moneys, securities and other valuable property, on such terms as may be agreed, and of doing the business of a savings bank and of a trust company; (b) disposing of box vaults for safekeeping of valuables by lease or otherwise; (c) investing and loaning the funds of the company and those received by it on deposit or in trust; (d) doing a commercial banking business; (e) doing the business of a special plan bank; and (f) doing any other lawful act or activity for which banking corporations may be formed under Ohio law; and in furtherance of said purposes, to exercise all of the powers which may be lawfully exercised by a corporation formed therefor, and to do all things necessary or incident thereto.

FOURTH: The maximum number of shares which this Corporation is authorized to have outstanding shall be Four Hundred Fifty-Four Thousand Forty-Two (454,042) shares of common stock, with a par value of Ten Dollars ($10.00) per share.

FIFTH: No holder of any share or shares of any class issued by this Corporation shall be entitled as such, as a matter of right, at any time, to subscribe for or purchase (i) shares of any class issued by this Corporation, now or hereafter authorized,
             (ii) securities of this Corporation convertible into or exchangeable for shares of any class issued by this Corporation, now or hereafter authorized, or (iii) securities of this Corporation to which shall be attached or appertain to any rights or options whether by the terms of such securities or in the contracts, warrants, or other instruments (whether transferable or non-transferable or separable or inseparable from such securities) evidencing such rights or options entitling the holders thereof to subscribe for or purchase shares of any class issued by this Corporation, now or hereafter authorized; it being the intent and is the effect of this Article Fifth to fully eliminate any and all pre-emptive rights with respect to the shares of any class issued by this Corporation now or hereafter authorized.

SIXTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, and when approved in advance by the Ohio Superintendent of Banks, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions that the Board of Directors may determine.

SEVENTH: These Amended Articles of Incorporation supersede and take the place of the existing Articles of Incorporation.

                                    EXHIBIT 2

                         CERTIFICATE OF AUTHORITY OF THE
                          TRUSTEE TO COMMENCE BUSINESS
                             (INCLUDED IN EXHIBIT 1)

                                    EXHIBIT 3


                   A COPY OF THE AUTHORIZATION OF THE TRUSTEE
                       TO EXERCISE CORPORATE TRUST POWERS

                                 [See Attached]

                                  STATE OF OHIO

                       DIVISION OF FINANCIAL INSTITUTIONS




This is to certify that Fifth Third Bank, Cincinnati, Ohio, organized under the laws of the State of Ohio has complied with the laws relating to trust companies under Section 1111.04 of the Ohio Revised Code and is qualified to exercise trust powers in Ohio.

Witness my hand at Columbus, Ohio, this 14th day of January, 2003.



                                         /s/ F.  Scott O'Donnell
                                         ---------------------------------------
                                             F. Scott O'Donnell
                                             Superintendent
                                             Division of Financial Institutions

                                    EXHIBIT 4

            A COPY OF THE EXISTING CODE OF REGULATIONS OF THE TRUSTEE
                        INCORPORATING AMENDMENTS TO DATE

                                 [See Attached]

                     CODE OF REGULATIONS OF FIFTH THIRD BANK
                     ---------------------------------------

                                    ARTICLE I
                                  SHAREHOLDERS

         Section 1. Meetings. The annual meeting of the Shareholders shall be held at the principal office of the Corporation at such hour, as may be fixed in the notice of such meeting, and on such date, not earlier than the second Tuesday of January or later than the third Tuesday of April of each year, as shall be fixed by the Board of Directors and communicated in writing to the Shareholders not later than twenty (20) days prior to such meeting.

         Section 2. Quorum. Shareholders, whether in person or by lawful proxies, representing a majority in amount of the outstanding stock of the Corporation, shall constitute a quorum at any Shareholders' meeting. If there be less than a majority in amount of such stock at any meeting, the meeting may be adjourned from time to time.

                                   ARTICLE II
                               BOARD OF DIRECTORS

         Section 1. Election and Number. The Board of Directors shall be elected by the Shareholders. The Board of Directors shall be composed of eighteen (18) persons unless this number is changed by: (1) the Shareholders in accordance with the applicable laws of Ohio or (2) the vote of a majority of the Directors in office. The Directors may increase the number to not more than twenty four
(24) persons and may decrease the number to not less than fifteen (15) persons. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors in office. Within sixty (60) days of the election or appointment of each Director, the Director shall take and subscribe to an oath to diligently and honestly perform the duties of a director and to not knowingly violate, or permit to be violated, any federal or Ohio banking law.

         Section 2. Term. Directors shall hold office until the expiration of the term for which they were elected, and shall continue in office until their respective successors shall have been duly elected and qualified. Any such term of office shall be no longer than three (3) years.

         Section 3. Qualifications and Compensation. No person shall serve as a Director who does not meet the qualification requirements of the applicable laws of Ohio. Each Director shall be entitled to receive such compensation for attendance at meetings of the Board of Directors or Committees thereof as the Board of Directors may, from time to time, fix.

         Section 4. Replacement or Removal. Directors may be replaced or removed as provided by the laws of Ohio, provided that Directors may be removed without cause only by an affirmative vote of not less than two-thirds (2/3) of the outstanding shares of the Corporation.

         Section 5. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the Board of Directors until an election to fill such vacancy is had.

         Section 6. Quorum. A majority of the whole authorized number of Directors, as the same shall be established from time to time in accordance with
Section 1 of this Code of Regulations, shall constitute a quorum for a meeting of the Directors, except that a majority of the Directors in office constitutes a quorum for the filling of a vacancy or vacancies of the Board.

         Section 7. Meetings of the Board. Regular meetings of the Board of Directors shall be held on the third Tuesday of each month, or at such other times as may be determined by the Board of Directors. Except as otherwise provided by the laws of Ohio, any business may be transacted at any regular meeting of the Board of Directors. Special meetings shall be held upon the call of the Chairman of the Board, if one be elected, or by the President, or in their absence, by a Vice President or any three (3) Directors.

         Section 8. Notice of Meetings. The Secretary shall give notice of each meeting of the Board of Directors, whether regular or special, to each member to the Board.

         Section 9.  Committees.

         9.1 Executive Committee. The Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the Board of Directors. Such executive Committee shall serve until their successors are appointed. A majority of the members of said Committee shall constitute a quorum. The Executive Committee shall conduct the business of the Corporation and shall have all the powers of the Board of Directors when said Board is not in session, except that of declaring a dividend. The Secretary of the Corporation shall keep a record of the Committee's proceedings, which, signed by the Chairman of the Committee, shall be presented at the meetings of the Committees and at the meetings of the Board of Directors.

         9.2 Other Committees. The Board of Directors shall appoint a Trust Committee of which the Vice President and Trust Officer and at least three (3) of its members who are not officers of the Corporation shall be members. The Vice President and Trust Officer shall be Chairman of the Trust Committee. In addition thereto, the Chairman of the Board, Chief Executive Officer or President, may appoint such additional Committees, by and with the approval of the Board of Directors, as may be deemed desirable or necessary.

         Each such Committee, so appointed, shall have such powers and perform such duties, not inconsistent with the applicable laws of Ohio, as may be delegated to it by the Board of Directors.

Section 10. Indemnification. The Corporation shall indemnify each Director and each Officer of the Corporation, and each person employed by the Corporation who serves at the written request of the President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by the applicable laws of Ohio. The term `Officer' as used in this Section shall include the Chairman of the Board and the Vice Chairman of the Board if such offices are filled, the Chief Executive Officer, the President, each Vice President, each Affiliate Director, the Treasurer, the Secretary, the Cashier, the Controller, the Auditor, the Counsel and any other person who is specifically designated as an `Officer' within the operation of this Section by action of the Board of Directors. The Corporation may indemnify assistant Officers, employees and others by action of the Board of Directors to the extent permitted by the applicable laws of Ohio.

                                   ARTICLE III
                                    OFFICERS

         Section 1. Election of Officers. The Board of Directors at the first meeting after the election of Directors may elect one of its own number Chairman of the Board and one of its own number Vice Chairman of the Board; and it shall elect one of its own number President. It may also elect a Chief Executive Officer, one or more Vice Presidents (one or more of whom may be designated Executive Vice President and/or Senior Vice President and/or Vice President and Trust Officer), one or more Affiliate Directors, a Cashier, a Secretary, and a Treasurer, and it may appoint such other officers as the Board may deem advisable. The Corporation may also elect a Chief Executive Officer, President, Chief Financial Officer, Secretary and/or Treasurer for each affiliate of the Corporation as determined appropriate from time to time by the Board of Directors, with such officers having the name of such affiliate appended to his of her title (e.g., President (Northeastern Ohio)). Any two or more offices may be held by the same person. Officers so elected shall hold office during the term of the Board by whom they are elected, subject to the power of the Board to remove them at its discretion. They shall be bonded in such amount and with such surety or securities as the Board of Directors shall require.

         Section 2. Powers and Duties. The Chairman of the Board of Directors, if the office be filled, otherwise the Vice Chairman of the Board of Directors, if the office be filled, otherwise the President shall preside at all meetings of the Shareholders and the Board of Directors, shall be responsible for the supervision and control over the business of the Corporation and shall serve at the pleasure of the Board of Directors. In the absence or disability of any of the foregoing officers, their respective duties shall be performed by the Chairman of the Board, the Vice Chairman of the Board, the President, or by a Vice President specifically designated by the Board of Directors, in the order named.

         The Secretary, or in his absence or disability, the assistant Secretary, shall act, ex officio, as Secretary of all meetings of the Shareholders, the Board of Directors and the Executive Committee. The other officers of the Corporation shall have such powers and duties as usually and customarily attach to their offices.

                                   ARTICLE IV
                          AFFILIATE BOARDS OF DIRECTORS

         Section 1. Affiliate Boards of Directors. The Board of Directors may elect such of its members and Officers of the Corporation (whether or not such other persons are employed by the Corporation) in such numbers as the Board of Directors deems necessary to form an affiliate board of directors for such affiliates of the Corporation as determined appropriate from time to time by the Board of Directors. As of December 29, 2000, such affiliates are anticipated to be known as: Fifth Third Bank (Central Ohio), Fifth Third Bank (Ohio Valley), Fifth Third Bank (Northwestern Ohio), Fifth Third Bank (Northeastern Ohio), and Fifth Third Bank (Western Ohio). Any person designated as an Affiliate Director, who is not employed by the Corporation, shall be a Non-Employee Officer of the Corporation. Affiliate Directors so elected shall hold office during the term of the Board by whom they are appointed, subject to the power of the Board to remove them at its discretion and/or until such time as their successors have been duly elected and qualified.

         Section 2. Powers and Duties. The Board of Directors may delegate to each Affiliate Board of Directors the power and authority to take by majority vote of the members of such Affiliate Board of Directors any and all such actions that may be legally delegated by the Board of Directors to any one or more officers of the Corporation pursuant to the laws of Ohio. Any action taken by any Affiliate Director pursuant to the direction given or authorization granted to him or her by such Affiliate Board of Directors shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

         Section 3. Executive Committees. Each Affiliate Board of Directors shall appoint an Executive Committee consisting of at least three (3) members of the respective Affiliate Board of Directors. Such executive Committee shall serve until their successors are appointed. The Board of Directors may delegate to each such Executive Committee of an Affiliate Board of Directors any and all such actions that may be legally delegated to the respective Affiliate Board of Directors pursuant to the laws of Ohio. Any action taken by any officer of the Corporation pursuant to the direction given or authorization granted to him or her by such an Executive Committee shall constitute the valid and legal act of the Corporation pursuant to the approval and authorization of the Board of Directors.

                                    ARTICLE V
                              CERTIFICATES OF STOCK

         Section 1. Form. Certificates for shares of stock shall be signed by the Chairman of the Board, or by the President, or by one of the Vice Presidents, and by the Secretary or Treasurer or by the Cashier or an Assistant Cashier, shall contain such statements as are required by applicable Ohio law, and shall otherwise be in such form as the Board of Directors may, from time to time, require.

         Section 2. Transfers. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by duly authorized attorney upon surrender of the certificates therefor with duly executed assignment endorsed thereon or attached thereto.

         Section 3. Closing of Transfer Books. The books for the transfer of the stock of the Corporation shall be closed for at least five (5) days preceding the annual meeting of Shareholders, and may be closed by order of the Board of Directors, or Executive Committee, for a like period before any other meeting of the Shareholders.

                                   ARTICLE VI
                                   AMENDMENTS

         These regulations may be changed, and new regulations adopted by the assent thereto in writing of at least two-thirds (2/3) of the Shareholders of the Corporation in number and in amount or by a majority of such Shareholders in number and in amount; at a meeting held for that purpose, notice of which has been given by the President, the Secretary, or any two (2) Directors on behalf of the Corporation, personally or by written notice, to each Shareholder, or in such other manner as may then be authorized by the applicable laws of Ohio.

                                    EXHIBIT 5


                 A COPY OF EACH INDENTURE REFERRED TO IN ITEM 4

                                (NOT APPLICABLE)

                                    EXHIBIT 6

             THE CONSENT OF THE TRUSTEE REQUIRED BY SECTION 321 (B)
                       OF THE TRUST INDENTURE ACT OF 1939

                                 [See Attached]

                              EXHIBIT 6 TO FORM T-1

                               CONSENT OF TRUSTEE

         Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by First Banks, Inc., of its Guarantee, we hereby consent that reports of examination by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                              FIFTH THIRD BANK


                                              By:/s/ Geoffrey D. Anderson
                                              ----------------------------------
                                                     Geoffrey D. Anderson
                                              Its:   Assistant Vice President

Dated:  January 14, 2003

                                    EXHIBIT 7

             A COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE
                  PUBLISHED PURSUANT TO LAW OR THE REQUIREMENTS
                    OF ITS SUPERVISING OR EXAMINING AUTHORITY

                                 [See Attached]

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

                                                                                            Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------------
ASSETS
1. Cash and balance due from depository institutions (from Schedule RC-A):                   RCFD
                                                                                             ----
                                                                                                    -------------
   a.    Noninterest-bearing balances and currency and coin (1)                              0081        932,991  1.a
                                                               -----------------------              -------------
   b.    Interest-bearing balances (2)                                                       0071         32,509  1.b
                                      ------------------------------------------------              -------------
2. Securities:
   a.    Held-to-maturity securities (from Schedule RC-B, column A)                          1754         12,908  2.a
                                                                   -------------------              -------------
   b.    Available-for-sale securities (from Schedule RC-B, column D)                        1773     13,880,429  2.b
                                                                     -----------------              -------------
3. Federal Funds sold and securities purchased under agreements to resell                    RCON
                                                                                                    -------------
   a.    Federal funds sold in domestic offices                                              B987        933,368  3.a
                                                                                                    -------------
                                                                                             RCFD
   b.    Securities purchased under agreements to resell (3)                                 B989             0   3.b
                                                            --------------------------              -------------
4. Loans and lease financing receivables (from Schedule RC-C):
                                                                                                    -------------
   a.    Loans and leases held for sale                                                      5369      2,558,712   4.a
                                       ---------------------------------------
                                                                                                    -------------
                                                                                      -----------
   b.    Loans and leases, net of unearned income                              B528    22,815,854                  4.b
                                                 -----------------------------        -----------
   c.    LESS: Allowance for loan and lease losses                             3123       335,331                  4.c
                                                  ----------------------------        -----------
   d.    Loans and leases, net of unearned income and
         allowance (Item 4.b minus 4.c)                                                      B529     22,480,523  4.d
                                       -----------------------------------------------              -------------
5. Trading assets (from Schedule RC-D)                                                       3545          5,147  5.
                                       ------------------------------------------                   -------------
6. Premises and fixed assets (including capitalized leases)                                  2145        394,056  6.
                                                            ---------------------                   -------------
7. Other real estate owned (from Schedule RC-M)                                              2150         15,015  7.
                                                ---------------------------------                   -------------
8. Investments in unconsolidated subsidiaries and associated companies (from
   Schedule RC-M)
                  ---------------------------------------------------------------            2130              0  8.
                                                                                                    -------------
9. Customers' liability to this bank on acceptances outstanding                              2155         21,896  9.
                                                                -----------------                   -------------
10.Intangible assets                                                                                              10.
   a.    Goodwill                                                                            3163        156,985  10.a
                       ---------------------------------------------------------------              -------------
   b.    Other intangible assets (from Schedule RC-M)                                        0426        427,493  10.b
                                                        ------------------------------              -------------
11.Other assets (from Schedule RC-F)                                                         2160      1,903,953  11.
                                          --------------------------------------------              -------------
12.Total Assets (sum of items 1 through 11)                                                  2170     43,755,985  12.
                                                 -------------------------------------              -------------

-------------------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposits not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.



Schedule RC - Continued
                                                                                                Dollar Amounts in Thousands
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13. Deposits:
    a.   In domestic offices (sum of totals of columns A and C from Schedule                 RCON
                                                                                             ----
                                                                                                     ------------
         RC-E, part 1)                                                   RCON                2200     21,355,597    13.a.
                      ----------------------------------------------     ----                        ------------
         1.  Noninterest-bearing (1)                                     6631                          1,339,504    13.a.1.
                           -----------------------------------------             ------------
         2.  Interest-bearing                                            6636     20,016,093                        13.a.2.
                         -------------------------------------------
                                                                                 ------------
                                                                                             RCFN
    b.   In foreign offices, Edge and Agreement subsidiaries, and IBFs                       ----    ------------
         (from Schedule RC-E, part II)                                                       2200      2,419,892    13.b.
                                      ------------------------------                                 ------------
                                                                         RCFN
                                                                         ----
                                                                                 ------------
         1.  Noninterest-bearing                                         6631              0                        13.b1
                       ---------------------------------------------             ------------
         2.  Interest-bearing                                            6636      2,419,892                        13.b2
                    ------------------------------------------------             ------------
14. Federal Funds purchased and securities sold under agreements to repurchase----------
                                                                                             RCON
                                                                                             ----    ------------
    a.    Federal funds sold in domestic offices                                             B993      6,758,013    14.a
                                                                                                     ------------
                                                                                             RCFD
                                                                                             ----    ------------
    b.   Securities sold under agreements to repurchase (3)                                  B995      2,974,276    14.b
                                                                                                     ------------
15.      Trading liabilities (from Schedule RC-D)                                            3548              0    15
                                                 ---------------------------------------             ------------
16. Other borrowed money (includes mortgage indebtedness and obligations under
    capitalized leases) (from Schedule RC-M):                                                3190      3,146,643    16
                                              ------------------------------------------             ------------
17. Not applicable
18. Bank's liability on acceptances executed and outstanding                                 2920         21,896    18
                                                            ----------------------------             ------------
19. Subordinated notes and debentures (4)                                                    3200        609,663    19
                                         -----------------------------------------------             ------------
20. Other liabilities (from Schedule RC-G)                                                   2930      2,382,665    20
                                          ----------------------------------------------             ------------
21. Total liabilities (sum of items 13 through 20)                                           2948     39,668,645    21
                                                  --------------------------------------             ------------
22. Minority interest in consolidated subsidiaries                                           3000        452,205    22
                                                                                                     ------------
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus                                            3838              0    23
                                                  --------------------------------------             ------------
24. Common Stock                                                                             3230          4,540    24
                ------------------------------------------------------------------------             ------------
25. Surplus (exclude all surplus related to preferred stock)                                 3839      1,240,811    25
                                                                                                     ------------
26. a.  Retained earnings                                                                    3632      2,234,357    26.a.
                                                                                                     ------------
    b.  Accumulated other comprehensive income (5)                                           B530        155,427    26.b.
                                                                                                     ------------
27. Other equity capital components (6)                                                      A130              0    27
                                       -------------------------------------------------             ------------
28. Total equity capital (sum of items 23 through 27)                                        3210      3,635,135    28
                                                     -----------------------------------            ------------
29. Total liabilities, minority interest and equity capital (sum of items 21, 22
          and 28)                                                                            3300     43,755,985    29
                 -----------------------------------------------------------------------             ------------



-----------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreighn offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) includes treasury stock and unearned Employee Stock Ownership Plan shares.



Memorandum
To be reported only with the March Report of Condition

1.   Indicate in the box at the right the number of the statement below that best
     describes the most comprehensive level of auditing work performed for the bank by          RCFD      Number
                                                                                                ----      ------
     independent external auditors as of any date during 2001
                                                             ---------------------------        6724         N/A
                                                                                                -----     -------  M.1



1=  Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank.
2=  Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3=  Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm
4=  Directors' examination of the bank conducted in accordance with generally accepted auditing standards by certified public accounting firm (may be required by state chartering authority)
5=  Director's examination of the bank performed by other external auditors (may be required by state chartering authority)
6=  Review of the bank's financial statements by external auditors
7=  Compilation of bank's financial statements by external auditors
8=  Other audit procedures (excluding tax preparation work)
9=  No external audit work


                                    EXHIBIT 8


 A COPY OF ANY ORDER PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT
  AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT


                                (NOT APPLICABLE)

                                    EXHIBIT 9


          FOREIGN TRUSTEES ARE REQUIRED TO FILE A CONSENT TO SERVICE OF
                               PROCESS OF FORM F-X


                                (NOT APPLICABLE)